As Filed with the Securities and Exchange Commission on June 20, 2011
Registration Statement No. 333-173322
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 2 to

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

THERMADYNE HOLDINGS CORPORATION
SUBSIDIARY GUARANTORS LISTED ON SCHEDULE A HERETO
(Exact name of registrant as specified in its charter)

Delaware	3541	74-2482571
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017
(636) 728-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nick H. Varsam, Esq.
Vice President, General Counsel and Corporate Secretary
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017
(636) 728-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Randall Wang, Esq.
Todd M. Kaye, Esq.
Bryan Cave llp
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i)(Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d)(Cross-Border Third-Party Tender Offer)	☐

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE A

		Primary
	State or Other	Standard	I.R.S.	Address, Including Zip Code and
	Jurisdiction of	Industrial	Employer	Telephone Number, Including Area
Exact Name of Registrant Guarantor	Incorporation	Classification	Identification	Code, of Registrant Guarantor’s
as Specified in its Charter	or Organization	Code Number	Number	Principal Executive Offices

Cigweld Pty Ltd.	Australia	3541	None	71-73 Gower Street Preston Victoria 3072 Australia 61 3 9474 7400

Stoody Company	Delaware	3541	31-1525264	5557 Nashville Road Bowling Green, KY 42101 (270) 781-9777

Thermadyne Australia Pty Ltd.	Australia	3541	None	71-73 Gower Street Preston Victoria 3072 Australia 61 3 9474 7400

Thermadyne Industries, Inc.	Delaware	3541	94-2697077	16052 Swingley Ridge Rd. Suite 300 Chesterfield, MO 63017 (636) 728-3000

Thermadyne International Corp.	Delaware	3541	94-2655752	16052 Swingley Ridge Rd. Suite 300 Chesterfield, MO 63017 (636) 728-3000

Thermal Dynamics Corporation	Delaware	3541	94-2452212	82 Benning Street West Lebanon, NH 03784 (603) 298-5711

Victor Equipment Company	Delaware	3541	94-0955680	2800 Airport Road Denton, TX 76207 (940) 566-2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2011

Thermadyne Holdings Corporation
Offer to Exchange
$260,000,000 9% Senior Secured Notes due 2017
for $260,000,000 9% Senior Secured Notes due 2017
that have been registered under the Securities Act of 1933

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange an aggregate principal amount of up to $260,000,000 of our 9% Senior Secured Notes due 2017, and the guarantees thereof, which we refer to as the “exchange notes”, for a like amount of our outstanding 9% Senior Secured Notes due 2017, and the guarantees thereof, which we refer to as the “outstanding notes”, in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”). The term “notes” refers to, collectively, the outstanding notes and the exchange notes.

Terms of the exchange offer:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of outstanding notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes, and (iii) certain additional interest rate provisions are no longer applicable.

•	The exchange offer will expire at 5:00 p.m., New York time, on , 2011, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the expiration of the exchange offer. You may withdraw any outstanding notes tendered until the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The exchange notes will not be listed on any securities exchange.

Broker-Dealers:

•	Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

•	Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

•	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired such outstanding notes as a result of market-making activities or other trading activities.

•	We have agreed that, for a period of up to 180 days after the effective date of the registration statement, of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

For a discussion of factors you should consider in determining whether to tender your outstanding notes, see the information under “Risk Factors” beginning on page 22 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2011.

We have not authorized anyone to give any information or to make any representations concerning this exchange offer except that which is in this prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Also, these forward-looking statements reflect our views and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws and that certain Indenture, dated as of December 3, 2010, by and among the Company, our guarantor subsidiaries, and U.S. Bank National Association as Trustee and Collateral Trustee (the “Indenture”),we do not intend to provide any updates concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	the impact of uncertain global economic conditions on our business and those of our customers;

•	the cost and availability of raw materials;

•	the effectiveness of our cost reduction initiatives in our continuous improvement program;

•	operational and financial developments and restrictions affecting our international sales and operations;

•	the impact of currency fluctuations, exchange controls and devaluations;

•	the impact of a change of control under our debt instruments and potential limits on our ability to use net operating loss carryforwards;

•	consolidation within our customer base and the resulting increased concentration of our sales;

•	actions taken by our competitors that affect our ability to retain our customers and compete successfully;

•	our ability to meet customer needs by introducing new and enhanced products;

•	our ability to adequately enforce or protect our intellectual property rights;

•	the detrimental cash flow impact of increasing interest rates and our ability to comply with financial covenants in our debt instruments;

•	disruptions in credit markets;

•	our relationships with our employees and our ability to retain and attract qualified personnel;

•	liabilities arising from litigation, including product liability risks; and

•	the costs of compliance with and liabilities arising under environmental laws and regulations.

Actual results may differ materially due to these risks and uncertainties and those discussed below. Such differences could be material. See “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. You should read this prospectus in its entirety and with the understanding that actual future results may be materially different from what we currently expect.

INDUSTRY AND MARKET DATA

This prospectus includes industry, market and competitive position data that we obtained or derived from management’s own internal estimates and research, as well as publicly available industry and general publications. Industry and general publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the industry and general publications upon which we have relied are reliable, we have not independently verified such information. Similarly, while we believe our management’s estimates with respect to our industry are reliable, no independent sources have verified our estimates. Our estimates, in particular as they relate to our general expectations concerning this industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.” Accordingly, if our estimates are incorrect, they could cause certain industry and market data included in this prospectus to differ from actual results.

TRADEMARKS

This prospectus contains some of our trademarks, trade names and service marks. Each one of these trademarks, trade names or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA and the ratios related thereto (“our EBITDA Measures”), as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from continuing operations or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

Our EBITDA Measures may not be comparable to similarly titled measures of other companies. We believe these measures are meaningful to our investors to enhance their understanding of our operating performance across reporting periods on a consistent basis, as well as our ability to comply with the financial covenants of our existing material debt agreements and service our indebtedness, including the notes. Although EBITDA and Adjusted EBITDA are not necessarily measures of our ability to fund our cash needs, we understand that they are frequently used by securities analysts, investors and other interested parties as measures of financial performance and to compare our performance with the performance of other companies that report EBITDA and Adjusted EBITDA. For a presentation of net income as calculated under GAAP, which we believe is the most directly comparable GAAP measure, reconciled to our EBITDA and Adjusted EBITDA, see “Prospectus Summary — Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data.”

Our EBITDA Measures have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP. Some of the limitations of these measures are:

•	they do not reflect our cash expenditures for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our EBITDA Measures do not reflect any cash requirements for such replacements;

•	they do not reflect the cash requirements of the related foreign and U.S. income tax liabilities;

•	they do not reflect the impact of earnings or charges resulting from certain noteworthy events we consider not to be indicative of our ongoing operations; and

•	they do not reflect limitations on or costs related to transferring earnings from our subsidiaries to us.

In addition, other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, our EBITDA Measures should not be considered as measures of discretionary cash available to use to invest in the growth of our business or as measures of cash that will be available to use to meet our obligations, including those under the notes. You should compensate for these limitations by relying primarily on our GAAP results and using our EBITDA Measures only supplementally.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to “Thermadyne,” “our company,” “the Company,” “we,” “us” and “our” refer to Thermadyne Holdings Corporation, a Delaware corporation, and its direct and indirect subsidiaries. The term “outstanding notes” refers to the outstanding 9% Senior Secured Notes due 2017. The term “exchange notes” refers to the 9% Senior Secured Notes due 2017, as registered under the Securities Act. The term “notes” refers collectively to the outstanding notes and the exchange notes.

On October 5, 2010, affiliates of Irving Place Capital (“Irving Place Capital” or “IPC”) entered into an agreement and plan of merger to acquire all of the equity of Thermadyne Holdings Corporation. Pursuant to the merger agreement, on December 3, 2010, Razor Merger Sub Inc., a wholly owned subsidiary of Razor Holdco Inc., an affiliate of Irving Place Capital, merged with and into Thermadyne, with Thermadyne being the surviving corporation following the merger (the “Merger”). As used in this prospectus, the term “Successor” refers to the Company following the Merger and the term “Predecessor” refers to the Company prior to the Merger.

As a result of our accounting for the Merger, which we describe more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we present our consolidated financial statements for the Predecessor for the period from January 1, 2010 through December 2, 2010, to which we refer herein as the “2010 Predecessor Period,” and for the Successor for the period from December 3, 2010 through December 31, 2010, to which we refer herein as the “2010 Successor Period.” Unless the context otherwise requires, the financial information presented herein is the financial information of Thermadyne on a consolidated basis together with its subsidiaries.

For a more complete description of the Merger and the related financing transactions, see “Prospectus Summary — The Transactions” and “Description of Other Indebtedness.”

PROSPECTUS SUMMARY

The following summary contains basic information about us and this exchange offer. It is likely that this summary does not contain all of the information that is important to you. You should read the entire prospectus, including the risk factors and the financial statements and related notes included elsewhere herein, before making an investment decision. Unless otherwise noted, references to our financial information for 2010 refer to our unaudited, pro forma condensed consolidated financial data. See “Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

Our Company

We are a leading designer and manufacturer of a comprehensive suite of cutting and welding products used in various fabrication, construction and manufacturing operations around the world. Our products are used in a wide variety of applications, across industries, where steel is cut and welded, including steel fabrication, manufacturing of transportation and mining equipment, many types of construction, such as offshore oil and gas rigs, repair and maintenance of manufacturing equipment and facilities, and shipbuilding. We market our products under a widely recognized portfolio of brands, many of which are the leading brand in their industry, including Victor®, Tweco®, Thermal Dynamics®, Arcair®, Cigweld®, Thermal Arc®, Turbo Torch® and Stoody®. We sell our products primarily through over 3,300 industrial distributor accounts, including large industrial gas manufacturers, in over 50 countries.

Based on our 2010 net sales, we believe that our products have leading market shares in highly profitable target segments of the overall welding market. We believe we have the #1 global market position for gas equipment, the #2 global market position for arc accessories and the #3 global market position for plasma equipment. In addition, we believe we have the #1 market position in the United States for hardfacing wires and electrodes and the #1 market position in Australia for all cutting and welding product lines.

During 2010, we generated approximately 85% of our net sales from products either consumed in the everyday cutting and welding process or from torches and related accessories, which are frequently replaced due to the high level of wear and tear experienced during use. These items generally have low prices and are not considered capital expenditures by our customers, providing us with a consistent recurring sales base. We also benefit from a well balanced mix of sales by end-market and geography. In 2010, approximately 54% of our sales came from the United States and approximately 46% came from international markets, including approximately 28% from the Asia Pacific region, primarily Australia and China.

We introduced a global continuous improvement process referred to as Total Cost Productivity, or “TCP,” in 2005 as a company-wide program to lower costs and improve efficiency. TCP has become part of our operating philosophy and continues to transform our business today. This internal strategy has enabled us to reduce operating costs incrementally in each of the last six years, including $11 million of additional savings in 2010. Our recently launched TCP Phase III focuses on our Denton, Texas and Hermosillo, Mexico manufacturing facilities, with incremental cost savings expected to increase gross margins by an additional 200 basis points by early 2012. See “— Recent Developments.”

We generated net sales of $387.2 million for the period January 1, 2010 to December 2, 2010 (Predecessor), and $28.7 million for the period December 3, 2010 to December 31, 2010 (Successor). The Company’s net income for the period January 1, 2010 to December 2, 2010 was $6.1 million, and net loss was for the period December 3, 2010 to December 31, 2010 was $14.7 million. EBITDA, a non-GAAP measure, was $47.3 million and $(11.0 million) for the Predecessor Period from January 1 to December 2, 2010 and the Successor Period from December 3, 2010 to December 31, 2010, respectively. Adjusted EBITDA, also a non-GAAP measure, was $57.7 million and $3.0 million for the 2010 Predecessor Period and the 2010 Successor Period, respectively. See “— Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data.”

Our Products

We have five major product categories: gas equipment, arc accessories, plasma cutting systems, filler metals and hardfacing alloys and welding equipment. Our diverse product base ensures that we are not dependent on any one category within the cutting and welding industry.

Gas Equipment (Approximately 36% of 2010 net sales).  Our gas equipment products include regulators, torches, tips and nozzles, manifolds, flow meters and flashback arrestors that are sold under the Victor, Cigweld and Turbo Torch brand names. Victor is the most-recognized brand name in the gas equipment market and is viewed as an innovation and quality leader. Strong recognition of the Victor brand drives customer loyalty and repeat product purchases. The typical price range of these products is approximately $40 to $400. Gas equipment products regulate and control the flow of gases to the cutting/welding torch. The design of gas equipment varies among manufacturers leading to a strong preference for “product styles.” Gas equipment products are used frequently in harsh environments, which necessitates a high rate of replacement as well as a high quality product. The advantage of gas equipment over other types of cutting equipment is that it does not require an external electrical power supply to operate, thereby providing the user with a versatile and portable source for heating and cutting in both workshop and outdoor locations. Based on our 2010 net sales, we believe we are the largest manufacturer and supplier of gas equipment products in the world.

Arc Accessories (Approximately 17% of 2010 net sales).  Our arc accessories include manual and robotic semiautomatic welding guns and related consumables, ground clamps, electrode holders, cable connectors and assemblies that are sold under the Tweco and Arcair brand names. Our arc welding guns typically range in price from approximately $90 to $400. Arc welding is the most common method of welding and is used for a wide variety of manufacturing and construction applications, including the production of ships, railcars, farm and mining equipment and offshore oil and gas rigs. Customers tend to select arc accessories based on a preference for a certain look and feel that develops as a result of repeated usage over an extended period of time. This preference drives brand loyalty which, in turn, drives recurring sales of arc accessory products. Based on our 2010 net sales, we believe we are among the largest manufacturers and suppliers of arc welding accessory products in the United States.

Plasma Cutting Systems (Approximately 16% of 2010 net sales).  Our plasma cutting products include power supplies, torches and related consumable parts that are sold under the Thermal Dynamics brand name. On average, manual and automated plasma torches sell for approximately $350 and $1,000, respectively, while manual and automated power supplies sell for approximately $2,000 and $17,500, respectively. Both our manual and automated plasma systems utilize patented consumable parts, which provides for significant ongoing revenue. For example, we expect that a $20,000 to $30,000 automated system will generate approximately $10,000 in parts sales per year.

Plasma cutting is a process whereby electricity from a power source and gas delivered through a plasma torch is used to cut steel and other metals. Plasma cutting is used in the fabrication, construction and repair of both steel and nonferrous metal products, including automobiles and related assemblies, manufactured appliances, ships, railcars and heating, ventilation and air-conditioning products, as well as for general maintenance. Advantages of the plasma cutting process over other methods include faster cutting speeds, cleaner cuts and the ability to cut ferrous and nonferrous alloys with minimum heat distortion to the metal being cut. Our high technology products associated with automated cutting have gained market share, and we expect these share gains to continue as we introduce innovative new products. Based on our 2010 net sales, we believe we are among the largest suppliers of plasma power supplies, torches and related consumable parts both in the United States and internationally.

Filler Metals and Hardfacing Alloys (Approximately 21% of 2010 net sales).  Our filler metals and hardfacing alloys include structural wires, hardfacing wires and electrodes that are sold under the Cigweld and Stoody brand names. Our filler metals and hardfacing alloys typically range in price from approximately $0.90 to $30.00 per pound.

There are three basic types of filler metals and hardfacing alloys: stick electrodes, solid wire and flux cored wire. We believe that the filler metal and hardfacing alloys market is mature and that products sold in this product segment generally generate lower profit margins than products sold in the gas equipment, arc accessories and plasma equipment markets. Filler metals are used to join metals during electric arc welding or brazing processes. Hardfacing alloys are welding consumables applied to impart wear and corrosion resistance by applying a protective coating either during the manufacturing or construction process or as maintenance to extend the life of an existing metal surface, such as a bulldozer blade. Based on our 2010 net sales, we believe our Stoody brand has the #1 market position for hardfacing alloys in the United States while our Cigweld brand has the #2 market position for filler metals in Australia.

Welding Equipment (Approximately 10% of 2010 net sales).  We offer a full range of welding equipment, including electric power sources, wire feeders, engine drives and plasma welding equipment. These products are sold under the Thermal Arc and Cigweld brand names and use Tweco accessories and Victor regulators. Our inverter and transformer-based electric arc power supplies typically range in price from approximately $100 to $5,000. Our plasma welding and engine-driven power supplies typically range in price from approximately $3,000 to $5,000 and from approximately $1,200 to $5,000, respectively. The traditional arc welding process uses a welding power supply to deliver an electric arc through a welding torch, gun or electrode holder that melts filler metals to the parent material to form a weld. Based on our 2010 net sales, we believe our Cigweld brand has a leading market position for welding equipment in Australia, and we intend to continue to leverage our global distribution network to gain market share in the United States, Canada, Europe and Asia.

Industry Overview

We believe that steel production is the leading indicator for market demand in the cutting and welding products industry. Over the past decade, many steel producers significantly increased capacity and production in large part to meet heavy demand increases from higher-growth economies, including those of China, Brazil and India. In 2009, global steel production reached 1.2 billion metric tons, representing a compound annual growth rate, or CAGR, of 4.4% over 2002 levels. The global economic turmoil of 2008 and 2009 caused a sharp contraction in steel demand during this period. According to the World Steel Association, world steel production decreased 1.3% and 7.9% in 2008 and 2009, respectively. This represented the first decline in the steel market since 2002. According to the World Steel Association, world steel production, excluding China, decreased 3.3% and 20.8% in 2008 and 2009, respectively. However, during 2010 there has been a year-over-year increase in world steel production of 15%. Excluding China, there was a 20% year-over-year increase in steel production during 2010.

We estimate that the global cutting and welding industry is an approximately $12 billion market. The global cutting and welding industry consists of five distinct product categories: gas equipment, arc accessories, plasma cutting systems, filler metals and hardfacing alloys, and welding equipment. We primarily target the gas equipment, arc accessories and plasma cutting systems product segments, which we believe account for approximately 8%, 6% and 5% of the global cutting and welding market, respectively. We also participate as a niche player in certain geographic areas in filler metals and hardfacing alloys, which we estimate constitutes approximately 57% of the market, and welding equipment, which comprises approximately 24% of the market. We believe that approximately 43% of the global market is located in the Asia-Pacific region, approximately 31% is located in the Americas and the remaining approximately 26% represents sales in Europe, the United Kingdom, the Middle East, Russia and Africa.

Business Strengths

Well Established Brand Names.  We believe our market leading portfolio includes some of the most globally recognized and well-established brands in the cutting and welding industry. Many of our brands have a long history dating back several decades. Victor is a leading brand of gas cutting and welding torches and gas regulation equipment established in 1913. The Tweco brand arc accessories are well-known for technical innovation, reliability and excellent product performance over their 70-year history. As one of the original two plasma brands, Thermal Dynamics has been synonymous with plasma cutting since systems of this type were first developed in 1957. Cigweld, which began in 1922, is the leading brand of cutting and welding equipment in Australia. Stoody, the leading brand of hardfacing wires and electrodes in the United States, was established in 1921. We believe our well-established brand names and reputation for product quality have fostered strong brand loyalty among our customers, which generates repeat business and improves our ability to win new business as well as expand market share.

Market Leader in Targeted Product Segments.  We actively target market segments for gas equipment, arc accessories and plasma equipment, which represent an estimated $2.4 billion market, because there are fewer competitors and we generate higher margins within these segments versus the remaining segments of the broader cutting and welding industry. In 2010, we generated approximately 69% of our net sales from these three segments. Based on our 2010 net sales, we believe we have the #1 market position for gas equipment in the United States with an approximately 40% market share; the #1 market position for all cutting and welding equipment in Australia with an approximately 35% market share; the #1 market position for hardfacing wires and electrodes in the United States with an approximately 19% market share; the #1 market position for arc accessories in the United States with an approximately 25% market share; and the #2 market position for plasma equipment in the United States with an approximately 25% market share. We have maintained our leading positions as a result of our emphasis on leading brand names, technology advancements and strong relationships with distributors.

Strong, Long-Standing Distributor Relationships.  We maintain relationships with an extensive network of over 3,300 industrial distributor accounts in over 50 countries. Our diverse distributor base includes large industrial gas companies and independent welding distributors that provide us with access to a broad group of potential end-users. Our relationships with our top ten distributors average over 20 years. Our largest distributor, Airgas Inc., accounted for approximately 11% of net sales in 2010 and 2009. The long-standing relationships forged with our distributors are in part due to the technical expertise and industry knowledge of our sales force. Additionally, because we are a leading supplier within our targeted product segments we can provide extensive coverage and responsiveness to our distributors. Recent investments to upgrade our warehouse systems together with the ability to offer customers a “one order, one invoice, one delivery” service for all their product needs has further enhanced customer relationships. We believe our distributors also appreciate the strength of our brands, the breadth of our product offerings and our products’ reputation for quality, reliability and performance.

High Recurring Revenue Business Model.  In 2010, we generated approximately 85% of our revenue from products that are parts consumed in the cutting and welding process and torches and related accessories with a high frequency of replacement due to the intensity of their usage. These non-discretionary items include filler metals, tips, regulators and torches, among others. These items generally have low prices and are not considered capital expenditures by our customers. When evaluating replacement products for worn out or broken equipment, many end-users choose replacement equipment of the same brand, even if competing products offer modest price advantages. We believe that strong brand recognition further strengthens our recurring revenue base.

Diversified Revenue Base.  Our revenue base is diversified among various geographies, end-markets and products. We sell across all significant geographic regions through our global network of facilities, with approximately 46% of 2010 net sales generated outside the United States. We are also diversified across a wide range of end-markets, including energy, infrastructure, manufacturing, natural resources and transportation. We service these end-markets around the world with a broad array of products for cutting and welding applications.

Significant Operating Leverage Driven by Cost Rationalization Programs.  We introduced our TCP program in 2005 to lower costs and improve efficiency. The program has since become a key component of our operating philosophy and resulted in incremental cost savings averaging $18 million per annum from 2005 to 2009, and another $11 million of incremental savings in 2010. Our TCP program has implemented new machinery and processes across our manufacturing operations, improved machine utilization, reduced labor and rationalized our manufacturing operations, particularly within our Mexican and Chinese operations. We have expanded our sourcing of components and finished goods from lower cost countries such as China. We have implemented an automated warehouse inventory system, thereby reducing labor costs and improving delivery timeliness and accuracy. We have also integrated all functions, including sourcing, manufacturing, supply chain logistics and inventory management, to be centralized within each country in which we operate. With all functions in a given country channeled through a central organization, we can provide our distributors a “one order, one invoice, one delivery” solution and enhanced customer service. Our recently launched TCP Phase III focuses on the reconfiguration of our Denton, Texas and Hermosillo, Mexico manufacturing facilities, which we expect will further improve our gross margins by early 2012. See “— Recent Developments.”

Global, Low-Cost Operating Footprint.  Our manufacturing facilities are located in the United States, Mexico, China, Malaysia, Australia and Italy. In addition, we maintain warehouses and sales offices in 13 countries. As such, our strategically located footprint allows us to perform operations efficiently with a competitive cost structure.

Experienced and Proven Management Team.  Our senior management team is comprised of seasoned professionals with an average of over 20 years of relevant experience. The team has extensive operational and industry experience both in the United States and internationally, including in emerging markets. Over the last five years, management has realigned business units, divested non-strategic underperforming businesses, centralized product line and sales and marketing teams, created a customer-focused organization, expanded internationally and optimized operations. The team responded aggressively and decisively to the 2008 financial crisis by managing our cost structure, resulting in margin improvement, debt reduction and strong positioning for further growth.

Business Strategy

Continue to Implement Cost Rationalization Programs.  We continue to utilize the principles of TCP to reduce costs while enhancing our ability to react quickly to changes in market conditions. Our current initiative is to reconfigure our Texas and Mexico manufacturing facilities, which we expect will reduce the amount of labor and machine time associated with our production processes. We expect this will result in a 200 basis point gross margin improvement by early 2012. See “— Recent Developments.” In addition, we believe this realignment of our processes accompanied with more efficient production machinery will also reduce inventory levels while improving customer response times and service levels. Furthermore, as a result of the consummation of the Transactions (as such term is defined below), through our relationship with Irving Place Capital, we are now eligible to participate in Irving Place Capital’s Strategic Services program, which provides cost savings opportunities to Irving Place Capital portfolio companies through group purchasing contracts and specialized adoption of best practices in purchasing of raw materials, products and services.

Increase Market Share Positions in Both Developed and Emerging Markets.  We intend to increase our market leading positions in gas equipment, arc accessories and plasma equipment by focusing on leveraging our leading brands and pursuing best-in-class customer service initiatives. We continue to focus on growing our presence in international markets. We have steadily increased international net sales from 38% in 2005 to 46% in 2010. Emerging markets, including the Asia-Pacific region and Latin America, present us with an attractive expansion opportunity, as those markets shift from manual cutting and traditional welding processes to more advanced semi and fully automated processes. We intend to leverage our existing global footprint, including our broad distribution network, to facilitate growth in developed and emerging markets.

Focus on Continuous New Product Development.  With approximately 19% of 2010 net sales generated from new products introduced since 2007, we continue to introduce enhanced and innovative products to increase our leading market shares. We believe we maintain a technological advantage over the competition through continuous product development, supported by an engineering organization of approximately 100 people. We are currently executing a product reengineering program focused on reducing material cost of new and existing products. Specifically, we will place greater emphasis on standardizing products and components in order to more efficiently and economically produce products. We also have renewed focus on integrating our global platform to ensure efficient sourcing and production in order to further minimize costs.

Selectively Pursue Strategic Acquisitions.  We plan to evaluate and selectively pursue strategic acquisition opportunities in the cutting and welding industry that have the potential to complement our existing product lines or allow us to leverage our existing platform to enter new markets. We also plan to take a disciplined acquisition approach that strengthens our product portfolio, enhances our industry leadership, leverages fixed costs, expands our global footprint and creates value in products and markets that we know and understand.

Recent Developments

On June 14, 2011, we announced to our employees that we will be relocating the manufacturing operations of Thermal Dynamics, our wholly owned subsidiary and manufacturer of plasma cutting and welding equipment located in West Lebanon, New Hampshire, to our facilities in Denton, Texas, and Hermosillo, Mexico. We expect to have substantially completed these relocation activities by December 31, 2011. This action is expected to eliminate approximately 100 positions at the West Lebanon location. Engineering, technical services and returned goods functions and a small assembly operation will remain at that location.

We expect to record pre-tax charges of approximately $7 million to $8 million as a result of the plan to relocate our New Hampshire manufacturing operations. These charges include up to $5 million for employee termination, retention and relocation benefits and up to $3 million in asset relocation and other associated costs. We expect to incur cash expenditures for substantially all of these charges through early 2012.

The Transactions

On October 5, 2010, Thermadyne Technologies Holdings, Inc., formerly known as Razor Holdco Inc. (“Technologies”), and Razor Merger Sub Inc. (“Merger Sub”), affiliates of Irving Place Capital, entered into an agreement and plan of merger with Thermadyne (the “Merger Agreement”). On December 2, 2010, our stockholders approved the Merger Agreement at a special meeting of the stockholders. On December 3, 2010, pursuant to the Merger Agreement, Merger Sub merged with and into Thermadyne, with Thermadyne being the surviving corporation following the Merger. As the surviving corporation in the Merger, by operation of law all of the rights and obligations of Merger Sub under the outstanding notes and the Indenture became the rights and obligations of Thermadyne.

On the closing date of the Merger, the following events occurred, to which we refer, collectively with the Merger, as the “Transactions”:

•	each share of Thermadyne’s common stock (and each restricted share of Thermadyne’s common stock) outstanding immediately prior to the effective time of the Merger (other than shares held by Thermadyne or owned by Technologies or any of its subsidiaries, or by stockholders who properly exercised their appraisal rights under Delaware law for such shares) was cancelled and converted automatically into the right to receive the per share merger consideration of $15.00 in cash, without interest and less any applicable withholding taxes;

•	each option to acquire shares of Thermadyne’s common stock outstanding immediately prior to the effective time of the Merger, whether vested or unvested, vested (if unvested) and was cancelled as of the effective time of the Merger in exchange for the right to receive a cash payment equal to the number of shares of Thermadyne’s common stock subject to the option, multiplied by the excess, if any, by which the per share merger consideration exceeded the exercise price of the option, less any applicable withholding taxes;

•	each option for which the exercise price per share of Thermadyne’s common stock equaled or exceeded the per share merger consideration was cancelled and has no further force or effect without any right to receive any consideration therefor;

•	we entered into our amended and restated asset-backed credit facility (the “Working Capital Facility” or the “ABL Credit Facility”) to provide for borrowings of up to $60.0 million (including up to $10.0 million for letters of credit) subject to borrowing base capacity;

•	we issued $260.0 million aggregate principal amount of the outstanding notes;

•	we issued a notice of redemption and irrevocably deposited in trust with the trustee under the indenture governing our senior subordinated notes due 2014 (the “senior subordinated notes”) funds sufficient to pay at redemption all of the outstanding senior subordinated notes and, following such notice and deposit, the indenture governing the senior subordinated notes was discharged; and

•	the Merger occurred, and all fees and expenses related to the Transactions were paid.

On the closing date of the Merger, we entered into a management services agreement with Irving Place Capital Management, L.P., an affiliate of Irving Place Capital, pursuant to which Irving Place Capital Management, L.P. agreed to provide certain advisory and management services to us. Pursuant to the terms of this agreement, Irving Place Capital Management, L.P. will receive an aggregate annual advisory fee equal to the greater of (i) $1.5 million or (ii) 2.5% of our consolidated EBITDA (as defined in the agreement), paid on a quarterly basis, and reimbursement for reasonable out-of-pocket expenses incurred in the ordinary course by Irving Place Capital Management, L.P. or its affiliates in connection with its obligations under the agreement and the services rendered prior to or subsequent to the date of the agreement, including fees and expenses paid to consultants, subcontractors and other third parties in connection with such obligations. Irving Place Capital Management, L.P. also received a transaction fee in connection with services provided related to the Merger of $6.5 million, and, in connection with any subsequent material corporate transactions we or our subsidiaries enter into will receive transaction fees equal to (A) with respect to an equity or debt offering, 1% of the gross proceeds of such offering and (B) with respect to other material corporate transactions, 1% of the transaction value of such transaction. Furthermore, pursuant to the agreement, Irving Place Capital Management, L.P. also will receive fees in connection with certain strategic services, which fees Irving Place Capital Management, L.P. will determine, provided such fees will reduce the annual advisory fee on a dollar-for-dollar basis.

In addition, on the closing date of the Merger, our parent company Technologies entered into a consulting agreement with Michael McLain, our executive chairman, and other consultants in exchange for strategic advisory services. The aggregate amount payable pursuant to the consulting agreement is currently expected to be $740,000. We will reduce the fees paid to Irving Place Capital pursuant to the management services agreement, up to $740,000, for any fees paid pursuant to the consulting agreement, and, as a result, we will not incur any net cost for up to $740,000 in services provided under the consulting agreement.

On the closing date of the Merger, Technologies also entered into a Stockholders’ Agreement with IPC/Razor LLC (“Topco”), a holding company and affiliate of Irving Place Capital, and our management investors. The Stockholders’ Agreement requires that all holders of securities in Technologies who are parties to the Stockholders’ Agreement shall vote all of the shares of common stock of Technologies owned by them or their affiliates for, or consent in writing with respect to such shares in favor of, the election of directors designated by Topco. Such directors may only be removed by Topco. The Stockholders’ Agreement also includes rights and restrictions relating to the issuance or transfer of shares, including tag-along rights and drag-along rights, preemptive rights, registration rights, repurchase rights after the termination of employment of a management investor, and certain governance provisions.

For a more complete description of certain aspects of the Transactions, see “Description of Other Indebtedness” and “Certain Relationships and Related Party Transactions.” In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See “Risk Factors — Risks Related to the Notes and the Collateral.”

Upon consummation of the Transactions, we delisted our shares of common stock from NASDAQ and deregistered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The last day of trading for our common stock on the NASDAQ was December 2, 2010.

Our Equity Sponsor

The Company is a wholly-owned subsidiary of Technologies. Irving Place Capital and its affiliates and co-investors own approximately 99% of Technologies’ issued and outstanding capital stock, and certain members of our management hold the balance of Technologies’ remaining equity capital. Irving Place Capital is a private equity firm based in New York City focused on making equity investments in middle market companies.

Ownership Structure

The following chart sets forth our ownership structure as a result of the Transactions:

(1)	All domestic subsidiaries (other than immaterial subsidiaries) and certain of our Australian subsidiaries have guaranteed the Working Capital Facility, the outstanding notes and the exchange notes offered hereby.

Our Corporate Information

We were incorporated in Delaware in 1987. Our executive offices are located at 16052 Swingley Ridge Road, Suite 300, Chesterfield, Missouri 63017. Our telephone number is (636) 728-3000 and our website is located at www.thermadyne.com. The contents of our website are not part of this prospectus.

Summary of the Terms of the Exchange Offer

We are offering to exchange $260 million aggregate principal amount of our exchange notes for $260 million aggregate principal amount of our outstanding notes. The following is a brief summary of the terms and conditions of the exchange offer. For a more complete description of the exchange offer, you should read the discussion under the heading “The Exchange Offer.”

General	On December 3, 2010, in connection with the Transactions, we completed the private offering of $260,000,000 aggregate principal amount of 9% Senior Secured Notes due 2017 (the “outstanding notes”). In connection with such private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to complete the exchange offer for the outstanding notes.

You are entitled to exchange in the exchange offer your outstanding notes for exchange notes that are identical in all material respects to the outstanding notes except:

• the exchange notes have been registered under the Securities Act;

• the transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes; and

• certain additional interest rate provisions are no longer applicable.

The Exchange Offer	We are offering to exchange the exchange notes for a like principal amount of the outstanding notes. To exchange your outstanding notes, you must properly tender them, and we must accept them. We will accept and exchange only outstanding notes in integral multiples of $1,000 in principal amount, subject to a minimum denomination of $2,000, that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.

Resales of the Exchange Notes	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the exchange notes in the ordinary course of your business;

• at the time of the commencement and consummation of the exchange offer, you have not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are a broker-dealer, you must acknowledge that you are not engaged in, and do not intend to engage in, a distribution of the exchange notes. Furthermore, if you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” However, by so acknowledging and by delivering this prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, you may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for outstanding notes which you acquired through market-making activities or other trading activities.

Any holder of outstanding notes who:

• is our affiliate;

• does not acquire exchange notes in the ordinary course of its business; or

• tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York time, on , 2011, unless we decide to extend the exchange offer. We do not intend to exchange the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond , 2011.

Conditions to the Exchange Offer	We will complete the exchange offer only if it will not violate applicable law or any applicable interpretation of the staff of the SEC and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• you are not our “affiliate” or an “affiliate” of any of our guarantors within the meaning of Rule 405 under the Securities Act;

• at the time of the commencement and consummation of the exchange offer you have not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

• you are acquiring the exchange notes in the ordinary course of your business;

• that you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Do not send letters of transmittal, certificates representing outstanding notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We could reject your tender of outstanding notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Procedures for Tendering Outstanding Notes — Guaranteed Delivery.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Except under the circumstances summarized above under “The Exchange Offer” and “Conditions to the Exchange Offer,” we will accept for exchange any and all outstanding notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York time, on the expiration date for the exchange offer. The exchange notes to be issued to you in the exchange offer will be delivered promptly following the expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer.”

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer — Withdrawal Rights.” We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, the exchange offer, we and the guarantors will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all of the rights and limitations applicable to the outstanding notes as set forth in the Indenture, except we and the guarantors will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for remaining outstanding notes that are not so tendered and exchanged could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the Indenture. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we and the guarantors do not currently anticipate that we will register the outstanding notes under the Securities Act. If you do not participate or properly tender your outstanding notes in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your outstanding notes could be adversely affected.

Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent is set forth under “The Exchange Offer — Exchange Agent.”

Accounting Treatment	The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will capitalize the expenses relating to the exchange offer.

Federal Income Tax Consequences	Your exchange of outstanding notes for exchange notes in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes except as otherwise noted. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

Summary of the Terms of the Exchange Notes

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The following is not intended to be complete. You should carefully review the “Description of the Exchange Notes” section of this prospectus, which contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Thermadyne Holdings Corporation.

Notes Offered	$260,000,000 aggregate principal amount of 9% Senior Secured Notes due 2017.

Maturity Date	The exchange notes will mature on December 15, 2017.

Interest	The exchange notes will bear interest at a rate of 9% per annum.

Accrued Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes. If your outstanding notes are accepted for exchange, then you will receive interest on the exchange notes and not on the outstanding notes. Any outstanding notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2011.

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, by our existing and future domestic subsidiaries (other than immaterial subsidiaries) and certain of our Australian subsidiaries. Each guarantor’s guarantee will be a senior secured obligation of that guarantor and will rank pari passu in right of payment with all existing and future senior indebtedness of that guarantor that is not subordinated. If we cannot make payments on the exchange notes when they are due, the guarantors must make the payments instead.

Collateral	The exchange notes and the guarantees will be secured, subject to permitted liens and except for certain excluded assets (i) on a first priority basis by substantially all of our and the guarantors’ current and future property and assets (other than accounts receivable and other rights to payment, general intangibles (excluding intellectual property), inventory, documents related to inventory, deposit accounts, commodity accounts, securities accounts, lock-boxes, instruments, chattel paper, cash and cash equivalents and, in each case, the proceeds thereof that will secure our and the guarantors’ obligations under the Working Capital Facility), including the capital stock of each subsidiary of Thermadyne (other than immaterial subsidiaries), which, in the case of foreign subsidiaries that are not guarantors, will be limited to 65% of the voting stock and 100% of the non-voting stock of each subsidiary that is a first-tier foreign subsidiary, and (ii) on a second priority basis by substantially all the collateral that secures the Working Capital Facility on a first priority basis (all such collateral securing the Working Capital

Facility on a first priority basis, the “Working Capital Facility Collateral”), including our and the guarantors’ accounts receivable and other rights to payment, general intangibles (excluding intellectual property), inventory, documents related to inventory, deposit accounts, commodity accounts, securities accounts, lock-boxes, instruments, chattel paper, cash and cash equivalents and, in each case, the proceeds thereof.

Notwithstanding the foregoing, the collateral securing the exchange notes will not include any capital stock of any affiliate of ours to the extent that the pledge of such capital stock results in our being required to file separate financial statements of such affiliate with the SEC. If separate financial statements of such affiliate would be required to be filed with the SEC, such affiliate’s capital stock would be automatically released from the collateral securing the exchange notes. Any such capital stock that is excluded as collateral securing the exchange notes will not be excluded from the collateral securing the Working Capital Facility. As a result, the exchange notes will be effectively subordinated to the Working Capital Facility (which otherwise would be junior in priority with respect to the value of such capital stock) to the extent of the value of such capital stock excluded from the collateral securing the notes.

Collateral Trust Agreement	We entered into a collateral trust agreement with the guarantors, the collateral trustee and the trustee under the Indenture governing the notes. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all of its liens upon the collateral. See “Description of the Exchange Notes — Collateral Trust Agreement.”

Intercreditor Agreement	The collateral trustee entered into an intercreditor agreement with General Electric Capital Corporation, as agent under the Working Capital Facility, and acknowledged by us and the guarantors, that will govern the relationship of holders of the notes and the lenders under the Working Capital Facility with respect to the collateral and certain other matters. See “Description of the Exchange Notes — Intercreditor Agreement.”

Ranking	The exchange notes and the guarantees will be our and the guarantors’ senior secured obligations secured to the extent described above. The exchange notes and the guarantees will rank:

• pari passu in right of payment with any of our and the guarantors’ senior indebtedness, including indebtedness under the Working Capital Facility;

• senior in right of payment to any existing and future indebtedness of ours and the guarantors that is expressly subordinated to the notes and the guarantees;

• effectively senior to any of our and the guarantors’ unsecured indebtedness or indebtedness with a junior lien to the lien securing the exchange notes and the guarantees to the extent of the value of the collateral for the exchange notes and the guarantees;

• effectively junior to our and the guarantors’ obligations under the Working Capital Facility to the extent of our and the guarantors’ assets that secure such obligation on a first priority basis;

• effectively junior to any of our and the guarantors’ secured indebtedness which is either secured by assets that are not collateral for the exchange notes and the guarantees or secured by a prior lien in the collateral for the exchange notes and the guarantees, in each case, to the extent of the value of the assets securing such indebtedness; and

• structurally subordinated to all obligations of our subsidiaries that are not guarantors.

Optional Redemption	On or after December 15, 2013, we may, on one or more than one occasion, redeem some or all of the exchange notes at any time at a redemption price set forth under “Description of Exchange Notes — Optional Redemption,” plus accrued and unpaid interest and special interest, if any, to the applicable redemption date.

In addition, at any time prior to December 15, 2013, we may, on one or more than one occasion, redeem some or all of the exchange notes at any time at a redemption price equal to 100% of the principal amount of the exchange notes redeemed, plus a “make-whole” premium as of, and accrued and unpaid interest and special interest, if any, to the applicable redemption date.

In addition, at any time prior to December 15, 2013, we may redeem up to 35% of the original aggregate principal amount of the exchange notes, using the net cash proceeds from certain equity offerings, at a redemption price of 109.000% of the principal amount thereof and may, during each 12-month period commencing with the issue date, redeem up to 10% of the original aggregate principal amount of the exchange notes at a redemption price of 103%, in each case, plus accrued and unpaid interest and special interest, if any, to the applicable redemption date. See “Description of the Exchange Notes — Optional Redemption.”

Mandatory Redemption	None.

Change of Control Offer	If certain changes of control occur, we must give holders of the exchange notes an opportunity to sell us their exchange notes at a purchase price of 101% of the principal amount of such exchange notes, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. The term “change of control” is defined under “Description of the Exchange Notes— Repurchase at the Option of Holders — Change of Control.”

Asset Sale Offer	If we sell assets under certain circumstances and do not apply the proceeds as provided in “Description of the Exchange Notes,” we must offer to repurchase the exchange notes at a repurchase price equal to 100% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest and special interest, if any, to the applicable repurchase date. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Asset Sales.”

Certain Covenants	The Indenture governing the exchange notes contains covenants that, among other things, limit our ability and our restricted subsidiaries’ ability to:

• incur additional indebtedness;

• pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

• make certain investments;

• sell, transfer or otherwise convey certain assets;

• create liens;

• designate our future subsidiaries as unrestricted subsidiaries;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

• enter into certain transactions with our affiliates.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Exchange Notes — Certain Covenants.”

Absence of an Established Public Market for the Exchange Notes	We do not intend to apply for a listing of the exchange notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	See “Risk Factors” immediately following this summary for a discussion of the risks of investment in the exchange notes and participation in the exchange offer. You should carefully consider this information before deciding to participate in the exchange offer.

Summary Historical and Unaudited Pro Forma Condensed
Consolidated Financial Data

The following tables set forth certain summary historical and unaudited pro forma condensed consolidated financial data as of and for the periods indicated. The summary historical and unaudited pro forma condensed consolidated financial data set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Non-GAAP Financial Measures” and our consolidated financial statements and the related notes thereto, each of which is included elsewhere in this prospectus.

The consolidated statements of operations data and other financial data for the fiscal years ended December 31, 2008 and December 31, 2009, for the periods January 1, 2010 through December 2, 2010 and December 3, 2010 through December 31, 2010 and for the fiscal quarter ended March 31, 2011, and the consolidated balance sheet data as of December 31, 2009 and 2010, and March 31, 2011, were derived from our audited consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data presented below has been derived from our unaudited pro forma condensed consolidated statement of operations included elsewhere in this prospectus and gives effect to the Transactions, using the purchase method of accounting, as if they had occurred on January 1, 2010, as more fully described in the assumptions and adjustments set forth under the section entitled “Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

We have included herein certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. See “Non-GAAP Financial Measures” for additional information.

The unaudited pro forma condensed consolidated financial data is based on currently available information and is not necessarily indicative of our results of operations that would have occurred had the Transactions taken place on the applicable dates, nor is it necessarily indicative of future results. The unaudited pro forma adjustments and allocation of the excess acquisition purchase price over the net assets acquired to intangible assets, goodwill and other assets are based on management’s best estimate of the fair value of intangible and other assets acquired. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As of the date of this prospectus, we have not completed the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of purchase price. The preliminary allocation of purchase price to the assets and liabilities as of December 3, 2010 has been determined by management with the assistance of an externally prepared valuation study of inventories, property, plant and equipment, intangible assets, goodwill, and capital and operating leases. The allocation of the purchase price is subject to change based on the completion of such study and the determination of other facts impacting fair value estimates. The adjustments, if any, arising out of the finalization of the allocation of the purchase price will not impact cash flow. However, such adjustments could result in material increases or decreases to depreciation and amortization, and to earnings before interest expense, income taxes and net income. We are continuing to evaluate our purchase price allocations and the related appraisal work of the asset appraisal firm. We expect to finalize the purchase price allocation prior to the end of calendar year 2011. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

	Predecessor			Successor		Successor
	Fiscal Year Ended		January 1, 2010	December 3, 2010	Pro Forma 2010	Three Months
	December 31,		Through	Through	Combined	Ended
	2008	2009	December 2, 2010	December 31, 2010	Period	March 31, 2011
	(dollars in thousands, except per share data)

Statement of Operations Data:
Net Sales	$516,908	$347,655	$387,238	$28,663	$415,901	$116,497
Cost of goods sold(1)	359,409	245,043	256,948	21,910	282,349	83,271

Gross margin	157,499	102,612	130,290	6,753	133,552	33,226
Operating expenses(2)	113,565	82,932	92,657	19,575	101,957	26,534

Operating income(loss)	43,934	19,680	37,633	(12,822)	31,595	6,692
Other income (expenses):
Interest	(20,304)	(20,850)	(20,525)	(2,273)	(25,832)	(6,297)
Amortization of deferred financing costs	(938)	(1,052)	(918)	(170)	(1,794)	(371)
Settlement of retiree medical obligations		5,863
Loss on debt extinguishment			(1,867)
Other	(80)	147

Income (loss) from continuing operations before income tax provision and discontinued operations	22,612	3,788	14,323	(15,265)	3,969	24
Income tax provision (benefit)	12,089	2,657	8,187	(585)	7,409	75

Income (loss) from continuing operations	10,523	1,131	6,136	(14,680)	(3,440)	(51)
Income from discontinued operations, net of tax	185	3,051

Net income (loss)	$10,708	$4,182	$6,136	$(14,680)	$(3,440)	$(51)

Other Financial Data:
EBITDA(3)	$55,281	$37,600	$47,318	$(11,024)		$12,482
Adjusted EBITDA(3)	64,956	34,188	57,666	2,999		17,458
Depreciation and amortization	12,365	12,962	12,667	1,986	$25,006	6,161
Capital expenditures	12,776	7,695	6,499	1,849	8,348	4,158

	As of December 31,
	Predecessor		Successor	As of March 31,
	2008	2009	2010	2011

Balance Sheet Data:
Cash and cash equivalents	$11,916	$14,886	$22,399	$26,015
Trusteed assets			183,685
Property, plant and equipment, net of accumulated depreciation	47,501	46,687	75,796	75,823
Total assets	494,369	454,945	780,085	615,865
Current portion of Senior Subordinated Notes due 2014			176,095
Total other debt	234,045	217,024	266,771	266,160
Total stockholders’ equity	118,303	127,792	163,404	166,154

(1)	The costs of certain purchasing functions previously included in selling, general, and administrative expenses in the statements of operations have been reclassified to cost of goods sold for all periods presented in the amount of $93 for the period from December 3, 2010 through December 31, 2010, $1,566 for the period from January 1, 2010 through December 2, 2010, and $1,182 and $1,554 for the years ended December 31, 2009 and 2008, respectively.

(2)	Consists of selling, general and administrative expenses, amortization of intangibles and net periodic postretirement benefits.

(3)	We use certain measures that are not defined by GAAP to evaluate various aspects of our business. Such measurements include “EBITDA” and “Adjusted EBITDA”, which are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance, including net income (loss) reported in accordance with GAAP. Use of EBITDA and Adjusted EBITDA has material limitations, and therefore management has provided reconciliations of EBITDA and Adjusted EBITDA to consolidated net income (loss). Adjusted EBITDA, as we defined it, may not be comparable to similarly titled measures used by other companies.

EBITDA represents income (loss) from continuing operations plus interest, net, income tax provision (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA further adjusted to eliminate the expense (income) of certain other noteworthy events that we do not consider to relate to the operating performance of the period presented. These adjustments include other non-cash charges, including LIFO adjustments, cost of sales charges for values in excess of manufactured costs assigned to inventory acquired December 3, 2010, severance expense, non-cash stock compensation expense (income), acquisition expenses, loss on extinguishment of debt, loss on Venezuelan bad debt, settlements of prior years’ underpayments of custom duties and related legal fees, management fees to sponsor, public company expenses and settlement of retiree medical obligations. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. See “Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA, including their limits as financial measures.

We believe Adjusted EBITDA, while a non-GAAP measure, enhances the readers’ understanding of (a) underlying and continuing operating results in the reporting periods presented, and (b) our ability to comply with the financial covenants of our existing material debt agreements. The computation of Adjusted EBITDA for the three months ended March 31, 2011 is consistent with the measurement required for determining compliance with the fixed charge coverage covenant of the new Working Capital Facility and to assess the applicability of various “incurrence” provisions in the indenture governing our Senior Secured Notes due 2017. Adjusted EBITDA also facilities the reader’s ability to compare current period results to other periods by isolating the income or expense of certain noteworthy events. Adjusted EBITDA is reflective of management measurements which focus on operating spending levels and efficiencies and less on non-cash and certain periodic noteworthy items. For these reasons, Adjusted EBITDA is a significant component of the Company’s annual incentive compensation program.

Although EBITDA and Adjusted EBITDA are not necessarily measures of our ability to fund our cash needs, we understand that they are frequently used by securities analysts, investors and other interested parties as measures of financial performance and to compare our performance with the performance of other companies that report EBITDA and Adjusted EBITDA. See the table below for a reconciliation of our EBITDA measures to net income (loss).

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Predecessor			Successor	Successor
	Fiscal Year Ended		January 1, 2010	December 3, 2010	Three Months
	December 31,		Through	Through	Ended
	2008	2009	December 2, 2010	December 31, 2010	March 31, 2011
	(dollars in thousands)
EBITDA and Adjusted EBITDA Reconciliation:
Net income (loss)	$10,708	$4,182	$6,136	$(14,680)	$(51)
Less income from discontinued operations, net of tax	185	3,051	0	0	0

Income (loss) from continuing operations	10,523	1,131	6,136	(14,680)	(51)
Interest, net	20,304	20,850	20,328	2,255	6,297
Income tax provision (benefit)	12,089	2,657	8,187	(585)	75
Depreciation and amortization	12,365	12,962	12,667	1,986	6,161

EBITDA	55,281	37,600	47,318	(11,024)	12,482
Settlement of retiree medical obligations(a)		(5,863)
LIFO adjustments and fair value inventory step up(b)	4,094	(4,311)	(673)	1,730	4,314
Severance expense(c)	4,030	3,820	686	8	39
Non-cash stock compensation expense (income)	351	(358)	1,213	25	132
Loss on extinguishment of debt(d)			1,867
Acquisition expenses(e)			4,763	11,990
Loss on Venezuelan bad debt(f)		1,100
Settlements of prior years’ underpayments of customs duties and related legal fees(g)		1,000	1,392	49
Management fees to sponsor(h)				121	491
Public company expenses(i)	1,200	1,200	1,100	100

Adjusted EBITDA	$64,956	$34,188	$57,666	$2,999	$17,458

(a)	Represents a one-time settlement gain relating to the termination of a majority of our health care plans for retired employees recorded as of September 30, 2009.

(b)	Our U.S. subsidiaries use the last in, first-out (“LIFO”) method to value their inventories, and our foreign subsidiaries use the first-in, first-out (“FIFO”) method to value their inventories. This adjustment represents the LIFO related charge (credit) to cost of goods sold during the applicable period.

In addition, the Company increased inventories to fair value in the purchase accounting adjustments recorded at acquisition. Approximately $1.7 million was charged to cost of goods sold in December 2010 and is added back in this adjustment.

(c)	Represents severance expense relating to personnel placed on permanent lay-off status, salaried positions eliminated in connection with restructurings and additional personnel electing to participate in a voluntary retirement program.

(d)	In the second quarter of 2010, we recorded a loss on extinguishment of debt related to prepayments of our second lien facility.

(e)	Represents direct Merger-related expenses. The Successor expenses consist primarily of Merger-related expenses pushed down from Irving Place Capital.

(f)	In 2009, we wrote off a receivable from a Venezuelan-based customer for sales in 2008. This amount was judged uncollectible by management due to currency controls imposed by the Venezuelan government.

(g)	For 2009, represents assessments by a foreign jurisdiction of customs duties related to prior years’ export sales activities. For 2010, U.S. duties liabilities related to prior periods and associated legal costs.

(h)	In connection with the Transactions, we entered into a management services agreement with Irving Place Capital, under which we have agreed to pay an annual advisory fee in an amount equal to the greater of $1.5 million annually or 2.5% of EBITDA (as defined in the management services agreement). See “Certain Relationships and Related Transactions — Management Services Agreement.”

(i)	Represents estimated amount of legal, accounting, insurance, printing, stock exchange, director fees and other expenses that no longer apply to us since the consummation of the Transactions because our stock is no longer publicly traded. We cannot assure you that such amount will not be less than we currently estimate.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before deciding whether to participate in this exchange offer. If any of the following risks actually occur, our business, financial condition, prospects, results of operations or cash flow could be materially and adversely affected. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur, and, if such events do occur, you may lose all or part of your investment in the notes.

Risks Related to the Exchange Offer

There are significant consequences if you fail to exchange your outstanding notes.

We did not register the outstanding notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your outstanding notes in the exchange offer, you will lose your right to have the outstanding notes registered under the Securities Act, subject to certain limitations. If you continue to hold outstanding notes after the exchange offer, you may be unable to sell the outstanding notes. The tender of outstanding notes under the exchange offer will reduce the remaining principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity. Outstanding notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

You cannot be sure that an active trading market for the exchange notes will develop.

We do not intend to apply for a listing of the exchange notes on any securities exchange. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. The liquidity of any market for the exchange notes will depend on a number of factors, including the number of holders of exchange notes, our operating performance and financial condition, the market for similar securities, the interest of securities dealers in making a market in the exchange notes, and prevailing interest rates. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchange notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.

You must follow the appropriate procedures to tender your outstanding notes or they will not be exchanged.

The exchange notes will be issued in exchange for the outstanding notes only after timely receipt by the exchange agent of the outstanding notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your outstanding notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of outstanding notes for exchange. Outstanding notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the outstanding notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer under certain circumstances. See “The Exchange Offer — Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange notes.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the exchange notes.

If you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. In addition, if you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

Risks Related to the Notes and the Collateral

We have a substantial amount of indebtedness, which may adversely affect our cash flow, our ability to operate our business and our ability to satisfy our obligations under the outstanding notes and the exchange notes.

We have a significant amount of indebtedness. As of March 31, 2011, we had $266.2 million of indebtedness outstanding (after giving effect to the redemption of the Senior Subordinated Notes due 2014) and, based on our borrowing base, had approximately $51.5 million available for borrowings under the Working Capital Facility, subject to meeting customary borrowing conditions. Our substantial amount of indebtedness could have important consequences for you. For example, it could:

•	increase our vulnerability to adverse economic, industry or competitive developments;

•	result in an event of default if we fail to satisfy our obligations with respect to the notes or other debt or fail to comply with the financial and other restrictive covenants contained in the Indenture governing the notes or agreements governing our other indebtedness, which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such debt;

•	require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our cost of borrowing;

•	restrict us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limit our ability to service our indebtedness, including the notes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

•	prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute a default under the Indenture governing the notes.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects or ability to satisfy our obligations under the notes.

Despite our substantial indebtedness level, we and our subsidiaries may still be able to incur substantial additional amounts of debt, which could further exacerbate the risks associated with our indebtedness.

We may be able to incur substantial additional indebtedness in the future, including additional secured debt. Our Working Capital Facility provides for borrowings up to $60.0 million, subject to borrowing base capacity. All of the borrowings under the Working Capital Facility are secured by liens that rank senior to the liens of the noteholders on the collateral that secures the Working Capital Facility on a first priority basis (as more fully described in “Description of the Exchange Notes — Security for the Notes — ABL Collateral”), which constitutes a portion of our assets that constitute collateral for the notes. Although the agreement governing the Working Capital Facility and the Indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. Moreover, if we incur any additional indebtedness secured by liens that rank equally with those securing the notes, the holders of such indebtedness will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us and we cannot assure you any collateral would be sufficient to cover all obligations. In addition, the Indenture governing the notes and the agreement governing the Working Capital Facility do not prevent us from incurring obligations that do not constitute indebtedness thereunder. If new debt is added to our and our subsidiaries’ debt levels, the risks associated with our substantial indebtedness described above, including our possible inability to secure our debt, will increase.

We may not be able to generate sufficient cash to service the notes or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness, including the notes, and to fund our operations will depend on our ability to generate cash in the future. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations, and will depend upon general economic conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on the notes or our other indebtedness.

If our cash flows and capital resources are insufficient to meet our indebtedness service obligations or to fund our other liquidity needs, we may need to refinance all or a portion of our debt, including the notes, before maturity, seek additional equity capital, reduce or delay scheduled expansions and capital expenditures or sell material assets or operations. We cannot assure you that we would be able to refinance or restructure our indebtedness, obtain equity capital or sell assets or operations on commercially reasonable terms or at all. In addition, the terms of existing or future debt instruments, including the Indenture governing the notes, may limit or prevent us from taking any of these actions. Our inability to take these actions and to generate sufficient cash flow to satisfy our debt service and other obligations could have a material adverse effect on our business, results of operation and financial condition, as well as on our ability to satisfy our obligations in respect of the notes.

If for any reason we are unable to meet our indebtedness service obligations, we would be in default under the terms of the agreements governing such outstanding indebtedness. If such a default were to occur, the lenders under such indebtedness could elect to declare all amounts outstanding under it immediately due and payable, and in the case of the Working Capital Facility, the lenders would not be obligated to continue to advance funds under the Working Capital Facility. If the amounts outstanding under our debt were accelerated, it could cause an event of default under other indebtedness or allow other indebtedness to be accelerated. We cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to holders of notes if any indebtedness were accelerated.

The notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.

Other than certain of our Australian subsidiaries, our foreign subsidiaries have not guaranteed the notes. Those non-guarantor subsidiaries had $50.2 million in total assets as of March 31, 2011, representing 8.2% of our consolidated total assets, $62.2 million in net sales for 2010, representing 15.0% of our consolidated net sales, and $3.3 million of income from operations for 2010, representing 38.5% of our income from operations. As of March 31, 2011, those non-guarantor subsidiaries had $16.7 million of indebtedness and other liabilities, including trade payables, outstanding, representing 3.7% of our total consolidated indebtedness and other liabilities.

The Australian subsidiary guarantors had $63.8 million in total assets as of March 31, 2011, representing 10.4% of our consolidated total assets, $89.9 million in net sales for 2010, representing 21.6% of our consolidated net sales, and $12.1 million of net income for 2010.

Claims of creditors of our non-guarantor subsidiaries, including trade creditors, generally effectively rank senior and have priority with respect to the assets and earnings of such subsidiaries over our claims or those of our creditors, including holders of the notes. As a result, the notes are structurally subordinated to the prior payment of all of the debts (including trade payables) of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, the indenture under which the exchange notes will be issued and the credit agreement governing the Working Capital Facility permit, subject to certain limitations, non-guarantor subsidiaries to incur additional debt.

We are a holding company, and therefore our ability to repay our indebtedness, including the notes, is dependent on the cash flow generated by our subsidiaries and their ability to make distributions to us.

We are a holding company with no significant operations or material assets other than the capital stock of our subsidiaries. As a result, our ability to repay our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. The requirement of the subsidiaries to make these payments may be rendered unenforceable for the reasons described below and will be subject to, among other things, applicable state and foreign laws.

The Indenture governing the notes and the credit agreement governing the Working Capital Facility contain various covenants limiting the discretion of our management in operating our business and could prevent us from capitalizing on business opportunities and taking some corporate actions.

The Indenture governing the notes and the credit agreement governing the Working Capital Facility impose significant operating and financial restrictions on us. These restrictions limit or restrict, among other things, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue certain preferred stock or redeemable stock;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or otherwise convey certain assets;

•	create or incur liens;

•	designate our subsidiaries as unrestricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with our affiliates.

In addition, the Working Capital Facility provides that we maintain a specified fixed charge coverage ratio if we fail to have a specified amount of availability thereunder. We are also required to repay amounts outstanding under the Working Capital Facility if we exceed our borrowing base capacity.

A breach of any of the foregoing covenants under our Indenture or the Working Capital Facility, as applicable, could result in a default. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions.

The covenants described above are subject to important exceptions and qualifications and, with respect to the notes, are described under the heading “Description of the Exchange Notes — Certain Covenants” and, with respect to the Working Capital Facility, are described under the heading “Description of Other Indebtedness — Working Capital Facility” in this prospectus. Our ability to comply with these covenants may be affected by events beyond our control, including those described in this “Risk Factors” section. As a result, we cannot assure you that we will be able to comply with these covenants.

A breach of any of the covenants contained in the Indenture governing the notes or in the credit agreement governing the Working Capital Facility, including our inability to comply with the financial covenant, could result in an event of default, which would allow the noteholders or the lenders under the Working Capital Facility, as the case may be, to declare all borrowings outstanding to be due and payable under such indebtedness, which would in turn trigger an event of default under other indebtedness. At maturity or in the event of an acceleration of payment obligations, we would likely be unable to pay our outstanding indebtedness with our cash and cash equivalents then on hand. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of funding, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy. Further, if we are unable to repay, refinance or restructure our indebtedness, the holder of such debt could proceed against the collateral securing that indebtedness.

Certain of our assets are subject to senior priority security interests on collateral that secure the notes on a junior basis. Therefore, your ability to receive payments on the notes will be subject to the prior satisfaction of all such obligations, to the extent of the value of such collateral.

Obligations under the Working Capital Facility are secured by a first priority lien on our and the guarantors’ ABL Collateral (as such term is defined under “Description of the Exchange Notes — Certain Definitions”) subject to certain permitted liens. The notes and the guarantees will be secured by a second priority lien on substantially all of the ABL Collateral. See “Description of the Exchange Notes — Security for the Notes.” Any rights to payment and claims by the holders of the notes will, therefore, be subject to the rights to payment or claims by our lenders under the Working Capital Facility with respect to distributions of such collateral. Only when our obligations under the Working Capital Facility are satisfied in full will the proceeds of certain assets be available to repay the notes. As a result, the notes are effectively subordinated in right of payment to indebtedness under the Working Capital Facility and any other indebtedness secured by a first priority lien on the ABL Collateral, to the extent of the realizable value of such collateral. Furthermore, the collateral securing the notes and the guarantees will be subject to liens permitted under the terms of the Indenture governing the notes, whether arising before or after the date the notes are issued. The existence of any permitted liens could adversely affect the value of the collateral securing the notes and the guarantees, as well as the ability of the collateral trustee to realize or foreclose on such collateral.

The intercreditor agreement in connection with the Indenture governing the notes limits the rights of the holders of the notes and their control with respect to the collateral securing the notes.

The rights of the holders of the notes with respect to the collateral securing the Working Capital Facility on a first priority basis are substantially limited pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, if amounts or commitments remain outstanding under the Working Capital Facility, actions taken in respect of collateral securing our obligations under the Working Capital Facility on a first priority basis, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of these proceedings, will be at the sole direction of the holders of the obligations secured by the first priority liens, subject to certain limitations. As a result, the collateral trustee, on behalf of the holders of the notes, may not have the ability to control or direct these actions, even if the rights of the holders of the notes are adversely affected. The intercreditor agreement also contains certain provisions that restrict the collateral trustee, on behalf of the holders of the notes, from objecting to a number of important matters involving certain of the collateral following a bankruptcy filing by us. After such a filing, the value of the collateral could materially deteriorate. Additionally, the agent for the lenders under the Working Capital Facility will generally have a right to access and use the collateral securing the notes on a first priority basis for a period of 180 days (subject to certain extensions) following any notice to the collateral trustee from the agent for the lenders under the Working Capital Facility that an enforcement action is taking place with regard to the obligations under the ABL Collateral, or any date when the collateral trustee obtains possession or physical control of any mortgaged facilities. See “Description of the Exchange Notes — Intercreditor Agreement.”

The waiver in the intercreditor agreement of rights of marshalling may adversely affect the recovery rates of holders of the notes in a bankruptcy or foreclosure scenario.

The intercreditor agreement provides that, prior to the discharge of first priority liens securing obligations under the Working Capital Facility and any pari passu indebtedness sharing in the first priority liens with lenders under the Working Capital Facility, the holders of the notes and the trustee under the Indenture may not assert or enforce any right of marshalling accorded to a junior lien holder, as against the holders of first priority liens securing obligations under the Working Capital Facility and such pari passu debt. Without this waiver of the right of marshalling, in the event of an enforcement on the collateral by the lenders under the Working Capital Facility on the collateral in which they hold a first priority lien, the holders of first priority liens securing obligations under the Working Capital Facility and such pari passu debt would likely be required to liquidate collateral on which the notes did not have a lien, prior to liquidating collateral on which the notes have a second priority lien, thereby maximizing the proceeds of the collateral that would be available to repay our obligations under the notes. As a result of this waiver, the proceeds of sales of the collateral securing the notes on a second priority basis could be applied to repay obligations under the Working Capital Facility and such pari passu debt before applying proceeds of other collateral securing such obligations, and the holders of the notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the notes.

There may not be sufficient collateral to pay all or any of the notes.

The notes and the guarantees are secured (1) on a first priority basis, together with any other permitted fixed asset indebtedness secured, equally and ratably, by security interests in all collateral securing the notes (other than the ABL Collateral) from time to time owned by us or the guarantors and (2) on a second priority basis by security interests in substantially all of the ABL Collateral from time to time owned by us or the guarantors. See “Description of the Exchange Notes — Security for the Notes.”

In the event of a foreclosure on the ABL Collateral (or a distribution in respect thereof in a bankruptcy or insolvency proceeding), the proceeds from such ABL Collateral on which the notes have a second priority lien may not be sufficient to satisfy the notes because such proceeds would, under the intercreditor agreement, first be applied to satisfy our obligations under the Working Capital Facility and any other pari passu indebtedness sharing in the first priority liens with lenders under the Working Capital Facility. Only after all of our obligations under the Working Capital Facility and any other pari passu indebtedness sharing in the first priority liens with lenders under the Working Capital Facility have been satisfied will proceeds from the ABL Collateral on which the notes have a second priority lien be applied to satisfy our obligations under the notes. To prevent foreclosure, we may be motivated to commence voluntary bankruptcy proceedings, or the holders of the notes and/or various other interested persons may be motivated to institute bankruptcy proceedings against us. The commencement of such bankruptcy proceedings would expose the holders of the notes to additional risks, including additional restrictions on exercising rights against collateral. See “— In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.”

Furthermore, the collateral securing the notes are subject to liens permitted under the terms of the credit agreement governing the Working Capital Facility and the Indenture governing the notes. The existence of any permitted liens (whether senior to or on parity with the liens securing the notes) could adversely affect the value of the collateral securing the notes, as well as the ability of the collateral trustee to realize or foreclose on such collateral.

In addition, not all of our and the guarantors’ assets secure the notes. See “Description of the Exchange Notes — Security for the Notes.” To the extent that the claims of the holders of the notes exceed the value of the assets securing those notes and other liabilities, those claims will rank equally with the claims of the holders of our outstanding unsecured indebtedness and other obligations ranking pari passu with the notes. As a result, if the value of the assets pledged as security for the notes and other liabilities is less than the value of the claims of the holders of the notes and other liabilities, those claims may not be satisfied in full.

The collateral may be subject to exceptions, defects, encumbrances, liens and other imperfections. Further, we have not conducted appraisals of all of our or the guarantors’ assets constituting collateral securing the notes to determine if the value of such collateral upon foreclosure or liquidation equals or exceeds the amount of the notes or such other obligations secured by such collateral. Accordingly, we cannot assure you that the remaining proceeds from the sale of the collateral would be sufficient to repay holders of notes all amounts owed under the notes. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers, our failure to implement our business strategy and similar factors. The amount received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral securing our obligations under the Working Capital Facility on a first priority basis will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the Working Capital Facility. In such an event, we cannot assure you that the collateral securing our obligations with respect to the notes on a first priority basis, either alone or with any remaining collateral securing our obligations under the Working Capital Facility after satisfying the obligations thereunder, will be sufficient to pay our obligations under the notes in full. There also can be no assurance that the collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain.

In addition, we may not have perfected liens on all of the collateral securing the notes prior to the closing of the private offering of the outstanding notes or, in some cases, at all. The security documents contain certain exclusions from perfection requirements and therefore we will not make any attempt to perfect the security interests in that excluded collateral. To the extent certain security interests could not be granted, filed and/or perfected on the closing date of the private offering of the outstanding notes, a covenant in the Indenture governing the notes requires us to do or cause to be done all things that may be reasonably required, or that the collateral trustee from time to time may reasonably request, to assure and confirm that an enforceable security interest is granted to the collateral trustee in such collateral promptly following the issue date of the outstanding notes and to take certain actions, if required under the security documents, in order to perfect such security interest. We cannot assure you that we will be able to perfect the security interests on a timely basis, and our failure to do so may result in a default under the Indenture, the credit agreement governing the Working Capital Facility and the related security documents.

Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

With respect to some of the collateral, the collateral trustee’s security interest and ability to foreclose are also limited by the need to meet certain requirements, such as obtaining third-party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that any such required consents can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral. Therefore, the practical value of realizing on the collateral may, without the appropriate consents and filings, be limited.

The rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in the collateral.

Applicable law provides that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the notes may not be perfected with respect to the notes and the guarantees if the collateral trustee has not taken the actions necessary to perfect any of those liens upon or prior to the issuance of the notes. The inability or failure of the collateral trustee to take all actions necessary to create properly perfected security interests in the collateral may result in the loss of the priority of the security interest for the benefit of the noteholders to which they would have been entitled. Furthermore, in the event of our bankruptcy, to the extent that certain security interests in collateral securing the notes prior to the closing of the offering of the outstanding notes are perfected following the closing date of the offering of the outstanding notes, those security interests would remain at risk of having been granted within 90 days of a bankruptcy filing (in which case such security interests might be avoided as a preferential transfer by a trustee in bankruptcy) even after the security interests perfected on the closing date of the offering of the outstanding notes were no longer subject to such risks.

In addition, applicable law provides that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. We cannot assure you that the collateral trustee for the notes or the agent under the Working Capital Facility will monitor, or that we or the guarantors will inform such collateral trustee or agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral.

The collateral trustee and the agent under the Working Capital Facility have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes and the guarantees against third parties.

The security interest of the collateral trustee is subject to practical challenges generally associated with the realization of security interests in the collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in an asset. We cannot assure you that the collateral trustee will be able to obtain any such consent or that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. As a result, the collateral trustee may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Any future pledge of collateral might be voidable in bankruptcy.

Any future pledge of collateral in favor of the collateral trustee for the notes, including pursuant to security documents delivered after the date of the Indenture, might be voidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

The Indenture governing the notes, the credit agreement governing the Working Capital Facility and the related security documents require us and the guarantors to maintain adequate insurance or otherwise insure against risks to the extent customary with companies in the same or similar business operating in the same or similar locations. There are, however, certain losses, including losses resulting from terrorist acts, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the collateral securing the notes we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

We may be unable to repay or repurchase the notes at maturity.

At maturity, the entire principal amount of the notes, together with accrued and unpaid interest, will become due and payable. We may not have the ability to repay or refinance these obligations. If the maturity date occurs at a time when other arrangements prohibit us from repaying the notes, we would try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay the notes.

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

Bankruptcy law could prevent the collateral trustee (or the rights of the lenders under the Working Capital Facility as provided for in the intercreditor agreement) from repossessing and disposing of, or otherwise exercising remedies in respect of, the collateral upon the occurrence of an event of default if a bankruptcy proceeding were to be commenced by or against us prior to the collateral trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the collateral. Under the U.S. bankruptcy code, a secured creditor such as the collateral trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Additionally, the collateral trustee’s ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, permitted liens and practical problems associated with the realization of the collateral trustee’s security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to avoid an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally, 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. See “— The notes could be wholly or partially voided as a preferential transfer.” It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we or a guarantor became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor’s ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding.

If an Australian guarantor defaults on its guarantee, your right to receive payments on the notes or the guarantee may be materially adversely affected by Australian insolvency laws.

The Australian guarantors are organized under the laws of Australia and, therefore, insolvency proceedings with respect to them would be likely to proceed under, and be governed by, Australian insolvency law which is different from the insolvency laws of the United States. If an Australian guarantor becomes insolvent, the treatment and ranking of holders of the notes, other of our creditors and our shareholders under Australian law may be different than the resulting treatment and ranking if we were subject to the bankruptcy laws of the United States or other jurisdictions.

Fraudulent conveyance laws or similar provisions or principles have been enacted or exist for the protection of creditors in a number of jurisdictions, including Australia, and upstream or sister guarantees may be subject to claims that they should be subordinated or avoided in favor of direct or other creditors of the Australian guarantors. To the extent that any Australian guarantee is voided as a fraudulent conveyance or otherwise held to be unenforceable, your claim against that Australian guarantor could be lost or limited, and you could be required to return payments previously received from any such Australian guarantor.

Under Australian law, if an order to wind up were to be made against any Australian guarantor and a liquidator was appointed for any such Australian guarantor, the liquidator would have the power to investigate the validity of past transactions and may seek various court orders, including orders to void certain transactions entered into prior to the winding up of such guarantor and for the repayment of money. These include transactions entered into within a specified period of the winding up that a court considers uncommercial transactions or transactions entered into when winding up was imminent that had the effect of preferring a creditor or creditors or otherwise defeating, delaying or interfering with the rights of creditors.

In addition to the matters described above, under the laws of Australia, Australian guarantees may be set aside, subordinated or otherwise avoided by the application of fraudulent conveyance, financial assistance, bankruptcy, insolvency and administration, statutory management, equitable subordination principles or other similar provisions or principles existing under the laws of Australia, including as a result of the application of laws in relation to the duties of directors to act in good faith and for proper purposes. In addition, other debts and liabilities of the Australian guarantors, such as certain employee entitlements or an administrator’s indemnity for debts and remuneration, may rank ahead of claims under the notes and the Australian guarantees in the event of administration or insolvency or statutory management or similar proceedings. If one or more of the Australian guarantees is set aside or otherwise avoided, your claim against the Australian guarantors giving those guarantees could be lost or limited and it is possible that you will only have a claim against us and any remaining guarantors.

The value of the collateral securing the notes may not be sufficient to secure post — petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or a guarantor, holders of the notes will be entitled to post-petition interest under the U.S. bankruptcy code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes may be deemed to have an unsecured claim if our obligations in respect of the notes equal or exceed the fair market value of the collateral securing the notes. Holders of the notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. bankruptcy code. It is possible that the bankruptcy trustee, we and the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of holders of notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes. No appraisal of the fair market value of the collateral has been prepared in connection with the issuance of the notes and therefore the value of the collateral trustee’s interest in the collateral may be less than the principal amount of the notes. There may not be sufficient collateral to satisfy our obligations under the notes.

The collateral securing the notes may be diluted under certain circumstances.

The Indenture governing the notes and the credit agreement governing the Working Capital Facility permit us to issue additional senior secured indebtedness, including additional notes and an increase in the indebtedness under the Working Capital Facility. Our ability to issue additional senior secured indebtedness is subject to our compliance with the restrictive covenants in the Indenture governing the notes and the credit agreement governing the Working Capital Facility at the time we issue such indebtedness.

Any additional notes issued under the Indenture governing the notes or other permitted fixed asset indebtedness issued in the future would be guaranteed by the same guarantors and would have the same security interests, with the same priority, as currently secure the notes. As a result, the collateral securing the notes could be shared by any additional notes or other permitted fixed asset indebtedness we may issue, and an issuance of such additional notes or other permitted fixed asset indebtedness would dilute the value of the collateral compared to the aggregate principal amount of notes issued.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events specified in “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control,” we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, if any. In addition, under the Working Capital Facility, certain changes of ownership or control could be an event of default or trigger an obligation to repay or offer to repay such indebtedness. The source of funds for any such purchase of the notes or to repay other indebtedness will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control or repay other indebtedness required to be repaid upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes and repay such indebtedness unless we are able to obtain financing. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all. Our failure to repay holders tendering notes upon a change of control would result in an event of default under the Indenture governing the notes. Upon an event of default arising from a change of control or failure to repay indebtedness upon a change of control, our creditors under the relevant documents governing their indebtedness could accelerate the indebtedness outstanding thereunder.

In addition, the change of control provisions in the Indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the Indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the Indenture that would trigger our obligation to offer to repurchase the notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the Indenture, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all of a portion of the notes held by such holder may be impaired. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and any guarantees and require holders of the notes to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes, the incurrence of any guarantees of the notes entered into upon issuance of the notes and subsidiary guarantees that may be entered into thereafter under the terms of the Indenture governing the notes and the granting of liens to secure the notes and the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes, any guarantee or any of the liens securing the notes and the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes, incurred its guarantee or granted the liens with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing the notes, incurring its guarantee or granting the liens and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantors’ ability to pay such debts as they mature.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or new or antecedent debt is secured or satisfied.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In addition, the court may avoid and set aside the liens securing the collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes.

Although each guarantee entered into by a subsidiary contains a provision intended to limit that guarantors’ liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantors’ obligation to an amount that effectively makes its guarantee worthless.

If a court voided our obligations under the notes and the obligations of all of the guarantors under their guarantees, you would cease to be our creditor or a creditor of the guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee of a guarantor is not voided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor’s other debt.

Corporate benefit laws and other limitations on the guarantees and security may adversely affect the validity and enforceability of the guarantees of the notes and security granted by the guarantors.

The guarantees of the notes by the guarantors and security granted by such guarantors provide the holders of the notes with a direct claim against the assets of the guarantors. Each of the guarantees and the amount recoverable under the security documents, however, are limited to the maximum amount that can be guaranteed or secured by a particular guarantor without rendering the guarantee or security, as it relates to that guarantor, voidable or otherwise ineffective under applicable law. In addition, enforcement of any of these guarantees or security against any guarantor will be subject to certain defenses available to guarantors and security providers generally. These laws and defenses include those that relate to fraudulent conveyance or transfer, voidable preference, corporate purpose or benefit, preservation of share capital, thin capitalization and regulations or defenses affecting the rights of creditors generally. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee or the security documents to which it is a party.

Certain assets will be excluded from the collateral securing the notes, including assets of our subsidiaries that do not guarantee the notes.

Certain assets are excluded from the collateral securing the notes as described under “Description of the Exchange Notes — Security for the Notes — Excluded Assets,” such as capital stock of non-wholly owned subsidiaries if the pledge of such capital stock would violate a contractual obligation, any voting stock in excess of 65% of the outstanding voting stock of any foreign subsidiary, which, pursuant to the Indenture governing the notes, is not required to guarantee the notes, or a contract or license if the grant of a lien would violate such contract or license.

In addition, the collateral securing the notes will not include any capital stock of any of our affiliates to the extent that the pledge of such capital stock results in our being required to file separate financial statements of such affiliate with the SEC, and any such capital stock that triggers such a requirement to file financial statements of such affiliate with the SEC would be automatically released from the collateral securing the notes. Any such capital stock that is excluded as collateral securing the notes will not be excluded from the collateral securing the Working Capital Facility. As a result, the notes will be effectively subordinated to the Working Capital Facility (which otherwise would be junior in priority with respect to the value of such capital stock) to the extent of the value of such capital stock excluded from the collateral securing the notes. See “Description of the Exchange Notes — Security for the Notes.”

We will in most cases have control over the collateral securing the notes.

The security documents generally allow us and the guarantors to remain in possession of, to retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, the collateral securing the notes. These rights may adversely affect the value of the collateral securing the notes at any time.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the collateral trustee.

Under various circumstances, all or a portion of the collateral may be released, including:

•	to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture governing the notes or the Working Capital Facility, including the sale of any entity in its entirety that owns or holds such collateral;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

•	with respect to any ABL Collateral, upon any release by the lenders under the Working Capital Facility of their first priority security interest in such ABL Collateral in connection with the exercise of remedies (other than any such release granted following the discharge of the obligations with respect to the Working Capital Facility).

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the Indenture governing the notes. The Indenture governing the notes will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the Indenture governing the notes. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of the Exchange Notes.”

Risks Relating to our Business

Our business is cyclical and is affected by global economic conditions, particularly those affecting steel-related construction and fabrication activities, as well as other factors that are outside of our control, any of which may have a material adverse effect on our business, results of operations and financial condition.

The success of our business is directly affected by general economic conditions and other factors beyond our control. The end users of our products are engaged in commercial construction, oil and gas industry related construction and maintenance, general manufacturing and steel shipbuilding. The demand for our products, and therefore the results of our operations, are related to the level of production in these end-user industries. Specifically, our sales volumes are closely tied to the levels of steel related construction and fabrication activities. Steel production and shipments declined precipitously in late 2008 and into early 2009. In the fourth quarter of 2008, global economic conditions, particularly in the United States, began to deteriorate and severely deteriorated throughout much of 2009. In the United States, steel production declined 36.3% during 2009 from 2008 levels according to the World Steel Association, and global steel production excluding China declined 20.8%. Our net sales were adversely impacted by such conditions. Our business has been and continues to be adversely impacted by such conditions. While there has been a year-over-year increase in world steel production of 15% during 2010, demand for our products has varied during this period. The duration and extent of any reduced demand, along with further potential declines in demand for our products, is uncertain. We believe the volatility in these global economic factors could have further adverse impacts on our operating results and financial condition.

Our future operating results may be adversely affected by fluctuations in the prices and availability of raw materials.

We purchase a large amount of commodity raw materials, particularly copper, brass and steel. At times, pricing and supply can be volatile due to a number of factors beyond our control, including global demand, general economic and political conditions, mine closures and labor unrest in various countries, activities in the financial commodity markets, labor costs, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect our raw material costs. For example, as of July 2008, the cost of copper and steel was $4.25 per pound and $0.40 per pound, respectively, but declined to $1.35 per pound and $0.24 per pound, respectively, in December 2008, increased to $3.15 per pound and $0.30 per pound, respectively, by December 2009, and stood at $4.15 per pound and $0.31 per pound, respectively, as of December 2010. An environment of volatile raw material prices, competitive conditions and declining economic conditions can adversely affect our profitability if we fail to, or are unable to, adjust our sales prices appropriately to recover the change in the costs of materials.

The timing of and the extent to which we will realize changes in material costs and the impact on our profits are uncertain. We typically enter into fixed-price purchase commitments with respect to a portion of our material purchases for purchase volumes of three to six months. To the extent that our arrangements to lock in supplier costs do not adequately keep in check cost increases and we are unable to pass on any price increases to our customers, our profitability could be adversely affected. Certain of the raw materials used in our hardfacing products within our filler metal product line, such as cobalt and chromium, are available primarily from sources outside the United States. Restrictions in the supply of cobalt, chromium and other raw materials could adversely affect our operating results. In addition, certain of our customers rely heavily on raw materials, and fluctuations in prices of raw materials for these customers could negatively affect their operations and orders for our products and, as a result, our financial performance. Dramatic declines in global economic conditions may also create hardships for our suppliers and potentially disrupt their supply of raw materials to us.

We may not be able to implement our cost-reduction initiatives on the anticipated timetable or successfully, which may adversely affect us.

We have undertaken and will continue to undertake cost-reduction initiatives in response to global competitive conditions. These include our ongoing continuous improvement initiatives, redesigning products and manufacturing processes, re-evaluating the location of certain manufacturing operations and the sourcing of vendor purchased components. There can be no assurance that these initiatives will provide the anticipated cost savings from such activities or that we will realize such cost savings on the anticipated timetable. The failure of our cost-reduction efforts to yield sufficient cost reductions or delay in realization may have an adverse effect on our business.

Our international sales and operations face special risks.

Approximately 46% of our consolidated net sales for 2010 were derived from outside of the United States. We have international operations located in Australia, Canada, China, England, Italy, Malaysia and Mexico. International sales and operations are subject to a number of special risks, including:

•	currency exchange rate fluctuations;

•	differing protections of intellectual property;

•	trade barriers;

•	regional economic uncertainty;

•	labor unrest;

•	governmental currency exchange controls;

•	differing (and possibly more stringent) labor regulation;

•	governmental expropriation;

•	domestic and foreign customs, tariffs and taxes;

•	current and changing regulatory environments;

•	difficulty in obtaining distribution support;

•	difficulty in staffing and managing widespread operations;

•	terrorist activities and the U.S. and international response thereto;

•	restrictions on the transfer of funds into or out of a country;

•	export duties and quotas;

•	differences in the availability and terms of financing;

•	violations by non-US contractors of labor and wage standards and resulting adverse publicity;

•	violations of the Foreign Corrupt Practices Act, economic sanctions regimes (including those administered by the Office of Foreign Asset Control of the Department of the U.S. Treasury) and other international laws and regulations; and

•	political instability and unrest.

Our products are used in metal fabrication operations to cut and join metal parts. Certain metal fabrication operations, as well as manufacturing operations generally, are moving from the United States to international locations where labor costs are lower. Selling products into international markets and maintaining and expanding international operations require significant coordination, capital and resources. If we fail to adequately address these developments, we may be unable to grow or maintain our sales and profitability.

Also, in some foreign jurisdictions, we may be subject to laws that limit the right and ability of entities organized or operating in those jurisdictions to pay dividends or remit earnings to affiliated companies unless specified conditions are met. These factors may adversely affect our financial condition.

We initiated a comprehensive review of our compliance with foreign and U.S. duties requirements in light of the assessments of duties by a foreign jurisdiction in the third quarter of 2009. While the ultimate resolution of the compliance review did not have a material effect on our business or financial condition, we cannot assure you that future assessments will not adversely affect our business or financial condition.

We are subject to currency fluctuations and face risks arising from the imposition of exchange controls and currency devaluations.

We sell our products to distributors located in over 50 countries. During the years ended December 31, 2010, 2009 and 2008, approximately 46%, 44% and 43%, respectively, of our consolidated net sales were derived from markets outside the United States. Approximately 15.1% of our international sales for the year ended December 31, 2010 were sales of products manufactured at our U.S. facilities and exported to foreign customers, which were primarily denominated in U.S. dollars. Strengthening of the U.S. dollar exchange rate against other currencies increases the cost of our products to foreign purchasers and may adversely affect our sales.

For our operations conducted in foreign countries, transactions are typically denominated in various foreign currencies. The costs of our operations in these foreign locations are also denominated in those local currencies. Because our financial statements are stated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our reported financial results. In addition, some sale transactions pose foreign currency exchange settlement risks. For 2010 and 2009, the Australian dollar represented approximately 21% and 20%, respectively, of our total net sales and approximately 46% and 45%, respectively, of our international net sales. Our Australian operations typically maintain 60 to 90 day forward purchase commitments for U.S. dollars to reduce the risk of an adverse currency exchange movement in connection with U.S. denominated materials purchases. Currency fluctuations have affected our reported financial performance in the past and will affect our reported financial performance in the future.

We also face risks arising from the imposition of currency exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or operations located or doing business in a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. Actions of this nature, if they occur or continue for significant periods of time, could have an adverse effect on our financial condition.

The acquisition transactions and future transactions could limit our use of net operating loss carryforwards.

As of March 31, 2011, we had net operating loss carryforwards of approximately $150.7 million from the years 1998 through 2010 available to offset future federal taxable income. Similarly, we had net operating loss carryforwards to offset state taxable income in varying amounts. Our federal net operating loss carryforwards will expire between the years 2017 and 2030. As a result of changes in our stock ownership in 2010, we estimate that the use of our net operating loss carryforwards will be limited to $16.2 million per year with unused limitation amounts available for use in subsequent years. In addition, this limitation is increased by any gains realized that were inherent on assets owned at the time of the Transactions. In addition, future change of control transactions or other transactions could further limit our use of net operating loss carryforwards. There is also no assurance that the Internal Revenue Service (“IRS”) or other taxing authorities will not challenge our determination of net operating loss carryforwards and limit them. Limitations on our ability to use net operating loss carryforwards to offset future taxable income could reduce the benefit of our net operating loss carryforwards by requiring us to pay federal and state income taxes earlier than we otherwise would be required, and causing part of our net operating loss carryforwards to expire without our having fully utilized them. An ownership change could also limit our use of other credits, such as foreign tax credits, in future years. These various limitations resulting from an ownership change could have a material adverse effect on our cash flow and results of operations. We cannot predict the extent to which our net operating loss carryforwards will be limited or the ultimate impact of other limitations that may be caused by an ownership change, which will depend on various factors.

We rely in large part on independent distributors for sales of our products and the continued consolidation of distributors, loss of key distributors or the increased purchases by our distributors from our competitors could materially harm our business.

We depend on more than 3,300 independent distributors to sell our products and provide service and after-market support to our ultimate customers. Distributors play a significant role in determining which of our products are stocked at their branch locations and the prices at which they are sold, which impacts how accessible our products are to end users of our products. Almost all of the distributors with whom we do business offer competing products and services to end users. There is a trend toward consolidation of these distributors, which has been escalating in recent years. In 2010, one distributor — Airgas, Inc. — represented 11% of our net sales and our top five distributors comprised 28%, 27% and 27% of our net sales in 2010, 2009 and 2008. Recent economic events or future similar events could undermine the economic viability of some of our distributors. These events could also cause our competitors to introduce new economic inducements and pricing arrangements that may cause our distributors to increase purchases from our competitors and reduce purchases from us. The continued consolidation of these distributors, the loss of certain key distributors or an increase in the distributors’ purchase of our competitors’ products for sale to end users could adversely affect our results of operations.

Our business is highly competitive, and increased competition could reduce our sales, earnings and profitability.

We offer products in highly competitive markets. We compete on the performance, functionality, price, brand recognition, customer service and support and availability of our products. We compete with companies of various sizes, some of which have greater financial and other resources than we do. Increased competition could force us to lower our prices or to offer additional product features or services at a higher cost to us, which could reduce our net sales or net earnings or adversely affect our profitability.

The greater financial resources of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors may also have the ability to develop product innovations that could put us at a disadvantage. In addition, some of our competitors have achieved substantially more market penetration in certain segments of those markets in which we operate. If we are unable to compete successfully against other manufacturers in our marketplace, we could lose customers, and our sales may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins or that we will be able to continue to compete successfully in maintaining or increasing our market share.

Failure to enhance existing products and develop new products may adversely impact our financial results.

Our financial and strategic performance depends partially on providing new and enhanced products to the global marketplace. We may not be able to develop or acquire innovative products or otherwise obtain intellectual property in a timely and effective manner in order to maintain and grow our position in global markets. Furthermore, we cannot be sure that new products or product improvements will be met with customer acceptance or contribute positively to our financial results. We may not be able to continue to support the levels of research and development activities and expenditures necessary to improve and expand our products. Competitors may be able to direct more capital and other resources to new or emerging technologies to respond to changes in customer requirements.

If we cannot adequately enforce or protect our intellectual property rights, our competitive position will suffer, and we may incur significant additional costs in defending our use of intellectual property rights.

We own a number of patents, trademarks and licenses related to our products and rights under patents owned by others. While no single patent, trademark or license is material to the operation of our business as a whole, our ability to enforce our intellectual property rights in the United States and in foreign countries is critical to our competitive position and our ability to continue to bring new and enhanced products to the marketplace. We rely upon patent, trademark and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. Third parties may challenge, infringe upon or otherwise circumvent our intellectual property rights, which could adversely impact our competitive position. Further, the enforceability of our intellectual property rights in various foreign countries is uncertain. Accordingly, in certain countries, we may be unable to protect our intellectual property rights against unauthorized third-party copying or use, which could harm our competitive position.

Third parties also may claim that we or our customers are infringing upon their intellectual property rights. Defending those claims and contesting the validity of third parties’ asserted intellectual property rights can be timeconsuming and costly. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

We are subject to risks caused by changes in interest rates.

Changes in benchmark interest rates (e.g., the London Interbank Offered Rate (“LIBOR”)) will impact the interest cost associated with our variable interest rate debt. Our variable rate debt includes the borrowings under the Working Capital Facility. Changes in interest rates would affect our cost of future borrowings and increase our interest expense. Significant increases in interest rates would adversely affect our financial condition and results of operations.

We are subject to risks caused by disruptions in the credit markets.

The Working Capital Facility is provided under an agreement with General Electric Capital Corporation and will mature in 2015. Our operations are funded through daily borrowings and repayments from and to our lender under the Working Capital Facility. Our ability to access this facility will be affected by the amount and value of our assets which are used to determine the borrowing base under the facility. The temporary or permanent loss of the use of the Working Capital Facility or the inability to replace this facility when it expires would have a material adverse effect on our business and results of operations.

Credit availability for our suppliers and customers has been reduced due to the disruptions in the credit markets. This decreased availability for our customers and suppliers may have an adverse effect on the demand for our products, the collection of our accounts receivable and our ability to timely fulfill our commitments.

If our relationships with our employees were to deteriorate, we could be adversely affected.

Currently, in our U.S. operations (where none of our employees are represented by a labor union) and in our foreign operations (where the majority of our employees are represented by labor unions), we have maintained a positive working environment. Although we focus on maintaining a productive relationship with our employees, we cannot ensure that unions, particularly in the United States, will not attempt to organize our employees or that we will not be subject to work stoppages, strikes or other types of conflicts with our employees or organized labor in the future. Any such event could have a material adverse effect on our ability to operate our business and serve our customers and could materially impair our relationships with key customers and suppliers, which could damage our business, results of operations and financial condition.

If we are unable to retain and hire key employees, we could be adversely affected.

Our ability to provide high-quality products and services for our customers and to manage the complexity of our business is dependent on our ability to retain and to attract skilled personnel in the areas of product engineering, manufacturing, sales and finance. Our businesses rely heavily on key personnel in the engineering, design, formulation and manufacturing of our products. Our success is also dependent on the management and leadership skills of our senior management team. As with all of our employees, we focus on maintaining a productive relationship with our key personnel. However, we cannot ensure that our employees will remain with us indefinitely. The loss of a key employee and the inability to find an adequate replacement could materially impair our relationship with key customers and suppliers, which could damage our business, results of operations and financial condition.

Liabilities relating to litigation alleging manganese induced illness could reduce our profitability and impair our financial condition.

We are a defendant in many cases alleging manganese induced illness. Manganese is an essential element of steel and contained in all welding filler metals. We are one of a large number of defendants in lawsuits filed in the United States. The claimants allege that exposure to manganese contained in the welding filler metals caused them to develop adverse neurological conditions, including a condition known as manganism.

The aggregate long-term impact of the manganese loss contingencies on operating cash flows and financial condition is difficult to assess, particularly because claims are in many different stages of development. While we have contested and intend to continue to contest these lawsuits vigorously, there are several risks and uncertainties that may affect our liability for personal claims relating to exposure to manganese, including the possibility that our litigation experience changes, the number of claims against us increases or the state of the science changes. An adverse change from our litigation experience to date could materially diminish our profitability and impair our financial condition.

Our products involve risks of personal injury and property damage, which expose us to potential liability.

Our business exposes us to possible claims for personal injury or death and property damage resulting from the products that we sell. We maintain insurance for loss (excluding attorneys’ fees and expenses)

through a combination of self-insurance retentions and excess insurance coverage. We are not insured against punitive damage awards, and we are not currently insured for liability from manganese-induced illness. We monitor claims and potential claims of which we become aware and establish reserves for the self- insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts. Claims brought against us that are not covered by insurance or that result in recoveries in excess of insurance coverage could have a material adverse effect on our results of operations and financial condition.

Moreover, despite any insurance coverage, any accident or incident involving our products could negatively affect our reputation among customers, suppliers, lenders, investors and the public. This may make it more difficult for us to operate our business and compete effectively.

We are subject to various environmental laws and regulations and may incur costs that have a material adverse effect on our financial condition as a result of violations of or liabilities under environmental laws and regulations.

Our operations are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the generation, handling, storage, use, management, transportation and disposal of, or exposure to, hazardous materials resulting from the manufacturing process and employee health and safety. Permits are required for our operations and these permits are subject to renewal, modification and, in certain circumstances, revocation. As an owner and operator of real property and a generator of hazardous waste, we may also be subject to liability for the remediation of contaminated sites. Environmental, health and safety laws and regulations, and the interpretation and enforcement thereof are subject to change and have tended to become stricter over time. While we are not currently aware of any outstanding material claims or obligations, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or noncompliance with environmental permits required at our facilities.

Contaminants have been detected at some of our present and former sites. In the past, we have been named as a potentially responsible party at certain Superfund sites to which we may have sent hazardous waste materials. While we are not currently aware of any contaminated or Superfund sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, the ultimate costs under environmental laws and the timing of these costs are difficult to predict. Liability under some environmental laws relating to contaminated sites, including the Comprehensive Environmental Response, Compensation, and Liability Act and analogous state laws, can be imposed retroactively and without regard to fault. Further, one responsible party could be held liable for all costs at a site. Thus, we may incur material liabilities related to the investigation and remediation of contaminated sites under existing environmental laws and regulations or environmental laws and regulations that may be adopted in the future.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We issued the outstanding notes in a private placement on December 3, 2010. The outstanding notes were issued, and the exchange notes will be issued, under an indenture, dated as of December 3, 2010, between us, the guarantors, and U.S. Bank National Association, as trustee (the “Indenture”). In connection with the private placement, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, Jefferies & Company, Inc. and RBC Capital Markets, LLC. Under the registration rights agreement, we agreed, among other things, to use commercially reasonable efforts to:

•	file an exchange offer registration statement with the SEC with respect to a registered offer to exchange the outstanding notes for the exchange notes; and

•	cause the registration statement to be declared effective by the SEC under the Securities Act by July 1, 2011.

We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay additional interest to the holders of the outstanding notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes:

•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the outstanding notes; and

•	will not contain provisions relating to the payment of additional interest in connection with the outstanding notes under circumstances relating to the timing of the exchange offer.

The exchange offer is not extended to original note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to us, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that you may reoffer, resell or otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act. This interpretation, however, is based on your representation to us that:

•	you are acquiring the exchange notes in the ordinary course of business;

•	at the time of the commencement and consummation of the exchange offer you have not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act) or an “affiliate” of any of our guarantors; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you tender old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the SEC. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in order to reoffer, resell or otherwise transfer your exchange notes. Each broker-dealer that receives exchange notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offer any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of the outstanding notes issued in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer; however, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount, subject to a minimum denomination of $2,000.

The form and terms of the exchange notes are substantially the same as the form and terms of the outstanding notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. In addition, certain transfer restrictions, registration rights and additional interest payment provisions relating to the outstanding notes will not apply to the exchange notes and the exchange notes bear a different CUSIP number than the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same Indenture that authorized the issuance of the outstanding notes.

This prospectus, together with the letter of transmittal, is being sent to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange in the exchange offer is subject to the conditions described below under the heading “— Conditions to the Exchange Offer.” The exchange offer is not conditioned upon holders tendering a minimum principal amount of outstanding notes. As of the date of this prospectus, $260,000,000 aggregate principal amount of outstanding notes are outstanding.

Holders of the outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your outstanding notes or if you tender outstanding notes that we do not accept, your outstanding notes will remain outstanding. Any outstanding notes will be entitled to the benefits of the Indenture but will not be entitled to any further registration rights under the registration rights agreement. Existing transfer restrictions would continue to apply to such outstanding notes. See “Risk Factors — Risks Relating to the Exchange Offer — There are significant consequences if you fail to exchange your outstanding notes” for more information regarding outstanding notes outstanding after the exchange offer.

We will be deemed to have accepted validly tendered old notes if and when we have given oral or written notice of our acceptance to U.S. Bank National Association, the exchange agent for the exchange offer. The exchange agent will act as our agent for the purpose of receiving from us the exchange notes for the tendering noteholders. If we do not accept any tendered outstanding notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return certificates, if any, for any unaccepted outstanding notes, without expense, to the tendering noteholder promptly after the expiration date or termination of the exchange offer.

If we amend this exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition, we will as promptly as practicable distribute a prospectus supplement to the holders of the outstanding notes disclosing the change or waiver and extend the exchange offer as required by law to cause this exchange offer to remain open for at least five business days following such notice. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder of outstanding notes notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date.

You will not be required to pay brokerage commissions or fees or transfer taxes, except as set forth below under “— Transfer Taxes”, with respect to the exchange of your outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “— Fees and Expenses” below.

As used in this prospectus, the term “expiration date” means 5:00 p.m., New York time, on          , 2011. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder of outstanding notes notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date.

We have the right, in accordance with applicable law, at any time:

•	to accept tendered outstanding notes upon the expiration of the tender offer, and extend the exchange offer with respect to untendered outstanding notes;

•	to delay accepting any outstanding notes or, if we determine that any of the conditions set forth below under “— Conditions to the Exchange Offer” have not occurred or have not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange by giving oral or written notice of such termination to the exchange agent; and

•	to waive any condition or amend the terms of the exchange offer in any manner, subject to the terms of the registration rights agreement.

Acceptance of Outstanding Notes for Exchange and Issuance of Exchange Notes

Promptly after the expiration date, we will accept all outstanding notes validly tendered and not withdrawn. We will issue exchange notes registered under the Securities Act to the exchange agent promptly after the expiration date. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

We will be deemed to have exchanged outstanding notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered outstanding notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of outstanding notes, letters of transmittal and related documents.

In tendering outstanding notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer outstanding notes;

•	we will acquire good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the outstanding notes tendered for exchange are not subject to any adverse claims or proxies.

You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the outstanding notes.

Procedures for Tendering Outstanding Notes

Valid Tender

When the holder of outstanding notes tenders, and we accept outstanding notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

Except as set forth below, a holder of outstanding notes who wishes to tender outstanding notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including outstanding notes), to the exchange agent at the address set forth below under the heading “— Exchange Agent;”

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent at the address set forth below under the heading “— Exchange Agent;” or

•	comply with the provisions set forth below under “— Guaranteed Delivery.”

In addition, on or prior to the expiration date:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The letter of transmittal or agent’s message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.

The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

If you beneficially own outstanding notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the outstanding notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

If you tender fewer than all of your outstanding notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all outstanding notes that you hold.

The method of delivery of the certificates for the outstanding notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

Deemed Representations

To participate in the exchange offer, we require that you represent to us that:

(i) any exchange notes received by you will be acquired in the ordinary course of business;

(ii) at the time of the commencement and consummation of the exchange offer you have not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

(iii) you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

(iv) you are not an “affiliate” (as defined in Rule 405 of the Securities Act) of the Company or any guarantor;

(v) you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

(vi) if you or another person acquiring exchange notes in exchange for your outstanding notes is a broker-dealer and you acquired the outstanding notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

By tendering your outstanding notes you are deemed to have made these representations.

Broker-dealers who cannot make the representations in item (vi) of the paragraph above cannot use this prospectus in connection with resales of the exchange notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your outstanding notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

(i) may not rely on the applicable interpretations of the staff of the SEC and therefore may not participate in the exchange offer; and

(ii) must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the outstanding notes.

Book-Entry Transfers

For tenders by book-entry transfer of outstanding notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender outstanding notes. Accordingly, any participant in DTC may make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.

Notwithstanding the ability of holders of outstanding notes to effect delivery of outstanding notes through book-entry transfer at DTC, either:

•	the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “— Exchange Agent” or

•	the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

If a holder wants to tender outstanding notes in the exchange offer and (1) the certificates for the outstanding notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the outstanding notes may be tendered if the holder complies with the following guaranteed delivery procedures:

•	the tender is made by or through an eligible institution;

•	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

•	setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered;

•	stating that the tender is being made; and

•	guaranteeing that, within three (3) business days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for the outstanding notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) business days after the notice of guaranteed delivery is executed for all such tendered outstanding notes.

You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

Our acceptance of properly tendered outstanding notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of outstanding notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of outstanding notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Resales of Exchange Notes

Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of the Company. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering outstanding notes, the holder, other than participating broker-dealers, as defined below, of those outstanding notes will represent to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes;

•	at the time of the commencement and consummation of the exchange offer the holder has not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” (as defined under the Securities Act) of the Company or any guarantor; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

By tendering outstanding notes, any holder, including participating broker-dealers, of those outstanding notes will represent to us that the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

If any holder or any such other person is an “affiliate” of the Company or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above and therefore may not participate in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must represent that the outstanding notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired outstanding notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the outstanding notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

You can withdraw tenders of outstanding notes at any time prior to 5:00 p.m., New York time, on the expiration date.

For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent or you must comply with the appropriate procedures of DTC’s ATOP system. The notice of withdrawal must:

•	specify the name of the person tendering the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the total principal amount of outstanding notes to be withdrawn;

•	where certificates for outstanding notes are transmitted, list the name of the registered holder of the outstanding notes if different from the person withdrawing the outstanding notes;

•	contain a statement that the holder is withdrawing his election to have the outstanding notes exchanged; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender.

If you delivered or otherwise identified pursuant to the guaranteed delivery procedures outstanding notes to the exchange agent, you must submit the serial numbers of the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution. If you tendered outstanding notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, outstanding notes properly withdrawn may again be tendered at any time on or prior to the expiration date.

We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

In the case of outstanding notes tendered by book-entry transfer through DTC, the outstanding notes withdrawn or not exchanged will be credited to an account maintained with DTC. Withdrawn outstanding notes will be returned to the holder after withdrawal. The outstanding notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

Properly withdrawn outstanding notes may again be tendered by following one of the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time prior to 5:00 p.m., New York time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “— Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes.

If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the outstanding notes to be filed and declared effective by the SEC by July 31, 2011.

Exchange Agent

We appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail or Overnight Courier:	By Certified or Registered Mail:	By Hand Delivery:

60 Livingston Avenue	60 Livingston Avenue	60 Livingston Avenue
St. Paul, Minnesota 55107	St. Paul, Minnesota 55107	1st Floor — Bond Drop Window
Attn: Specialized Finance	Attn: Specialized Finance	St. Paul, Minnesota 55107

By Facsimile Transmission	To Confirm by Telephone:
(for Eligible Institutions only)
(651) 495-8158	(800) 934-6802

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange, as the terms of the exchange notes are substantially identical to the terms of the outstanding notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will capitalize the expenses relating to the exchange offer.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor the Company is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the Indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the confidential offering memorandum dated November 17, 2010 relating to the outstanding notes.

We will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Holders of the exchange notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the Indenture.

Consequences of Exchanging Outstanding Notes

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or an affiliate of one of our guarantors. Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such exchange notes are acquired in the ordinary course of such holder’s business; and

•	such holder, other than broker-dealers, has not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	such holder is not an “affiliate” (as defined in Rule 405 of the Securities Act) of the Company or any guarantor of the Company;

•	at the time of the commencement and consummation of the exchange offer, such holder has not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	such holder is acquiring the exchange notes in the ordinary course of its business; and

•	such holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

Each holder, including a broker dealer, must furnish a written representation, at our request, that such holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except as described above. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011. The information in this table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of
March 31,
2011
(in millions)

Debt:
Working Capital Facility(1)	$—
Senior Secured Notes due 2017	260.0
Existing senior subordinated notes due 2014(2)	—
Capital leases	6.2

Total debt	266.2
Stockholders’ equity	166.2

Total capitalization	$432.4

(1)	In connection with the Transactions, we entered into the Working Capital Facility, which is a $60.0 million asset-based, revolving credit facility. At March 31, 2011, based on our borrowing base, we had approximately $51.5 million available for borrowings thereunder, subject to meeting customary borrowing conditions. For a description of the Working Capital Facility, see “Description of Other Indebtedness — Working Capital Facility.”

(2)	The Company’s Senior Subordinated Notes due 2014 were redeemed February 1, 2011. See Note 9 — Debt and Capital Lease Obligations to the audited financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS

On December 3, 2010, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving as a direct, wholly-owned subsidiary of Technologies. Affiliates of Irving Place Capital, along with its co-investors, hold approximately 99% of the outstanding equity of Technologies, and certain members of the Company’s management hold the remaining equity capital. All references to “Predecessor” relate to Thermadyne Holdings Corporation for periods prior to the Merger. All references to “Successor” relate to Thermadyne Holdings Corporation for periods subsequent to the Merger. References to “we,” “us,” “our,” and the “Company” relate to Predecessor for the periods prior to the Merger and to Successor for periods subsequent to the Merger.

On the closing date of the Merger, the following events occurred (all numbers are in thousands except for per share data):

•	Each share of Predecessor’s common stock, including restricted shares, outstanding immediately prior to the Merger were cancelled and converted into the right to receive $15 in cash per share, without interest.

•	Each outstanding option to acquire Predecessor’s common stock outstanding immediately prior to the Merger vested (if unvested) and was cancelled in exchange for the right to receive cash for the excess of $15 per share over the per share exercise price of the option.

•	Successor received $176,010 in equity contributions and became a wholly-owned subsidiary of Technologies.

•	Successor entered into an amended asset-backed credit facility (the “Working Capital Facility”) to provide for borrowings not to exceed $60,000 (including up to $10,000 for letters of credit) of borrowings, subject to the borrowing base capacity of certain customer receivables and inventories.

•	Successor issued $260,000 aggregate principal amount of 9% Senior Secured Notes due 2017. The Senior Secured Notes are guaranteed on a secured basis by substantially all of the Company’s current and future assets.

•	A notice of redemption was issued on December 3, 2010 for the $172,327 outstanding aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2014, and the Company irrevocably deposited $183,672 with the Trustee to redeem the Senior Subordinated Notes at 101.542% and pay the related accrued interest due on February 1, 2011.

The following unaudited pro forma condensed consolidated statement of operations has been developed by applying pro forma adjustments to the historical audited consolidated financial statements of the Company appearing elsewhere in this document. The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions as if they occurred on January 1, 2010. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated statement of operations. The balance sheet of the Successor Company has been reflected in Thermadyne Holdings Corporation’s audited December 31, 2010 balance sheet included in this prospectus, and, accordingly, as provided by Regulation S-X Article 11, the presentation of a pro forma condensed balance sheet is not included in this prospectus.

The unaudited pro forma adjustments and allocation of the excess acquisition purchase price over the net assets acquired to intangible assets, goodwill and other assets are based on management’s best estimate of the fair value of intangible and other assets acquired. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As of the date of this prospectus, we have not completed the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of purchase price. The preliminary allocation of purchase price to the assets and liabilities as of December 3, 2010 has been determined by management with the assistance of an externally prepared valuation study of inventories, property, plant and equipment, intangible assets, goodwill, and capital and operating leases, and is presented below. The allocation of the purchase price is subject to change based on the completion of such study and the determination of other facts impacting fair value estimates. The adjustments, if any, arising out of the finalization of the allocation of the purchase price will not impact cash flow. However, such adjustments could result in material increases or decreases to depreciation and amortization, and to earnings before interest expense, income taxes and net income. We are continuing to evaluate our purchase price allocations and the related appraisal work of the asset appraisal firm. We expect to finalize the purchase price allocation prior to the end of calendar year 2011. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma transaction adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only. The unaudited pro forma condensed consolidated statement of operations does not purport to represent what our actual consolidated results of operations would have been had the Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All pro forma transaction adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statement of operations.

Thermadyne Holdings Corporation

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Combined Period (Twelve Months) ended December 31, 2010

	Historical
	Predecessor	Successor			Pro
	January 1 to	December 3	Pro Forma		Forma 2010
	December 2,	to December	Transaction		Combined
	2010	31, 2010	Adjustments		Period
	(dollars in thousands)
Net sales	$387,238	$28,663	$0		$415,901
			4,548	(a)
			(1,672	)(b)
Cost of goods sold	256,948	21,910	615	(c)	282,349

Gross margin	130,290	6,753	(3,491)		133,552
			(16,753	)(d)
			1,330	(a)
Selling, general and administrative expenses	90,142	19,044	1,379	(e)	95,142
Amortization of intangibles	2,515	531	3,769	(f)	6,815

Operating income (loss)	37,633	(12,822)	6,784		31,595
Other income (expenses):
Interest	(20,525)	(2,273)	(3,034	)(g)	(25,832)
Amortization of deferred financing costs	(918)	(170)	(706	)(h)	(1,794)
Gain (loss) on debt extinguishment	(1,867)	0	1,867	(i)	0

Income (loss) from continuing operations before income tax provision	14,323	(15,265)	4,911		3,969
Income tax provision (benefit)	8,187	(585)	(193	)(j)	7,409

Income from continuing operations	$6,136	$(14,680)	$5,104		$(3,440)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Combined Period (Twelve Months) Ended December 31, 2010
(dollars in thousands)

(a)	Depreciation expense increase resulted from the $29,130 step-up of property, plant and equipment to their estimated fair values at the Merger date, and estimated useful lives assigned to property, plant and equipment at the closing date of the Merger. Depreciation expense was calculated for the Pro Forma period based on the property, plant and equipment at fair value (as of the Merger date)

being depreciated on a straight-line basis over periods of ten to twenty-five years for buildings and improvements, three to ten years for machinery and equipment, and capital leases over the lesser of the lease term or the underlying asset’s useful life.

(b)	Inventories were adjusted to their estimated fair values at the closing date of the Merger. During the Successor Period of December 3, 2010 to December 31, 2010, a portion of these foreign based inventories accounted for using the FIFO method were sold and, accordingly, the excess of appraised values of these inventories over cost was expensed. (The U.S. locations record their inventories on the LIFO basis and accordingly there was no adjustment for these locations.)

(c)	The Predecessor experienced changes in inventory levels that resulted in adjustments to the recorded LIFO reserve and cost of goods sold which are eliminated.

(d)	Eliminates transaction related costs recognized in our historical operating results due to their non-recurring nature. This adjustment does not include the IPC advisory fee of $121. See Note 3—Acquisition, to the audited financial statements.

(e)	The Successor pays an advisory fee to Irving Place Capital for certain financial, strategic, advisory and consulting services pursuant to an agreement with IPC. The annual advisory fee is the greater of $1,500 or 2.5% of EBITDA (as defined). The adjustment reflects the annual advisory fee less $121 of advisory fee recorded from December 3, 2010 to December 31, 2010. See Note 18-Certain Relationships and Transactions, to the audited financial statements.

(f)	Intellectual property bundles (which include patents) and customer relationship intangible assets were adjusted to fair value at the closing date of the Merger and useful lives were estimated. Amortization expense is adjusted to reflect the amortization of intellectual property bundles ($81,380 at the Merger date) and customer relationship intangible assets ($54,920 at the Merger date) using the straight-line method over their estimated useful lives of 20 years for the Pro Forma period, less Predecessor amortization expense for intangible assets of $3,046 for the period January 1, 2010 to December 2, 2010.

(g)	Reflects pro forma interest expense resulting from the new indebtedness calculated as follows:

Interest expense on the outstanding $260,000 Senior Secured Notes at 9% interest less $1,820 accrued for the period December 3, 2010 to December 31, 2010	$21,580
Less net interest expense on Senior Subordinated Notes due 2014, at 9 1/4% plus Special Interest	(17,833)
Less amortization of terminated interest rate swap agreement	428
Less interest expense on Second Lien Facility	(1,347)
Plus interest expense on portion of Second Lien Facility balance assumed to be refinanced through the new Working Capital Facility	206

Net adjustment to interest expense	$3,034

The pro forma calculations above reflect that proceeds from the $260,000 Senior Secured Notes due 2017 issued as part of the Transactions were used to redeem the Senior Subordinated Notes due 2014. In addition, $5,829 of principal on the Second Lien Facility was assumed to be retired for the six month period ended June 30, 2010 based on the Company’s cash flows analysis, with the remaining balance refinanced through the new Working Capital Facility for the period January 1, 2010 to June 30, 2010. Accordingly, the above analysis eliminates the entire amount of interest costs related to the Senior Subordinated Notes due 2014 for the twelve month period, as well as the interest related to the Second Lien Facility debt for six months. The Second Lien was paid off on June 30, 2010. The above adjustment also eliminates the amortization of the terminated swap. The terminated swap deferred credit was eliminated in Acquisition accounting. Based on the new Working Capital Facility agreement, the interest rate for the six month period ended June 30, 2010 was approximately 3.25%, and the interest expense was $206. The audited financial statements included in this prospectus discuss the interest rates on the above debt instruments, including the Special Interest on the Senior Subordinated Notes due 2014, and also provide further information on the terminated swap arrangement. See Note 9—Debt and Capital Lease Obligations to the audited financial statements.

(h)	Amortization of deferred financing costs increased as follows:

Amortization of deferred financing costs related to the Senior Secured Notes due 2017	$1,491
Less amortization of deferred financing costs related to the Senior Subordinated Notes due 2014	(604)
Amortization of deferred financing costs related to the Working Capital Facility	303
Less amortization of the prior working capital facility	(443)
Less amortization expense related to the Second Lien Facility	(41)

Net adjustment to amortization of deferred financing costs	$706

The above adjustment eliminates all of the amortization of deferred financing costs on the Senior Subordinated Notes due 2014, the prior working capital facility, and the Second Lien facility. The deferred financing costs on the Senior Secured Notes due 2017 and the new Working Capital Facility are being amortized on an effective interest method over the term of the respective agreement.

(i)	Eliminates the loss on debt extinguishment recorded in June 2010 upon voluntary repayment of Second Lien Facility.

(j)	To the extent the previously detailed adjustments to the statement of operations affected “Income (loss) from continuing operations before income tax provision,” the provision for income tax for the period also needed to be adjusted. The Company prepares a tax provision model which calculates a tax provision expense for its financial statements by breaking down pretax income by country and taxing jurisdiction, projecting tax/book differences, applying the relevant tax rates and credits for each jurisdiction, and adding discrete adjustments as necessary. For the Predecessor Period (January 1 to December 2, 2010), based on the mix of factors and tax rates for each taxing jurisdiction, the effective tax rate for the Company was approximately 57%. For the Pro Forma 2010 Combined Period, the Company modified its tax provision model for the adjustments listed above, which produced a newly calculated Tax Provision based on the pro forma amounts. The effective tax rate for the Pro Forma 2010 Combined Period was approximately 187%. The increase in the effective tax rate for the Pro Forma 2010 Combined Period is due mainly to the effect of tax and book differences resulting from the Merger.

The following table summarizes the acquisition costs, including professional fees and other related costs, and the assets acquired and liabilities assumed, based on their fair values:

At December 3, 2010:
Purchase price of outstanding equity (cash payments for Predecessor common shares, restricted stock and options at $15 per share)		$213,926

Acquisition related costs:
Included in selling, general and administrative expenses:
December 3 through December 31, 2010 (including $121 of IPC advisory fee)		$12,111	(a)
January 1 through December 2, 2010		4,763	(a)
Deferred to balance sheet, to be amortized over life of related debt:
Deferred debt issuance fees		14,723

Total acquisition related costs		$31,597

Allocation of purchase price:
Total current assets		$187,147	(b)
Property, plant and equipment		75,250
Intangible assets:
Corporate trademarks	$19,079
Intellectual property bundles	81,380
Customer relationships	54,920

Total intangibles		155,379	(c)
Goodwill		164,678
Other assets including deferred tax asset of $414		1,273

Total assets acquired		$583,727

Total current liabilities excluding current portion of debt and deferred tax liability		$84,831	(d)
Senior subordinated notes due 2014, including call premium		177,066
Working capital facility due 2012		3,347
Capital leases		8,345
Deferred tax liability		81,173
Other long-term liabilities		15,039

Total liabilities assumed		369,801

Net assets acquired		$213,926

(a)	Transaction related expenditures for legal and professional services were reported as selling, general and administrative expenses with $12,111 recorded in the Successor Period ended December 31, 2010 and $4,763 in the selling general and administrative expenses in the Predecessor Period ended December 2, 2010. The summation of Acquisition related costs from December 3 through December 31, 2010 including $121 of IPC advisory fees ($12,111) and from January 1 through December 2, 2010 ($4,763) is $16,874. The summation of these two amounts excluding the IPC advisory fee of $121 is $16,753 and is referenced in note (d) in the “Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Combined Period (Twelve Months) Ended December 31, 2010” above.

(b)	Total current assets includes cash of $20,772, accounts receivable of $67,756, inventories of $88,869, and deferred tax assets of $2,863.

(c)	Goodwill of $164,678 arising from the Acquisition represents the excess of the purchase price over specifically identified tangible and intangible assets, and is primarily attributable to the growth potential of the Company. The Company has one operating segment and thus one unit of reporting for goodwill. Approximately $2,124 of the amounts recorded for intangibles are deductible for tax purposes.

(d)	Total current liabilities excluding current portion of debt and deferred tax liability includes accounts payable of $30,962 and accrued liabilities of $44,144.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth certain selected historical consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and other financial data for the fiscal years ended December 31, 2008 and December 31, 2009, for the periods from January 1, 2010 through December 2, 2010 and from December 3, 2010 through December 31, 2010, and for the fiscal quarter ended March 31, 2011 and the consolidated balance sheet data as of December 31, 2009 and 2010, and March 31, 2011, were derived from our audited and unaudited consolidated financial statements included in this prospectus. Consolidated statements of operations data for the fiscal years ended December 31, 2006 and December 31, 2007 and consolidated balance sheet data at December 31, 2006, 2007 and 2008 were derived from our audited financial statements, which are not included herein.

The selected historical consolidated financial data set forth do not give pro forma effect to the Transactions and should be read in conjunction with “Prospectus Summary — Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each of which is contained elsewhere in this prospectus.

	Predecessor					Successor
					January 1, 2010	December 3, 2010	Three Months
	Fiscal Year Ended December 31,				through	through	Ended
	2006	2007	2008	2009	December 2, 2010	December 31, 2010	March 31, 2011
	(dollars in thousands)
Consolidated Statements of Operations Data:
Net sales	$445,727	$493,975	$516,908	$347,655	$387,238	$28,663	$116,497
Cost of goods sold(1)	316,397	341,116	359,409	245,043	256,948	21,910	83,271

Gross margin	129,330	152,859	157,499	102,612	130,290	6,753	33,226
Selling, general and administrative expenses(1)	96,463	105,626	110,890	80,239	90,142	19,044	24,830
Amortization of intangibles	2,894	2,921	2,675	2,693	2,515	531	1,704

Operating income (loss)	29,973	44,312	43,934	19,680	37,633	(12,822)	6,692
Other income (expenses):
Interest, net	(26,512)	(26,799)	(20,304)	(20,850)	(20,525)	(2,273))	(6,297)
Amortization of deferred financing costs	(1,344)	(1,444)	(938)	(1,052)	(918)	(170)	(371)
Settlement of retiree medical obligations	—	—	—	5,863	—	—
Loss on debt extinguishment	—	—	—	—	(1,867)	—
Other	(44)	82	(80)	147	—	—

Income (loss) from continuing operations before income tax provisions and discontinued operations	2,073	16,151	22,612	3,788	14,323	(15,265)	24
Income tax provision (benefit)	(405)	5,515	12,089	2,657	8,187	(585)	75

Income (loss) from continuing operations	2,478	10,636	10,523	1,131	6,136	(14,680)	(51)
Income (loss) from discontinued operations, net of tax	(25,525)	(1,971)	185	3,051	—	—

Net income (loss)	$(23,047)	$8,665	$10,708	$4,182	$6,136	$(14,680)	$(51)

	Predecessor									Successor
								January 1, 2010		December 3, 2010	Three Months
	Fiscal Year Ended December 31,							through		through	Ended
	2006		2007		2008		2009	December 2, 2010		December 31, 2010	March 31, 2011
	(dollars in thousands)
Statements of Cash Flow Data:
Net cash (used in) provided by operating activities(1)	$(14,413)		$24,622		$18,390		$21,504	$45,128		$(7,657)	$777
Net cash (used in) provided by investing activities	5,959		1,938		(16,926)		(8,056)	(6,840)		(2,037)	(4,250)
Net cash (used in) provided by financing activities(1)	6,212		(22,455)		(4,515)		(12,227)	(32,836)		(10,852)	6,837
Capital expenditures	8,499		11,358		12,776		7,695	6,499		1,849	4,158
Depreciation and amortization	15,784		13,117		12,365		12,962	12,667		1,986	6,161
Consolidated Balance Sheets Data:
Cash and cash equivalents	$11,310		$16,159		$11,916		$14,886			$22,399	$26,015
Trusteed assets	—		—		—		—			183,685
Accounts receivable, less allowance for doubtful accounts	78,996		83,852		72,044		56,589			65,641	72,535
Inventories	97,141		90,961		102,479		74,381			85,440	88,080
Total assets	518,947		497,427		494,369		454,945			780,085	615,865
Total debt(2)	256,996		234,578		234,045		217,024			442,866	266,160
Total stockholders’ equity	103,504		122,084		118,303		127,792			163,404	166,154
Other Data:
Ratio of earnings to fixed charges(3)	1.1	x	1.5	x	1.9	x	1.2 x	1.6	x	N/A (4)	1.0x
Pro forma ratio of earnings to fixed charges(3)										1.1 x

(1)	The costs of certain purchasing functions previously included in selling, general, and administrative expenses in the statements of operations have been reclassified to cost of goods sold for all periods presented in the amounts of $93 for the period from December 3, 2010 through December 31, 2010, $1,566 for the period from January 1, 2010 through December 2, 2010, and $1,182, $1,554, $1,494 and $1,345 for the years ended December 31, 2009, 2008, 2007 and 2006, respectively. Stock compensation expenses (gains) previously classified as a financing activity in the statements of cash flows have been reclassified to operating activities for all periods presented in the amounts of $25 for the period from December 3, 2010 through December 31, 2010, $682 for the period from January 1, 2010 through December 2, 2010, and $(579), $1,362, $1,609 and $1,053 for the years ended December 31, 2009, 2008, 2007 and 2006, respectively.

(2)	Total debt at December 31, 2010 includes the Senior Subordinated Notes due 2014, which were redeemed with the use of the trusteed assets on February 1, 2011.

(3)	For purposes of calculating the ratio of earnings to fixed charges and the pro forma earnings to fixed charges, earnings represents the sum of income from continuing operations before income tax provisions and discontinued operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that management believes is representative of the interest component of rent expense.

(4)	Earnings were inadequate to cover fixed charges for the twelve months ended December 31, 2009 by $0.9 million, and for the period from December 3, 2010 to December 31, 2010 by $15.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading global designer and manufacturer of gas and arc cutting and welding products, including equipment, accessories and consumables. Our products are used by manufacturing, construction, fabrication and foundry operations to cut, join and reinforce steel, aluminum and other metals. We design, manufacture and sell products in five principal categories: (1) gas equipment; (2) plasma power supplies, torches and consumable parts; (3) welding equipment; (4) arc accessories, including torches, guns, consumable parts and accessories; and (5) filler metals. We operate our business in one reportable segment.

Demand for our products is highly cyclical because many of the end users of our products are themselves in highly cyclical industries, such as commercial construction, steel shipbuilding, petrochemical construction and general manufacturing. The demand for our products and, therefore, our results of operations are directly related to the level of production in these end-user industries. During the fourth quarter of 2008 and throughout much of 2009, we experienced declining demand from our customers as global economic conditions slowed and steel production, in particular, declined substantially, causing our 2009 sales to decline 33% as compared to 2008. Throughout 2010, we experienced a modest recovery of demand from our customers, with sales increasing approximately 16% excluding impacts from foreign currency as compared to 2009. It is uncertain as to the pace at which our sector of the economy will continue to recover.

The availability and the cost of the components of our manufacturing processes, and particularly raw materials, are key determinants in achieving future success in the marketplace and profitability. The principal raw materials we use in manufacturing our products are copper, brass, steel and plastic, which are widely available. Certain other raw materials used in our hardfacing products, such as cobalt and chromium, are available primarily from sources outside the United States. Historically, we have been able to obtain adequate supplies of raw materials at acceptable prices but with increasing volatility. During the first six months of 2009, most commodity costs declined dramatically in the global marketplace, while in the second half of 2009, many commodity costs increased but not to the levels seen prior to 2009. Material cost increases continued in 2010, particularly in the second half of the year. To maintain our profit margins, we have redesigned the material content of selected products and continued to reduce our overhead and labor costs by improving our operational efficiency, relocating jobs, consolidating our manufacturing operations and outsourcing production of certain components and products. We have increased and continue to selectively increase our selling prices.

Our operating profit is also affected by the mix of the products we sell, as margins are generally higher on torches and guns and their replacement parts, as compared to power supplies and filler metals.

We sell our products domestically primarily through industrial welding distributors and wholesalers. Internationally, we sell our products through our sales force, independent distributors and wholesalers.

For the year ended December 31, 2010, approximately 54% of our sales were made to customers in the U.S. Approximately one-half of our international sales are U.S. export sales and are denominated in U.S. dollars. The U.S. dollar exchange rate has been volatile but generally weakened relative to foreign currencies during 2009 and 2010. The weakening of the U.S. dollar increases our international sales as translated into U.S. dollars and also may serve to increase our export sales. This weakening of the U.S. dollar generally is increasing the cost of certain commodities such as copper and brass and certain manufacturing costs in our U.S. manufacturing operations, while decreasing the manufacturing materials in certain of our foreign locations. Similarly, the strengthening of the U.S. dollar against other currencies may have the opposite effects on our international and export sales and the cost of certain of our manufacturing materials.

On December 3, 2010 (the closing date of the merger or the “Acquisition date”), pursuant to an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”), Razor Merger Sub Inc. (“Merger Sub”), a newly formed Delaware corporation, merged with and into Thermadyne, with Thermadyne surviving as a direct, wholly-owned subsidiary of Razor Holdco Inc., a Delaware corporation (the “Merger” or the “Acquisition”). Razor Holdco Inc. was renamed Thermadyne Technologies Holdings, Inc. (“Technologies”). Technologies’ sole asset is its 100% ownership of the stock of Thermadyne. Affiliates of Irving Place Capital (“IPC”), a private equity firm based in New York focused on making equity investments in middle-market companies, along with its co-investors, hold approximately 99% of the outstanding equity of Technologies, and certain members of Thermadyne management hold the remaining equity capital.

The Acquisition is being accounted for in accordance with United States accounting guidance for business combinations and, accordingly, the assets acquired and liabilities assumed, excluding deferred income taxes, were recorded at fair value as of December 3, 2010.

Although Thermadyne continued as the same legal entity after the Acquisition, the application of push down accounting represents the termination of the old accounting entity and the creation of a new one. In addition, the basis of presentation is not consistent between the successor and predecessor entities and the financial statements are not presented on a comparable basis. As a result, the accompanying consolidated statements of operations, cash flows, and stockholders’ equity are presented for two periods: Predecessor and Successor, which related to the period preceding the Acquisition (prior to December 3, 2010), and the period succeeding the Acquisition, respectively.

For purposes of management’s discussion and analysis of the financial condition and results of operations, we believe that a presentation of our results of operations and liquidity based on our Pro Forma 2010 Combined Period provides investors and other readers with a more meaningful perspective of our ongoing financial and operational performance and trends, and facilitates more meaningful comparisons of our annual financial performance than a presentation of such information for two separate historical periods for 2010. We believe that the results of operations of the Predecessor and Successor are not comparable due to the change in basis resulting from the Acquisition, reflecting adjustments to fair values of assets and liabilities at the Acquisition Date, and do not separately lend themselves to comparisons to prior twelve month periods ending December 31, 2009 and 2008. While we believe that the pro forma presentation is more helpful to investors than separate discussions of results of operations and liquidity of the Predecessor and the Successor, we also present a discussion of results of operations and sources and uses of cash on a historical (non-combined) basis.

Recent Developments

Consistent with our Total Cost Productivity, or TCP, program to lower costs and improve efficiency, we recently announced our decision to relocate the manufacturing operations of Thermal Dynamics, our wholly owned subsidiary and manufacturer of plasma cutting and welding equipment located in West Lebanon, New Hampshire, to our facilities in Denton, Texas, and Hermosillo, Mexico. We expect to have substantially completed these relocation activities by December 31, 2011. This action is expected to eliminate approximately 100 positions at the West Lebanon location. Engineering, technical services and returned goods functions and a small assembly operation will remain at that location. See “— Restructuring and Other Charges,” below.

Key Indicators

Key economic measures relevant to our business include steel consumption, industrial production trends and purchasing manager indices. Industries that we believe provide a reasonable indication of demand for our products include industrial manufacturing, construction and transportation, railcar manufacturing, oil and gas exploration, metal fabrication and farm machinery, shipbuilding, and railcar manufacturing. The trends in these industries provide important data to us in forecasting our business. Indicators with a more direct relationship to our business that might provide a forward-looking view of market conditions and demand for our products are not available.

Key performance measurements we use to manage the business include orders, sales, commodity cost trends, operating expenses and efficiencies, inventory levels and fill-rates. The timing of these measurements varies but may be daily, weekly and monthly depending on the need for management information and the availability of data.

Key financial measurements we use to evaluate the results of our business as well as the operations of our individual units include customer order levels and mix, sales order profitability, production volumes and variances, selling, general and administrative expense leverage, earnings before interest, taxes, depreciation and amortization, operating cash flows, capital expenditures and working capital. We define controllable working capital as accounts receivable, inventory, and accounts payable. We review these measurements monthly, quarterly and annually and compare them over historical periods, as well as with objectives that are established by management and approved by our Board of Directors.

Discontinued Operations

In 2007, the Company committed to dispose of its Brazilian manufacturing operations. During 2009, the building and land associated with our former Brazilian operations were sold and the liability amounts recorded for tax matters, employee severance obligations and other estimated liabilities were increased. As of December 31, 2010, the remaining accrued liabilities from the discontinued Brazilian operations were $1.6 million, and are primarily associated with tax matters for which the timing of resolution is uncertain. The remaining liabilities have been classified our financial statements within Accrued and Other Liabilities. Also in 2009, we collected the note received in conjunction with the 2006 sale of our South African operations, and we recorded a gain of $1.9 million in discontinued operations and $0.5 million of interest income in continuing operations related to this transaction. Further details of the discontinued operations are provided in Note 4 — Discontinued Operations in our consolidated financial statements.

Results of Operations

The results of operations set forth in the Consolidated Statement of Operations have been adjusted to reflect the impact of discontinued operations. See Note 4 — Discontinued Operations in our consolidated financial statements.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

All references to the first quarter of 2011 relate to the three months ended March 31, 2011 of the Successor. All references to the first quarter of 2010 relate to the three months ended March 31, 2010 of the Predecessor. We believe that the discussion of the operational results of our Successor and Predecessor Periods, while on different bases of accounting related to the application of purchase accounting, is appropriate as we highlight changes to operational results as well as purchase accounting related items.

The following is a discussion of the results of continuing operations for the three months ended March 31, 2011 and 2010.

Net sales

	Predecessor	Successor
	Three Months Ended March 31,
	2010	2011	% Change
	(Dollars in thousands)
Net sales summary:
U.S.	$52,623	$66,098	25.6%
International	43,994	50,399	14.6%

Consolidated	$96,617	$116,497	20.6%

Net sales for the three months ended March 31, 2011 increased $19.9 million as compared to the same period in 2010 with approximately $17.1 million related to increased volumes and $2.8 million attributable to foreign currency translation.

Gross margin

	Predecessor	Successor
	Three Months Ended March 31,
	2010	2011	% Change
	(Dollars in thousands)
Gross margin	$32,040	$33,226	3.7%
Gross margin as a percent of net sales	33.2%	28.5%

For the three months ended March 31, 2011, gross margin as a percent of net sales decreased as compared to the same period in 2010. In the first quarter of 2011, the Company recorded a $3.3 million charge to cost of sales related to fair value purchase accounting adjustments for inventory sold during the period. Under its use of the last-in first-out (“LIFO”) inventory method, the Company recorded a $1.0 million charge to cost of sales in the first three months of 2011 resulting from expected inflation in 2011. In 2010, the Company recorded a $0.1 million charge to cost of sales under its use of LIFO inventory method. Also, in the first quarter of 2011, the Company recorded $1.1 million of additional depreciation in cost of sales as compared to the same period in 2010 which relates to the fair value purchase accounting adjustment to plant and equipment.

Selling, general and administrative expenses

	Predecessor	Successor
	Three Months Ended March 31,
	2010	2011	% Change
	(Dollars in thousands)
Selling, general and administrative (“SG&A”) expenses	$21,422	$24,830	15.9%
SG&A as a percent of net sales	22.2%	21.3%

For the three months ended March 31, 2011, selling, general, and administrative expenses increased $3.4 million over the comparable period of 2010. SG&A expenses for the three months ended March 31, 2011 include $1.2 million of increased sales commissions and performance-based incentive compensation, and $1.4 million of increased salaries and benefits as compared to the same period of 2010. SG&A expenses in the first quarter of 2011 also reflect an increase of $0.5 million due to changes in foreign exchange rates when compared to the first quarter of 2010.

Interest, net

	Predecessor	Successor
	Three Months Ended March 31,
	2010	2011	% Change
	(Dollars in thousands)
Interest, net	$6,336	$6,297	(0.6%)

Interest expense for the three months ended March 31, 2011 and 2010 was $6.3 million. The increase in average debt was offset by a decrease in the interest rate associated with long-term debt obligations.

Income tax provision

	Predecessor	Successor
	Three Months Ended March 31,
	2010	2011	% Change
	(Dollars in thousands)
Income tax provision (benefit)	$1,045	$75	(92.8)%
Percent of income before tax	31%	313%

The tax provision for 2011 is estimated to approximate 70% for the year. The forecasted pretax consolidated earnings reflect foreign earnings which are offset by U.S. based losses. The U.S. based losses do not provide current tax benefits relative to the tax expense of the foreign based earnings. In addition, the tax provision effective rate is increased by unused foreign losses and miscellaneous items.

2010 Compared to 2009

Our accounting for the Acquisition follows the requirements of SAB No. 54 and Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” which require that the purchase accounting treatment of the Acquisition be “pushed down,” resulting in the adjustment of all of our net assets to their respective fair values as of the Acquisition date of December 3, 2010. Although we continued as the same legal entity after the Acquisition, the application of push down accounting represents the termination of the old reporting entity and the creation of a new reporting entity. Accordingly, the two entities are not presented on a consistent basis of accounting. As a result, our consolidated financial statements for 2010 are presented for the period and the entity succeeding the Acquisition (“Successor”) and the period and entity preceding the Acquisition (“Predecessor”). In addition to presenting our results of operations on a historical basis for the Predecessor and Successor periods in 2010, we have presented a supplemental discussion of the results of our operations based upon pro forma information derived from our Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year 2010 as if the Transactions occurred on January 1, 2010. We provide this supplemental presentation based on our pro forma results to assist in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this supplemental pro forma presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations in 2010, as compared to 2009, than a presentation of separate historical results for the Predecessor and Successor Periods, as it allows us to highlight operational changes as well as purchase accounting related items over the combined period. The pro forma results may not reflect the actual results we would have achieved had the Acquisition not occurred and may not be predictive of future results of operations.

2010 Predecessor Period (January 1, 2010 to December 2, 2010)

Net sales for the 2010 Predecessor Period were $387.2 million. Gross margin for the 2010 Predecessor Period was $130.3 million, or 33.6% of net sales. Included in cost of sales for this period was an approximate $1.3 million charge for settlement of U.S. customs duties and related legal expenses associated with manufacturing activities of prior periods.

SG&A expenses for the 2010 Predecessor Period were $90.1 million, or 23.3% of net sales, and included $4.8 million of Acquisition expenses.

Interest expense for the 2010 Predecessor Period was $20.5 million, which included interest and special interest adjustments on the Senior Subordinated Notes due 2014, our second lien indebtedness and various other debt. In the second quarter of 2010, the Company repaid $25 million of second lien indebtedness and recorded a loss on debt extinguishment of $1.9 million, consisting of the pay-off of unamortized original issue discount of $1.5 million, the write-off of unamortized deferred financing fees of $0.3 million, and prepayment fees of $0.1 million.

An income tax provision of $8.2 million was recorded on pretax income of $14.3 million for the 2010 Predecessor Period. The tax provision is increased by deferred U.S. income tax expenses recorded on certain foreign earnings in addition to the foreign taxes payable currently on those earnings. The tax provision is also adversely impacted by certain non-deductible Acquisition expenses. The currently payable income tax provision relates primarily to earnings in foreign countries. Operating loss carryovers offset substantially all U.S. income taxes currently payable.

2010 Successor Period (December 3, 2010 to December 31, 2010)

Net sales for the 2010 Successor Period were $28.7 million. Gross margin for the 2010 Successor Period was $6.8 million, or 23.6% of net sales. Included in cost of sales for the 2010 Successor Period is an approximate $1.7 million charge to cost of sales related to the roll-out portion of the fair value adjustment of inventories recorded under the first-in, first-out inventory method in conjunction with accounting for the Acquisition. In addition, incremental depreciation of approximately $0.4 million was charged to cost of goods sold due to the revaluation of manufacturing assets to fair value as a result of the Merger.

SG&A expenses for the 2010 Successor Period were $19.0 million, or 66.4% of net sales, and included $12.0 million of Acquisition expenses. In addition, incremental depreciation of approximately $0.1 million was charged to SG&A expense due to the revaluation of assets to fair value as a result of the Merger.

Amortization of intangibles for the 2010 Successor Period was $0.5 million. Amortization of intangibles increased from prior monthly periods by approximately $0.3 million due to the revaluation of intangible assets as a result of the Merger.

Interest expense for the 2010 Successor Period was $2.3 million, which included interest on the Senior Secured Notes due 2017, the Senior Subordinated Notes due 2014, which were defeased, and various other debt. Interest in the 2010 Successor Period increased from prior monthly periods by approximately $0.4 million due to the increase in our indebtedness with the issuance of $260 million aggregate principal amount of Senior Secured Notes due 2017, which we issued on December 3, 2010, as compared to $172.3 million of outstanding principal amount of Senior Subordinated Notes due 2014, which were defeased on December 3, 2010.

Amortization of deferred financing fees for the 2010 Successor Period was $0.2 million. Amortization of deferred financing fees increased from prior monthly periods by approximately $0.1 million due to the increase in deferred financing fees related to the new Senior Secured Notes due 2017 and the new Working Capital Facility.

An income tax benefit of $0.6 million was recorded on pretax loss of $15.3 million for the 2010 Successor Period. The tax provision was increased by deferred U.S. income tax expenses recorded on certain foreign earnings in addition to the foreign taxes payable currently on those earnings. The tax provision was also adversely impacted by certain non-deductible Acquisition expenses. The currently payable income tax provision related primarily to earnings in foreign countries. Operating loss carryovers offset substantially all U.S. income taxes currently payable.

Pro Forma Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales for the pro forma year ended December 31, 2010 (“pro forma 2010”) were $415.9 million, which was a 19.6% increase from net sales of $347.7 million in the twelve months ended December 31, 2009. U.S. sales were $224.3 million for pro forma 2010, compared to $193.5 million for 2009, which is an increase of 15.5%. International sales were $192.5 million for pro forma 2010, compared to $154.2 million for 2009, or an increase of 24.8%. The increase in net sales for pro forma 2010 resulted from approximately $69 million in volume increases and $12 million in foreign currency translation, offset by approximately $13 million of price declines in certain international markets with strengthening currencies.

Gross margin for pro forma 2010 was $133.6 million, or 32.1% of net sales, compared to $102.6 million, or 29.5% of net sales, for 2009. The increase in the gross margin percentage in 2010 reflects improved manufacturing cost efficiencies as production volumes in 2010 increased from the severely depressed levels of 2009. The 2009 cost of sales also reflected certain high cost materials purchased under commitments established prior to the severe economic downturn that commenced in late 2008 and continued throughout 2009. Pro forma 2010 includes charges to cost of sales of $1.3 million for settlement of U.S. customs duties and related legal expenses associated with manufacturing activities of prior periods. In 2009, under its use of the LIFO inventory accounting method, the Company recorded a $4.3 million credit to cost of sales resulting from material cost declines and a liquidation of prior year LIFO costs which resulted in approximately $1 million of the credit to cost of sales.

SG&A expenses were $93.6 million, or 22.5% of net sales, for pro forma 2010, as compared to $80.2 million, or 23.1% of net sales, for 2009. SG&A expenses in 2010 included approximately $8 million of additional bonus and stock compensation due to improved financial performance, and approximately $3 million of increased commissions due to increased sales volumes. SG&A expenses in 2009 included restructuring charges for severance expenses of $3.8 million, payable to employees who elected to participate in an early retirement program and amounts payable to manufacturing personnel placed on permanent lay-off status and to salaried employees whose positions were eliminated in connection with further organizational restructurings. SG&A expenses in 2009 also included a $1.1 million charge from the write-off of a Venezuelan-based customer receivable judged uncollectible and a $1.0 million charge for customs duties assessed on export sales by a foreign jurisdiction relative to prior years.

Interest expense for pro forma 2010 was $25.8 million, compared to $20.9 million for 2009. Interest expense increased in 2010 mainly due to the increase in our indebtedness with the issuance on December 3, 2010 of $260 million aggregate principal amount of Senior Secured Notes due 2017, which we issued on December 3, 2010, as compared to the $172.3 million of outstanding principal amount of Senior Subordinated Notes due 2014, which were defeased on December 3, 2010. In 2011, interest expense on the new debt will be 9% for the Senior Secured Notes and LIBOR plus 2.75% for the Working Capital Facility.

For 2009, other income includes $5.9 million as a result of a settlement gain relating to the termination of a majority of the Company’s health care plans for retired employees effective July 31, 2009.

An income tax provision of $7.4 million was recorded on pretax income of $4.0 million for pro forma 2010, compared to an income tax provision of $2.7 million on pretax income from continuing operations of $3.8 million for 2009. The tax provisions for 2010 and 2009 are increased by deferred U.S. income tax expenses recorded on certain foreign earnings in addition to the foreign taxes payable currently on those earnings. The 2010 tax provision is also increased by Acquisition related charges that are not deductible. The currently payable income tax provision for 2010 and 2009 relates primarily to earnings in foreign countries. Operating loss carryovers offset substantially all U.S. income taxes currently payable.

Discontinued operations reported net income of $3.1 million for the twelve months ended December 31, 2009. The income for discontinued operations primarily relates to the gain recorded for Brazil on the sale of building and land, net of charges to adjust the remaining liabilities, and collection of a note receivable in the amount of 30 million South African Rand associated with the sale of the South African business. The South African sale closed on May 25, 2007 with $13.8 million net cash received at closing along with a note due in May 2010 in the amount of 30 million South African Rand and bearing 14% interest payable. In April 2009, the note was settled and the Company recorded a gain of $1.9 million. The Company also recorded $0.5 million of interest income in continuing operations related to this transaction.

2009 Compared to 2008

Net sales from continuing operations for the year ended December 31, 2009 were $347.7 million, which was a 32.7% decrease from net sales of $516.9 million in 2008. U.S. sales were $194.3 million for 2009, compared to $295.2 million for 2008, which is a decrease of 34.2%. International sales were $153.4 million for 2009, compared to $221.7 million for 2008, or a decrease of 30.8%. The decrease in net sales for the year ended December 31, 2009 resulted from approximately $170 million in volume declines and $10 million in foreign currency translation offset by an approximately $11 million increase due to price increases.

Gross margin from continuing operations for the twelve months ended December 31, 2009 was $102.6 million, or 29.5% of net sales, compared to $157.5 million, or 30.5% of net sales, for the same period in 2008. In 2009, the Company experienced declines in raw material costs. Under its use of the LIFO inventory accounting method, the Company recorded a $4.3 million credit to cost of sales in the twelve months ended December 31, 2009. During 2008, the Company experienced increases in raw material costs and recorded a $4.1 million charge to cost of sales under its use of the LIFO inventory accounting method. In 2009, the Company reduced inventories resulting in a liquidation of LIFO inventory costs, which reduced cost of sales by approximately $1.0 million. Excluding the effects of LIFO, gross margin for the twelve months ended December 31, 2009 was $99.5 million, or 28.6% of net sales, decreasing from $163.1 million, or 31.6%, for the same period in 2008. The decrease in the 2009 gross margin percentage as compared to 2008, excluding LIFO effects, reflects the manufacturing cost inefficiencies arising from reduced production volumes throughout the year and the high raw material costs, particularly during the first three months of 2009. During

2009, these cost increases were offset in part by cost savings from productivity initiatives of an estimated $12 million under the Company’s Total Cost Productivity (TCP) initiative.

SG&A expenses were $80.2 million, or 23.1% of net sales, for the twelve months ended December 31, 2009, as compared to $110.9 million, or 21.5% of net sales, for the twelve months ended December 31, 2008. SG&A expenses in 2009 include restructuring charges for severance expenses of $3.8 million, payable to employees who elected to participate in an early retirement program and amounts payable to manufacturing personnel placed on permanent lay-off status and to salaried employees whose positions were eliminated in connection with further organizational restructurings. The 2008 SG&A expenses reflect organizational restructuring charges for severance expenses of $3.6 million payable to employees whose positions were eliminated in connection with cost reduction efforts in response to economic and market uncertainties. SG&A expenses in 2009 also include a $1.1 million charge from the write-off of a Venezuelan-based customer receivable judged uncollectible and a $1.0 million charge for customs duties assessed by a foreign jurisdiction relative to prior years. Performance-based incentive compensation costs for the year ended December 31, 2009 were $6.6 million less than the comparable 2008 period due to a decrease in sales.

Interest expense for the twelve months ended December 31, 2009 was $20.9 million as compared to $20.3 million for the twelve months ended December 31, 2008. The interest rate increased 80 basis points to an average effective interest rate of 10% for 2009 compared to 2008 due to the higher interest rate of our second lien indebtedness and the increase in the special interest adjustment to the Senior Subordinated Notes due 2014. The increased average interest rate was partially offset by the lower average indebtedness in 2009 of $210 million as compared to $220 million for 2008.

Other income for 2009 includes $5.9 million as a result of a settlement gain relating to the termination of a majority of the Company’s health care plans for retired employees effective July 31, 2009.

An income tax provision of $2.7 million was recorded on pretax income from continuing operations of $3.8 million for the twelve months ended December 31, 2009 versus an income tax provision of $12.1 million on pretax income from continuing operations of $22.6 million for 2008. For 2009, the effective income tax rate was 70% versus 53% in 2008. For 2009 and 2008, the incremental effective tax rate arises from the effect of deferred U.S. income tax expenses recorded on certain foreign earnings in addition to the foreign taxes payable currently on those earnings. The currently payable income tax provision for 2009 and 2008 relates primarily to earnings in foreign countries. Operating loss carryovers offset substantially all U.S. currently payable income taxes.

Discontinued operations reported net income of $3.1 million for the twelve months ended December 31, 2009 compared to net income of $0.2 million for the twelve months ended December 31, 2008. The change in results for discontinued operations primarily relates to the gain recorded for Brazil on the sale of building and land, net of charges to adjust the remaining liabilities, and collection of a note receivable associated with the sale of the South African business. The South African sale closed on May 25, 2007 with $13.8 million net cash received at closing along with a note due in May 2010 in the amount of 30 million South African Rand and bearing 14% interest payable. In April 2009, the note was settled and the Company recorded a gain of $1.9 million. The Company also recorded $0.5 million of interest income in continuing operations related to this transaction.

Restructuring and Other Charges

As of December 31, 2008, we accrued restructuring charges of $3.6 million for severance related expenses payable to approximately 120 salaried employees whose positions were eliminated in connection with cost reduction efforts in response to economic and market uncertainties. At that time, this initiative reduced the salaried work force approximately 14%. As a result, we reduced our annual compensation and benefit costs by approximately $7.5 million. The majority of the severance costs were paid in the first and second quarters of 2009.

In the first quarter of 2009, the Company offered a voluntary retirement program and accrued restructuring charges for $1.3 million in separation pay and COBRA benefits payable under the program. Approximately

50 employees elected to participate. As a result, the Company reduced its annual compensation and benefit costs by approximately $3.1 million. The amounts were substantially paid through August 2009.

Subsequent to the first quarter of 2009, the Company recorded additional restructuring charges of $2.4 million for severance expenses. The charges relate to manufacturing personnel placed on permanent lay-off status, salaried positions eliminated in connection with further organizational restructurings and additional personnel electing to participate in the voluntary retirement program initiated in the first quarter. These actions affected approximately 237 employees, 225 of whom were placed on permanent lay-off or had their positions eliminated and 12 of whom participated in the early retirement program. As a result, the Company reduced its annual compensation and benefit costs by approximately $5.5 million.

In connection with our recently announced decision to relocate our New Hampshire manufacturing operations to our Texas and Mexico facilities, we expect to record pre-tax charges of approximately $7 million to $8 million. These charges include up to $5 million for employee termination, retention and relocation benefits and up to $3 million in asset relocation and other associated costs. We expect to incur cash expenditures for substantially all of the charges through early 2012.

Recent Accounting Pronouncements

The Company has determined that all recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

Liquidity and Capital Resources

Our principal uses of cash are working capital needs, capital expenditures and debt service obligations. We expect that these ongoing requirements will be funded from operating cash flow and periodic borrowings under the Working Capital Facility, which was amended in December 2010 and matures in December 2015, as discussed below.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

The Company’s cash flows from continuing operations from operating, investing and financing activities for the three months ended March 31, 2010 and 2011, as reflected in the Condensed Consolidated Statements of Cash Flows, are summarized in the following table:

	Predecessor	Successor
	Three Months Ended
	March 31,
	2010	2011
	(Dollars in thousands)
Net cash provided by (used in) continuing operations:
Operating activities	$18,631	$777
Investing activities	(1,717)	(4,250)
Financing activities	(9,643)	6,837
Effect of exchange rates	195	252

Cash provided by continuing operations	$7,466	$3,616

Operating Activities.  Cash provided by operating activities for the first three months of 2011 was $0.8 million compared to the $18.6 million of cash provided during the same period in 2010. The change in operating assets and liabilities required $3.6 million of cash during the three months ended March 31, 2011 compared to the $13.4 million of cash provided in the three months ended March 31, 2010. The changes in operating assets and liabilities included:

•	Accounts receivable increased $6.3 million during the three months ended March 31, 2011 and increased $5.6 million during the same period in 2010 as a result of increased sales in each of these periods.

•	Inventory increases required $2.1 million and $0.9 million of cash for the first three months of 2011 and 2010, respectively, as inventories were increased to satisfy increased customer demand.

•	Prepaid expenses increased $5.4 million in the first quarter of 2011 as compared to a decrease of $1.7 million in the same period in 2010. The changes in both periods resulted primarily from changes in U.S. dollar currency hedges by our Australian subsidiary with a $2.5 million increase and a $1.7 million decrease at March 31, 2011 and 2010, respectively.

•	Accounts payable increases provided $9.2 million and $19.6 million of cash in the first three months of 2011 and 2010, respectively. The first quarter of 2011 reflects increases in amounts payable to suppliers related to increased purchases in support of the increase in customer demand. The three months ended March 31, 2010 reflects the beneficial impact of approximately $14.0 million of early payment of supplier invoices during the fourth quarter of 2009 which reduced the cash usage requirements for the three months ended March 31, 2010.

•	Accrued liabilities increased in the first three months of 2011, providing $1.2 million of cash, due to increases in incentive compensation, income tax accruals, and the changes in U.S. dollar currency hedges by our Australian subsidiary with a $2.6 million increase and a $1.6 million decrease for the three months ended March 31, 2011 and 2010, respectively. The change in accrued liabilities for 2011 includes payments of semi-annual interest in the amount of $8.7 million due on the Senior Subordinated Notes and accruals during the quarter for interest payments which were paid through trusteed assets deposited on December 3, 2010 in connection with the defeasance of these Notes. During the first three months of 2010, accrued liabilities decreased by $0.9 million, which reflected reduced amounts of interest payable for the semi-annual interest due on the Senior Subordinated Notes and reduced amounts payable for incentive compensation.

Investing Activities.  Investing activities used $4.3 million and $1.7 million of cash for the three months ended March 31, 2011 and 2010, respectively, primarily for manufacturing equipment purchases.

Financing Activities.  During the three months ended March 31, 2011, the Company retired the $176.1 million of Senior Subordinated Notes outstanding with the Trusteed Assets established in the December 2010 defeasance of the Notes. For the same period in 2010, the Company had net repayments of $9.6 million of the Working Capital Facility.

With respect to the Working Capital Facility, $2.3 million of letters of credit were outstanding and the unused availability, net of these letters of credit, was $51.5 million at March 31, 2011.

In 2011, we anticipate capital expenditures will be $16 million to $18 million including $10 million to $12 million to expand our manufacturing facilities in Hermosillo, Mexico and machining equipment in Denton, Texas. For the three months ended March 31, 2011, we incurred $4.2 million in capital expenditures.

At March 31, 2011, the Company was in compliance with its financial covenants. We believe the Company has sufficient funding and Working Capital Facility availability to satisfy its operating needs, to fulfill its current debt repayment obligations, and to fund capital expenditure commitments. We believe the most restrictive financial covenant under our debt agreements is the “fixed charge coverage” covenant under our Working Capital Facility, which was amended on December 3, 2010 as described below. A default of the financial covenants under the Working Capital Facility would constitute a default under the Senior Secured Notes due 2017. An event of default under our debt agreements, if not waived, could result in the acceleration of these debt obligations.

2010 Compared to 2009

	Predecessor	Successor
	January 1, 2010	December 3, 2010
	through	through
	December 2, 2010	December 31, 2010
	(Dollars in thousands)
Net cash provided by (used in) operating activities	$45,128	$(7,657)
Net cash used in investing activities	(6,840)	(2,037)
Net cash provided by (used in) financing activities	(32,836)	10,852
Effect of exchange rate changes on cash and cash equivalents	434	469

Net cash provided by (used in) continuing operations	5,886	1,627
Net cash provided by (used in) discontinued operations	—	—

Total increase in cash and cash equivalents	$5,886	$1,627

2010 Predecessor Period (January 1, 2010 to December 2, 2010)

Operating Activities.  Cash provided by operating activities for the 2010 Predecessor Period was $45.1 million. The change in operating assets and liabilities provided $21.7 million of cash during the 2010 Predecessor Period. The changes in operating assets and liabilities, excluding foreign currency translation effects, during the 2010 Predecessor Period included:

•	Accounts receivable increases from increased sales used $9.8 million of cash.

•	Inventory increases used $2.9 million of cash.

•	Prepaid expenses decreased, providing $3.1 million of cash. The decrease resulted primarily from the reduction of U.S. dollar currency hedges by our Australian subsidiary.

•	Accounts payable increased, providing $19.3 million of cash, which includes the impact of approximately $16.0 million of early payment of supplier invoices during the fourth quarter of 2009. These early payments correspondingly reduced our cash usage requirements for 2010.

•	Accrued interest and other expense accrual increases provided $12.0 million of cash. The accrued liabilities at the end of the 2010 Predecessor Period for customer rebates and incentive compensation were more than at year end 2009 due to increased sales in 2010 and early payment in 2009 of customer rebates typically paid in the subsequent year.

Investing Activities.  Cash used for capital expenditures was $6.5 million for the 2010 Predecessor Period.

Financing Activities.  During the 2010 Predecessor Period, we voluntarily repaid all $25 million of our second lien indebtedness due November 30, 2012. As a result of the prepayment, the Second Lien Facility terminated and liens on our and our subsidiaries’ property and assets thereunder were released. We funded our prepayment primarily with borrowings under our then existing working capital facility, which held first liens on our subsidiaries’ property and assets.

2010 Successor Period (December 3, 2010 to December 31, 2010)

Operating Activities.  Cash used in operating activities for the 2010 Successor Period was $7.7 million. The change in operating assets and liabilities provided $6.2 million of cash during the 2010 Successor Period. The changes in operating assets and liabilities, excluding foreign currency translation effects, during the 2010 Successor Period included:

•	Accounts receivable decreases provided $2.9 million of cash due to collection activities.

•	Inventory decreases provided $4.2 million of cash.

•	Prepaid expenses increased, using $0.8 million of cash.

•	Accounts payable decreased, using $3.8 million of cash.

•	Accrued interest and other expense accrual increases provided $3.7 million of cash.

Investing Activities.  Cash used for capital expenditures was $1.8 million for the 2010 Successor Period.

Financing Activities.  Thermadyne was acquired by affiliates of IPC on December 3, 2010 in a merger in which Thermadyne continued as the legal entity and became a wholly-owned subsidiary of Technologies. In connection with the financing of the Merger, we issued $260.0 million of 9% Senior Secured Notes due 2017 and entered into a new $60.0 million Working Capital Facility under which no borrowings were incurred. The funds from the new equity contributions and the new Senior Secured Notes were used to fund the cash merger consideration of $213.9 million, to deposit $183.7 million with the Trustee to defease the outstanding Senior Subordinated Notes due 2014, which were repaid on February 1, 2011, and to pay $31.7 million of Acquisition and debt issuance costs.

Thermadyne was acquired by affiliates of IPC on December 3, 2010 in a merger in which Thermadyne continued as the legal entity and became a wholly-owned subsidiary of Technologies. In connection with the financing of the merger, we issued the outstanding notes and entered into a new $60.0 million Working Capital Facility under which no borrowings were incurred. The funds from the new equity contributions and the outstanding notes were used to fund the cash merger consideration of $213.9 million, to deposit $183.7 million with the Trustee to defease the outstanding Senior Subordinated Notes due 2014, which were repaid on February 1, 2011, and to pay $31.7 million of Acquisition and debt issuance costs.

In 2011, we anticipate capital expenditures will be $16 million to $18 million including $10 million to $12 million to expand our manufacturing facilities in Hermosillo, Mexico and our machining equipment in Denton, Texas. We also expect to incur cash expenditures of $7 million to $8 million through early 2012 in connection with the consolidation of our New Hampshire manufacturing facilities. We expect our operating cash flows and available borrowings under the Working Capital Facility will be sufficient to meet our anticipated capital expenditures, restructuring and debt service requirements.

At December 31, 2010, the Company was in compliance with its financial covenants. Failure to comply with our financial covenants in future periods would result in defaults under our debt agreements unless covenants are amended or waived. We believe the most restrictive financial covenant under our debt agreements is the “fixed charge coverage” covenant under our Working Capital Facility, which was amended on December 3, 2010 as described below. A default of the financial covenants under the Working Capital Facility would constitute a default under the notes. An event of default under our debt agreements, if not waived, could result in the acceleration of these debt obligations.

Senior Secured Notes due 2017

On December 3, 2010, Merger Sub issued $260 million in aggregate principal of 9% Senior Secured Notes due 2017 (the “outstanding notes”) under an indenture by and among Thermadyne, the guarantors of the outstanding notes and U.S. Bank National Association, as trustee and collateral trustee (the “Indenture”). The net proceeds from this issuance, together with funds received from the equity investments made by affiliates of IPC, its co-investors and certain members of Thermadyne management, were used to finance the Acquisition, to redeem the Senior Subordinated Notes due 2014, and to pay the transaction-related expenses. The outstanding notes bear interest at a rate of 9% per annum, which is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The outstanding notes will mature on December 15, 2017.

The outstanding notes are fully and unconditionally guaranteed, jointly and severally, by each of Thermadyne’s existing and future domestic subsidiaries and by its Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The outstanding notes and guarantees are secured, subject to permitted liens and except for certain excluded assets, on a first priority basis by substantially all of Thermadyne’s and the guarantors’ current and future property and assets (other than accounts receivable, inventory and certain other related assets that secure, on a first priority basis, Thermadyne’s and the guarantors’ obligations under Thermadyne’s Working Capital Facility (as defined below)), including the capital stock of each subsidiary of

Thermadyne (other than immaterial subsidiaries), which, in the case of non-guarantor foreign subsidiaries, is limited to 65% of the voting stock and 100% of the non-voting stock of each first-tier foreign subsidiary, and (ii) on a second priority basis by substantially all the collateral that secures the Working Capital Facility on a first priority basis.

The outstanding notes and the guarantees rank equal in right of payment with any of Thermadyne’s and the guarantors’ senior indebtedness, including indebtedness under the Working Capital Facility. The outstanding notes and the guarantees rank senior in right of payment to any of the Company’s and the guarantors’ existing and future indebtedness that is expressly subordinated to the outstanding notes and the guarantees and are effectively senior to any unsecured indebtedness to the extent of the value of the collateral for the outstanding notes and the guarantees. The outstanding notes and the guarantees are effectively junior to our and the guarantors’ obligations under the Working Capital Facility to the extent the Company’s and the guarantors’ assets secure such obligation on a first priority basis and are effectively junior to any secured indebtedness that is either secured by assets that are not collateral for the outstanding notes and the guarantees or secured by a prior lien in the collateral for the outstanding notes and the guarantees, in each case, to the extent of the value of the assets securing such indebtedness.

On or after December 15, 2013, the Company may redeem all or a part of the notes at redemption prices set forth in the Indenture (expressed as a percentage of principal amount of notes to be redeemed) ranging from 106.75% to 100%, depending on the date of redemption. At any time prior to December 15, 2013, the Company may redeem, subject to applicable notice and other requirements:

•	during each twelve-month period commencing with the issue date, up to 10% of the original aggregate principal amount of notes at a redemption price of 103%;

•	all or a part of the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed plus a “make-whole” premium, as determined in accordance with the Indenture; and

•	on one or more occasions, at its option, up to 35% of the original aggregate principal amount of notes issued, at a redemption price of 109% of the aggregate principal amount of the notes to be redeemed, with the net cash proceeds of one or more equity offerings of the Company or any of its direct or indirect parents to the extent such proceeds are received by or contributed to the Company.

In addition to the applicable redemption prices, for each redemption the Company must also pay accrued and unpaid interest and special interest, if any, to but excluding the applicable redemption date. If the Company sells certain assets or experiences specific kinds of changes of control, it must offer to repurchase the notes.

The outstanding notes contain customary covenants and events of default, including covenants that, among other things, limit the Company’s and its restricted subsidiaries’ ability to incur additional indebtedness, pay dividends on, repurchase or make distributions in respect of its capital stock or make other restricted payments, make certain investments, sell, transfer or otherwise convey certain assets, and create liens.

Upon a change of control, as defined in the Indenture, each holder of our outstanding notes has the right to require us to purchase the outstanding notes at a purchase price in cash equal to 101% of the principal, plus accrued and unpaid interest.

Working Capital Facility

On December 3, 2010, Thermadyne entered into a Fourth Amended and Restated Credit Agreement (the “GE Agreement”) with General Electric Capital Corporation as lender and administrative agent (the “Working Capital Facility”). The Working Capital Facility provides for borrowings not to exceed $60 million, including up to $10 million for letters of credit and swingline loans, subject to borrowing base capacity. Provided that no default is then existing or would arise therefrom, Thermadyne has the option to increase commitments under the Working Capital Facility by up to $25 million. The Working Capital Facility matures on December 2015.

The Indenture governing the outstanding notes limits the aggregate principal amount outstanding at any one time under the Working Capital Facility to the greater of $60 million or the borrowing under the borrowing base capacity determined as:

•	85% of the aggregate book value of eligible accounts receivable consisting of the receivables from U.S., Canadian, and Australian customers; plus

•	the lesser of (a) 85% of the aggregate net orderly liquidation value of eligible inventory consisting of the U.S. and Australian-based inventories (subject to certain reserves and adjustments) multiplied by a percentage representing the net orderly liquidation value of the book value of such inventory and (b) 65% of the aggregate book value of the sum of the eligible inventory.

For the first six months following the Acquisition date, borrowings under the Working Capital Facility bear interest, at our option, at a rate per annum of LIBOR, plus 2.75%. Thereafter, the applicable margins under the Working Capital Facility will adjust based on average excess borrowing availability under the Working Capital Facility. If the average excess borrowing availability is greater than or equal to $25 million, the applicable interest rate will be LIBOR plus 2.75%. If the average excess borrowing availability is less than $25 million, the applicable margin will be LIBOR plus 3.0%. Thermadyne has the option to have borrowings bear interest at a base rate plus applicable margins as set forth in the GE Agreement.

Commitment fees are payable in respect of unutilized commitments at (i) 0.75% per annum if outstanding loans and letters of credit are less than 50% of the aggregate amount of such commitments or (ii) 0.50% if the outstanding loans and letters of credit are greater than 50% of the aggregate amount of such commitments.

If at any time the aggregate amount of outstanding loans (including swingline loans), unreimbursed letter of credit drawings and undrawn letters of credit under the Working Capital Facility exceeds the lesser of (i) the aggregate commitments under the Working Capital Facility and (ii) the borrowing base, we will be required to repay outstanding loans and then use cash to collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

All obligations under the Working Capital Facility are unconditionally guaranteed by our parent Technologies and substantially all of our existing and future, direct and indirect, wholly-owned domestic subsidiaries and our Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The Working Capital Facility is secured, subject to certain exceptions, by substantially all of the assets of the guarantors and Technologies, including a first priority security interest in substantially all accounts receivable and other rights to payment, inventory, deposit accounts, cash and cash equivalents and a second priority security interest in all assets other than the Working Capital Facility collateral.

The Working Capital Facility has a minimum fixed charge coverage ratio test of 1.1 if the excess availability under the Working Capital Facility is less than $9 million (which minimum amount will be increased or decreased proportionally with any increase or decrease in the commitments thereunder). In addition, the Working Capital Facility includes negative covenants that limit our ability and the ability of our parent Technologies and certain subsidiaries to, among other things: incur, assume or permit to exist additional indebtedness or guarantees; grant liens; consolidate, merge or sell all or substantially all of our assets; transfer or sell assets and enter into sale and leaseback transactions; make certain loans and investments; pay dividends, make other distributions or repurchase or redeem our or our parent’s capital stock; and prepay or redeem certain indebtedness.

Borrowings outstanding under the Working Capital Facility on December 3, 2010 of approximately $3.3 million were paid on that date. At December 31, 2010, approximately $2.3 million of letters of credit and no borrowings under the Working Capital Facility were outstanding, and the unused availability, net of letters of credit, was approximately $43.6 million.

The Company’s weighted average interest rate on its short-term borrowings was 5.71% for the period from January 1, 2010 through December 2, 2010 and 6.45% for the year ended December 31, 2009. There were no borrowings under the Working Capital Facility during the period from December 3, 2010 through December 31, 2010.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of December 31, 2010.

	Payments Due by Period
		Less than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
		(Dollars in thousands)

Long-term debt	$436,095	$176,095	$—	$—	$260,000
Interest payments related to long-term debt and capital leases	162,931	23,854	47,316	46,911	44,850
Capital leases	6,771	2,207	2,938	1,626	—
Operating leases	45,300	8,509	14,514	11,862	10,415

Total	$651,097	$210,665	$64,768	$60,399	$315,265

At March 31, 2011, we had issued letters of credit totaling $2.3 million under the Working Capital Facility. See Note 16 to the consolidated financial statements for the Company’s obligation with respect to its pension and post-retirement benefit plans and Note 13 regarding amounts potentially payable for uncertain tax positions.

Market Risk and Risk Management Policies

Our earnings and cash flows are subject to exposure to changes in the prices of certain commodities, particularly copper, brass and steel. Our earnings and cash flows are also impacted by fluctuations in foreign currency exchange rates as well as changes in the interest rates on our debt arrangements. Our Working Capital Facility related interest costs are subject to change with changes in LIBOR. See below, “Quantitative and Qualitative Disclosures About Market Risk.”

Effect of Inflation and Deflation; Seasonality

In an environment of increasing raw materials costs wherein we are increasing prices, we may not be able to increase prices quickly enough. Our agreements with customers require 60 to 90 days notice and various administrative procedures are necessary to implement the changes. To the extent we are unable to maintain our sales prices to our customers, or to react as quickly as the market may change, our profitability could be adversely affected. Conversely, in an environment of decreasing raw materials prices and recessionary economic pressures, competitive conditions can cause sales price discounting before we can recover the higher costs of previously purchased materials.

In an environment of increasing raw material prices, competitive conditions can affect how much of the price increases we can recover in the form of higher unit sales prices. To the extent we are unable to pass on any price increases to our customers, our profitability could be adversely affected. Furthermore, restrictions in the supply of cobalt, chromium and other raw materials could adversely affect our operating results. In addition, certain of our customers rely heavily on raw materials, and to the extent there are fluctuations in prices, it could affect orders for our products and our financial performance. Our general operating expenses, such as salaries, employee benefits and facilities costs, are subject to normal inflationary pressures. Our operations are generally subject to mild seasonal increases in the second and third calendar quarters and decreases in the fourth calendar quarter.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. We review these estimates and assumptions periodically to assess their reasonableness. If necessary, these estimates and assumptions may be changed and updated. The Successor accounting entity formed on December 3, 2010 adopted accounting policies consistent with the Predecessor. We believe the following are the more critical judgmental areas in the application of our accounting policies that affect our financial condition and results of operations.

Basis of Presentation

The Acquisition is being accounted for in accordance with United States accounting guidance for business combinations and, accordingly, the assets acquired and liabilities assumed, excluding deferred income taxes, were recorded at fair value as of December 3, 2010.

Although Thermadyne continued as the same legal entity after the Acquisition, the application of push down accounting represents the termination of the old reporting entity and the creation of a new one. In addition, the basis of presentation is not consistent between the successor and predecessor entities and the financial statements are not presented on a comparable basis. As a result, the accompanying consolidated statements of operations, cash flows, and stockholders’ equity are presented for two periods: Predecessor and Successor, which related to the period preceding the Acquisition (prior to December 3, 2010), and the period succeeding the Acquisition, respectively.

Inventories

Inventories are a significant asset, representing 11% of total assets at December 31, 2010. They are valued at the lower of cost or market, with our U.S. subsidiaries using the last in, first-out (LIFO) method, which represents 60% of consolidated inventories, and our foreign subsidiaries using the first-in, first-out (FIFO) method, which represents 40% of consolidated inventories.

We regularly apply judgment in valuing our inventories by assessing the net realizable value of our inventories based on current expected selling prices, as well as factors such as obsolescence and excess stock. We provide write-downs as judged necessary. If we do not achieve our expectations of the net realizable value of our inventory, future losses may occur.

Accounts Receivable and Allowances

We maintain an allowance for doubtful accounts for estimated collection losses and adjustments. We estimate this allowance based on our knowledge and review of historical receivables, write-off trends and reserve trends, the financial condition of our customers and other pertinent information. If the financial condition of our customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required.

Property, Plant and Equipment

Prior to the date of the Acquisition of December 3, 2010, property, plant and equipment were carried at historical cost and depreciated using the straight-line method. At December 3, 2010, property, plant and equipment were adjusted to fair value based on the premise of continued use. Management, with assistance from an asset appraisal firm, estimated the fair value of equipment by determining new reproduction cost, utilizing the historical original cost of each equipment asset and adjusting cost to such date using industry trend factors and consumer price indices. Once new reproduction cost was established, considerations were made for depreciation, which reflected the estimated economic life of the asset, remaining economic useful life and used equipment trends. The average estimated lives utilized in calculating depreciation are as follows: buildings — 25 years, and machinery and equipment — 3 to 10 years. Property, plant and equipment recorded under capital leases are depreciated based on the lesser of the lease term or the underlying asset’s useful life. Impairment losses are recorded on long-lived assets when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. Land was valued based on comparable sales.

Intangible Assets

Goodwill and trademarks have indefinite lives. Customer relationships and intellectual property bundles (including patents) are amortized on a straight-line basis over their estimated useful lives of 20 years.

Goodwill was calculated as of the date of the Acquisition for Successor, measured as the excess of the consideration transferred over the net of the Acquisition date amounts of the identifiable assets (including intangible assets) acquired and the liabilities assumed, all measured in accordance with ASC Topic 805, “Business Combinations,” effective January 1, 2009. Goodwill is primarily attributable to the growth potential of the Company.

The fair value of Thermadyne’s patents, underlying trade secrets and product methodology were determined based on a bundled approach utilizing the Relief from Royalty (“RFR”) Method with the assistance of external consultants. Under RFR, the value of the intangible assets reflects the savings realized by owning the intangible assets. The premise associated with this valuation technique is that if the intangible assets were licensed to an unrelated party, the unrelated party would pay a percentage of revenue for the use of the assets. The present value of the future cost savings, or relief from royalty, represents the value of the intangible assets. Thermadyne’s intellectual property bundles (IP) products were grouped into two main product categories: (1) gas equipment, arc accessories, and plasma cutting and (2) welding, filler metals, and hard facing.

Trademarks are generally associated with the Company’s product brands, and cash flows associated with these products are expected to continue indefinitely. The Company has placed no limit on the end of the Company’s trademarks’ useful lives. The Company with the assistance of external consultants determined the value of trademarks utilizing the RFR method.

The Company sells primarily to distributors, who sell the products to end-users. Management determined the value of customer relationships with the assistance of an asset appraisal firm, using a multi-period excess earnings approach, which estimates fair value based on earnings and the application of a discounted cash flow methodology. In the application of this method, the nature of the customer relationship, historical attrition rates and the estimated future cash flows of existing customers at the Acquisition Date were considered.

Goodwill and trademarks are tested for impairment annually, as of December 1st (Successor) and October 1st (Predecessor), or more frequently if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. The impairment analysis is performed on a consolidated enterprise level based on one reporting unit. The impairment test involves the comparison of the carrying amount of the reporting unit’s goodwill to its estimated fair value. An impairment would be recorded if the carrying amount exceeded the estimated enterprise fair value. To estimate enterprise fair value, management relies primarily on its determination of the present value of expected future cash flows. Significant judgments and estimates about current and future conditions are used to estimate the fair value. In estimating future cash flows, management estimates future sales volumes, sales prices, changes in commodity costs and the weighted cost of capital. Management also considers market value comparables and, as applicable, the current market capitalization of the Company in determining whether impairment exists.

Unforeseen events and changes in circumstances and market conditions, including general economic and competitive conditions, could cause actual results to vary significantly from management’s estimates.

Revenue Recognition

The Company sells a majority of its products through distributors with standard terms of sale of FOB shipping point or FOB destination. Under all circumstances, revenue is recognized when persuasive evidence of an arrangement exists, the seller’s price is fixed and determinable, and collectability is reasonably assured.

The Company sponsors a number of annual incentive programs to augment distributor sales efforts, including certain rebate programs and sales and market share growth incentive programs. Rebate programs established by the Company are communicated to distributors at the beginning of the year and are earned by qualifying distributors based on increases in purchases of identified product categories and based on relative market share of the Company’s products in the distributor’s service area. We accrue the estimated costs throughout the year and the costs associated with these sales programs are recorded as a reduction of revenue. Rebates are paid periodically during the year.

Terms of sale generally include 30-day payment terms, return provisions and standard warranties for which reserves, based upon estimated warranty liabilities from historical experience, have been recorded. For a product that is returned due to issues outside the scope of the Company’s warranty agreements, restocking charges will generally be assessed.

Research and Development Costs

Research and development is conducted in connection with new product development with costs of approximately $4.0 million and $2.7 million in 2010 and 2009, respectively. The costs relate to materials used in the development process and allocated engineering personnel costs and are reflected in SG&A expenses as incurred.

Income Taxes

We establish provisions for taxes to take into account the effects of timing differences between financial and tax reporting. These differences relate primarily to the excess of the Acquisition accounting valuation over the tax basis of our primary operating subsidiary, net operating loss carryforwards, fixed assets, intangible assets and post-employment benefits.

We record a valuation allowance when, in our assessment, it is more likely than not that a portion or all of our deferred tax assets will not be realized. In making this assessment we consider the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. At December 31, 2010, a valuation allowance has been recorded against a portion of our deferred tax assets which consist primarily of U.S. net operating loss carryovers. The amount of the deferred tax assets considered realizable could change in the future if our assessment of future taxable income or tax planning strategies changes.

A substantial portion of the earnings of our foreign subsidiaries are included in our U.S. income tax return under I.R.C. Section 956. This requires the earnings of a foreign subsidiary which guarantees the borrowings of its U.S. parent to be included in U.S. income. Upon actual distribution of those earnings previously taxed under I.R.C. Section 956, we are not subject to U.S. income taxes but may be subject to withholding taxes payable in the foreign jurisdiction. See Note 13 — Income Taxes to the consolidated financial statements.

For the undistributed earnings of non-U.S. subsidiaries not subject to I.R.C. Section 956, no provision is made for U.S. income taxes. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings is not practicable.

We are periodically audited by U.S. and foreign tax authorities regarding the amount of taxes due. In evaluating issues raised in such audits, reserves are provided for exposures as appropriate. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the effective tax rate in a given financial statement period may be impacted.

Factors That May Affect Future Results

For a discussion of factors that may affect future results see “Risk Factors.”

Recently Issued Accounting Standards

Business Combinations.  The Company adopted Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” effective January 1, 2009. ASC Topic 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Company applied the guidance in ASC Topic 805 in determining Successor’s opening balance sheet at December 3, 2010.

Subsequent Events.  The Company adopted ASC Subtopic 855-10, “Subsequent Events” effective June 15, 2009. This Subtopic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this statement did not have a material effect on the Company’s financial statements.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

Quantitative and Qualitative Disclosures About Market Risk

Our primary financial market risks relate to fluctuations in commodity prices, currency exchange rates and interest rates.

Copper, brass and steel constitute a significant portion of our raw material costs. These commodities are subject to price fluctuations which we may not be able to recover and maintain historical margins depending upon competitive pricing conditions at the time. When feasible, we attempt to establish fixed price purchase commitments with suppliers to provide stability in our materials component costs for periods of three to six months. We have not experienced and do not anticipate constraints on the availability of these commodities.

Approximately one-half of our international sales are export sales from the United States which are primarily denominated in U.S. dollars. The balance of the international sales arises from sales conducted in foreign currencies primarily in Australia, Canada and Europe. Our exposure to foreign currency transactions is partially mitigated through our manufacturing locations in Australia, Italy and Malaysia. Our Australian operations execute 60 and 90 day forward purchase commitments for U.S. dollars to help provide stability in the cost of purchased materials and components which are payable in U.S. dollars. However, our financial results could be significantly affected by changes in foreign currency exchange rates in the foreign markets. We are most susceptible to a strengthening U.S. dollar, which would have a negative effect on our export sales and a negative effect on the translation of local currency financial statements into U.S. dollars, our reporting currency. We may also incur transaction gains or losses resulting from changes in foreign currency exchange rates primarily between our U.K. distribution operations and continental Europe. The market risk of the Company’s forward exchange contracts at December 31, 2010, assuming a hypothetical 100 basis point change in foreign currency exchange rates, would be approximately $0.1 million on income (loss) from continuing operations before income tax provisions and discontinued operations.

We are exposed to changes in interest rates through our Working Capital Facility, which has LIBOR-based variable interest rates. At December 31, 2010, there were no borrowings outstanding under the Working Capital Facility. A hypothetical 100 basis point change in LIBOR would result in a change in interest expense of approximately $0.01 million annually for each $1 million of outstanding indebtedness under the Working Capital Facility.

BUSINESS

Our Industry

Our products are used to cut, join and reinforce principally steel for various applications, including manufacturing of transportation, mining and agricultural equipment, many types of construction such as offshore oil and gas rigs, fabrication of metal structures, repair and maintenance of processing, shipbuilding and manufacturing equipment and facilities as well as demolition. As such, steel production is the primary leading indicator for market demand within our industry. Over the past decade, many steel producers significantly increased capacity and production in large part to meet heavy demand increases from high-growth economies, including China, Brazil and India. In 2009, global steel production reached 1.2 billion metric tons, representing a CAGR of 4.4% over 2002 levels. The global economic turmoil of 2008 and 2009 caused a sharp contraction in steel demand during this period. According to the World Steel Association, world steel production decreased 1.3% and 7.9% in 2008 and 2009, respectively. This represented the first decline in the steel market since 2002. According to the World Steel Association, world steel production, excluding China, decreased 3.3% and 20.8% in 2008 and 2009, respectively. However, during 2010, there was a year-over-year increase in world steel production of 15%. Excluding China, there was a 20% year-over-year increase in steel production during 2010.

The global cutting and welding industry is an approximately $12 billion market that consists of five distinct product categories: gas equipment, arc accessories, plasma cutting systems, filler metals and hardfacing alloys, and welding equipment. We primarily target the gas equipment, arc accessories and plasma cutting systems product segments, which we believe account for 8%, 6% and 5% of the market, respectively. We participate as a niche player and in certain geographies in filler metals and hardfacing alloys, which constitutes approximately 57% of the market, and welding equipment, which comprises an estimated 24% of the market.

Products within the industry are sold through a network of large industrial and independent gas manufacturers and equipment distributors such as Airgas, Inc. and Praxair, Inc. in our case, and to a much lesser extent, wholesalers and specialty markets retailers. Industrial gas manufacturers, which offer various industrial gases as their principal product offering, also offer cutting and welding equipment products (i.e., “hard goods”) through their distribution outlets to provide a full service offering for the end user customers. We believe independent equipment distributors account for a majority of U.S. sales of cutting and welding equipment and offer industrial grade, premium priced welding products and add value by offering customers a deep understanding of product functionality. Wholesalers provide an attractive outlet for smaller distributors who cannot meet the best price/volume requirements of the OEM suppliers. They do not supply products direct to end user customers, only to distributors. In addition to cutting and welding products, wholesalers offer complementary products such as safety products and abrasives. Wholesalers also provide hard goods distribution services for the large gas manufacturers. Specialty market retailers represent a relatively small channel to market and include automotive, plumbing and industrial supply outlets.

We believe that approximately 43% of the global market is located in the Asia Pacific region, approximately 31% is located in the Americas and 26% is located in Europe, the United Kingdom, the Middle East, Russia and Africa, combined. In 2010, Asia, the Americas and Europe accounted for 28%, 64%, and 8% of our net sales, respectively. Growth in the Asian market has been driven by rapid industrialization and construction, primarily in China and Southeast Asia. In the Americas, strong growth trends in South America, including robust demand in the energy, construction and industrial sectors, have driven overall development in the region. The European market is slightly more fragmented than either the Asian or American markets. Growth in Europe is a result of demand for higher quality and higher technology products and mid-level price points. Historical development patterns indicate that the emerging markets are and will continue to pursue greater productivity and higher quality. This trend will continue to drive a rapid shift towards more advanced technology products such as automated plasma cutting processes, inverter welding technology and continuous wires. There is still significant room for emerging markets to modernize their cutting and welding equipment. For example, we believe that approximately 15% of the welding in North America and Europe uses manual processes, whereas 60% of the welding in China uses manual processes. In other emerging markets, that percentage is even higher. We believe we are well positioned to take advantage of this evolving industry trend.

Our Company

We are a leading designer and manufacturer of a comprehensive suite of cutting and welding products used in various fabrication, construction and manufacturing operations around the world. Our products are used in a wide variety of applications, across industries, where steel is cut and welded, including steel fabrication, manufacturing of transportation and mining equipment, many types of construction, such as offshore oil and gas rigs, repair and maintenance of manufacturing equipment and facilities, and shipbuilding. We market our products under a widely recognized portfolio of brands, many of which are the leading brand in their respective industries, including Victor®, Tweco®, Thermal Dynamics®, Arcair®, Cigweld®, Thermal Arc®, Turbo Torch® and Stoody®. We sell our products primarily through over 3,300 industrial distributor accounts, including large industrial gas manufacturers, in over 50 countries. Based on our 2009 net sales, we believe that our products have leading market shares in highly profitable target segments of the overall welding market. We believe we have the #1 global market position for gas equipment, the #2 global market position for arc accessories and the #3 global market position for plasma equipment. In addition, we believe we have the #1 market position in the United States for hardfacing wires and electrodes and the #1 market position in Australia for all cutting and welding product lines. Such market position beliefs are based on our management’s own internal estimates and research.

In 2010, we generated approximately 85% of our net sales from products either consumed in the everyday cutting and welding process or from torches and related accessories, which are frequently replaced due to the high level of wear and tear experienced during use. These items generally have low prices and are not considered capital expenditures by our customers, providing us with a consistent recurring sales base. We also benefit from a well-balanced mix of sales by end-market and geography. In 2010, approximately 54% of our sales came from the United States and approximately 46% came from international markets, including approximately 28% from the Asia Pacific region, primarily Australia and China.

We introduced a global continuous improvement process referred to as Total Cost Productivity, or TCP, in 2005 as a company-wide program to lower costs and improve efficiency. TCP has become part of our operating philosophy and continues to transform our business today. This internal strategy has enabled us to reduce operating costs incrementally in each of the last six years, including $11 million of additional savings in 2010. Our recently launched TCP Phase III focuses on our Denton, Texas and Hermosillo, Mexico manufacturing facilities, with incremental cost savings expected to increase gross margins by an additional 200 basis points by early 2012. We recently announced our decision to relocate the manufacturing operations of Thermal Dynamics, our wholly owned subsidiary and manufacturer of plasma cutting and welding equipment located in West Lebanon, New Hampshire, to our manufacturing facilities in Denton, Texas, and Hermosillo, Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Recent Developments.”

Our Products

We have five major product categories: gas equipment, arc accessories, plasma cutting systems, filler metals and hardfacing alloys and welding equipment. Our diverse product base ensures that we are not dependent on any one category within the cutting and welding industry.

Gas Equipment (Approximately 36% of 2010 net sales).  Our gas equipment products include regulators, torches, tips and nozzles, manifolds, flow meters and flashback arrestors that are sold under the Victor, Cigweld and Turbo Torch brand names. Victor is the most-recognized brand name in the gas equipment market and is viewed as an innovation and quality leader. Strong recognition of the Victor brand drives customer loyalty and repeat product purchases. The typical price range of these products is approximately $40 to $400. Gas equipment products regulate and control the flow of gases to the cutting/welding torch. The design of gas equipment varies among manufacturers leading to a strong preference for “product styles.” Gas equipment products are used frequently in harsh environments, which necessitates a high rate of replacement as well as a high quality product. The advantage of gas equipment over other types of cutting equipment is that it does not require an external electrical power supply to operate, thereby providing the user with a versatile and portable source for heating and cutting in both workshop and outdoor locations. Based on our 2010 net sales, we believe we are the largest manufacturer and supplier of gas equipment products in the world.

Arc Accessories (Approximately 17% of 2010 net sales).  Our arc accessories include manual and robotic semiautomatic welding guns and related consumables, ground clamps, electrode holders, cable connectors and assemblies that are sold under the Tweco and Arcair brand names. Our arc welding guns typically range in price from approximately $90 to $400. Arc welding is the most common method of welding and is used for a wide variety of manufacturing and construction applications, including the production of ships, railcars, farm and mining equipment and offshore oil and gas rigs. Customers tend to select arc accessories based on a preference for a certain look and feel that develops as a result of repeated usage over an extended period of time. This preference drives brand loyalty which, in turn, drives recurring sales of arc accessory products. Based on our 2010 net sales, we believe we are among the largest manufacturers and suppliers of arc welding accessory products in the United States.

Plasma Cutting Systems (Approximately 16% of 2010 net sales).  Our plasma cutting products include power supplies, torches and related consumable parts that are sold under the Thermal Dynamics brand name. On average, manual and automated plasma torches sell for approximately $350 and $1,000, respectively, while manual and automated power supplies sell for approximately $2,000 and $17,500, respectively. Both our manual and automated plasma systems utilize patented consumable parts, which provides for significant ongoing revenue. For example, we expect that a $20,000 to $30,000 automated system will generate approximately $10,000 in parts sales per year. Plasma cutting is a process whereby electricity from a power source and gas delivered through a plasma torch is used to cut steel and other metals. Plasma cutting is used in the fabrication, construction and repair of both steel and nonferrous metal products, including automobiles and related assemblies, manufactured appliances, ships, railcars and heating, ventilation and air-conditioning products, as well as for general maintenance. Advantages of the plasma cutting process over other methods include faster cutting speeds, cleaner cuts and the ability to cut ferrous and nonferrous alloys with minimum heat distortion to the metal being cut. Our high technology products associated with automated cutting have gained market share, and we expect these share gains to continue as we introduce innovative new products. Based on our 2010 net sales, we believe we are among the largest suppliers of plasma power supplies, torches and related consumable parts both in the United States and internationally.

Filler Metals and Hardfacing Alloys (Approximately 21% 2010 net sales).  Our filler metals and hardfacing alloys include structural wires, hardfacing wires and electrodes that are sold under the Cigweld and Stoody brand names. Our filler metals and hardfacing alloys typically range in price from approximately $0.90 to $30.00 per pound. There are three basic types of filler metals and hardfacing alloys: stick electrodes, solid wire and flux cored wire. We believe that the filler metal and hardfacing alloys market is mature and that products sold in this product segment generally generate lower profit margins than products sold in the gas equipment, arc accessories and plasma equipment markets. Filler metals are used to join metals during electric arc welding or brazing processes. Hardfacing alloys are welding consumables applied to impart wear and corrosion resistance by applying a protective coating either during the manufacturing or construction process or as maintenance to extend the life of an existing metal surface, such as a bulldozer blade. Based on our 2010 net sales, we believe our Stoody brand has the #1 market position for hardfacing alloys in the United States while our Cigweld brand has the #2 market position for filler metals in Australia.

Welding Equipment (Approximately 10% of 2010 net sales).  We offer a full range of welding equipment, including electric power sources, wire feeders, engine drives and plasma welding equipment. These products are sold under the Thermal Arc and Cigweld brand names and use Tweco accessories and Victor regulators. Our inverter and transformer-based electric arc power supplies typically range in price from approximately $100 to $5,000. Our plasma welding and engine-driven power supplies typically range in price from approximately $3,000 to $5,000 and from approximately $1,200 to $5,000, respectively. The traditional arc welding process uses a welding power supply to deliver an electric arc through a welding torch, gun or electrode holder that melts filler metals to the parent material to form a weld. Based on our 2010 net sales, we believe our Cigweld brand has a leading market position for welding equipment in Australia, and we intend to continue to leverage our global distribution network to gain market share in the United States, Canada, Europe and Asia.

Business Strengths

Well Established Brand Names.  We believe our market leading portfolio includes some of the most globally recognized and well-established brands in the cutting and welding industry. Many of our brands have a long history dating back several decades. Victor is a leading brand of gas cutting and welding torches and gas regulation equipment established in 1913. The Tweco brand arc accessories are well-known for technical innovation, reliability and excellent product performance over their 70-year history. As one of the original two plasma brands, Thermal Dynamics has been synonymous with plasma cutting since systems of this type were first developed in 1957. Cigweld, which began in 1922, is the leading brand of cutting and welding equipment in Australia. Stoody, the leading brand of hardfacing wires and electrodes in the United States, was established in 1921. We believe our well-established brand names and reputation for product quality have fostered strong brand loyalty among our customers, which generates repeat business and improves our ability to win new business as well as expand market share.

Market Leader in Targeted Product Segments.  We actively target market segments for gas equipment, arc accessories and plasma equipment, which represent an estimated $2.4 billion market, because there are fewer competitors and we generate higher margins within these segments versus the remaining segments of the broader cutting and welding industry. In 2010, we generated approximately 69% of our net sales from these three segments. Based on our 2010 net sales, we believe we have the #1 market position for gas equipment in the United States with an approximately 40% market share; the #1 market position for all cutting and welding equipment in Australia with an approximately 35% market share; the #1 market position for hardfacing wires and electrodes in the United States with an approximately 19% market share; the #1 market position for arc accessories in the United States with an approximately 25% market share; and the #2 market position for plasma equipment in the United States with an approximately 25% market share. We are able to maintain our leading positions as a result of our emphasis on leading brand names, technology advancements and strong relationships with distributors.

Strong, Long-Standing Distributor Relationships.  We maintain relationships with an extensive network of over 3,300 industrial distributor accounts in over 50 countries. Our diverse distributor base includes large industrial gas companies and independent welding distributors that provide us with access to a broad group of potential end-users. Our relationships with our top ten distributors average over 20 years. Airgas, Inc., our largest distributor, accounted for approximately 11% of net sales in 2010 and 2009. The long-standing relationships forged with our distributors are in part due to the technical expertise and industry knowledge of our sales force. Additionally, because we are a leading supplier within our targeted product segments, we can provide extensive coverage and responsiveness to our distributors. Recent investments to upgrade our warehouse systems together with the ability to offer customers a “one order, one invoice, one delivery” service for all their product needs has further enhanced customer relationships. We believe our distributors also appreciate the strength of our brands, the breadth of our product offerings and our products’ reputation for quality, reliability and performance.

High Recurring Revenue Business Model.  During 2010, we generated approximately 85% of our revenue from products that are parts consumed in the cutting and welding process and torches and related accessories with a high frequency of replacement due to the intensity of their usage. These non-discretionary items include filler metals, tips, regulators and torches, among others. These items generally have low prices and are not considered capital expenditures by our customers. When evaluating replacement products for worn out or broken equipment, many end-users choose replacement equipment of the same brand, even if competing products offer modest price advantages. We believe that strong brand recognition further strengthens our recurring revenue base.

Diversified Revenue Base.  Our revenue base is diversified among various geographies, end-markets and products. We sell across all significant geographic regions through our global network of facilities, with approximately 46% of 2010 net sales generated outside the United States. We are also diversified across a wide range of end-markets, including energy, infrastructure, manufacturing, natural resources and transportation. We service these end-markets around the world with a broad array of products for cutting and welding applications.

Significant Operating Leverage Driven by Cost Rationalization Programs.  We introduced our TCP program in 2005 to lower costs and improve efficiency. The program has since become a key component of our operating philosophy and resulted in incremental cost savings averaging $18 million per annum from 2005 to 2009, with another $11 million of incremental savings achieved in 2010. Our TCP program has implemented new machinery and processes across our manufacturing operations, improved machine utilization, reduced labor and rationalized our manufacturing operations, particularly within our Mexican and Chinese operations. We have expanded our sourcing of components and finished goods from lower cost countries such as China. We have implemented an automated warehouse inventory system, thereby reducing labor costs and improving delivery timeliness and accuracy. We have also integrated all functions, including sourcing, manufacturing, supply chain logistics and inventory management, to be centralized within each country in which we operate. With all functions in a given country channeled through a central organization, we can provide our distributors a “one order, one invoice, one delivery” solution and enhanced customer service. Our recently launched TCP Phase III focuses on our Denton, Texas and Hermosillo, Mexico manufacturing facilities, with incremental cost savings expected to increase gross margins by 200 basis points by early 2012.

Global, Low-Cost Operating Footprint.  Our manufacturing facilities are located in the United States, Mexico, China, Malaysia, Australia and Italy. In addition, we maintain warehouses and sales offices in 13 countries. As such, our strategically located footprint allows us to perform operations efficiently with a competitive cost structure.

Experienced and Proven Management Team.  Our senior management team is comprised of seasoned professionals with an average of over 20 years of relevant experience. The team has extensive operational and industry experience both in the United States and internationally, including in emerging markets. Over the last five years, management has realigned business units, divested non-strategic underperforming businesses, centralized product line and sales and marketing teams, created a customer-focused organization, expanded internationally and optimized operations. The team responded aggressively and decisively to the 2008 financial crisis by managing our cost structure, resulting in margin improvement, debt reduction and strong positioning for further growth.

Business Strategy

Continue to Implement Cost Rationalization Programs.  We continue to utilize the principles of TCP to reduce costs while enhancing our ability to react quickly to changes in market conditions. Our current initiative is to reconfigure our Texas and Mexico manufacturing facilities, which we expect will result in a 200 basis point gross margin improvement by early 2012. In addition, we believe this realignment of our processes accompanied with more efficient production machinery will also reduce inventory levels while improving customer response times and service levels. Furthermore, following the consummation of the Transactions, through our relationship with Irving Place Capital, we will be eligible to participate in Irving Place Capital’s Strategic Services program, which provides cost savings opportunities to Irving Place Capital portfolio companies through group purchasing contracts and specialized adoption of best practices in purchasing of raw materials, products and services.

Increase Market Share Positions in both Developed and Emerging Markets.  We intend to increase our market leading positions in gas equipment, arc accessories and plasma equipment by focusing on leveraging our leading brands and pursuing best-in-class customer service initiatives. We continue to focus on growing our presence in international markets. We have steadily increased international net sales from 38% in 2005 to 46% in 2010. Emerging markets, including the Asia-Pacific region and Latin America, present us with an attractive expansion opportunity, as those markets shift from manual cutting and traditional welding processes to more advanced semi and fully automated processes. We intend to leverage our existing global footprint, including our broad distribution network, to facilitate growth in developed and emerging markets.

Focus on Continuous New Product Development.  With approximately 19% of 2010 net sales generated from new products introduced since 2007, we continue to introduce enhanced and innovative products to increase our leading market shares. We believe we maintain a technological advantage over the competition through continuous product development, supported by an engineering organization of approximately

100 people. We are currently executing a product reengineering program focused on reducing material cost of new and existing products. Specifically, we will place greater emphasis on standardizing products and components in order to more efficiently and economically produce products. We also have renewed focus on integrating our global platform to ensure efficient sourcing and production in order to further minimize costs.

Selectively Pursue Strategic Acquisitions.  We plan to evaluate and selectively pursue strategic acquisition opportunities in the cutting and welding industry that have the potential to complement our existing product lines or allow us to leverage our existing platform to enter new markets. We also plan to take a disciplined acquisition approach that strengthens our product portfolio, enhances our industry leadership, leverages fixed costs, expands our global footprint and creates value in products and markets that we know and understand.

Customers

We sell most of our products through a network of national and multinational industrial gas distributors including Airgas, Inc. and Praxair, Inc., as well as a large number of other independent cutting and welding distributors, wholesalers and dealers. In 2010, our sales to distributors in the United States represented 54% of our sales. During each of 2010, 2009 and 2008, we had one distributor, Airgas, Inc., that represented 11% of our net sales in each period. Furthermore, our top five distributors represented 28%, 27% and 27%, respectively, of our net sales in 2010, 2009 and 2008.

We manage our operations by geographic location and by product category. We have concluded that we have only one reportable segment. See Note 17 — Segment Information to the audited consolidated financial statements.

We sell our products primarily through our 3,300 industrial distributor accounts, including large industrial gas manufacturers. We maintain relationships with these distributors through our sales force. We distribute our products internationally through our sales force, independent distributors and wholesalers.

International Business

We had international sales of $191.6 million, $153.4 million and $221.7 million for the years ended December 31, 2010, 2009 and 2008, respectively, which represented approximately 46%, 44% and 43%, respectively, of our net sales in each such period. Our international sales are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions and other risks associated with foreign trade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.” Approximately 15% of our international sales for the year ended December 31, 2010 were sales of products manufactured at our U.S. facilities and exported to foreign customers, which were primarily denominated in U.S. dollars. Our remaining international sales consisted of products manufactured at our international manufacturing facilities and sold by our foreign subsidiaries.

Sales and Marketing

The sales and marketing organization oversees all sales and marketing activities, including strategic product pricing, promotion, and marketing communications. It is the responsibility of sales and marketing to profitably grow our sales, market share and margins in each region. The organization pursues these objectives through new product introductions, programs and promotions, price management and the implementation of distribution strategies to penetrate new markets.

Sales and marketing is organized into three regions: Americas, Asia Pacific and Europe/RoW. The Americas is comprised of the United States, Canada, Mexico and Latin and South America; Asia Pacific includes South Pacific (Australia and New Zealand) and South and North Asia. Europe/RoW is comprised of the United Kingdom, Europe, the Middle East, Russia and Africa. In 2010, the Americas comprised approximately 64% of our net sales; Asia Pacific comprised approximately 28%; and Europe/RoW comprised approximately 8%. All product lines are sold throughout these regions, although there is some variance in the mix among the regions.

The sales and marketing organization consists of sales, marketing, technical support and customer care in each region. Sales and marketing manages our relationships with our customers and channel partners who include distributors, wholesalers and retail customers. They provide feedback from the customers on product and service needs of the end-user customers, take our product lines to market, and provide technical and after-sales service support. A national accounts team manages our largest accounts globally.

Raw Materials

Our principal raw materials, which include copper, brass, steel and plastic, are widely available and need not be specially manufactured for our use. Certain of the raw materials used in the hardfacing products of our filler metals product line, such as cobalt and chromium, are available primarily from sources outside the United States, some of which are located in countries that may be subject to economic and political conditions that could affect pricing and disrupt supply. Although we have historically been able to obtain adequate supplies of these materials at acceptable prices, restrictions in supply or significant increases in the prices of copper and other raw materials could adversely affect our business. The price of copper and steel fluctuate widely. For example, as of July 2008, the cost of copper and steel was $4.25 per pound and $0.40 per pound, respectively, but declined to $1.35 per pound and $0.24 per pound, respectively, in December 2008, increased to $3.15 per pound and $0.30 per pound, respectively, by December 2009, and stood at $4.15 per pound and $0.31 per pound, respectively, as of December 2010. During 2008 and 2007, we experienced significantly higher than historical average inflation on materials such as copper, steel, and brass which detrimentally impacted our gross margins. For 2009, the cost of these materials fluctuated significantly in the marketplace with minimal impact on our gross margins, as the cost of previously purchased amounts and purchase commitments were reflected in the cost of goods sold.

Material costs, particularly copper and brass, declined early in the year and increased during the remainder of 2010 to levels approaching the higher prices experienced in the summer of 2008 prior to the precipitous collapse in the fourth quarter of 2008. We also purchase certain manufactured products that we either use in our manufacturing processes or resell. These products include electronic components, circuit boards, semiconductors, motors, engines, pressure gauges, springs, switches, lenses, forgings, filler metals and chemicals. Some of these products are purchased from international sources and thus our cost can be affected by foreign currency fluctuations. We believe our sources of such products are adequate to meet foreseeable demand at acceptable prices.

Research, Development and Technical Support

We have development and sustaining engineering groups for each of our product lines. The development engineering group primarily performs process and product development work to develop new products to meet our customer needs. The sustaining engineering group provides technical support to the operations and sales groups for established products. As of December 31, 2010, we employed approximately 100 people in our development and sustaining engineering groups, split among engineers, designers, technicians and graphic service support. Our engineering costs consist primarily of salaries, benefits for engineering personnel and project expenses, with $4.0 million of expenditures in 2010 related to research for new product development.

Competition

We believe we have three types of competitors: (1) three full-line welding equipment and filler metal manufacturers (Lincoln Electric Company; ESAB, a subsidiary of Charter PLC; and several divisions of Illinois Tool Works, Inc., including the ITW Miller and ITW Hobart Brothers divisions); (2) many single-line brand-specific competitors; and (3) a number of low-priced small niche competitors. Our large competitors offer a wide portfolio of product lines with an emphasis on filler metals and welding power supplies and lines of niche products. Their position as full-line suppliers and their ability to offer complete product solutions, filler metal volume, sales force relationships and fast delivery are their primary competitive strengths. Our single-line, brand-specific competitors emphasize product expertise, a specialized focused sales force, quick customer response time and flexibility to special needs as their primary competitive strengths. The low-priced manufacturers primarily use low overhead, low market prices and direct selling to capture a portion of price-sensitive customers’ discretionary purchases. International competitors have been less effective in penetrating the U.S. domestic markets due to product specifications, lack of brand recognition and their relative inability to access the welding distribution market channel.

We expect to continue to see price pressure in the segments of the market where little product differentiation exists. The trends of improved performance at lower prices in the power source market and further penetration of the automated market are also expected to continue. Internationally, the competitive profile is similar, with overall lower market prices, more fragmented competition and a weaker presence of larger U.S. manufacturers.

We compete on the performance, functionality, price, brand recognition, customer service and support and availability of our products. We believe we compete successfully through the strength of our brands, by focusing on technology development and offering innovative industry-leading products in our niche product areas.

Employees

As of December 31, 2010, we employed approximately 1,900 people, 500 of whom were engaged in sales, marketing and administrative activities, and 1,400 of whom were engaged in manufacturing or other operating activities. During 2009, we reduced our workforce in response to the decline in global economic conditions. By contrast, at December 31, 2008 our workforce was approximately 2,500 people, 500 of whom were engaged in sales, marketing and administrative activities, and 2,000 of whom were engaged in manufacturing or other operating activities. None of our U.S. workforce is represented by labor unions, while most of the manufacturing employees in our foreign operations are represented by labor unions. We believe that our employee relations are satisfactory. We have not experienced any significant work stoppages.

Patents, Licenses and Trademarks

Our products are sold under a variety of trademarks and trade names. We own trademark registrations or have filed trademark applications for all of our trade names that we believe are material to the operation of our businesses. We also have 250 issued patents and 70 pending patents and from time to time we acquire licenses from owners of patents to apply such patents to our operations. We do not believe any single patent or license is material to the operation of our businesses taken as a whole.

Properties

We operate manufacturing facilities in the United States, Italy, Malaysia, Australia, China and Mexico and lease distribution facilities in the United States, England and Canada. We consider our plants and equipment to be modern and well-maintained and believe our plants have sufficient capacity to meet future anticipated expansion needs.

We lease a 19,500 square-foot facility located in St. Louis, Missouri, that houses our executive offices, as well as some of our centralized services.

The following table describes the location and general character of our principal properties of our continuing operations as of December 31, 2010:

	Building Space
Location of Facility	(sq. ft)	Number of Buildings

West Lebanon, New Hampshire	157,470	5 buildings (office, manufacturing, sales training)
Denton, Texas	235,420	4 buildings (office, manufacturing, storage, sales training)
Roanoke, Texas	177,000	1 building (manufacturing, warehouse)
Hermosillo, Sonora, Mexico	109,800	1 building (office, manufacturing)
Oakville, Ontario, Canada	43,680	1 building (office, warehouse)
Cigweld, Malaysia/Selangor, Malaysia	127,575	1 building (office, warehouse)
Melbourne, Australia	273,425	2 buildings (office, manufacturing, warehouse)
Kuala Lumpur, Malaysia	60,000	1 building (office, manufacturing)
Bowling Green, Kentucky	188,108	1 building (office, manufacturing, warehouse)
Milan, Italy	32,000	3 buildings (office, manufacturing, warehouse)
Chino, California	31,800	1 building (warehouse)
Ningbo, China	44,187	1 building (office, manufacturing, warehouse)

All of the above facilities are leased, except for the manufacturing facilities located in Australia, which facilities are owned. We also have additional assembly and warehouse facilities in the United Kingdom and Australia.

Legal Proceedings

Our operations are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the generation, handling, storage, use, management, transportation and disposal of, or exposure to, hazardous materials and employee health and safety. We are currently not aware of any citations or claims filed against us by any local, state, federal and foreign governmental agencies, which would be reasonably likely to have a material adverse effect on our financial condition or results of operations.

As an owner or operator of real property, we may be required to incur costs relating to the investigation and remediation of contamination at properties, including properties at which we dispose waste, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources. We are aware of environmental conditions at certain properties which we now own or lease or previously owned or leased, which are undergoing remediation; however, we do not believe the cost of such remediation would be reasonably likely to have a material adverse effect on our business, financial condition or results of operations.

Certain environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act and analogous state laws, provide for liability without regard to fault for investigation and remediation of spills or other releases of hazardous materials. Under such laws, liability for the entire cleanup can be imposed upon any of a number of responsible parties. Such laws may apply to conditions at properties presently or formerly owned or operated by us or our subsidiaries or by their predecessors or previously owned or operated by unaffiliated business entities. We have in the past and may in the future be named a potentially responsible party at off-site disposal sites to which we have sent waste. We do not believe the ultimate cost relating to such properties or sites would be reasonably likely to have a material adverse effect on our financial condition or results of operations.

In October 2010, two identical purported class action lawsuits were filed in connection with the Merger in the Circuit Court of St. Louis County, Missouri against the Company, the Company’s directors, and Irving Place Capital. The actions are entitled Israeli v. Thermadyne Holdings Corp., et al., 10SL-CC04238, and Shivers v. Thermadyne Holdings Corp., et al., 10SL-CC04383, and, on November 12, 2010, the Circuit Court ordered the consolidation of the two actions pursuant to a stipulation of the parties. Both complaints allege, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders, including their duties of loyalty, good faith, and independence, by entering into a merger agreement which provides for inadequate consideration to stockholders of the Company, and that the Company and Irving Place Capital aided and abetted the directors’ alleged breach of fiduciary duty. The plaintiffs sought injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement, or in the event the defendants consummated the transactions contemplated by the Merger Agreement, rescission of such transactions, and attorneys’ fees and expenses.

On November 25, 2010, the Company, the Company’s directors and Irving Place Capital entered into a memorandum of understanding with the plaintiffs regarding the settlement of these actions. Pursuant to the memorandum of understanding, counsel to the plaintiffs conducted certain confirmatory discovery. On April 22, 2011, the Company, the Company’s directors and Irving Place Capital entered into a Stipulation and Agreement of Settlement (the “Stipulation of Settlement”) with the plaintiffs regarding the settlement of these actions. The Stipulation of Settlement is subject to customary conditions, including court approval following notice to the Company’s stockholders. The Circuit Court has scheduled a hearing for June 30, 2011 at 9:00 a.m. at which point the Circuit Court will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the Circuit Court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the Merger, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law), pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. Furthermore, in connection with the settlement, the plaintiffs intend to seek an award of attorneys’ fees and expenses not to exceed $399,000, subject to court approval, and defendants have agreed not to oppose this request. There can be no assurance that the Circuit Court will approve the settlement even though the parties have entered into the Stipulation of Settlement. If the Circuit Court does not approve the proposed settlement, the proposed settlement as contemplated by the Stipulation of Settlement may be terminated.

As of March 31, 2011, we were a co-defendant in 102 cases alleging manganese-induced illness. Manganese is an essential element of steel and is contained in all welding filler metals. We are one of a large number of defendants. The claimants allege that exposure to manganese contained in the welding filler metals caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. As of December 31, 2009, 144 of these cases had been filed in, or transferred to, federal court where the Judicial Panel on Multidistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio. As of March 31, 2011, that number had been reduced to 20 cases. We have been dismissed from over 1,400 cases with similar allegations. In cases where the alleged exposure to fumes from Stoody welding filler metals occurred prior to June 30, 1997, another entity is defending the cases. While there is uncertainty relating to any litigation, management is of the opinion that the outcome of such litigation is not reasonably likely to have a material adverse effect on our financial condition or results of operations and no reserve has been established for them.

All other legal proceedings and actions involving us are of an ordinary and routine nature and are incidental to our operations. Management believes that such proceedings are not, individually or in the aggregate, reasonably likely to have a material adverse effect on our business or financial condition or on the results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information with respect to the individuals who are serving as the members of our Board of Directors (the “Board of Directors” or the “Board”) as well as information relating to our executive officers:

Name	Age	Position(s)

Michael A. McLain	60	Executive Chairman and Director
Martin Quinn	54	President, Chief Executive Officer and Director
Steven A. Schumm	58	Executive Vice President — Chief Financial and Administrative Officer
Terry A. Moody	48	Executive Vice President — Global Operations
Nick H. Varsam	49	Vice President, General Counsel and Corporate Secretary
James O. Egan	62	Director
Douglas R. Korn	48	Director
Joshua H. Neuman	37	Director
C. Thomas O’Grady	60	Director
Eric K. Schwalm	52	Director

Michael A. McLain became a director and Chairman of the Board immediately upon completion of the Merger on December 3, 2010. He has been an advisor to Irving Place Capital since October 2008 and has had extensive experience working with private equity-backed companies. Mr. McLain was formerly President, Chief Executive Officer and Director of Aearo Technologies, a leading industrial and consumer safety company from 1998 through April 2008 when Aearo was purchased by 3M Corporation. Irving Place Capital was the primary shareholder of Aearo Technologies from 2004 to 2006. Prior to this he served as President and Chief Executive Officer of DowBrands, Inc., a large manufacturer of household consumer products that was sold to S. C. Johnson and Son, Inc. in 1998. He is currently a Director of PlayCore Holdings, Inc., an Irving Place Capital portfolio company, Timex Corporation and Porex Corporation. Mr. McLain’s extensive experience in the industrial products and consumer products industries, together with his previous experience with Irving Place Capital portfolio companies, make him a valuable member of the Board of Directors in providing strategic and operational counsel to management as well as critical guidance on working collaboratively with our principal stockholder to grow the value of our business and enhance our products’ brand strength and technologies.

Martin Quinn has been with us for over 26 years, since joining a predecessor company in 1984. He was appointed President in August 2009, Chief Executive Officer in April 2011 and became one of our directors immediately upon completion of the Merger on December 3, 2010. From April 2005 to August 2009, he served as our Executive Vice President of Global Sales. From 1999 to March 2005, Mr. Quinn served as Vice President Marketing and Sales — Asia Pacific. Prior to that, he was Managing Director — Asia. He was previously employed by Newsteel Pty. Ltd and Readymix Concrete Pty Ltd. He currently serves on the finance committee of the American Welding Society. Mr. Quinn’s in-depth knowledge of all elements of our business, developed over his more than 26 years’ experience in every aspect of managing the Company, from running manufacturing facilities to building businesses from scratch in Asia, and leadership of the Company bring the knowledge and successful hands-on experience critical to helping the Board of Directors establish and oversee the execution of the Company’s strategic business plans and priorities.

Steven A. Schumm joined us in August 2006 as Executive Vice President, Chief Financial Officer and Chief Administrative Officer, after serving as a consultant for us since April 2006. He has over 30 years of accounting and financial experience. He was previously employed for one year as Chief Financial Officer of LaQuinta Corporation, a publicly traded limited service hotel owner and operator, prior to its purchase by Blackstone Group. He served for seven years as Chief Administrative Officer and interim Chief Financial

Officer of Charter Communications Inc., a publicly traded cable service provider, and for 25 years, including 15 years as a partner, with the independent public accounting firm Ernst & Young LLP.

Terry A. Moody joined us in July 2007 as Executive Vice President of Global Operations. He was formerly employed for over two years by Videocon Industries, a privately held manufacturer of high end digital products, where he served as the Chief Operating Officer and Senior Vice President of Americas and Europe. Prior to Videocon, he was employed for 11 years with Thomson S.A., the French consumer electronics company, where he served the last three years of his employment as General Manager and Vice President of Americas Displays.

Nick H. Varsam joined us in July 2009 as Vice President, General Counsel and Corporate Secretary. He has been an attorney specializing in securities transactions and compliance, mergers and acquisitions and corporate governance for over 20 years. Prior to joining us, he was a partner with the St. Louis-based law firms Armstrong Teasdale LLP from January 2007 to February 2009 and Blackwell Sanders LLP from July 2006 to December 2006. From 2001 to 2005, he was Vice President, General Counsel and Secretary of Huttig Building Products, Inc., a publicly traded distributor of residential building products. Prior to joining Huttig, he was a partner with the law firm Bryan Cave LLP.

James O. Egan was appointed to our Board of Directors and as Chairman of our Audit Committee in March 2011. Mr. Egan served as a Managing Director of Investcorp International, Inc., an alternative asset management firm specializing in private equity, hedge fund offerings and real estate and technology investments, from 1998 through 2008. Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers (formerly Coopers & Lybrand) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. He currently serves as a director of PHH Corporation, where he is non-executive chairman of the board and chairman of the audit and governance committees. Mr. Egan’s more than 40 years of business experience across numerous industries and public and private companies, including 25 years of public accounting experience and 10 years of private equity experience, bring to the Board of Directors a wide range of strategic, operational and financial qualifications and skills to contribute as a director.

Douglas R. Korn became one of our directors immediately upon completion of the Merger on December 3, 2010. Mr. Korn is a Senior Managing Director of Irving Place Capital. His areas of investment focus include consumer products and general industrial businesses. From 1999 to 2008, he was a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner and Executive Vice President of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. and the predecessor to Irving Place Capital. Prior to joining Bear Stearns in January 1999, he was a Managing Director of Eos Partners, L.P., an investment partnership. He has previously worked in private equity with Blackstone Group and in investment banking with Morgan Stanley. He currently serves as a director of Vitamin Shoppe Industries, Inc. and on the board of directors or as chairman of several private companies and charitable organizations. As a result of these and other professional experiences, Mr. Korn possesses particular knowledge and experience in finance and capital structure and design and oversight of management compensation plans, each of which strengthen the Board’s collective qualifications, skills and experience.

Joshua H. Neuman became one of our directors immediately upon completion of the Merger on December 3, 2010. Mr. Neuman is a Managing Director of Irving Place Capital. His current areas of investment focus include business and financial services and general industrial businesses. Prior to joining Irving Place Capital in 2001, he worked at Donaldson, Lufkin, and Jenrette in the Real Estate Merchant Banking and Leveraged Finance groups. He currently serves as a director of Ironshore, Inc. Mr. Neuman’s experience in business and financial services and general industrial businesses allows him to contribute the knowledge of industry, market and financial standards and benchmarks to help the Board identify, measure and oversee management’s execution of our business priorities.

C. Thomas O’Grady was appointed to our Board of Directors in May 2011. Mr. O’Grady has served as Senior Vice President, Business Development of Cooper Industries plc since 2005. He joined Cooper from Roper Industries, where he served as Vice President, Mergers and Acquisitions, since 2001. Previously,

Mr. O’Grady worked for FMC Corporation as Corporate Director of Acquisitions. Mr. O’Grady’s extensive experience in corporate development, including mergers and acquisitions, brings to the Board of Directors the critical insight needed to develop and execute an acquisition growth strategy and identify and evaluate new market opportunities.

Eric K. Schwalm was appointed to our Board of Directors in May 2011. Mr. Schwalm is Vice President and a director and partner of Bain & Company. He joined Bain in 1987 and was promoted to partner in 1993. Mr. Schwalm leads the North American Industrial Practice Group and is an active member of the Consumer Products and Organizational Effectiveness Practice Groups of Bain. Prior to joining Bain, Mr. Schwalm worked in business planning for Ford Motor Company and at Dravo Engineering Company. Mr. Schwalm brings to the Board many years of experience in the development of global industrial end markets and product platforms, and with global organizational development and management systems, which enhances the Board’s strategic oversight capabilities and effectiveness.

The Board of Directors and Committees of the Board

Our Board of Directors is composed of seven directors. Each director serves for an annual term and until his successor is elected and qualified. As a result of Irving Place Capital’s control of our parent Technologies, Irving Place Capital has the ability to designate all of our directors and to remove any or all of our directors that it appoints.

Prior to the Merger, committees of the Board performed certain delegated Board functions. These committees included the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Effective on the date of the Merger, these committees were dissolved. Until the appointment in March 2011 of an Audit Committee and a Compensation Committee, discussed below, no new committees were formed and all functions of the dissolved committees have been performed by the full Board of Directors.

Although not formally considered by our Board because our securities are not registered or traded on any national securities exchange, we believe that three of our directors, Mr. Egan, Mr. O’Grady, and Mr. Schwalm, would be considered “independent” for either Board or Audit or Compensation Committee purposes based upon the listing standards of NASDAQ, the exchange on which our common stock was listed prior to the Merger. We believe our other four directors would not be considered independent because of their relationships with affiliates of Irving Place Capital, which own approximately 99% of our outstanding common stock on a fully diluted basis, and employment and other relationships with us, all as described more fully under “Certain Relationships and Related Party Transactions.”

Our Board has considered that there are no transactions, relationships or arrangements between the Company and Mr. Egan, Mr. O’Grady or Mr. Schwalm and has affirmatively determined that Mr. Egan, Mr. O’Grady and Mr. Schwalm are independent. In addition, Mr. Egan meets the heightened criteria for independence applicable to members of audit committees under SEC rules and NASDAQ listing standards.

Effective March 8, 2011, we appointed an Audit Committee comprised of James O. Egan and Joshua H. Neuman, with Mr. Egan serving as the Committee’s Chairman, and the Board of Directors determined that Mr. Egan qualifies as an “audit committee financial expert” as defined under SEC rules. We also appointed a Compensation Committee comprised of Mr. Neuman and Douglas R. Korn, with Mr. Korn serving as the Committee’s Chairman. We do not have a Nominating and Corporate Governance Committee. Messrs. Korn and Neuman, along with Michael A. McLain and Martin Quinn, are not considered independent.

EXECUTIVE COMPENSATION

Overview

Prior to the Merger, our Board had a standing Compensation Committee that assisted the Board in discharging its responsibilities relating to the compensation of the executive officers named in the Summary Compensation Table below (the “named executive officers”) and other management employees. The Compensation Committee operated pursuant to a written charter adopted by the Board and was responsible for establishing and administering our executive compensation program. Upon consummation of the Merger, the incumbent members of our Board of Directors, including the members of the Compensation Committee, resigned, new members of the Board of Directors were elected and the Compensation Committee was dissolved. Upon completion of the Merger and until March 8, 2011, we did not have a Compensation Committee, and the Board of Directors as a whole performed its functions. On March 8, 2011, the Board appointed Messrs. Korn and Neuman to a newly constituted Compensation Committee.

The establishment and administration of our current executive compensation program is the responsibility of the Compensation Committee. While several components of our executive compensation program that existed prior to the Merger may remain largely unchanged in fiscal 2011, as more fully described below, our Compensation Committee will work closely with management to evaluate our long-term compensation program and philosophy. It is, therefore, too soon to comment extensively on our forward-looking compensation philosophy.

Per SEC rules, the compensation information set forth below for the named executive officers includes the acceleration of vesting of unvested stock options, restricted stock and long-term performance cash awards and the cash-out of all such outstanding awards upon the consummation of the Merger. In addition, the compensation information for the named executive officers set forth below includes the grant date fair value of awards of options to purchase shares of common stock of Technologies, our parent, granted upon completion of the Merger, which are currently intended to be in lieu of future annual grants. As a result, a significant portion of the stated total 2010 compensation for the named executive officers consists of the above-mentioned nonrecurring items.

Compensation Discussion and Analysis

Introduction

The following Compensation Discussion and Analysis describes our executive compensation program for 2010 and, where we indicate specifically, certain elements of our 2011 program. The Compensation Committee of the Board of Directors, which for purposes of this discussion we refer to as the “Committee,” was responsible for administering, establishing and recommending to the Board of Directors the total compensation package of the named executive officers determined prior to the completion of the Merger. For purposes of discussion of the processes, decisions and analyses by the Committee prior to the Merger, references to the “named executive officers” include Messrs. Quinn, Moody, Schumm, and Terry Downes, our former Executive Vice President — Chief Operating Officer. Mr. Varsam was not considered an “executive officer” as contemplated under SEC rules until after the completion of the Merger. Certain elements of compensation were determined in connection with the completion of the Merger by the Board of Directors, as discussed below.

Philosophy and Goals of Executive Compensation Program

We recognize that our ability to grow profitably and exceed our customers’ expectations depends on the integrity, knowledge, skill, creativity and work ethic of our employees, and these are core values on which we place the highest value. To that end, we strive to create a work environment that rewards results and commitment, provides meaningful work and advancement opportunities to our employees, and takes into account the changing demands and challenges that our employees face during uncertain economic times.

The primary purposes of the total compensation package we provide to our named executive officers are (i) to attract, retain and motivate highly talented individuals to achieve business success without compromising our core values in a highly competitive marketplace and (ii) to establish a strong link between pay and performance at both the Company and the individual level. Particularly during a time of economic challenges, we believe that hiring and retaining executives with the skill and knowledge necessary to meet the demands that we face is especially important. Because such talent is critical to our future, we must be competitive in attracting and retaining our key executives.

The Committee designed our executive compensation program to provide competitive opportunities to our executives, as well as motivate them to achieve the performance goals that our Board of Directors establishes as part of our annual business plan. We strive to align our compensation program with our business plan so that we may accomplish the following additional objectives:

•	support our position as an industry leader in the cutting and welding industry;

•	motivate and inspire employee behavior that creates a culture of top performance and exceeding customer expectations;

•	achieve our operational and strategic business initiatives; and

•	increase stockholder value.

With these goals in mind, we measure the success of our compensation program by:

•	the Company’s overall business performance, including whether we achieve or surpass our business performance goals;

•	the level of active engagement and initiative of our employees;

•	the retention and, as the circumstances merit, addition of key employees who are best positioned to help us achieve our business success; and

•	our ability to generate greater rewards commensurate with greater individual contributions toward both short-term and long-term performance.

Elements of Executive Compensation Program

The key elements of our executive compensation package during 2010 were base salary, annual cash incentive awards and long-term equity and cash incentive awards. For 2011, the key elements are base salary, annual cash incentive awards and one-time grants of options to purchase common stock of our parent Technologies.

Compensation Element	Key Features

Base salary	Rewards short-term performance by providing fixed amount of compensation for performance of day-to-day executive responsibilities commensurate with level of experience and respective executive position; set at a level that is competitive with external opportunities — typically, but not always, set at the midpoint of our Peer Group — and adjusted based on consideration of internal pay equity, individual performance and changes in the executive’s role or the nature and scope of his or her responsibilities.
Annual cash incentive award	Rewards short-term performance by providing short-term, incentive-based cash payment for achieving financial targets and other business objectives established at start of each year.
Long-term incentive award	Designed to reward long-term performance, build executive stock ownership and retain executives. Prior to the Merger, our long-term incentive awards were designed as annual awards of a combination of time-based or performance-based restricted stock and stock options and performance-based cash over a multi-year time horizon. These awards were cashed out in connection with the Merger. Upon completion of the Merger, long-term incentives are designed as one-time grants of stock options that vest over time and have increasing exercise prices to incentivize employees to increase stockholder value.
Other compensation	Perquisites and matching contributions to the 401(k) plan.

We have designed our executive compensation program and practices effectively to serve the interests of our stockholder(s) and motivate our executives to contribute to the Company’s future success without encouraging unnecessary or excessive risk-taking. Specifically, we believe that our executive compensation program reflects an appropriate mix of compensation elements and carefully balances current and long-term performance objectives, cash and equity compensation, and risks and rewards associated with executive responsibilities. The following features of our incentive-based compensation program prior to the Merger illustrate this point:

•	our performance goals and objectives and their associated performance periods reflected a balanced mix of performance measures designed to avoid excessive weight on a certain goal or performance measure or incentives for excessive risk taking;

•	our annual incentives provided a defined range of payout opportunities based on percentages of target payouts and did not rely on a single performance metric;

•	average three-year performance targets (or in the case of 2010, five-year performance targets) and three-year time-vesting for certain of our long-term incentive awards discouraged short-term risk taking;

•	equity incentive awards were granted annually so executives always had unvested awards that could decrease significantly in value if our business was not managed successfully for the long term; and

•	the Committee retained discretion to adjust compensation based on the quality of Company and individual performance and adherence to the Company’s Code of Ethics, Code of Business Conduct and other key policies, among other considerations.

Following the Merger, the Board of Directors of Technologies, whose sole asset is 100% of the outstanding capital stock of the Company, granted each of the named executive officers, along with other key management employees, options to purchase shares of common stock as long-term incentive awards and offered each of these employees the opportunity to invest in the equity of Technologies to align their interests with Technologies’ stockholders. See “— Long-Term Incentive Awards.” In March 2011, the newly appointed Committee determined to continue our annual cash incentive plan, with certain changes in financial performance goals, as discussed below. See “— Post Fiscal Year Compensation Actions — Annual Incentive Plan — 2011 Performance Targets, Bonus Funding and Allocation.”

Based on the above combination of program features, we believe that our incentive-based compensation has motivated our executives to manage the Company in a manner that does not involve taking risks that are inconsistent with the Company’s best interests.

Prior to the Merger, the Committee considered the total compensation package that we pay to each executive when it approved or recommended to the Board of Directors for approval awards of any cash and non-cash compensation or adjustments to a named executive officer’s base salary. In addition, the total compensation that a named executive officer received in previous years was also considered, including amounts realizable from prior equity grants.

In connection with the Merger, certain of the named executive officers entered into amendments of their employment agreements, as discussed below. The base salaries and other components of compensation of the named executive officers set forth in their respective employment agreements remained unchanged as a result of the Merger. See “— Employment Agreements.”

Base Salary

The base salary for each named executive officer is intended to reflect the external market value of his particular position and responsibilities, adjusted as appropriate to reflect his individual experience, qualifications and contributions, our economic and business environment, and the level of base salary as a percentage of total target and actual compensation. The Committee generally targeted the median base salary level (50th percentile) of the market data it obtained with the assistance of its executive compensation consultant, as we discuss below. However, the Committee did not believe it was appropriate to establish compensation levels solely based on benchmarking and considered other factors that may lead to a decision to set base salaries for any named executive officer, or all of them, above or below the market median in any given year. While the principal executive officer did not have the authority to determine the other named executive officers’ compensation, the Committee thoroughly considered his recommendations, along with benchmarking data, tally sheets and internal equity factors, to assist it in determining the compensation of the named executive officers, other than the principal executive officer.

Annual Cash Incentive Awards

The Committee believed that, to meet the objectives of the executive compensation program, a significant portion of the total compensation of the named executive officers should be tied to the achievement of established performance goals for the Company and the individual officer. The Committee used annual cash incentive awards as a component of compensation to encourage effective performance relative to the Company’s annual business plan priorities and to the overall financial performance of the Company. At the beginning of each year, the Committee established the levels of awards and the associated performance goals under an Annual Incentive Plan in which all salaried employees, including the named executive officers, were eligible to participate. During the first quarter of the following year, the Committee determined whether the goals were met for the recently completed fiscal year, and approved or recommended to the Board for approval the annual incentive awards for the performance year.

The Committee allocated cash awards from an overall bonus pool that was funded based on the achievement of the Company’s financial goals and on other critical initiatives outlined in the Company’s business plan. Prior to 2010, the amount of the bonus pool funding was based on the aggregate of the target bonus amounts of all eligible participants as outlined in our salary grade guidelines, subject to the achievement of minimum financial performance results and Company-wide business initiative goals established in the annual business plan. For 2010, the Committee decided to fund the bonus pool solely through the achievement of Company financial performance targets, which it considered more representative of a “pay for performance” plan design.

Prior to 2010, we used EBITDA and ROIOC, as defined below, as the two key financial measurements for purposes of our business plan and the assessment of our corporate performance against our plan.

•	“EBITDA” is a non-GAAP financial measure that we consider an important metric representing our underlying and continuing operating results. In this context, we define “EBITDA” as earnings before interest, taxes, depreciation, amortization, LIFO adjustments, stock-based compensation expense, minority interest, post-retirement benefit expense in excess of cash payments and nonrecurring items such as severance accruals and restructuring costs. EBITDA is also a measure that investors and lenders commonly use to value businesses and is included as a key metric of our financial covenants in our debt agreements.

•	“ROIOC,” or return on invested operating capital, is calculated by dividing EBITDA by operating capital. “Operating capital” means working capital plus the value of the Company’s property, plant and equipment plus the value of patents and trademarks.

Prior to 2010, we also used ROIOC, measured over multiple years, as the performance target for certain of our long-term incentive awards, as we discuss below.

For 2010, the Board, upon the recommendation of the Committee, approved the establishment and funding of the annual plan bonus pool based on the achievement of targeted levels of revenue growth over 2009 and EBITDA as a percentage of revenue. See “— Executive Compensation for 2010 — Annual Cash Incentive Awards — Decisions and Analysis.”

Historically there were no material differences in the Company’s annual incentive award goals among the individual named executive officers. Each named executive officer, along with all other members of our management team, had pre-determined annual incentive plan target bonuses and was eligible for a target bonus opportunity based on a percentage of the officer’s base salary. The individual performance score for a named executive officer was based on the officer’s success in achieving certain performance targets established for the year in the Company’s business plan. The Board of Directors typically reviewed and approved our business plan, including the priorities and performance objectives for the year, at the beginning of each year. The Board, with input from the Committee, also established the principal executive officer’s individual performance targets for the year based upon the Company’s business plan. The principal executive officer set the individual targets for each of the other named executive officers at the beginning of each year, with input from the individual officers. At the end of the year, the principal executive officer evaluated the performance of each of the other named executive officers and presented his evaluations to the Committee. The Committee provided the final approval of each named executive officer’s performance score.

Long-Term Incentive Awards

Prior to the Merger, leaders of the Company, including the named executive officers, who the Committee believed had the greatest ability to influence stockholders’ return on their investment, were eligible for long-term incentive awards. Our goal was to financially reward leaders who positively impact this important measure of Thermadyne’s long-term performance in enhancing stockholder value. The Committee approved or recommended to the Board for approval all long-term incentive awards, typically during the first quarter of each year. Prior to the Merger, long-term incentive awards took the form of (i) grants of stock options and restricted stock issued under our then existing stock incentive plan, some of which had vesting provisions tied to continued service or achievement of performance targets, or both, and (ii) performance-based cash awards.

The Committee generally issued long-term incentive awards at the beginning of each year to align grant dates with calendar year performance measurement periods. Out-of-cycle awards were occasionally granted depending on recruitment, promotion or retention needs, with appropriate consideration of the remaining portion of the performance cycle in determining the value of the award. The Committee delegated to the principal executive officer the authority to make equity grants to non-executive officers, including new hires and employees receiving promotions or special awards, and determine the specific terms and conditions of such grants within the Committee’s guidelines.

At the effective time of the Merger, each outstanding option to purchase shares of our common stock that was outstanding and unexercised as of immediately prior to the effective time of the Merger, whether vested or unvested, vested and was converted into the right to receive a cash payment equal to the number of shares of common stock subject to such option multiplied by the amount (if any) by which $15.00 exceeded the per share exercise price, less any applicable withholding taxes. In addition, at the effective time of the Merger, (i) all outstanding restricted stock awards vested and were converted into the right to receive a cash payment equal to $15.00 per share, less any applicable withholding taxes, and (ii) all outstanding performance cash awards vested and were paid in full in cash.

Upon completion of the Merger, Messrs. Quinn, Downes, Moody and Schumm purchased shares of common stock and preferred stock of Technologies with a portion of the proceeds they were entitled to receive under the terms of the Merger Agreement from the payout of stock options, restricted stock and long-term performance cash awards previously granted to them. Each of these officers purchased common shares and preferred shares in the same ratio and at the same purchase price as affiliates of Irving Place Capital purchased and paid for such stock. Also upon completion of the Merger, Technologies adopted its 2010 Equity Incentive Plan and granted to the named executive officers, along with other key management employees, options (subject to certain vesting requirements) to purchase additional shares of Technologies common stock on terms and conditions as further set forth in their option award agreements and the 2010 Equity Incentive Plan. See “— Technologies 2010 Equity Incentive Plan” below. We currently consider these as one-time option grants. There are no current plans for approving long-term equity grants to our named executive officers or other employees on an annual basis.

Other Compensation

Perquisites.  We provide limited perquisites to our named executive officers, and certain of our named executive officers do not receive any perquisites. During 2010, the only perquisites we provided to named executive officers were car allowances in the amount of $6,000 each for Messrs. Quinn and Downes.

Company Contributions to 401(k) Plan.  Substantially all of our employees are eligible to participate in the Thermadyne 401(k) Retirement Plan (the “401(k) Plan”), and we consider this to be a basic benefit. In the past, the Company has made discretionary cash contributions to the 401(k) Plan matching a percentage of the participating employee’s eligible compensation. Matching contributions are subject to service-based vesting requirements. In early 2009, the Company suspended its matching contributions in light of economic and business conditions. In 2010, the Company provided a matching contribution of 25% of the employee’s contribution (not to exceed 1.5% of eligible compensation), with the potential for a supplemental matching contribution based on the Company’s financial performance for the year. Based on the Company’s financial performance in 2010, the Board approved the supplemental discretionary matching contribution of 50% of the employee’s contributions (not to exceed 3.0% of the eligible compensation).

Key Considerations and Process in Reaching Executive Compensation Decisions

With the objectives and goals referenced above in mind, the Committee considered a number of factors and followed certain processes and policies when determining the key elements of executive compensation each year, as we discuss below.

Analytic Tools and Other Compensation-Related Factors

Use of Market Survey and Peer Group Data.  When making compensation decisions, we also considered the compensation of our principal executive officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies that we considered a representative peer group. The Committee was aware of the potential flaws and biases of benchmarking and the use of survey data as an analytic tool in setting compensation for our named executive officers. However, while the Committee did not establish compensation levels solely or primarily based on benchmarking, it believed that information regarding pay practices and levels of compensation at other comparable companies was useful in two respects. First, it recognized that our total compensation package must be competitive in the marketplace to attract and retain our executive officers. Second, it considered this information a useful point of reference to assess the reasonableness of our compensation programs and decisions.

For 2010 compensation decisions, the Committee utilized Pay Governance LLC as its external compensation consultant to provide and assist with the analysis of market survey and peer group data on compensation paid to similarly situated executives at comparable companies or in comparable industries. Pay Governance, formerly a part of Towers Watson, also advised the Committee on competitive executive pay practices for executives and assisted in assessing and, when requested, identifying possible adjustments to our compensation program for the Committee’s consideration.

The Committee considered market survey data in establishing target compensation levels for the base salaries, annual incentive compensation and long-term incentive compensation of our senior management employees, including our named executive officers. For 2010 compensation decisions, Pay Governance provided to the Committee for its review market data across a large number of general industrial and manufacturing companies from the following compensation surveys:

•	Towers Watson Executive Compensation Database, comprised of general industry data from 428 companies;

•	Mercer Executive Compensation Survey, comprised of durable goods manufacturing industry data from 235 companies; and

•	Watson Wyatt Executive Compensation Survey, comprised of durable goods manufacturing industry data from 578 companies.

Pay Governance adjusted the survey data to an approximate revenue size of $500 million, using regression analysis to account for the differences in revenues among the companies included in the surveys. If data could not be regressed, Pay Governance provided tabular statistics for companies of comparable revenue size.

Pay Governance provided this analysis for base salary, total cash compensation (base salary and annual incentives) and total direct compensation (base salary, annual incentives and long-term incentives), and the Committee reviewed the market data at the 25th, 50th and 75th percentiles. The Committee generally considered a market competitive range for compensation to be at or near the 50th percentile of total compensation for similarly situated executive officers based on the market survey data. The Committee used this data as the basis for comparing the Company’s compensation for the principal executive officer and the other named executive officers against general market trends in light of the performance of the Company and the manufacturing industry in general. The Committee assessed comparative data on a position by position basis and took into account the relative responsibilities and level of experience of each named executive officer. The Committee also considered whether a particular executive officer’s total compensation opportunity should be higher or lower than the market 50th percentile based on individual performance, experience, past leadership roles and Company performance.

As a reference point for the market data and analysis provided by Pay Governance, the Committee reviewed the base compensation, annual cash incentive awards, long-term incentive awards and total compensation paid to executive officers at companies that had executive positions with responsibilities similar in breadth and scope to ours, and who had global businesses that we believe compete with us for executive talent. We refer to these companies, which we identify below, as our “Peer Group.” The Committee referred to Peer Group data as a benchmark for the executive compensation levels identified through the review of the broader market data. The Committee assessed comparative data on a position by position basis and took into account the relative responsibilities of each named executive officer.

The Committee selected the companies comprising the Peer Group based upon the recommendation of Pay Governance, who identified the companies based on the following business characteristics comparable to ours: (i) industry; (ii) revenue; (iii) market capitalization; and (iv) net income. The following companies comprised our Peer Group in 2010:

Altra Holdings Inc.	Columbus McKinnon Corp.	Kaman Corp.
Ameron International Corp.	ESCO Technologies, Inc.	Kaycon Corporation
Ampco — Pittsburgh Corp.	Federal Signal Corp.	Lydall, Inc.
Badger Meter Inc.	Franklin Electric Co, Inc.	Robbins & Myers Inc.
Blount International, Inc.	Gorman-Rupp Co.	Teradyne, Inc.
Brady Corp.	Graco, Inc.	Woodward Governor Co.
Cascade Corp.	K-Tron International, Inc.	Zebra Technologies Corp.
CIRCOR International Inc.

With the assistance of Pay Governance, the Committee reviewed the composition of the Peer Group annually to ensure that the comparator companies are representative of our Company based on existing market conditions. In 2010, the Committee reviewed data from the same Peer Group it used in 2009.

The specific compensation elements that the Committee benchmarked were base salary, total cash compensation (base salary plus annual incentive awards) and total compensation (total cash compensation and the value of any long term incentive awards). The Committee did not establish compensation levels solely based on the compensation data from the market surveys or the Peer Group. Instead, it used this information to confirm that the total compensation package we offered to our named executive officers was reasonable and competitive. Because the Peer Group information was only one of several analytic tools that the Committee used in setting executive compensation, the Committee used its discretion in determining the nature and extent of its use and whether any component of compensation or the total compensation of our named executive officers should be adjusted to fall at or within a range of any market percentiles.

Internal Equity.  Internal equity deals with the perceived worth of a job relative to other jobs within the Company. For the purpose of determining base salaries, the Company has placed a “worth” or “value” on jobs in relation to other jobs through a series of numeric grades that have been created within the Company. The principal executive officer and the chief operating officer are each on their own levels and have target bonus opportunities, as a percentage of their base salaries, of 60% and 50%, respectively, as specified in their employment agreements. The other named executive officers are in the same numeric grade, have a management title of executive vice president and, for 2010, had a target bonus opportunity of 40% of base salary. In 2010, Pay Governance provided the Committee with research and analysis on competitive data and guidance on overall compensation trends and strategies, to ensure that our base salary and target bonuses, when viewed from the standpoint of internal equity, are reasonable and aligned with competitive market conditions.

Compensation Planning Work Sheets.  To assist in the evaluation of the compensation package paid to an executive, the Committee used compensation planning work sheets, to which we also refer as “tally sheets.” Compensation planning work sheets set forth and allowed the Committee to assess the total compensation packages for each named executive officer, including base salary and bonuses, past and present equity grants, potential post-termination payments and other compensation elements. Working with the principal executive officer, our human resources department prepared tally sheets for each of the named executive officers. The Committee analyzed this information and referred to it when comparing against Peer Group benchmarks and determining each named executive officer’s total compensation package.

Equity Grant Practices.  The Committee did not permit backdating or re-pricing of stock options or SARs. Grant dates and exercise prices historically were set either on the date the Committee approved the awards or at a future date, e.g., the end of the quarter during which the grants were approved, as determined by the Committee or the principal executive officer with authority that the Committee or the Board delegated to him. The Committee did not time its equity grants in coordination with the release of material nonpublic information.

Employment Agreements.  Each of the named executive officers (including Mr. Varsam) has an employment agreement with the Company pursuant to which his initial base salary was established. The Committee reviewed the base salary of all named executive officers at least once a year to determine if an increase or, as was decided in early 2009, a decrease was warranted. These agreements also contain certain other compensation-related provisions, including bonus opportunities expressed as a percentage of their base salaries, payments in the event of certain types of termination of employment, and other benefits. The Committee believed that these agreements encouraged the continued attention and dedication of the named executive officers to the Company and motivated them to make decisions and provide insights as to the best interests of the Company and its stockholders without the distractions, uncertainties and risks created by the possible termination of their employment as a result of a change in control. A description of the material terms of each of these employment agreements, including amendments to certain of these agreements that became effective upon completion of the Merger, appears in the section “— Employment Agreements” below.

Accounting and Tax Treatment.  The Committee also considered the impact of accounting and tax treatment of various forms of compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a company’s principal executive officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, are not subject to the deduction limit if certain requirements are met. The Committee generally intended to structure the long-term incentive compensation granted to its named executive officers in a manner designed to avoid disallowance of deductions under Section 162(m). The Committee also considered the associated compensation expense relating to the grants of long-term equity incentive awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (ASC Topic 718).

Process of Establishing Key Elements of Compensation

Timing.  The Committee set, or recommended to the Board of Directors, annual levels of the key compensation elements for our named executive officers early in the fiscal year, typically in March, when prior year financial results became known. However, the Committee normally would begin the planning process, including its review of information regarding peer group practices and compensation, any new developments or trends in executive compensation and pay practices, and possible program changes, several months earlier. Also, throughout the year, the Committee monitored management’s performance against the compensation program objectives and targets and, as appropriate, identified possible future changes to the overall structure and individual elements.

Annual Performance Evaluations of Named Executive Officers Other Than the Principal Executive Officer.  In addition to evaluating market data, the Committee also reviewed the principal executive officer’s assessment of each of the named executive officers in determining any base salary adjustments for the named executive officers. The Committee also based annual bonuses, in part, on the achievement of individual performance targets and use of a “scorecard” system, as discussed above. Each named executive officer also prepared a self-evaluation annually, which was designed to elicit information about financial and management performance. The principal executive officer was primarily responsible for reviewing the self-evaluations of the named executive officers (other than his own), providing input and recommending to the Committee compensation adjustments based on this analysis. While the principal executive officer did not have the authority to determine the other named executive officers’ compensation, the Committee thoroughly considered his recommendations, along with benchmarking data, tally sheets and internal equity factors, to assist it in determining the compensation of the named executive officers other than the principal executive officer.

Annual Performance Evaluation of Principal Executive Officer.  The process for determining the principal executive officer’s total compensation package was similar to the process for determining base salaries of the other named executive officers. As part of this process, the Committee also reviewed information prepared by the Company’s human resources department, including market information on total cash and equity-based compensation of principal executive officers at Peer Group companies and one of our direct competitors, Lincoln Electric Holdings Inc. However, with respect to the principal executive officer only, each member of the Board completed a questionnaire concerning his performance during the past year, which the Committee then evaluated in light of the Company’s overall financial performance and achievement of business plan objectives established at the beginning of the year. The Committee used the evaluations and its own assessment to (i) determine or recommend to the Board compensation adjustments, if any, and (ii) provide feedback to the principal executive officer. The Committee used all of the above information to develop and recommend to the Board for approval the base salary, annual cash incentive award and long-term incentive award for the principal executive officer.

Use of Discretion.  While individual bonus amounts were substantially established by performance measured against pre-established business initiative goals, the Committee did not limit its performance assessment to a rigid or strictly formulaic calculation. That is, neither the annual cash incentive plan nor the long term incentive plan operated in a manner such that if certain goals were attained, whether they were specific to the Company, a particular business unit or function, or the individual, the executive would automatically receive a specified level of compensation. As such, the Committee retained discretion to adjust the amount of individual awards, and it could do so under circumstances such as, but not limited to, the completion of projects that added significant value to the Company, tenure of a named executive officer in his particular role, adjustments for partial years of employment or other subjective determinations by the Committee of an individual’s performance. The named executive officer was then awarded a percentage bonus in correlation to the Company’s and the executive’s individual performance score.

Executive Compensation for 2010

Base Salary — Decisions and Analysis

The Committee determined not to increase the base salaries of the named executive officers for 2010. The Committee reached its decision after considering the base salary increases for Messrs. Quinn and Downes in connection with their promotions in August 2009, the recommendations of the principal executive officer with respect to the other named executive officers, and the restoration, effective January 1, 2010, of the 2009 reductions of the base salaries of Messrs. Schumm and Moody.

Annual Cash Incentive Awards — Decisions and Analysis

In March 2010, upon the recommendation of the Committee, the Board approved the performance targets for determining the funding and payout of annual incentive bonuses under our Annual Incentive Plan for the named executive officers with respect to our 2010 fiscal year. Under the Annual Incentive Plan, the annual bonus pool for 2010 would be funded based on the achievement of targeted levels of revenue growth over 2009 and EBITDA, as discussed in detail below, as a percentage of revenue.

The performance targets for funding the 2010 annual cash incentive bonus pool were as follows:

•	$40.4 million in EBITDA, after giving effect to bonus funding, was the minimum required to fund any portion of the bonus pool;

•	EBITDA margin of 10.5% and revenue growth of 6.0% would fund 50% of the target bonus pool, representing $2.14 million;

•	Target EBITDA as a percentage of revenue, or EBITDA margin, was 13.0% and target revenue growth was 9.0%, which would fund 100% of the target bonus pool of $4.3 million; and

•	Maximum bonus pool funding of $8.6 million, or 200% of target bonus pool, could be achieved with EBITDA margin of 16.0% and revenue growth of 12.0%.

The actual funding of the bonus pool between the minimum and maximum funding levels was based upon a matrix providing for incremental increases in bonus funding up to but not to exceed 50% of the incremental EBITDA contribution to the bonus pool.

Allocation to the named executive officers (and to other eligible participants) of the funded bonus pool was based on a combination of their target bonus opportunity as a percentage of their respective base salaries, the level of the Company’s financial performance (the same performance targets that fund the bonus pool) and individual performance factors, as follows:

		Performance Weighting
Name	Target %	Financial	Individual

Martin Quinn	60%	85%	15%
Terry Downes	50%	80%	20%
Terry A. Moody	40%	80%	20%
Steven A. Schumm	40%	80%	20%
Nick H. Varsam	30%	70%	30%

Individual performance could include all or any combination of Company financial performance, successful achievement of business plan objectives, and personal goals tied to the business plan objectives. The principal executive officer was responsible for determining individual performance for each of the named executive officers and making recommendations to the Committee with regard to level of achievement of such performance goals.

In March 2011, the newly appointed Compensation Committee assessed the Company’s financial performance to determine the funding of the bonus pool and, along with the accomplishment of individual performance goals of the named executive officers, the allocation of the bonus pool to the named executive officers and other participants in the Annual Incentive Plan. The Committee also considered provisions in the Merger Agreement that (i) allowed for the establishment by the Company’s prior Board of Directors of the methodology for calculating the estimated bonus pool and allocation of the pool that the post-Merger Board of Directors would use to determine final bonuses using audited financial results for 2010 and (ii) defined “EBITDA” for purposes of determining the achievement of the financial performance target.

For purposes of determining bonus pool funding and allocation of bonus pool funds under the Annual Incentive Plan, “EBITDA” was defined as earnings before interest, taxes, depreciation, amortization, LIFO adjustments, stock-based compensation expense, post-retirement benefit expense in excess of cash payments, and the following nonrecurring items: (a) amounts recorded as loss on debt extinguishment, including in connection with the retirement of the Company’s second lien indebtedness; (b) amounts incurred in connection with the Transactions; (c) severance and restructuring costs; and (d) the management fee paid to Irving Place Capital.

Based on the Company’s audited financial statements for the fiscal periods January 1, 2010 to December 2, 2010, and December 3, 2010 to December 31, 2010, the Company generated $56.8 million of EBITDA, revenue growth of 19.6% and EBITDA margin of 13.6%. Accordingly, the bonus pool for 2010 was funded in the amount of $5.2 million. As a result, the Committee determined that the incentive bonuses earned and awarded for 2010 were as set forth in the Summary Compensation Table appearing under “— Summary Compensation” below.

Long-Term Incentive Awards — Decisions and Analysis

On March 9, 2010, the Board of Directors, upon the recommendation of the Committee, approved annual long-term incentive awards to the named executive officers of a mix of restricted stock, stock options and performance-based cash awards. The restricted stock and stock option awards were time-based and vested in one-third increments on the first, second and third anniversaries of the grant date. Unlike grants in 2009, the Committee determined to award restricted stock that was time-based, as opposed to performance-based, after considering the following factors:

•	the vast majority of our outstanding stock options were “out of the money,” with a weighted average exercise price of $13.16 per share and actual exercise prices ranging from $4.79 to $16.67 per share; and

•	performance-based restricted stock and cash awards granted in 2007 would not, and such awards granted in 2008 were not likely to, provide any payout or value to the named executive officers.

The Committee also determined that our current share availability under our 2004 Stock Incentive Plan could fund long-term incentive awards at the market median for the next two years, after projecting the number of shares that would be forfeited upon failure to achieve minimum performance thresholds for performance periods expiring in 2010 and 2011.

The performance-based cash awards have payouts based upon the achievement of ROIOC performance levels measured for the year ending December 31, 2012, as shown in the table below, based upon: (i) a threshold performance level (31.5%) below which no cash amount will be paid; (ii) a target performance level (39.4%) at which the target amount of the cash award will be paid; and (iii) a performance level (47.3%) at or above which the maximum amount of cash will be paid, with pro rata vesting between the threshold and maximum performance levels.

ROIOC	Percent of
in 2012	Target Payout

47.3%	150%
39.4%	100%
31.5%	50%
Less than 31.5%	0%

The Committee determined to use the final year of the three-year award cycle, instead of using a three-year average ROIOC target or an ROIOC target for any one of the three years in the award cycle. After considering the impact of events in late 2008 and 2009, the Committee concluded that a period-ending measurement was more appropriate in a business turnaround environment.

At its March 2010 meeting, based on the recommendation of the Committee, the Board awarded an aggregate of 100,803 shares of restricted stock and options to purchase an aggregate of 211,474 shares of common stock and performance-based cash awards to the named executive officers and other officers and management employees of the Company. The Committee determined the number of shares based on targeted annual dollar award levels at the 25th market percentile for the named executive officers and the 50th market percentile for other senior management employees. In determining the targeted dollar value of the awards, the Committee used a per share value based on the average closing sales price of our common stock during a 60-day period ended on February 25, 2010. The portion of the total grant attributed to restricted stock (in dollars) was divided by the average closing price to determine the number of shares to be granted. The number of stock options awarded was also based on such 60-day average price, which was used to calculate a Black-Scholes valuation of $4.75 per share. The grant value attributed to options (in total dollars) was then divided by the per share Black-Scholes valuation to determine the number of options. The exercise price for these stock options was $7.71, which was the closing sales price of the Company’s common stock on March 9, 2010, the date of grant.

The Board approved the 2010 long-term incentive awards to the named executive officers set forth in the Grants of Plan-Based Awards table included in “— Summary Compensation” below.

One-Time Incentive Awards

On March 9, 2010, the Board of Directors also approved the following one-time grants of performance-based restricted stock and cash awards to Messrs. Quinn and Downes, pursuant to the employment agreements they entered into with the Company in August 2009 in connection with their promotions to the offices of president and chief operating officer, respectively:

	Stock	Stock	Performance-
	Award	Award	Based
Name	(#)(1)	($)(2)	Cash Award ($)

Martin Quinn	11,038	85,103	50,000
Terry Downes	8,278	63,823	37,500

(1)	The number of shares was determined by dividing the dollar value of the award ($50,000 for Mr. Quinn and $37,500 for Mr. Downes) by the closing sales price of our common stock on the date of the employment agreement of $4.53 per share.

(2)	The amounts shown in this column represent the aggregate grant date fair values of the restricted stock awards granted to each of the named executive officers in the years specified computed in accordance with FASB ASC Topic 718.

Both the restricted stock awards and the cash awards were subject to the same performance criteria established for the 2010 long-term incentive awards discussed above. For further information on the employment agreements we have entered into with each of the named executive officers, see “— Employment Agreements” below.

Special Retention Bonus

In October 2010, the Board of Directors approved a retention bonus plan under which the named executive officers and certain other management employees of the Company would be entitled to receive an aggregate amount not to exceed $1,000,000, subject to the terms of retention bonus agreements to be reviewed and approved by the Compensation Committee, which the Committee approved in November 2010. Each of Messrs. Quinn, Downes, Moody, Schumm and Varsam are entitled to receive a retention bonus payment equal to $100,000, respectively, six months after consummation of the Merger so long as such executive officer does not resign or is not terminated for cause prior to such date, and subject to the other terms and conditions of each executive officer’s retention bonus agreement. Certain other key employees will be entitled to retention bonus payments not to exceed $550,000 in the aggregate under the same terms and conditions. The Board considered a number of variables, consistent with our executive compensation objectives, including the risks that the proposed Merger would disrupt current plans and operations and the potential difficulties in retaining our key employees after the public announcement of the Merger. The Board also considered the individual circumstances related to each executive’s role and responsibilities for facilitating a successful completion of the Merger while also working to ensure that the Merger and the related activities did not disrupt our business or have a negative impact on our customers, suppliers or employees. See “— Employment Agreements — Retention Bonus Agreements” below.

Post Fiscal Year Compensation Actions

Base Salary Adjustments

In March 2011, the Compensation Committee approved 3% increases in base salaries of the named executive officers, consistent with the budget and business plan approved by the Board of Directors for Company employees generally. The adjusted base salaries for each of the named executive officers is as set forth below in “—Employment Agreements.”

Annual Incentive Plan — 2011 Performance Targets, Bonus Funding and Allocation

In March 2011, the Compensation Committee approved the performance targets for determining the funding and payout of annual incentive bonuses under our Annual Incentive Plan for the named executive officers with respect to our 2011 fiscal year. For 2011, the annual bonus pool will be funded based on the achievement of threshold, target and maximum levels of EBITDA. The actual funding of the bonus pool between the minimum and target and the target and maximum funding levels will be prorated based on the level of EBITDA generated.

Allocation to the named executive officers (and to other eligible participants) of the funded bonus pool will be based on a combination of the level of the Company’s financial performance as established by

EBITDA generation and four strategic business goals, each expressed as a percentage of their target bonus opportunity (which itself is a percentage of their respective base salaries), as follows:

		Performance Weighting
Name	Target %	Financial	Business Goals
Martin Quinn	60%	85%	15%
Terry Downes(1)	50%	80%	20%
Terry A. Moody	40%	80%	20%
Steven A. Schumm	40%	80%	20%
Nick H. Varsam	40%	80%	20%

(1)	Mr. Downes left the Company effective April 7, 2011. In connection with his departure, he received certain payments and other benefits that are described in “— Employment Agreements — Terry Downes,” below.

The four strategic business goals that account for up to 20% of the named executive officer’s target bonus opportunity (15% in the case of Mr. Quinn) are identical for each of the named executive officers. These goals are: (i) organic revenue growth; (ii) Total Cost Productivity program savings; (iii) working capital management objectives; and (iv) cost reductions achieved through business process re-engineering initiatives. The goals of organic growth and TCP savings each account for 30% of the total bonus opportunity allocated to the strategic business goals, and the working capital management and business process re-engineering goals each account for 20% of such opportunity.

Appointment of Chief Executive Officer

In April 2011, the Board of Directors appointed Martin Quinn, the Company’s President, to the office of Chief Executive Officer, a position that had been vacant since August 2009. In connection with Mr. Quinn’s appointment as Chief Executive Officer, the Board of Directors approved an increase in Mr. Quinn’s base salary from $412,000 to $500,000 and awarded him additional options to purchase an aggregate of 24,798.36 shares of common stock of Technologies under the Technologies 2010 Equity Incentive Plan. The award included options to purchase 12,399.18 shares at an exercise price of $10.00 per share, 6,199.59 shares at an exercise price of $30.00 per share, and 6,199.59 shares at an exercise price of $50.00 per share.

Summary Compensation

The following summary compensation table sets forth the compensation earned during fiscal 2010, 2009 and 2008 by Messrs. Quinn and Schumm and the other three most highly compensated executive officers who were serving in such capacity as of December 31, 2010. The Company has entered into agreements with each of the named executive officers, which provide for payments under certain termination events. These agreements and the potential payments thereunder are described in the narratives captioned “ — Employment Agreements” and “ — Potential Payments Upon Termination or Change in Control” below.

Summary Compensation Table

					Non- Equity
					Incentive Plan	All Other
			Stock	Option	Compensation	Compensation
	Year	Salary	Awards(1)	Awards(2)	(3)	(4)	Total

Martin Quinn(5)	2010	$400,000	$144,563	$367,109	$285,000	$6,000	$1,202,671
President and Chief Executive Officer	2009	318,462	22,444	4,141	0	63,666	408,713
	2008	297,115	198,499	12,634	84,000	142,232	734,481
Terry Downes(5)	2010	340,000	109,659	340,375	201,000	6,000	997,034
Former Executive Vice President —	2009	266,692	22,444	4,141	0	6,000	299,277
Chief Operating Officer	2008	256,154	173,650	11,063	73,000	6,000	519,866
Terry A. Moody	2010	314,385	29,730	222,086	149,000	0	715,200
Executive Vice President —	2009	300,846	22,444	4,141	0	0	327,431
Global Operations	2008	315,000	148,800	9,493	74,000	6,000	553,293
Steven A. Schumm	2010	333,858	29,730	222,086	159,000	10,243	754,917
Executive Vice President —	2009	305,808	22,444	4,141	0	4,335	336,728
Chief Financial and Administrative Officer	2008	333,077	173,650	11,063	71,000	7,148	595,938
Nick H. Varsam(6)	2010	203,808	14,865	67,697	75,000	4,046	365,416
Vice President, General	2009	87,692	23,404	11,514	0	0	122,610
Counsel and Corporate Secretary	2008	0	0	0	0	0	0

(1)	The amounts shown in this column represent the aggregate grant date fair values of the restricted stock awards granted to each of the named executive officers in the years specified computed in accordance with FASB ASC Topic 718. Special incentive awards of restricted stock to Messrs. Quinn and Downes in 2010 and awards to the named executive officers in 2009 and 2008 had performance-based vesting conditions and were valued at the grant date based upon the probable outcome of such conditions, excluding the effect of estimated forfeitures. The grant date values assumed that the highest level of performance conditions would be achieved. No restricted stock awards were forfeited by any of the named executive officers in fiscal year 2010. This column does not include the value of restricted stock that was cashed out in connection with the Merger, which value was determined based on the Merger consideration of $15 per share. In connection with the Merger, the following cash payments were made for restricted stock awarded to the named executive officers: Mr. Quinn, $667,350; Mr. Downes, $574,395; Mr. Moody, $393,840; Mr. Schumm, $418,890; and Mr. Varsam, $79,725. The grant date fair values were determined based on the assumptions and methodologies set forth in Note 15 of the notes to our consolidated financial statements set forth herein. These amounts reflect the value determined by the Company for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards. Further information regarding the 2010 awards is included in the “Grants of Plan-Based Awards” table below and the “Outstanding Equity Awards at Fiscal Year End” table below.

(2)	The amounts shown in this column represent the aggregate grant date fair values of the stock option awards granted to each of the named executive officers in the years specified computed in accordance with FASB ASC Topic 718. These option awards include options to purchase shares of common stock of Technologies, the Company’s parent, granted under the 2010 Equity Incentive Plan. See “— Grants of Plan-Based Awards” and “— Technologies 2010 Equity Incentive Plan” below. Awards in 2009 and 2008 had performance-based vesting conditions and were valued at the grant date based upon the probable outcome of such conditions, excluding the effect of estimated forfeitures. The grant date values assumed that the highest level of performance conditions would be achieved. No stock options were forfeited by any of the named executive officers in fiscal year 2010. This column does not include the value of options that were cashed out based on the Merger consideration of $15 per share. In connection with the Merger, the following cash payments were made for options awarded to the named executive officers: Mr. Quinn, $367,966; Mr. Downes, $273,563; Mr. Moody, $133,332; Mr. Schumm, $673,359; and Mr. Varsam, $68,274. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 15 of the notes to our consolidated financial statements set forth herein. These amounts reflect the value determined by the Company for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards. Further information regarding the 2010 awards is included in the “Grants of Plan-Based Awards” table below and the “Outstanding Equity Awards at Fiscal Year End” table below.

(3)	The amounts under this column are annual cash incentive awards earned upon the achievement of performance objectives under the Annual Incentive Plan and, with respect to Messrs. Quinn and Downes, one-time incentive awards granted pursuant to their respective employment agreements in connection with their promotions to the offices of President and Chief Operating Officer, as more fully described in “— Compensation Discussion and Analysis.” This column does not include the long-term incentive performance cash awards that were paid out in accordance with the terms of the Merger Agreement. None of the long-term performance cash awards that had been granted and remained outstanding prior to the Merger had been earned. In connection with the Merger, cash payments for these awards were made as follows: Mr. Quinn, $217,233; Mr. Downes, $182,285; Mr. Moody, $119,937; Mr. Schumm, $120,800; and Mr. Varsam, $28,640.

(4)	During 2010, includes cost of annual automobile allowance for Messrs. Quinn and Downes, and company matching contributions to the Thermadyne 401(k) Retirement Plan (the “401(k) plan”) for the benefit of Mr. Schumm and Mr. Varsam.

(5)	In April 2011, Mr. Quinn was appointed Chief Executive Officer. See “Compensation Discussion and Analysis — Post Fiscal Year Compensation Actions.” Also in April 2011, Mr. Downes terminated his employment with the Company. See “— Employment Agreements — Terry Downes.”

(6)	Mr. Varsam joined the Company in July 2009.

Grants of Plan-Based Awards

Prior to the Merger, the Compensation Committee generally granted restricted stock and other incentive awards at its March meeting in connection with its review of executives’ compensation. For new hires and promotions, the Compensation Committee or the entire Board delegated its authority to the principal executive officer to approve grants to new hires and promoted employees. Pursuant to our 2004 Stock Incentive Plan, the Compensation Committee granted equity incentive awards in the form of time-based restricted stock and stock options, and performance-based cash awards in March 2010. Additional information about our plan-based awards is included in our Compensation Discussion and Analysis under the caption “— Long-Term Incentive Awards.” None of our named executive officers exercised stock options or owned restricted stock or performance-based cash awards that vested during 2010, except in connection with and as a result of the Merger. Following the Merger, the Board of Directors of Technologies granted to the named executive officers, along with other key management employees, options to purchase an aggregate of 493,797 shares of common stock of Technologies as long-term incentive awards under the 2010 Equity Incentive Plan. The option awards to the named executive officers are included in the Grants of Plan-Based Awards table below.

Grants of Plan-Based Awards

										Exercise or	Grant Date
			Estimated Future Payouts Under			Estimated Future Payouts Under				Base Price	Fair Value
			Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards				of Option	of Stock
			Threshold	Target	Maximum	Threshold	Target		Maximum	Awarded	and Option
Name	Grant Date		($)	($)	($)	(#)	(#)		(#)	($/Sh)	Awards($)(1)

Martin Quinn	03/09/2010	(2)					25,263				116,666
	03/09/2010	(3)					7,712				59,460
	03/09/2010	(4)				5,519	11,038		16,557		85,103
	03/09/2010	(5)	30,000	60,000	90,000
	03/09/2010	(6)	25,000	50,000	75,000
	12/03/2010	(7)					40,297.34			$10.00	180,932
	12/03/2010	(8)					20,148.67			$30.00	43,159
	12/03/2010	(9)					20,148.67			$50.00	26,352
Terry Downes	03/09/2010	(2)					19,474				89,932
	03/09/2010	(3)					5,945				45,834
	03/09/2010	(4)				4,139	8,278		12,417		63,823
	03/09/2010	(5)	23,125	46,250	69,325
	03/10/2009	(6)	18,750	37,500	56,280
	12/03/2010	(7)					40,297.34	(10)		$10.00	180,932
	12/03/2010	(8)					20,148.67	(10)		$30.00	43,159
	12/03/2010	(9)					20,148.67	(10)		$50.00	26,352
Terry A. Moody	03/09/2010	(2)					12,632				58,335
	03/09/2010	(3)					3,856				29,730
	03/09/2010	(5)	15,000	30,000	45,000
	12/03/2010	(7)					26,348.26			$10.00	118,302
	12/03/2010	(8)					13,174.13			$30.00	28,219
	12/03/2010	(9)					13,174.13			$50.00	17,230
Steven A. Schumm	03/09/2010	(2)					12,632				58,335
	03/09/2010	(3)					3,856				29,730
	03/09/2010	(5)	15,000	30,000	45,000
	12/03/2010	(7)					26,348.26			$10.00	118,302
	12/03/2010	(8)					13,174.13			$30.00	28,219
	12/03/2010	(9)					13,174.13			$50.00	17,230
Nick H. Varsam	03/09/2010	(2)					6,316				29,168
	03/09/2010	(3)					1,928				14,865
	03/09/2010	(5)	7,500	15,000	22,500
	12/03/2010	(7)					6,199.59			$10.00	27,835
	12/03/2010	(8)					3,099.80			$30.00	6,640
	12/03/2010	(9)					3,099.80			$50.00	4,054

(1)	Represents the aggregate grant date fair value under FASB ASC Topic 718. For restricted stock awards, fair value was determined using the closing price on the grant date of $7.71. For options, fair value was determined using the Black-Scholes option-pricing model, based upon the terms of the option grants and our stock price performance history as of the date of the grant. The grant date fair values have been determined based on the assumptions and methodologies set forth in the notes to our consolidated financial statements set forth herein. These amounts reflect the value determined by the Company for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards.

(2)	Represents stock options granted pursuant to our 2004 Stock Incentive Plan, which had an exercise price that exceeded the fair market value on the date of grant and a 10-year term, and vested in equal installments on the first, second and third anniversaries of the date of grant. As a result of the Merger, effective December 3, 2010, each outstanding and unexercised option, regardless of whether it was vested, was canceled and converted into the right to receive a cash amount equal to the excess of $15 over the per share exercise price of such option, without interest, less applicable withholding taxes.

(3)	Represents the number of shares of restricted stock granted pursuant to our 2004 Stock Incentive Plan, which vested in equal installments on the first, second and third anniversaries of the date of grant. As a result of the Merger, effective December 3, 2010, each outstanding share of restricted stock, regardless of whether it was vested, was canceled and converted into the right to receive a cash amount equal to $15 per share, without interest.

(4)	Represents the number of shares of restricted stock granted pursuant to our 2004 Stock Incentive Plan, which would have vested based on the achieved level of ROIOC for the year ending December 31, 2012 according to the following schedule: (i) a threshold performance level of 31.5%, below which the award would have been forfeited without vesting and at which 50% of the award would have vested; (ii) a target performance level of 39.4% at which 100% of the grant would have vested; and (iii) a maximum performance level of 47.3% at which 150% of the grant would have vested. No amount of incremental vesting would have occurred if ROIOC had fallen between vesting levels. As a result of the Merger, all of such awards were canceled and converted into the right to receive a cash amount equal to $15 per share, without interest, at the 100% level.

(5)	Represents cash payment under long-term performance-based cash awards with payouts based upon the achievement of ROIOC for the year ending December 31, 2012, based upon: (i) a threshold performance level of 31.5%, below which no cash amount would have been paid and at which 50% of the cash amount would have been paid; (ii) a target performance level of 39.4%, at which the target amount of the cash award would have been paid; and (iii) a performance level of 47.3%, at or above which the maximum amount of cash would have been paid, with pro rata vesting between the threshold and maximum performance levels.

(6)	Represents cash payment under special, one-time grants of long-term performance-based cash awards with payout terms identical to those described in footnote (5), above.

(7)	Represents “Tranche A” options to purchase shares of common stock of Technologies granted pursuant to the 2010 Equity Incentive Plan, with an exercise price that equaled the value of the equity contributed to IPC / Razor LLC in connection with the Merger. The options vest in equal annual increments during the first five anniversaries from the date of original grant, with vesting accelerated as to all unvested options upon a “Realization Event” (as defined in the Stockholders’ Agreement, discussed below under “Certain Relationships and Related Party Transactions”).

(8)	Represents “Tranche B” options to purchase shares of common stock of Technologies granted pursuant to the 2010 Equity Incentive Plan, with an exercise price that exceeded the value of the equity contributed to IPC / Razor LLC in connection with the Merger. The options vest in equal annual increments during the first five anniversaries from the date of original grant, with vesting accelerated as to all unvested options upon a “Realization Event” (as defined in the Stockholders’ Agreement, discussed below under “Certain Relationships and Related Party Transactions”).

(9)	Represents “Tranche C” options to purchase shares of common stock of Technologies granted pursuant to the 2010 Equity Incentive Plan, with an exercise price that exceeded the value of the equity contributed to IPC / Razor LLC in connection with the Merger. The options vest in equal annual increments during the first five anniversaries from the date of original grant, with vesting accelerated as to all unvested options upon a “Realization Event” (as defined in the Stockholders’ Agreement, discussed below under “Certain Relationships and Related Party Transactions”).

(10)	Options were canceled in April 2011 as a result of the termination of Mr. Downes’ employment with the Company. See “—Employment Agreements—Terry Downes”

Technologies 2010 Equity Incentive Plan

The following is a summary of the material terms and conditions of the Thermadyne Technologies Holdings, Inc. 2010 Equity Incentive Plan (the “2010 Equity Plan”). This summary is qualified in its entirety by reference to the terms of the 2010 Equity Plan, a copy of which is attached as an exhibit to the registration statement relating to this prospectus.

The board of directors of the Company’s parent, Technologies, adopted the 2010 Equity Plan on December 2, 2010, and the 2010 Equity Plan was approved by the stockholders on the same date. The purpose of the 2010 Equity Plan is to attract, retain and motivate the officers, directors, and employees of Technologies and its subsidiaries and affiliates, and to promote the success of Technologies’ business by providing them with appropriate incentives and rewards through a proprietary interest in the long-term success of Technologies.

The board of directors of Technologies, or any committee designated by the board of directors of Technologies, administers the 2010 Equity Plan (the board or any such committee, the “Administering Committee”). The Administering Committee has the ability to: select the directors and employees to whom awards will be granted; determine the type and amount of awards to be granted; determine the terms and conditions of awards granted; determine the terms of award agreements to be entered into with participants to whom awards are granted; accelerate or waive vesting of awards and exercisability of awards; extend the term or period of exercisability of any awards; modify the purchase price under any award; or waive any terms or conditions applicable to any awards, subject to the limitations set forth in the 2010 Equity Plan.

Awards under the 2010 Equity Plan are in the form of stock options for shares of common stock of Technologies, par value $0.01 per share, or such other class or kind of shares or other securities resulting from application of the 2010 Equity Plan. Options are designated as either incentive stock options or nonqualified stock options; provided, however, that options granted to directors of Technologies shall be nonqualified stock options. Incentive stock options may be granted only to employees of Technologies or of a “parent corporation” or “subsidiary corporation” (as such terms are defined in Section 424 of the Internal Revenue Code) at the date of grant. The aggregate Fair Market Value (as such term is defined in the Stockholders’ Agreement dated December 3, 2010 among Technologies and the other parties thereto (the “Stockholders’ Agreement”)) (generally determined as of the time the option is granted) of the shares with respect to which incentive stock options are exercisable for the first time by a participant in the 2010 Equity Plan during any calendar year under all plans of Technologies and of any “parent corporation” or “subsidiary corporation” shall not exceed $100,000, or the option shall be treated as a nonqualified stock option. The following is a summary of the types of option awards available under the 2010 Equity Plan:

•	Tranche A Options: options at an option price of $10.00 per share;

•	Tranche B Options: options at an option price of $30.00 per share;

•	Tranche C Options: options at an option price of $50.00 per share; and

•	other nonqualified stock options designed by the Administering Committee.

The option price is determined by the Administering Committee at the time of grant, but shall not be less than one hundred percent (100%) of the Fair Market Value of a share on the date of grant. In the case of any incentive stock option granted to a Ten Percent Shareholder, the option price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a share on the date of grant. A “Ten Percent Shareholder” is a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Internal Revenue Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Technologies or a subsidiary or affiliate of Technologies.

The term of each option is determined by the Administering Committee at the time of grant, but in no event shall such term be greater than ten years (or, in the case of an incentive stock option granted to a Ten Percent Shareholder, five years). Awards are generally non-transferable other than by will or by the laws of descent and distribution.

Subject to adjustment pursuant to the terms of the 2010 Equity Plan, the maximum number of shares available to participants pursuant to awards under the 2010 Equity Plan is 619,959 shares and the maximum number of shares available for issuance pursuant to (i) Tranche A Options is 251,393.37; (ii) Tranche B Options is 25,696.69; Tranche C Options is 125,696.69; and (iv) options granted after December 2, 2010 is 117,172.25 (which may include Tranche A Options, Tranche B Options or Tranche C Options). In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without consideration (i.e., shares or cash) therefor, the shares subject to such award, to the extent of any such forfeiture, cancellation, expiration, termination or settlement for cash shall again be available for awards under the 2010 Equity Plan. If the Administering Committee authorizes the assumption under the 2010 Equity Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, of awards granted under another plan, such assumption will not reduce the maximum number of shares available for issuance under the 2010 Equity Plan.

If a Realization Event (as such term is defined in the Stockholders’ Agreement) occurs after December 2, 2010, unless prohibited by law or unless otherwise provided in the award agreement, the Administering Committee is authorized to make any of the following adjustments in the terms and conditions of outstanding awards: (a) continuation or assumption of outstanding awards under the 2010 Equity Plan by Technologies, the surviving company or its parent; (b) substitution of awards with substantially the same terms for outstanding awards (excluding the consideration payable upon settlement of the awards); (c) accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of a Realization Event; (d) provision that any outstanding awards must be exercised, if exercisable, during a reasonable period of time immediately prior to the Realization Event or such other period as determined by the Administering Committee, and at the end of such period, such awards shall terminate if not exercised; and (e) cancellation of all or any portion of outstanding awards for fair value (in the form of cash, shares, other property or any combination thereof) as determined by the Administering Committee. The fair value of outstanding awards being cancelled may equal the excess of the value of the consideration to be paid as part of the Realization Event to holders of the same number of shares subject to the outstanding awards (or, if consideration is not paid, Fair Market Value of the shares subject to the outstanding awards being cancelled) over the aggregate option price or grant price, as applicable, with respect to the awards being cancelled.

The Administering Committee may amend, alter, suspend, discontinue or terminate the 2010 Equity Plan or any portion thereof or any award or award agreement thereunder at any time, in its sole discretion, provided, that no action taken by the Administering Committee shall adversely affect the rights granted to any participant under any outstanding awards (other than pursuant to certain terms of the 2010 Equity Plan) without the participant’s written consent. The 2010 Equity Plan, unless sooner terminated by the Administering Committee, will terminate on the tenth anniversary of its adoption.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option	Option
	Options (#)	Options (#)		Exercise	Expiration
Name	Exercisable	Unexercisable		Price ($)	Date

Martin Quinn	—	40,297.34	(1)	10	12/03/2020
	—	20,148.67	(2)	30	12/03/2020
	—	20,148.67	(3)	50	12/03/2020
Terry Downes(4)	—	40,297.34	(1)	10	12/03/2020
	—	20,148.67	(2)	30	12/03/2020
	—	20,148.67	(3)	50	12/03/2020
Terry A. Moody	—	26,348.26	(1)	10	12/03/2020
	—	13,174.13	(2)	30	12/03/2020
	—	13,174.13	(3)	50	12/03/2020
Steven A. Schumm	—	26,348.26	(1)	10	12/03/2020
	—	13,174.13	(2)	30	12/03/2020
	—	13,174.13	(3)	50	12/03/2020
Nick H. Varsam	—	6,199.59	(1)	10	12/03/2020
	—	3,099.80	(2)	30	12/03/2020
	—	3,099.80	(3)	50	12/03/2020

(1)	Represents “Tranche A” options to purchase shares of common stock of Technologies granted on December 3, 2010 pursuant to the 2010 Equity Plan, with an exercise price that equaled the value of the equity contributed to IPC / Razor LLC in connection with the Merger. See “— Technologies 2010 Equity Incentive Plan.”

(2)	Represents “Tranche B” options to purchase shares of common stock of Technologies granted on December 3, 2010 pursuant to the 2010 Equity Plan, with an exercise price that exceeded the value of the equity contributed to IPC / Razor LLC in connection with the Merger. See “— Technologies 2010 Equity Incentive Plan.”

(3)	Represents “Tranche C” options to purchase shares of common stock of Technologies granted on December 3, 2010 pursuant to the 2010 Equity Plan, with an exercise price that exceeded the value of the equity contributed to IPC / Razor LLC in connection with the Merger. See “— Technologies 2010 Equity Incentive Plan.”

(4)	All option awards outstanding at year end were canceled in April 2011 as a result of the termination of Mr. Downes’ employment with the Company. See “— Employment Agreements — Terry Downes.”

Employment Agreements

We have employment agreements with each of Messrs. Quinn, Downes, Moody and Schumm, which were amended in connection with the Merger, and with Mr. Varsam. We also have an employment agreement with Mr. Michael McLain, our Chairman of the Board of Directors, who joined the Company in December 2010 and is not among the named executive officers for fiscal 2010. The Summary Compensation Table and Grants of Plan-Based Awards Table above provide certain information regarding compensation of our named executive officers. The narrative below provides additional and explanatory information regarding compensation of our named executive officers and should be read in conjunction with those tables.

Under the employment agreements with Messrs. Quinn, Downes, Moody, Schumm and McLain, “cause” is defined as the following conduct by such executive: (i) an act of (A) willful misconduct, (B) fraud, (C) embezzlement, (D) theft or (E) any other act constituting a felony, in each case causing or that is reasonably likely to cause, material harm, financial or otherwise, to us; (ii) a willful and intentional act or failure to act, which is committed by the executive and which causes or can be expected to imminently cause material injury to us that is not cured by him within 15 days after written notice from the Board of Directors specifying such act or failure to act and requesting a cure; (iii) a willful and material breach of the employment agreement that is not cured by the executive within 15 days after written notice from the Board of Directors specifying the breach and requesting a cure; or (iv) habitual abuse of alcohol, narcotics or other controlled substances which materially impairs the executive’s ability to perform his duties under the employment agreement that is not cured by him within 15 days after written notice from the Board of Directors specifying such circumstances and requesting a cure. No act, or failure to act, will be deemed “willful” unless done, or omitted to be done, by the executive not in good faith and without a reasonable belief that his act, or failure to act, was in our best interest.

We have agreed to indemnify each of the executive officers with which we have an employment agreement to the fullest extent permitted by law.

Michael A. McLain

Mr. McLain’s base salary is $360,000 per year. Mr. McLain is eligible to receive an annual incentive award at the sole discretion of the Board of Directors. In connection with the Transactions and pursuant to the agreement, Technologies also granted Mr. McLain options to purchase an aggregate of 51,146.62 shares of common stock of Technologies. Mr. McLain is also entitled to participate in the benefit and health programs, including retirement plans available to our executives.

Mr. McLain’s employment agreement has an initial term that ends on December 31, 2011 and will renew for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment can be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. McLain and automatically upon his death or disability. If his employment is terminated, other than for cause, then Mr. McLain (or his estate) is entitled to payments under his employment agreement. If his employment is terminated without cause, Mr. McLain will be entitled to continue to receive his current base salary through the end of the calendar year in which such termination occurs.

The agreement provides that Mr. McLain cannot solicit any of our customers or prospective customers or induce any person to terminate employment with us for a period of two years after termination for any reason. In addition, Mr. McLain cannot engage in, invest in or render services to any entity engaged in the businesses in which we are engaged in any country for a period of two years after termination for any reason.

Disability is deemed to have occurred if Mr. McLain is unable to perform the duties of his employment due to mental or physical incapacity for a period of six consecutive months.

Martin Quinn

Mr. Quinn’s current base salary is $412,000 per year. Mr. Quinn is eligible to receive an annual incentive award of between 0% and 120% of his base salary, with a target bonus of 60% of base salary. The actual amount of any annual incentive award is determined by the Compensation Committee based on the achievement of financial goals and on other critical initiatives in accordance with our Annual Incentive Plan. The agreement provides for a car allowance of $500 per month. Mr. Quinn is also entitled to participate in the benefit and health programs, including retirement plans, as well as long-term incentive programs available to our executives.

Mr. Quinn’s employment agreement has an initial term of one year and will renew for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment can be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. Quinn (including by constructive termination) and automatically upon his death or disability. If his employment is terminated, then Mr. Quinn (or his estate) is entitled to payments under his employment agreement. If his employment is terminated because we do not renew the employment period, Mr. Quinn will be entitled to continue to receive his current base salary for a period of 12 months following the expiration of the employment period. Any payments under his employment agreement that constitute a parachute payment which exceed 2.99 times his base amount will be reduced to 2.99 times the base amount.

Any long-term incentive awards, such as stock options and restricted shares, outstanding at the time of termination of Mr. Quinn’s employment will survive termination in accordance with their applicable terms.

The agreement provides that Mr. Quinn cannot solicit any of our customers or prospective customers or induce any person to terminate employment with us for a period of two years after termination for any reason. In addition, Mr. Quinn cannot engage in, invest in or render services to any entity engaged in the businesses in which we are engaged in any country for a period of one year after termination due to non-renewal, cause or voluntary termination (other than by constructive termination).

Disability is deemed to have occurred if Mr. Quinn is unable to perform the duties of his employment due to mental or physical incapacity for a period of six consecutive months.

Constructive termination is defined in the agreement as the occurrence of any of the following without Mr. Quinn’s consent: (i) our failure to comply with the material terms of the agreement; (ii) a reduction in salary or bonus percentage (that does not apply to similarly situated executives) or a material reduction in his duties; (iii) any purported termination by us of his employment other than for cause; or (iv) if we assign the agreement to a successor of all or substantially all of our business or assets, and the successor fails to assume our obligations under the agreement.

Terry Downes

Mr. Downes, our Executive Vice President — Chief Operating Officer, decided to leave the Company effective April 7, 2011 and entered into a Separation Agreement and General Release with the Company, Technologies and each of its subsidiaries, divisions and affiliates (collectively, “Employers”) on May 10, 2011. Mr. Downes’ Separation Agreement provides that the Company will pay Mr. Downes $85,154 as a separation payment, with such amount to be paid over a twelve month period in equal installments in accordance with Employers’ normal payroll practices and less tax and other withholdings. Pursuant to the terms of the Separation Agreement, the Company also will pay Mr. Downes $180,000 in consideration for Mr. Downes’ agreement not to engage in, invest in or render services to any person or entity engaged in the business of designing, manufacturing, marketing, servicing, distributing or selling cutting and welding products. Mr. Downes also agreed to provide consulting services to the Company for the six month period following the effective date of his Separation Agreement. Furthermore, in the Separation Agreement Technologies exercised its right to repurchase all of the shares of Series A preferred stock and common stock of Technologies owned by Mr. Downes for $285,000. Pursuant to the Separation Agreement, Mr. Downes agreed to terminate his retention bonus agreement and Mr. Downes’ options to purchase Technologies common stock were forfeited.

Pursuant to the terms of his employment agreement, Mr. Downes’ base salary was $350,200 per year. Mr. Downes was eligible to receive an annual incentive award of between 0% and 100% of his base salary, with a target bonus of 50% of base salary. The actual amount of any annual incentive award was determined by the Compensation Committee based on the achievement of financial goals and on other critical initiatives in accordance with our Annual Incentive Plan. The employment agreement provided for a car allowance of $500 per month. Mr. Downes was also entitled to participate in the benefit and health programs, including retirement plans, as well as long-term incentive programs available to our executives.

Mr. Downes’ employment agreement had an initial term of one year and renewed for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment could be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. Downes (including by constructive termination) and automatically upon his death or disability.

Disability was deemed to have occurred if Mr. Downes was unable to perform the duties of his employment due to mental or physical incapacity for a period of six consecutive months.

Constructive termination was defined in the employment agreement as the occurrence of any of the following without Mr. Downes’ consent: (i) our failure to comply with the material terms of the employment agreement; (ii) a reduction in salary or bonus percentage (that did not apply to similarly situated executives) or a material reduction in his duties; (iii) any purported termination by us of his employment other than for cause; or (iv) if we assigned the employment agreement to a successor of all or substantially all of our business or assets, and the successor failed to assume our obligations under the employment agreement.

Terry A. Moody

Mr. Moody’s current base salary is $324,450. Mr. Moody is eligible to receive an annual incentive award of between 0% and 75% of his base salary, with a target bonus of 40% of base salary. The actual amount of any annual incentive award is determined by the Compensation Committee based on the achievement of financial goals and on other critical initiatives in accordance with our Annual Incentive Plan. Mr. Moody is also entitled to participate in the benefit and health programs, including retirement plans, available to our executives.

Mr. Moody’s employment agreement had an initial term of two years and now renews for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment can be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. Moody (including by constructive termination) and automatically upon his death or disability. If Mr. Moody’s employment is terminated, then Mr. Moody (or his estate) is entitled to payments under his employment agreement. Any payments under his employment agreement that constitute a parachute payment which exceed 2.99 times his base amount will be reduced to 2.99 times the base amount.

Disability is deemed to have occurred under the agreement if Mr. Moody is disabled within the meaning of Internal Revenue Code Section 409A(a)(2)(C).

Constructive termination is defined under the agreement as the occurrence of any of the following without Mr. Moody’s consent: (i) our failure to substantially comply with the agreement; (ii) reduction in salary or bonus percentage, or a material reduction in his duties; (iii) any purported termination by us of his employment other than for cause; (iv) if we assign the agreement to a successor of all or substantially all of our business or assets, and the successor fails to assume expressly and perform the agreement; or (v) if we relocate our principal offices, or require Mr. Moody to relocate his principal work location, more than 45 miles.

The agreement provides that Mr. Moody cannot induce any person to terminate employment with us for a period of 12 months after termination for any reason. In addition, Mr. Moody cannot engage in, invest in or render services to any entity engaged in the businesses in which we are engaged in any country (i) for a period of 12 months after termination for cause or voluntary termination (other than by constructive termination), or (ii) during the period of time we would be required to make severance payments or payments under a disability plan as a result of termination due to disability, termination without cause or constructive termination.

Steven A. Schumm

Mr. Schumm’s current base salary is $345,050. Mr. Schumm is eligible to receive an annual incentive award of between 0% and 75% of his base salary, with a target bonus of 40% of base salary. The actual amount of any annual incentive award is determined by the Compensation Committee based on the achievement of financial goals and on other critical initiatives in accordance with our Annual Incentive Plan. Mr. Schumm is also entitled to participate in the benefit and health programs, including retirement plans, as well as stock option programs available to our executives.

Mr. Schumm’s employment agreement had an initial term of two years and now renews for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment can be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. Schumm (including by constructive termination) and automatically upon his death or disability. If Mr. Schumm’s employment is terminated, then Mr. Schumm (or his estate) is entitled to payments under his employment agreement. If any payments under his employment agreement are subject to an excise tax under Internal Revenue Code Section 4999, we must pay Mr. Schumm an amount equal to such tax plus an additional amount so that the net after tax effect of such excise payment is as if such additional payment had not been made.

Disability is deemed to have occurred under the agreement if Mr. Schumm is disabled within the meaning of Internal Revenue Code Section 409A(a)(2)(C).

Constructive termination is defined under the agreement as the occurrence of any of the following without Mr. Schumm’s consent: (i) our failure to substantially comply with the agreement; (ii) a reduction in salary or bonus percentage or a material reduction in his duties; (iii) any purported termination by us of his employment other than for cause; (iv) if we assign the agreement to a successor of all or substantially all of our business or assets, and the successor fails to assume our obligations under the agreement; or (v) if we relocate our principal offices, or require Mr. Schumm to relocate his principal work location, more than 45 miles.

The agreement provides that Mr. Schumm cannot induce any person to terminate employment with us for a period of 12 months after termination for any reason. In addition, Mr. Schumm cannot engage in, invest in or render services to any entity engaged in the businesses in which we are engaged in any country (i) for a period of 12 months after termination for cause or voluntary termination (other than by constructive termination), or (ii) during the period of time we would be required to make severance payments or payments under a disability plan as a result of termination due to disability, termination without cause or constructive termination.

Nick H. Varsam

Mr. Varsam’s current base salary is $211,665. Mr. Varsam is eligible to receive an annual incentive award of between 0% and 30% of his base salary, with a target bonus of 40% of base salary. The actual amount of any annual incentive award is determined by the Compensation Committee based on the achievement of financial goals and on other critical initiatives in accordance with our Annual Incentive Plan. Mr. Varsam is also entitled to participate in the benefit and health programs, including retirement plans, as well as stock option programs available to our executives.

Mr. Varsam’s employment agreement had an initial term of one year and now renews for one-year periods on each anniversary of the date of the agreement unless terminated earlier. Employment can be terminated for cause, without cause or as a result of non-renewal by us, voluntarily by Mr. Varsam (including by constructive termination) and automatically upon his death or disability. If Mr. Varsam’s employment is terminated, then Mr. Varsam (or his estate) is entitled to payments under his employment agreement.

“Cause” is defined under the agreement as the following conduct by Mr. Varsam: (i) an act of willful misconduct, fraud, embezzlement, theft, or any other act constituting a felony, involving moral turpitude or causing material harm, financial or otherwise, to us; (ii) an intentional act or failure to act that causes or can be expected to imminently cause material injury to us; (iii) a material breach of the agreement that he does not cure within 15 days after written notice from the Chief Executive Officer specifying the breach and requesting a cure; or (iv) habitual abuse of alcohol, narcotics or other controlled substances which impairs his ability to perform his duties under the agreement.

Constructive termination is defined under the agreement as the occurrence of any of the following without Mr. Varsam’s consent: (i) our failure to substantially comply with the agreement; (ii) a reduction in salary or bonus percentage or a material reduction in his duties; (iii) any purported termination by us of his employment other than for cause; (iv) if we assign the agreement to a successor of all or substantially all of our business or assets, and the successor fails to assume our obligations under the agreement; or (v) if we relocate our principal offices, or require Mr. Varsam to relocate his principal work location, more than 45 miles.

The agreement provides that Mr. Varsam cannot induce any person to terminate employment with us for a period of 12 months after termination for any reason. In addition, Mr. Varsam cannot engage in, invest in or render services to any entity engaged in the businesses in which we are engaged in any country (i) for a period of 12 months after termination for cause or voluntary termination (other than by constructive termination), or (ii) during the period of time we would be required to make severance payments or payments under a disability plan as a result of termination due to disability, termination without cause or constructive termination.

Retention Bonus Agreements

As contemplated by the Merger Agreement, the Company entered into retention bonus agreements with each of the named executive officers in November 2009. Each agreement provides that the executive will be eligible to receive a special cash retention bonus payment of $100,000 if the Merger occurs and he does not voluntarily terminate employment other than for “Good Reason” (as defined in the agreement) and is not terminated from employment for “Cause” (as defined in the agreement) by the Company before the date that is six months following the closing date of the Merger (or June 3, 2011). If the named executive officer’s employment with the Company terminates due to a voluntary termination other than for Good Reason or a termination for Cause by the Company prior to June 3, 2011, then he will not be entitled to any portion of the retention bonus.

Potential Payments Upon Termination or Change in Control

As noted above, our employment agreements with each of Messrs. Quinn, Downes, Moody, Schumm and Varsam provide for payments to the officer in the event of termination of employment. The employment agreements of the named executive officers do not contain specific provisions for compensating the officers upon a change in control of the Company. If the Company’s successor following a change of control does not assume the Company’s obligations under the employment agreements or makes certain changes in an officer’s compensation or duties that would be deemed to be a constructive termination, then the officer would be compensated in accordance with the constructive termination provisions of his employment agreement.

The table below sets forth information describing and quantifying certain compensation that would become payable under each named executive officer’s employment agreement if the officer’s employment had terminated on December 31, 2010. The information is based on the officer’s compensation and benefits as of that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the 401(k) plan, disability benefits and accrued vacation pay.

Mr. Downes left the Company effective April 7, 2011. In connection with his departure, he received certain payments and other benefits that differ from the amounts discussed below and are described in “—Employment Agreements—Terry Downes” above.

Estimated Payments Upon Termination of Employment

					Perquisites and
	Salary		Bonus		Other Benefits		Total
Reason for termination of employment:	$		$		$		$

Death
Mr. Quinn	0	(2)	285,000	(8)	—		285,000
Mr. Downes	0	(2)	201,000	(8)	—		201,000
Mr. Moody	0	(3)	149,000	(8)	—		149,000
Mr. Schumm	0	(3)	159,000	(8)	—		159,000
Mr. Varsam	0	(3)	75,000	(8)	—		75,000
Disability
Mr. Quinn	0	(2)	285,000	(8)	10,000	(11)	295,000
Mr. Downes	0	(2)	201,000	(8)	14,000	(11)	215,000
Mr. Moody	157,500	(4)	149,000	(8)	—		306,500
Mr. Schumm	167,500	(4)	159,000	(8)	—		326,500
Mr. Varsam	102,750	(4)	75,000	(8)	—		177,750
Without cause/constructive termination(1)
Mr. Quinn	400,000	(5)	285,000	(8)	5,000	(12)	690,000
Mr. Downes	340,000	(5)	201,000	(8)	7,000	(12)	548,000
Mr. Moody	315,000	(5)	0	(9)	14,300	(12)	329,300	(15)
Mr. Schumm	335,000	(5)	251,250	(10)	12,500	(12)	598,750	(15)
Mr. Varsam	171,250	(6)	—		10,804	(13)	182,054
Non-renewal/expiration of employment agreement
Mr. Quinn	300,000	(7)	—		3,750	(14)	303,750
Mr. Downes	255,000	(7)	—		5,250	(14)	260,250
Mr. Moody	315,000	(5)	—		—		315,000
Mr. Schumm	335,000	(5)	—		—		335,000
Mr. Varsam	171,250	(6)	—		—		171,250
For cause/voluntary termination by employee
Mr. Quinn	—		—		—		—
Mr. Downes	—		—		—		—
Mr. Moody	—		—		—		—
Mr. Schumm	—		—		—		—
Mr. Varsam	—		—		—		—

(1)	In the event of termination without cause or constructive termination of Mr. Quinn or Mr. Downes, compensation will be reduced by the amount of compensation the officer receives if he obtains other employment during the termination pay period.

(2)	Base salary is paid in accordance with current payroll practices through the end of the pay period in which termination occurs.

(3)	Base salary is paid in accordance with current payroll practices through the end of the month in which termination occurs.

(4)	Base salary is paid in accordance with current payroll practices until the earlier of 180 days and the commencement of any benefits under the Company’s long-term disability insurance.

(5)	Base salary is paid in accordance with current payroll practices for one year following termination

(6)	Base salary is paid in accordance with current payroll practices for ten months following termination.

(7)	Base salary is paid in accordance with current payroll practices for nine months following termination.

(8)	Represents the bonus the officer would have been entitled to receive for the year in which termination occurs, prorated based on the number of days preceding termination.

(9)	Represents the lesser of the officer’s bonus paid for the prior year and 50% of the officer’s base salary.

(10)	Represents 75% of the officer’s base salary.

(11)	Represents contributions made by the Company on behalf of the officer under health insurance plans for two years following termination.

(12)	Represents contributions made by the Company on behalf of the officer under certain benefit plans, including health, life and disability insurance, for one year following termination.

(13)	Represents contributions made by the Company on behalf of the officer under certain benefit plans, including health, life and disability insurance, 401(k), profit sharing, and retirement plants, for ten months following termination.

(14)	Represents contributions made by the Company on behalf of the officer under certain benefit plans, including health, life and disability insurance, for nine months following termination.

(15)	In lieu of the payments shown, the officer may elect to receive a lump sum payment, which would be the total amount shown less 12%.

The employment agreement for each of the above-named executive officers contains a provision for complying with Section 409A of the Internal Revenue Code relating to deferred payments, including the payment of severance. In addition, the agreements for Messrs. Quinn, Downes and Moody limit severance payments, to the extent they are considered “parachute payments” under Section 280G of the Internal Revenue Code, to 299% of the employee’s “base amount” of compensation as defined in Section 280G. See “— Employment Agreements” above.

Each of our named executive officers has been granted stock options in our parent, Technologies, under the 2010 Equity Plan, described above in “Executive Compensation — Technologies 2010 Equity Incentive Plan.” Pursuant to the terms of the 2010 Equity Plan and each named executive officer’s non-qualified stock option award agreement, if a Realization Event occurs, including a change of control of Technologies, all outstanding options not vested or forfeited will become immediately and fully vested, subject to such named executive officer’s continued service to Technologies or its subsidiaries or affiliates. The intrinsic value of equity awards outstanding at December 31, 2010, which consist solely of options to purchase stock of Technologies, that would become exercisable or vested in the event a change of control of Technologies occurred as of December 31, 2010, is zero for each of the named executive officers, based on an estimated value of $10 per share at December 31, 2010. This estimated value equals the exercise price of the Tranche A options granted on December 3, 2010, in connection with the Merger. Tranche B options and Tranche C options have per share exercise prices of $30 and $50, respectively, and therefore also have no intrinsic value. See “— Technologies 2010 Equity Incentive Plan” and the Outstanding Equity Awards at Fiscal Year-End table, above.

DIRECTOR COMPENSATION

Prior to the Merger, the compensation of the non-employee directors of the Board was determined by the Board upon recommendation of the Nominating and Corporate Governance Committee. Upon consummation of the Merger, the members of our Nominating and Corporate Governance Committee resigned and the Committee was dissolved. Following the Merger, compensation of non-employee directors is determined solely by the Board as a whole. Directors who are also our employees or are employed by Irving Place Capital or its affiliates receive no separate compensation for service on our Board of Directors or committees of our Board of Directors.

In March 2011, James O. Egan was appointed to the Board. In May 2011, C. Thomas O’Grady and Eric K. Schwalm were appointed to the Board. None of Messrs. Egan, O’Grady and Schwalm is an employee or affiliated with Irving Place Capital. Each of Messrs. Egan, O’Grady and Schwalm receives an annual fee of $25,000 and a fee of $3,000 per meeting. For his role as Chairman of the Audit Committee, Mr. Egan also receives an annual fee of $7,500. In connection with his appointment, each of these directors also received a grant of options to purchase 10,000 shares of common stock of Technologies, comprised of 5,000 Tranche A Options, 2,500 Tranche B Options and 2,500 Tranche C Options, with vesting and other terms identical to those options granted to the named executive officers.

Prior to the Merger, our non-employee directors received cash compensation for their service on the Board of Directors and Board committees and were eligible to receive stock option awards.

The following table provides information on all cash and equity-based compensation earned, paid or awarded to non-employee directors during 2010.

2010 Non-Employee Director Compensation Table

	Fees Earned
	or Paid in		Option
	Cash		Awards	Total
Name	($)(1)(2)		($)(3)	($)(4)

J. Joe Adorjan(5)	138,947		408,400	547,347
Andrew L. Berger(5)	73,913		30,250	104,163
James B. Gamache(5)	78,533		30,250	108,783
Marnie S. Gordon(5)	87,771		30,250	118,021
Christopher P. Hartmann(5)	73,552		—	73,552
Douglas R. Korn(6)	—		—	—
Joshua H. Neuman(6)	—		—	—
Bradley G. Pattelli(5)	75,000	(7)	—	75,000

(1)	This column reflects the aggregate dollar amount of the annual base fee and annual fees for membership or chairperson of Board committees for service on the Board and committees from January 1, 2010 to the closing date of the Merger and, in the case of Mr. Adorjan, $69,293 as a fee for serving as lead independent director during 2010, including amounts, if any, deferred into the Non-Employee Directors’ Deferred Fee Plan (the “Deferred Fee Plan”).

(2)	All non-employee directors, other than Mr. Pattelli, were required to defer a minimum of 40% of their annual base fee into the Deferred Fee Plan. Under the Deferred Fee Plan, at the end of each quarter, the deferred portion of the base fee payable to directors for that quarter, or $7,500, is credited to each director in the form of phantom stock units determined by dividing the deferred fee by the average of the high and low sales prices of the Company’s common stock as reported by NASDAQ on the last trading day of the quarter. For services rendered during fiscal 2010, each of Mr. Adorjan, Mr. Berger , Mr. Gamache, Ms. Gordon and Mr. Hartmann earned 2,241 phantom stock units.

(3)	No stock option awards were granted to non-employee directors during 2010. This column reflects the value of stock options that were cancelled in exchange for the right to receive cash for the excess of $15 per share over the per share exercise price of the options upon completion of the Merger.

(4)	Excludes the following amounts paid to non-employee directors who participated in Predecessor’s Deferred Fee Plan in January 2011 for their accumulated balance of phantom stock units, which were distributed in cash based on the $15 per share Merger consideration: Mr. Adorjan, $240,598; Mr. Berger, $240,598; Mr. Gamache, $240,598; Ms. Gordon, $11,117; and Mr. Hartmann, $11,117.

(5)	Resigned from the Board effective December 3, 2010, in connection with the Merger.

(6)	Appointed to the Board effective December 3, 2010 in connection with the Merger and did not receive any compensation as a director during 2010.

(7)	Pursuant to an arrangement between Mr. Pattelli and his employer, Angelo, Gordon & Co., L.P. (“Angelo, Gordon”), director fees that would have otherwise been payable to Mr. Pattelli were distributed to Angelo, Gordon. Such fees were subsequently remitted on a pro rata basis to the funds of Angelo, Gordon that hold our stock. No portion of such fees was deferred.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee during fiscal year 2010 and until December 3, 2010, were J. Joe Adorjan, Andrew L. Berger and James B. Gamache (Chair). Upon completion of the Merger, the Compensation Committee was dissolved, and, during the remainder of 2010 and until March 8, 2011, when a new Compensation Committee was appointed, the Board of Directors as a whole solely performed the functions of the Compensation Committee. During such time, Michael A. McLain, our Executive Chairman, and Martin Quinn, our President, generally participated with the Board when determining executive officer compensation. On March 8, 2011, the Board of Directors appointed Douglas R. Korn (Chairman) and Joshua H. Neuman to serve on the newly constituted Compensation Committee.

None of our executive officers serves as a director or member of the Compensation Committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of the current members of our Compensation Committee has ever been an officer or employee of Thermadyne or any of our subsidiaries. Messrs. Korn and Neuman are managing directors of Irving Place Capital, affiliates of which control approximately 98.7% of the outstanding common stock and preferred stock of Technologies. See “Certain Relationships and Related Party Transactions.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As a result of the Transactions, we are a wholly-owned subsidiary of Technologies, a company whose common stock is owned by IPC/Razor LLC (“Topco”), a holding company and affiliate of Irving Place Capital, and certain members of our management. Upon consummation of the Merger, Technologies issued common stock and preferred stock, representing 80% and 20%, respectively, of its equity value to Topco and certain of our executive officers. Following the Merger, Technologies issued additional shares of common stock and preferred stock to other members of our management.

The following table sets forth sets forth the percentages of shares of preferred stock and common stock of Technologies that are beneficially owned as of June 14, 2011 by (1) each person who is known to us to be the beneficial owner of more than 5% of such shares, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group.

	Amount and		Amount and
	Nature of		Nature of
	Beneficial		Beneficial
	Ownership of	Percent of	Ownership of	Percent of
Name and Address of Beneficial Owner	Preferred Stock	Class(1)	Common Stock	Class(1)

IPC / Razor LLC, c/o Irving Place Capital, 277 Park Avenue, New York, NY 10172(2)	139,360	98.9%	3,484,000	98.9%
Martin Quinn	280	*	7,000	*
Steven A. Schumm(5)	240	*	6,000	*
James O. Egan	160	*	4,000	*
Terry A. Moody	120	*	3,000	*
C. Thomas O’Grady	80	*	2,000	*
Eric K. Schwalm	80	*	2,000	*
Nick H. Varsam	20	*	500	*
Douglas R. Korn, c/o Irving Place Capital, 277 Park Avenue, New York, NY 10172(2)(3)	—	—	—	—
Michael A. McLain(2)(4)	—	—	—	—
Joshua H. Neuman(6)	—	—	—	—
All directors and executive officers as a group (10 persons)	980	*	24,500	*

*	Represents less than 1%.

(1)	Based on 140,944 shares of preferred stock and 3,523,600 shares of common stock outstanding as of May 18, 2011, and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Irving Place Capital Partners III, L.P. may be deemed a beneficial owner of the shares held by IPC/Razor LLC due to its status as Managing Member of IPC/Razor LLC. Irving Place Capital Partners III, L.P. disclaims beneficial ownership of any such shares of which it is not the holder of record. IPC Advisors III, L.P. may be deemed a beneficial owner of the shares held by Irving Place Capital Partners III, L.P. due to its status as General Partner of Irving Place Capital Partners III, L.P. IPC Advisors III, L.P. disclaims beneficial ownership of any such shares of which it is not the holder of record. JDH Management LLC may be deemed a beneficial owner of the shares held by IPC Advisors III, L.P. due to its status as General Partner of IPC Advisors III L.P. JDH Management LLC disclaims beneficial ownership of any such shares of which it is not the holder of record.

(3)	Mr. Korn is a Senior Managing Director of Irving Place Capital and the President of IPC / Razor LLC. Mr. Korn, by virtue of such positions, may be deemed to share beneficial ownership of shares owned of record by IPC /Razor LLC. However, Mr. Korn does not have investment or voting power with respect to shares owned by IPC / Razor LLC, and he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	Mr. McLain owns less than one percent of the outstanding equity of IPC/Razor LLC. Mr. McLain disclaims beneficial ownership of the shares of Technologies that are owned by IPC/Razor LLC, except to the extent of his pecuniary interest therein.

(5)	Includes 120 shares of preferred stock and 3,000 shares of common stock held in an IRA.

(6)	Mr. Neuman is a Managing Director of Irving Place Capital.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Irving Place Capital

Affiliates of Irving Place Capital, along with its co-investors, hold approximately 98.7% of the outstanding equity of Technologies, which holds 100% of our outstanding equity. Our directors Douglas R. Korn and Joshua H. Neuman are a Senior Managing Director and a Managing Director, respectively, of Irving Place Capital.

Stockholders’ Agreement

Upon consummation of the Merger, Technologies entered into a Stockholders’ Agreement with Topco and our management investors that generally contains the following provisions:

Board of Directors.  The Stockholders’ Agreement requires that all holders of securities in Technologies who are parties to the Stockholders’ Agreement shall vote all of the shares of common stock of Technologies owned by them or their affiliates for, or consent in writing with respect to such shares in favor of, the election of the directors designated by Topco. Such directors may only be removed by Topco. Our management investors further agreed to execute any documents necessary in order to effectuate the foregoing, including the ability for Technologies or its nominees to vote our management investors’ shares of common stock directly.

Other rights and restrictions.  The Stockholders’ Agreement also includes rights and restrictions relating to the issuance or transfer of shares, including tag-along rights and drag-along rights, preemptive rights, registration rights, repurchase rights after the termination of employment of a management investor, and certain governance provisions.

Management Services Agreement

Upon consummation of the Merger, we entered into a management services agreement with Irving Place Capital Management, L.P., an affiliate of Irving Place Capital, pursuant to which Irving Place Capital

Management, L.P. agreed to provide certain advisory and management services to us. Pursuant to the management services agreement, Irving Place Capital Management, L.P. will receive an aggregate annual advisory fee equal to the greater of (i) $1.5 million or (ii) 2.5% of EBITDA (as defined in the management services agreement) of us and our subsidiaries, paid on a quarterly basis, and reimbursement for reasonable out-of-pocket expenses incurred in the ordinary course by Irving Place Capital Management, L.P. or its affiliates in connection with Irving Place Capital Management, L.P.’s obligations under the management services agreement and the services rendered prior to or subsequent to the date of the management services agreement, including fees and expenses paid to consultants, subcontractors and other third parties in connection with such obligations. In the event of a sale of all or substantially all of our assets to a third party, a change of control, whether by merger, consolidation, sale or otherwise, or, under certain circumstances, a public offering of our or any of our subsidiaries’ equity securities, we will be obligated to pay Irving Place Capital Management, L.P. an amount equal to the sum of the advisory fee that would be payable for the following four fiscal quarters.

In addition, pursuant to the management services agreement, Irving Place Capital Management, L.P. received a transaction fee of $6.5 million in connection with services provided related to the Merger and will receive in connection with any subsequent material corporate transactions we or our subsidiaries enter into, such as an equity or debt offering, acquisition, asset sale, recapitalization, merger, joint venture formation or other business combination, transaction fees equal to (A) with respect to an equity or debt offering, 1% of the gross proceeds of such offering and (B) with respect to such other material corporate transactions, 1% of the transaction value of such transaction. Furthermore, pursuant to the management services agreement, Irving Place Capital Management, L.P. will also receive fees in connection with certain strategic services, which such fees will be determined by Irving Place Capital Management, L.P., provided such fees will reduce the annual advisory fee on a dollar-for-dollar basis. The management services agreement also provides for customary exculpation, indemnification, contribution and expense reimbursement provisions in favor of Irving Place Capital Management, L.P. and its affiliates.

Consulting Agreement

In exchange for strategic advisory assistance, Technologies has entered into a consulting agreement with Michael McLain, our executive chairman, and other consultants. The aggregate amount payable pursuant to the consulting agreement is currently expected to be $740,000. We will reduce the fees paid to Irving Place Capital pursuant to the management services agreement, up to $740,000, for any fees paid pursuant to the consulting agreement, and, as a result, we will not incur any net cost for up to $740,000 in services provided under the consulting agreement. We or Technologies will also pay certain expenses incurred by the consultants.

Employment Agreements

See “Executive Compensation — Employment Agreements” for a description of the employment agreements with our named executive officers.

Procedures with Respect to Review and Approval of Related Person Transactions

Prior to the Merger, as set forth in the charter of the Audit Committee of the Board of Directors, the Audit Committee reviewed, discussed and approved any transactions or courses of dealing with related parties that were significant in size or involved terms or other aspects that differed from those that would likely be negotiated with independent parties. All transactions required to be reported pursuant to Item 404(a) of Regulation S-K since the beginning of the 2008 fiscal year were reviewed and approved by the disinterested members of the Board of Directors. Upon completion of the Merger, the Audit Committee was dissolved, and, during the remainder of 2010 and until March 8, 2011, when a new Audit Committee was appointed, the Board of Directors as a whole solely performed the functions of the Audit Committee, including the review and approval of all transactions or courses of dealing with related parties that were significant in size or involved terms or other aspects that differed from those that would likely be negotiated with independent parties, and all transactions required to be reported pursuant to Item 404(a) of Regulation S-K. Effective

March 8, 2011, we appointed an Audit Committee. One of the Audit Committee’s functions is to review, discuss and approve any transactions or courses of dealing with related parties that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. Our Board of Directors continues to review and approve all transactions required to be reported pursuant to Item 404(a) of Regulation S-K.

The Audit Committee has not yet adopted a formal written policy for the review and approval of transactions or courses of dealing with related parties; however, from the consummation of the Merger until March 8, 2011 our Board of Directors, and from March 8, 2011 to the present our Audit Committee, follows an unwritten process to review, discuss and approve all transactions or courses of dealings with related parties that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. When considering such transactions, our officers notify our Audit Committee of the proposed transaction, provide a brief background of the proposed transaction and schedule a meeting with the Audit Committee to review the proposed transaction. At the meeting, our President and Chief Executive Officer, Executive Vice President and Chief Financial and Accounting Officer and other officers, as appropriate, provide information to the Audit Committee regarding the proposed transaction, after which the members of the Audit Committee and officers discuss the proposed transaction and the implications of engaging a related party as opposed to an unrelated third party. If the Audit Committee determines that the proposed transaction is in our best interests, it will vote to approve entering into the transaction with the applicable related party. We expect that the Board and the Audit Committee will adopt a formal written charter of the Audit Committee that will, among other things, set forth a formal policy for the review and approval of all transactions or courses of dealing with related parties.

Pursuant to the terms of the Stockholders’ Agreement described above, except for transactions contemplated by such agreement, Technologies will not, nor will it permit any of its subsidiaries (including the Company) to, directly or indirectly, enter into any transaction or agreement, including without limitation the purchase, sale or exchange of property or the rendering of any services, with Topco or any of its affiliates (other than Technologies and its subsidiaries and employees of Technologies and its subsidiaries), except (i) pursuant to the Management Services Agreement described above, (ii) any agreement evidencing investments to be made by Topco or its affiliates in respect of which stockholders who are employees or directors of Technologies or any of its subsidiaries are given preemptive or other participation rights, (iii) the issuance of pro-rata dividends, distributions and redemptions, (iv) transactions with portfolio companies of Topco that are in the ordinary course of business and on arm’s length terms, and if material, have been approved by a majority of disinterested directors of Technologies’ board of directors, (v) the payment of reasonable directors’ fees and expenses and the provision of customary indemnification to directors and officers of Technologies and its subsidiaries, (vi) transactions between Technologies and its subsidiaries and Topco and its affiliates contemplated by the Merger Agreement or (vii) any other transaction approved by a majority of disinterested directors of Technologies’ board of directors.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of provisions relating to our indebtedness other than the exchange notes offered hereby.

Working Capital Facility

Summarized below are the principal terms of the agreements that govern the Working Capital Facility. The following summary does not purport to be a complete description of the Working Capital Facility or such agreements and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Fourth Amended and Restated Credit Agreement filed as an exhibit hereto.

General

In connection with the Merger, we entered into the Working Capital Facility with General Electric Capital Corporation, as administrative agent. The Working Capital Facility provides for revolving credit financing of up to $60.0 million, including letter of credit and swingline loan sub-facilities, subject to borrowing base capacity, with a maturity of five years.

The borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of up to:

•	85% of the aggregate book value of eligible accounts receivable; plus

•	the lesser of (a) 85% of the book value of eligible inventory multiplied by a percentage representing the net orderly liquidation value of such inventory expressed as a percentage of the book value of such inventory and (b) 65% of the aggregate book value of the sum of the eligible inventory.

The Working Capital Facility includes borrowing capacity available for letters of credit, in an aggregate principal amount not to exceed $10.0 million outstanding at any time during the term of the Working Capital Facility, and for borrowings on same-day notice, referred to as swingline loans. Swingline loans will be available, at the swingline lender’s sole discretion, in an aggregate principal amount not to exceed $10.0 million at any time during the term of the Working Capital Facility and will accrue interest as a base rate loan, plus the then applicable margin. General Electric Capital Corporation currently serves as the sole swingline lender and sole issuing bank under the Working Capital Facility. Borrowings under the Working Capital Facility are subject to the satisfaction of customary borrowing conditions, including absence of a default and accuracy of representations and warranties.

Under the Indenture governing the exchange notes offered hereby, the aggregate principal amount outstanding at any one time under the Working Capital Facility cannot exceed the greater of $60.0 million and the borrowing base. Provided that no default or event of default is then existing or would arise therefrom, we will have the option to increase the commitments under the Working Capital Facility by an amount not to exceed $25.0 million; provided that existing lenders under the Working Capital Facility will not be required to participate in such increase and that the terms of any such increase shall be consistent with the terms of the Working Capital Facility to the reasonable satisfaction of the administrative agent under the Working Capital Facility.

Interest Rate and Fees

For the first six months following the closing date of the Merger, borrowings under the Working Capital Facility bear interest at a rate per annum equal to, at our option, either (i) a LIBOR rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin of 2.75% or (ii) a base rate determined by reference to the highest of (a) the rate last quoted by The Wall Street Journal as the U.S. “Prime Rate,” (b) the federal funds effective rate plus 1/2 of 1% and (c) the sum of the three-month LIBOR rate plus the excess of the LIBOR applicable margin over the base rate applicable margin, plus an applicable margin of 1.50%. After the first six months following the closing date of the Merger, the applicable margins under the Working Capital Facility will be subject to step ups and step downs based on average excess borrowing availability under the Working Capital Facility being greater than or equal to $25.0 million. If the average excess borrowing availability under the Working Capital Facility is greater than or equal to $25.0 million, the applicable margins will be 1.50% for base rate loans and 2.75% for LIBOR loans. If the average excess borrowing availability under the Working Capital Facility is less than $25.0 million, the applicable margins will be 1.75% for base rate loans and 3.00% for LIBOR loans.

In addition to paying interest on outstanding principal under the Working Capital Facility, we are required to pay a commitment fee, in respect of the unutilized commitments thereunder, equal to (i) 0.75% per annum if outstanding loans and letters of credit are less than or equal to 50% of the aggregate amount of such commitments or (ii) 0.50% if the outstanding loans and letters of credit are greater than 50% of the aggregate amount of such commitments. We are also required to pay letter of credit fees, including, without limitation, a fee equal to the applicable margin on LIBOR loans under the Working Capital Facility, customary letter of credit issuance fees and administrative agency fees.

Mandatory Repayments

If at any time the aggregate amount of outstanding loans (including swingline loans), unreimbursed letter of credit drawings and undrawn letters of credit under the Working Capital Facility exceeds the lesser of (i) the aggregate commitments under the Working Capital Facility and (ii) the borrowing base, we will be required to repay outstanding loans and then cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

Voluntary Repayment

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Final Maturity

There is no scheduled amortization under the Working Capital Facility. All outstanding loans under the Working Capital Facility will be due and payable in full in December 2015.

Guarantees and Security

All obligations under the Working Capital Facility are unconditionally guaranteed by our parent Technologies and substantially all of our existing and future, direct and indirect, wholly-owned domestic subsidiaries and certain of our Australian subsidiaries. Subject to the terms of the Intercreditor Agreement (see “Description of the Exchange Notes — Intercreditor Agreement”), all obligations under the Working Capital Facility and the guarantees of those obligations are secured, subject to certain exceptions, by substantially all of our U.S. and Australian assets, including:

•	a first priority security interest in substantially all accounts receivable and other rights to payment, inventory, all documents related to inventory, instruments and general intangibles (excluding intellectual property) relating to accounts receivable and inventory, deposit accounts, cash and cash equivalents; and

•	a second priority security interest in all other tangible and intangible assets that secure the notes offered hereby on a first priority basis.

Restrictive Covenants and Other Matters

The Working Capital Facility provides that if the excess availability under the Working Capital Facility is less than $9.0 million, we must satisfy a minimum fixed charge coverage ratio test of at least 1.1 to 1.0. In addition, the Working Capital Facility includes negative covenants that, subject to certain exceptions, limit our ability and the ability of our parent Technologies and our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	grant liens;

•	consolidate, merge or sell all or substantially all of our assets;

•	transfer or sell assets and enter into sale and leaseback transactions;

•	make certain loans and investments;

•	pay dividends, make other distributions or repurchase or redeem our or our parent Technologies’ capital stock;

•	prepay or redeem certain indebtedness;

•	amend or otherwise alter terms of subordinated debt or the notes;

•	enter into transactions with affiliates;

•	change our fiscal year; and

•	change the status of our parent Technologies as a passive holding company.

The Working Capital Facility contains certain representations and warranties, affirmative covenants and events of default, including, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any material guaranty or security document supporting the Working Capital Facility to be in force and effect, and change of control. If such an event of default occurs, the administrative agent under the Working Capital Facility would be entitled to take various actions, including the termination of the commitments and acceleration of amounts due under the Working Capital Facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE EXCHANGE NOTES

General

Capitalized terms used in this “Description of the Exchange Notes” section and not otherwise defined have the meanings set forth in the section “— Certain definitions.” As used in this “Description of the Exchange Notes” section, (1) the term “Issuer” refers only to Thermadyne Holdings Corporation and not to any of its subsidiaries and (2) unless the context provides otherwise, the terms “we,” “our,” and “us” each refer to the Issuer and its consolidated Subsidiaries.

The Issuer previously issued $260.0 million aggregate principal amount of 9% senior secured notes due 2017 (the “outstanding notes”) pursuant to the indenture dated December 3, 2010 (the “Indenture”) by and among the Issuer, the Guarantors, U.S. Bank National Association, as Trustee (“Trustee”) and U.S. Bank National Association, as Collateral Trustee (“Collateral Trustee”). Except as otherwise indicated below, the following summary applies to both the outstanding notes issued under the Indenture and the exchange notes to be issued in connection with the exchange offer. The Issuer will also issue the exchange notes under the Indenture. The term “notes” means the exchange notes and the outstanding notes, in each case outstanding at any given time and issued under the Indenture. The Indenture incorporates the provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act” or “TIA”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes, and (iii) certain additional interest rate provisions are no longer applicable.

The following is a summary of the material terms and provisions of the notes, the Indenture and the Security Documents. The following summary does not purport to be a complete description of the notes or such agreements and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture and the Security Documents. We urge you to read the Indenture and the Security Documents because they, not this description, define your rights as Holders of the notes. Copies of the Indenture and the Security Documents may be obtained from the Issuer upon request when available.

Brief Description of the Notes

The Notes

The notes:

•	will be general senior secured obligations of the Issuer;

•	will be secured on a first priority basis by Liens on the Fixed Assets Collateral held by the Issuer and on a second priority basis by Liens on substantially all of the ABL Collateral held by the Issuer, in each case subject to certain Liens permitted by the Indenture;

•	will be effectively senior to all unsecured Indebtedness of the Issuer to the extent of the value of the collateral securing the notes;

•	will be effectively subordinated to Permitted ABL Obligations of the Issuer to the extent of the value of the ABL Collateral held by the Issuer;

•	will be secured equally and ratably with any Permitted Fixed Asset Obligations of the Issuer incurred in the future (including any additional notes issued under the Indenture that constitute Permitted Fixed Asset Debt);

•	will be structurally subordinated to any existing and future Indebtedness and other liabilities of the Issuer’s non-Guarantor Subsidiaries;

•	will be pari passu in right of payment with all existing and future Indebtedness of the Issuer that is not subordinated;

•	will be senior in right of payment to any existing and future subordinated Indebtedness of the Issuer; and

•	will be guaranteed on a senior secured basis by the Guarantors, as described under the caption “— The Guarantees.”

The Guarantees

The notes will be fully and unconditionally, jointly and severally, guaranteed by all of the Guarantors.

Each Guarantee of a Guarantor:

•	will be a general senior secured obligation of that Guarantor;

•	will be secured on a first priority basis by Liens on the Fixed Assets Collateral held by that Guarantor and on a second priority basis by Liens on substantially all of the ABL Collateral held by that Guarantor, in each case subject to certain Liens permitted by the Indenture;

•	will be effectively senior to all unsecured Indebtedness of that Guarantor to the extent of the value of the collateral securing the notes;

•	will be effectively subordinated to Permitted ABL Obligations of that Guarantor to the extent of the value of the ABL Collateral held by that Guarantor;

•	will be secured equally and ratably with any Permitted Fixed Asset Obligations of that Guarantor incurred in the future;

•	will be pari passu in right of payment with all existing and future Indebtedness of that Guarantor that is not subordinated; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Not all of the Issuer’s Subsidiaries will guarantee the notes. The Issuer’s Immaterial Subsidiaries and Foreign Subsidiaries will not be required to guarantee the notes until and unless they guarantee any Credit Facility or capital markets Indebtedness of the Issuer or any Domestic Subsidiary or, in the case of Immaterial Subsidiaries, they cease to constitute Immaterial Subsidiaries. Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. will be guarantors of the notes; provided, however, that, to the extent such entities no longer guarantee any Credit Facility or capital markets Indebtedness, such entities shall no longer be required to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. See “Risk Factors — Risks Related to the Notes and the Collateral — The notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.”

If the Issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Immaterial Subsidiary) on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor, execute a supplemental indenture, execute the Security Documents, and deliver an Opinion of Counsel to the Trustee.

As of the Issue Date, all of the Issuer’s Subsidiaries are Restricted Subsidiaries. In addition, under the circumstances described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,” the Issuer will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. The Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Unrestricted Subsidiaries will not guarantee the notes issued in this exchange offer.

Principal, Maturity and Interest

The notes are unlimited in aggregate principal amount, of which $260.0 million in aggregate principal amount were previously issued and of which up to $260.0 million of exchange notes will be issued in this exchange offer and exchanged for the outstanding notes. The notes will mature on December 15, 2017. The Issuer may issue additional notes from time to time after this exchange offer under the Indenture (“Additional Notes”). Any offering of Additional Notes is subject to the covenants contained in the Indenture, including the covenants described below in the sections entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.” The outstanding notes, the exchange notes and any Additional Notes subsequently issued under the Indenture will be substantially identical other than the issuance dates and, potentially, the dates from which interest will accrue and will be treated as a single class for all purposes under the Indenture and the Security Documents. Any outstanding notes that remain outstanding after the completion of this exchange offer, together with the exchange notes issued in connection with this exchange offer, will be treated as a single class of securities under the Indenture. Any Additional Notes issued after this exchange offer will be secured, equally and ratably with the notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the notes. Because, however, any Additional Notes may not be fungible with the notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different global note or notes and otherwise be treated as a separate class or classes of notes for other purposes.

Interest on the notes will accrue at the rate of 9% per annum and will be payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2011, to Holders of record of notes on the immediately preceding June 1 and December 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of the Exchange Notes” include any Additional Notes that are actually issued. The notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Payments

Principal of, premium, if any, and interest on the notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the paying agent, payment of interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Security for the Notes

The notes and the Guarantees will have the benefit of Liens held by the Collateral Trustee on the Collateral. The Collateral will consist of (i) the Fixed Assets Collateral, as to which the holders of Permitted Fixed Asset Obligations (including the Holders of notes and Additional Notes, if any) will have a first-priority security interest (subject to Permitted Liens) and the holders of Permitted ABL Obligations will have a second-priority security interest subject to certain Liens permitted under the Permitted ABL Documents, and (ii) the ABL Collateral, as to which the holders of Permitted ABL Obligations will have a first-priority security interest subject to certain Liens permitted under the Permitted ABL Documents and as to substantially all of which the holders of Permitted Fixed Asset Obligations (including the Holders of notes and Additional Notes, if any) will have a second-priority security interest (subject to Permitted Liens).

The Issuer and the Guarantors will be able to incur additional Permitted Fixed Asset Debt and additional Permitted ABL Debt in the future that will also be secured by liens on the Collateral. The amount of all such additional Indebtedness will be limited by the covenants disclosed under “— Certain Covenants — Liens” and “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances, the amount of such additional secured Indebtedness could be significant.

Fixed Assets Collateral

The Fixed Assets Collateral will be pledged as collateral to the Collateral Trustee for the benefit of the Trustee, the Collateral Trustee, the holders of the notes and the holders of any future Permitted Fixed Asset Obligations. The notes and the Guarantees will be secured, together with any future Permitted Fixed Asset Obligations, by first-priority security interests in the Fixed Assets Collateral, subject to Permitted Liens. The Fixed Assets Collateral primarily consists of substantially all (i) machinery, equipment, furniture, fixtures, intellectual property, owned real property, general intangibles (except those constituting ABL Collateral and those relating thereto) and proceeds of the foregoing, (ii) all of the Capital Stock and intercompany notes of the Issuer and each Subsidiary of the Issuer owned by the Issuer or any Guarantor (limited, in the case of Foreign Subsidiaries that are not Guarantors, to 65% of the voting Capital Stock and 100% of the non-voting Capital Stock of each first-tier Foreign Subsidiary), and (iii) substantially all other current and future tangible and intangible assets of the Issuer and the Guarantors (whether owned or leased), in each case other than ABL Collateral and Excluded Assets.

Initially, subject to Permitted Liens, only the notes and the Guarantees will have the benefit of the first-priority security interest in the Fixed Assets Collateral held by the Collateral Trustee. Except for Permitted Fixed Asset Obligations and Permitted Liens, no other Indebtedness incurred by the Issuer may share in the first-priority security interest in the Fixed Assets Collateral.

The Issuer and the Guarantors will grant a second-priority Lien on the Fixed Assets Collateral for the benefit of the holders of Permitted ABL Obligations, which initially will consist of loans outstanding under the ABL Credit Facility, obligations with respect to letters of credit issued under the ABL Credit Facility, Permitted Hedging Obligations and Permitted Cash Management Obligations. Except as provided in the Intercreditor Agreement, holders of such second-priority Liens will not be able to take any enforcement action with respect to the Fixed Assets Collateral so long as any notes or any other Permitted Fixed Asset Obligations are outstanding.

ABL Collateral

The notes and the Guarantees will also be secured by a second-priority Lien on and security interest in substantially all of the ABL Collateral (subject to Permitted Liens). The ABL Collateral will consist of substantially all accounts receivable and other rights to payment, general intangibles (excluding intellectual property), inventory, documents related to inventory, deposit accounts, commodity accounts, securities accounts, lock-boxes, instruments, chattel paper, cash and cash equivalents, and, in each case, the proceeds thereof, of the Issuer and the Guarantors. Except as provided in the Intercreditor Agreement, holders of such second-priority Liens will not be able to take any enforcement action with respect to the ABL Collateral so long as any Permitted ABL Obligations are outstanding.

Excluded Assets

Notwithstanding the foregoing, the Notes will not be secured by a Lien on Excluded Assets and will be subject to Permitted Liens.

The Fixed Assets Collateral does not and will not include the following (collectively, the “Excluded Assets”):

(1) (a) Capital Stock of any Subsidiary shall be excluded to the extent that Rule 3-16 of Regulation S-X under the Securities Act requires or would require the filing with the SEC of separate financial statements of such Subsidiary that are not otherwise required to be filed but only to the extent necessary not to be subject to such requirement and (b) any voting stock in excess of 65% of the outstanding voting stock of any Foreign Subsidiary, which, pursuant to the terms of the Indenture, is not required to guarantee the notes;

(2) items as to which a security interest cannot be granted without violation of contract rights or applicable law;

(3) other property subject to Liens securing Permitted Liens described in clause (8) of the definition of “Permitted Liens;”

(4) any “intent to use” trademark applications for which a statement of use has not been filed (but only until such statement is filed);

(5) proceeds and products from any and all of the foregoing excluded collateral described in clauses (1) through (4), unless such proceeds or products would otherwise constitute Fixed Assets Collateral; and

(6) certain other exceptions described in the Security Documents.

Intercreditor Agreement

Although the Holders of the notes will not be party to the Intercreditor Agreement, by their acceptance of notes they will agree to be bound thereby. Pursuant to the terms of the Intercreditor Agreement, after an event of default, the Collateral Trustee will determine the time and methods by which the security interests in the Fixed Assets Collateral will be enforced and the ABL Agent will determine the time and methods by which the security interests in the ABL Collateral will be enforced.

The aggregate amount of the obligations secured by the ABL Collateral may, subject to the limitations set forth in the Indenture, be increased.

The obligations secured by the ABL Collateral consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Liens securing the Permitted Fixed Asset Obligations, including the notes, or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the Intercreditor Agreement will not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the ABL Collateral or the obligations secured by the Fixed Assets Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative of the secured parties or any secured party may take or fail to take in respect of any Collateral.

Relative Priorities

The Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing Permitted ABL Obligations or any Permitted Fixed Asset Obligations and notwithstanding any provision of any UCC or any other applicable law or the Permitted ABL Documents or the Permitted Fixed Asset Documents or any defect or deficiencies in, or failure to perfect, the Liens securing the Permitted ABL Obligations or the Permitted Fixed Asset Obligations or any other circumstance whatsoever, the ABL Agent, on behalf of each of the holders of Permitted ABL Obligations, and the Collateral Trustee, on behalf of each of the holders of Permitted Fixed Asset Obligations, agree that:

(1) any Lien of the ABL Agent on the ABL Collateral securing Permitted ABL Obligations, whether such Lien is now or hereafter held by or on behalf of, or created for the benefit of, the ABL Agent or any other holder of Permitted ABL Obligations or any other agent or trustee therefor, regardless of how or when acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the ABL Collateral securing any Permitted Fixed Asset Obligations; and

(2) any Lien of the Collateral Trustee on the Fixed Assets Collateral securing Permitted Fixed Asset Obligations, whether such Lien is now or hereafter held by or on behalf of, or created for the benefit of, the Collateral Trustee, any other holder of Permitted Fixed Asset Obligations or any other agent or trustee therefor, regardless of how or when acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects to all Liens on the Fixed Assets Collateral securing any Permitted ABL Obligations.

Exercise of Remedies

The Intercreditor Agreement provides that for so long as any Permitted ABL Obligations remain outstanding, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer, any Guarantor, the Collateral Trustee and the holders of Permitted Fixed Asset Obligations:

(1) will not exercise or seek to exercise (but instead shall be deemed to have irrevocably, absolutely and unconditionally waived the right to exercise), any rights, powers, or remedies with respect to any ABL Collateral (including (A) any right of set-off or any right under any account agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which the Collateral Trustee or any other Fixed Asset Claimholder is a party, (B) any right to undertake self-help re-possession or non-judicial disposition of any ABL Collateral (including any partial or complete strict foreclosure), and/or (C) any right to institute, prosecute, or otherwise maintain any action or proceeding with respect to such rights, powers or remedies (including, in each case, any action of foreclosure or any other similar enforcement)); provided, however that the Collateral Trustee and the other Fixed Asset Claimholders may commence or join with any Person in commencing, or filing, a petition for any Insolvency or Liquidation Proceeding;

(2) will not, directly or indirectly, contest, protest or object to or interfere with, hinder or delay in any manner any enforcement action or any other judicial or non-judicial foreclosure proceeding or action (including any partial or complete strict foreclosure) brought by the ABL Agent or any other holder of Permitted ABL Obligations relating to the ABL Collateral or any other exercise by the ABL Agent or any other holder of Permitted ABL Obligations of any other rights, powers and remedies relating to the ABL Collateral, including any sale, lease, exchange, transfer, or other disposition of the ABL Collateral, whether under the Permitted ABL Documents, applicable law, or otherwise;

(3) will not object to the waiver or forbearance by the ABL Agent or any other holders of Permitted ABL Obligations from bringing or pursuing any action to enforce, or any right or power to repossess, replevy, attach, garnish, levy upon, collect the proceeds of, foreclose or realize its lien upon, or dispose of, or exercise any remedies with respect to, the ABL Collateral;

(4) except as set forth below in this section, irrevocably, absolutely, and unconditionally waive any and all rights the Collateral Trustee or the other holders of Permitted Fixed Asset Obligations may have as a junior lien creditor or otherwise to object (and seek or be awarded any relief of any nature whatsoever based on any such objection) to the manner in which the ABL Agent or the other holders of Permitted ABL Obligations (A) enforce or collect (or attempt to collect) the Permitted ABL Obligations or (B) realize or seek to realize upon or otherwise enforce the Liens in and to the ABL Collateral securing the Permitted ABL Obligations, regardless of whether any action or failure to act by or on behalf of the ABL Agent or the other holders of Permitted ABL Obligations is adverse to the interest of the Collateral Trustee or the other holders of Permitted Fixed Asset Obligations. Without limiting the generality of the foregoing, to the maximum extent permitted by law, the holders of Permitted Fixed Asset Obligations shall be deemed to have irrevocably, absolutely, and unconditionally waived any right to object (and seek or be awarded any relief of any nature whatsoever based on any such objection), at any time prior or subsequent to any disposition of any of the ABL Collateral, on the ground(s) that any such disposition of ABL Collateral (x) would not be or was not “commercially reasonable” within the meaning of any applicable UCC and/or (y) would not or did not comply with any other requirement under any applicable UCC or under any other applicable law governing the manner in which a secured creditor (including one with a Lien on real property) is to realize on its collateral; and

(5) will not object to the waiver or forbearance by the ABL Agent or any other holders of Permitted ABL Obligations from bringing or pursuing any Enforcement with respect to the ABL Collateral;

provided, however, that, in the case of clauses (1), (2) and (3) above, the Liens granted to secure the Permitted Fixed Asset Obligations in favor of the holders of Permitted Fixed Asset Obligations shall attach to any proceeds resulting from actions taken by the ABL Agent or any other holder of Permitted ABL Obligations with respect to the ABL Collateral in accordance with the respective priorities set forth above under “— Relative Priorities” after application of such proceeds to the extent necessary to pay off and discharge the Permitted ABL Obligations.

The Intercreditor Agreement provides that for so long as any Permitted ABL Obligations remain outstanding, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer, any Guarantor, the ABL Agent and the holders of Permitted ABL Obligations will have the right to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and, in connection therewith make determinations regarding the release, disposition, or restrictions with respect to the ABL Collateral without any consultation with or the consent of the Collateral Trustee or any holder of Permitted Fixed Asset Obligations; provided, however, that the Lien (if any) securing the Permitted Fixed Asset Obligations will remain on the proceeds (other than those properly applied to the Permitted ABL Obligations) of such ABL Collateral released or disposed of subject to the relative priorities described under the caption “— Relative Priorities.” In exercising any rights, powers and remedies with respect to the ABL Collateral, the ABL Agent and the holders of Permitted ABL Obligations may enforce the provisions of the Permitted ABL Documents and exercise the rights, powers and/or remedies thereunder and/or under applicable law or otherwise, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement will include the rights of an agent appointed by them to sell or otherwise dispose of the ABL Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under the bankruptcy laws of any applicable jurisdiction. The Collateral Trustee will agree, on behalf of the holders of Permitted Fixed Asset Obligations, to waive the right to commence any legal action or assert in any legal action or in any Insolvency or Liquidation Proceeding any claim against the ABL Agent or other holder of Permitted ABL Obligations seeking damages from the ABL Agent or other holder of Permitted ABL Obligations or other relief, by way of specific performance, injunction or otherwise, with respect to any action taken or omitted by the ABL Agent or other holder of Permitted ABL Obligations with respect to the ABL Collateral as permitted by the Intercreditor Agreement.

The Intercreditor Agreement provides that, notwithstanding the foregoing, the Collateral Trustee and any holder of Permitted Fixed Asset Obligations may:

(1) file a claim or statement of interest with respect to the Permitted Fixed Asset Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or such Guarantor;

(2) take any action (not adverse to the priority status of the Liens on the ABL Collateral, or the rights of the ABL Agent or any of the holders of Permitted ABL Obligations to exercise remedies in respect thereof) in order to create, perfect, preserve or protect (but not enforce) its Lien on any of the Collateral;

(3) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the holders of Permitted Fixed Asset Obligations, including any claims secured by the Fixed Assets Collateral or the ABL Collateral, if any, in each case in accordance with the terms of the Intercreditor Agreement;

(4) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Issuer and the Guarantors arising under either any Insolvency or Liquidation Proceeding or applicable non-bankruptcy law, in each case not prohibited by the terms of the Intercreditor Agreement or applicable law (including the bankruptcy laws of any applicable jurisdiction) and, subject to restrictions set forth below, any pleadings, objections, motions or agreements which assert rights or interests available to secured creditors solely with respect to the Fixed Assets Collateral; and

(5) vote on any plan of reorganization, file any proof of claim, make other filings and make any arguments and motions that are, in each case, not prohibited by the terms of the Intercreditor Agreement, with respect to the Permitted Fixed Asset Obligations and the Collateral.

In addition, the Intercreditor Agreement provides that the Collateral Trustee, on behalf of itself and the holders of Permitted Fixed Asset Obligations, agrees that it will not take or receive any ABL Collateral or any proceeds of such ABL Collateral in connection with the exercise of any right or remedy (including set-off) with respect to any such ABL Collateral in its capacity as a creditor in violation of the Intercreditor Agreement. Without limiting the generality of the foregoing, for so long as any Permitted ABL Obligations remain outstanding, except as expressly provided under the first and third paragraphs under this caption and under the adequate protection provisions in the Intercreditor Agreement, the sole right of the Collateral Trustee and the holders of Permitted Fixed Asset Obligations with respect to the ABL Collateral is to hold a Lien (if any) on such ABL Collateral pursuant to the applicable Security Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after no Permitted ABL Obligations remain outstanding.

The ABL Agent will be subject to reciprocal restrictions with respect to its ability to enforce the second-priority security interest in the Fixed Assets Collateral held by holders of Permitted ABL Obligations.

The Intercreditor Agreement provides that in the event that, pursuant to clause (1) of the definition of “Excluded Assets” set forth above under the heading “— Security for the Notes — Excluded Assets,” the Collateral Trustee’s Lien on any Capital Stock of any Subsidiary is released for the purpose of maintaining compliance with Rule 3-16 of Regulation S-X under the Securities Act without filing with the SEC separate financial statements of any issuer of such Fixed Assets Collateral that are not otherwise required to be filed, the ABL Agent may maintain its Lien on that Capital Stock. However, the ABL Agent will not be permitted to exercise or seek to exercise any rights, powers, or remedies with respect to that Capital Stock at any time while any notes are outstanding unless either (a) the Collateral Trustee delivers a direction, given at the request of the holders of the requisite percentage or amount of Permitted Fixed Asset Obligations required in the Collateral Trust Agreement, instructing the ABL Agent to take such an action (in which case the ABL Agent will agree to act in good faith and exercise reasonable care and diligence but will have no liability to the Collateral Trustee or any holder of notes as further described under “— No Duties of ABL Agent” below), or (b) the Collateral Trustee consents in writing (with the consent of the holders of the requisite percentage or amount of Permitted Fixed Asset Obligations required in the Collateral Trust Agreement) to an action proposed to be taken by the ABL Agent.

Releases

The Intercreditor Agreement provides that if in connection with the exercise of the ABL Agent’s remedies in respect of any ABL Collateral as described under the caption “— Exercise of Remedies,” the ABL Agent, for itself and/ or on behalf of any of the holders of Permitted ABL Obligations, releases any of its Liens on any part of the ABL Collateral, then the Liens, if any, of the Collateral Trustee, for itself and/or for the benefit of the holders of Permitted Fixed Asset Obligations, on the ABL Collateral sold or disposed of in connection with such exercise, will be automatically, unconditionally and simultaneously released. The Collateral Trustee, for itself and/or on behalf of any such holders of Permitted Fixed Asset Obligations, promptly will execute and deliver to the ABL Agent or the Issuer or such Guarantor, as applicable, such termination statements, releases and other documents as the ABL Agent or the Issuer or such Guarantor, as applicable, may request to effectively confirm such release.

The Intercreditor Agreement provides that if in connection with the exercise of the Collateral Trustee’s remedies in respect of any Fixed Assets Collateral as described under the caption “— Exercise of Remedies,” the Collateral Trustee, for itself and/or on behalf of any of the holders of Permitted Fixed Asset Obligations, releases any of its Liens on any part of the Fixed Assets Collateral, then the Liens, if any, of the ABL Agent, for itself and/or for the benefit of the holders of Permitted ABL Obligations, on the Fixed Assets Collateral sold or disposed of in connection with such exercise, will be automatically, unconditionally and simultaneously released. The ABL Agent, for itself and/or on behalf of any such holders of Permitted ABL Obligations, promptly will execute and deliver to the Collateral Trustee or the Issuer or such Guarantor, such termination statements, releases and other documents as the Collateral Trustee or the Issuer or such Guarantor may request to effectively confirm such release.

No Duties of ABL Agent

The Intercreditor Agreement provides that the ABL Agent will not have any duties or other obligations to any holder of Permitted Fixed Asset Obligations with respect to the ABL Collateral, other than to hold the Collateral that is in its possession or control as non-fiduciary, gratuitous bailee for the benefit of the Collateral Trustee solely for the purpose of perfecting the security interest granted under the Security Documents, to transfer to the Collateral Trustee any proceeds of any such ABL Collateral in which the Collateral Trustee continues to hold a security interest remaining following any sale, transfer or other disposition of such ABL Collateral (in each case, unless the Lien on all such ABL Collateral for the benefit of the holders of Permitted Fixed Asset Obligations is terminated and released prior to or concurrently with such sale, transfer, disposition, payment or satisfaction), the payment and satisfaction in full of such Permitted ABL Obligations and the termination of any commitment to extend credit that would constitute such Permitted ABL Obligations, or, if the ABL Agent is in possession of all or any part of such ABL Collateral after such payment and satisfaction in full and termination, such ABL Collateral or any part thereof remaining, in each case without representation or warranty on the part of the ABL Agent or any such holder of Permitted ABL Obligations. The ABL Agent shall not have any obligation whatsoever to the Collateral Trustee or any holder of Permitted Fixed Asset Obligations to ensure that any Collateral in its possession is genuine or owned by the Issuer or any Guarantor or to preserve rights or benefits of any Person. The Intercreditor Agreement has reciprocal provisions regarding the duties owed to the ABL Agent and the holders of Permitted ABL Obligations by the Collateral Trustee or any other holders of Permitted Fixed Asset Obligations with respect to the Fixed Assets Collateral or the Collateral.

The Intercreditor Agreement provides that the Collateral Trustee, for itself and on behalf of each holder of Permitted Fixed Asset Obligations, will waive any claim that may be had against the ABL Agent or any holder of Permitted ABL Obligations arising out of (i) the election by any holder of Permitted ABL Obligations of Section 1111(b)(2) of the Bankruptcy Code as a result of or in connection with any Insolvency or Liquidation Proceeding, or (ii) any borrowing of, or grant of a security interest or administrative expense priority by, the Issuer or any of its Subsidiaries as debtors-in-possession under Sections 363 and 364 of the Bankruptcy Code as a result of or in connection with any Insolvency or Liquidation Proceeding, so long as not in contravention of the Intercreditor Agreement. The Collateral Trustee and each holder of Permitted Fixed Asset Obligations have agreed in the Intercreditor Agreement that (i) none of the ABL Agent and the other holders of Permitted ABL Obligations has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the other Permitted ABL Documents, the ownership by the Issuer or any Guarantor of any Collateral or the perfection of any Liens thereon, and (ii) the ABL Agent and the other holders of Permitted ABL Obligations shall have no duty to the Collateral Trustee or any of the other holders of Permitted Fixed Asset Obligations, in each case, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements, regardless of any knowledge thereof which they may have or be charged with. The ABL Agent and holders of Permitted ABL Obligations have agreed to reciprocal provisions regarding waiver of claims with respect to the actions of any of the holders of Permitted Fixed Asset Obligations.

Payment Over; Reinstatement

The Intercreditor Agreement provides that if the Collateral Trustee or any holder of Permitted Fixed Asset Obligations obtains possession of the ABL Collateral or realizes any proceeds or payment in respect of the ABL Collateral, pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies, at any time when any Permitted ABL Obligations secured or intended to be secured by such ABL Collateral remain outstanding or any commitment to extend credit that would constitute Permitted ABL Obligations secured or intended to be secured by such ABL Collateral remains in effect, then it will segregate such Collateral and hold such ABL Collateral, proceeds or payment in trust for the ABL Agent and the holders of any Permitted ABL Obligations secured by such ABL Collateral and transfer such ABL Collateral, proceeds or payment, as the case may be, to the ABL Agent in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The Collateral Trustee on behalf of the holders of Permitted Fixed Asset Obligations further agreed that if, at any time, all or part of any payment with respect to any Permitted ABL Obligations secured by any ABL Collateral previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the ABL Agent any payment received by it in respect of any such ABL Collateral and shall promptly turn any such ABL Collateral then held by it over to the ABL Agent, and the provisions set forth in the Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such Permitted ABL Obligations. The ABL Agent and the holders of Permitted ABL Obligations will be subject to reciprocal limitations with respect to the Fixed Assets Collateral and any proceeds or payments in respect of any Fixed Assets Collateral.

Entry Upon Premises and Access to Information by ABL Agent and Holders of Permitted ABL Obligations

The Intercreditor Agreement provides that the Collateral Trustee, on behalf of the holders of Permitted Fixed Asset Obligations, have agreed not to exercise certain remedies until prior notice has been delivered to the ABL Agent. In addition, if the Collateral Trustee or any receiver on behalf of the Collateral Trustee, as a result of the exercise of remedies, shall obtain possession or physical control of any of the Fixed Assets Collateral, the Collateral Trustee will promptly notify the ABL Agent in writing of that fact, and the ABL Agent will have the right to exercise access rights as described below in this section.

If the Collateral Trustee obtains such possession or physical control of any mortgaged premises or the ABL Agent takes any enforcement action with respect to the ABL Collateral on any mortgaged premises, the ABL Agent shall have an irrevocable, non-exclusive right to have access to, and a royalty-free, rent-free license, lease, and right to use the Fixed Assets Collateral for a period of up to 180 days for the purposes of (i) arranging for and effecting the sale or disposition of any ABL Collateral, including the production, completion, packaging and other preparation of such ABL Collateral for sale or disposition, (ii) selling the ABL Collateral (by public auction, private sale or otherwise), (iii) storing or otherwise dealing with the ABL Collateral, (iv) collecting all accounts included in ABL Collateral, copying, using or preserving any and all information relating to any of the ABL Collateral, and completing the assembly, manufacture, processing, packaging, storage, sale or disposal (whether in bulk, in lots or to customers in the ordinary course of business or otherwise), transportation or shipping and/or removal of work-in-process, raw materials, inventory or any other item of ABL Collateral and (v) any exercise of remedies by the ABL Agent, in each case without notice to, the involvement of or interference by the Collateral Trustee or any other holder of Permitted Fixed Asset Obligations, or liability to the Collateral Trustee or any other holder of Permitted Fixed Asset Obligations. Nothing contained in the Intercreditor Agreement restricts the rights of the Collateral Trustee from selling, assigning or otherwise transferring any Fixed Assets Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by these provisions of the Intercreditor Agreement. If any order or injunction is issued or stay is granted prohibiting the exercise of remedies with respect to the ABL Collateral, such 180-day period shall be tolled during the pendency of any such stay or other order.

During the period of actual occupation, use or control by the ABL Agent or the holders of Permitted ABL Obligations or their agents or representatives of any Fixed Assets Collateral, the ABL Agent and the holders of Permitted ABL Obligations may continue to operate, service, maintain, process and sell the ABL Collateral, as well as to engage in bulk sales of ABL Collateral. The ABL Agent shall take proper and reasonable care under the circumstances of any Fixed Assets Collateral that is used by the ABL Agent during the period of actual occupation, use or control by the ABL Agent or the holders of Permitted ABL Obligations, and repair any physical damage (ordinary wear-and-tear excepted) caused by the ABL Agent or its agents, representatives or designees and the ABL Agent shall comply with all applicable laws in all material respects in connection with its use or occupancy of the Fixed Assets Collateral. The ABL Agent and the other holders of Permitted ABL Obligations shall reimburse the Collateral Trustee and the other holders of Permitted Fixed Asset Obligations for any injury or damage to Persons or property (ordinary wear-and-tear excepted) directly caused by the acts or omissions of Persons under the ABL Agent’s control; provided, however, that the ABL Agent and the other holders of Permitted ABL Obligations will not be liable for any diminution in the value of the Fixed Assets Collateral caused by the absence of the ABL Collateral therefrom and none of the holders of Permitted ABL Obligations have any duty or liability to maintain the Fixed Assets Collateral in a condition or manner better than that in which it was maintained prior to the access or use thereof by any or all of the holders of Permitted ABL Obligations. In no event shall the ABL Agent or the other holders of Permitted ABL Obligations have any liability to the Collateral Trustee and/or the other holders of Permitted Fixed Asset Obligations under the Intercreditor Agreement as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Fixed Assets Collateral existing prior to the date of the exercise by the ABL Agent of its rights under the Intercreditor Agreement. The ABL Agent and the Collateral Trustee shall cooperate and use reasonable efforts to ensure that each of their activities during any period of actual occupation, use or control by the ABL Agent or the holders of Permitted ABL Obligations or their agents or representatives of any Fixed Assets Collateral as described above do not unduly interfere with the activities of the other as described above, including the right of the Collateral Trustee to show the Fixed Assets Collateral to prospective purchasers and to ready the Fixed Assets Collateral for sale.

Agreements With Respect to Bankruptcy or Insolvency Proceedings

The Intercreditor Agreement provides that if the Issuer or any of its Subsidiaries becomes subject to an Insolvency or Liquidation Proceeding and the ABL Agent or the requisite holders of Permitted ABL Obligations shall desire to permit the use of “cash collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) representing proceeds of ABL Collateral or to permit the Issuer or any Guarantor to obtain DIP Financing under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law secured by a Lien on any ABL Collateral, then neither the Collateral Trustee nor any other holder of Permitted Fixed Asset Obligations will be entitled to raise (and will not raise or support any Person in raising), but instead will be deemed to have irrevocably and absolutely waived, any objection to, and shall not otherwise in any manner be entitled to oppose or will oppose or support any Person in opposing, such cash collateral use or DIP Financing so long as (i) the aggregate principal amount of any such DIP Financing does not exceed $25.0 million, (ii) the holders of Permitted Fixed Asset Obligations retain a Lien on all such ABL Collateral with the same priority (except as set forth below) as existed prior to the commencement of the case under the Bankruptcy Code and no Lien is granted to secure such DIP Financing on any ABL Collateral and no such cash collateral to be used constitutes proceeds of ABL Collateral unless the requisite holders of Permitted ABL Obligations have consented thereto, (iii) to the extent that the ABL Agent is granted adequate protection in the form of a Lien on Collateral arising after the commencement of the Insolvency or Liquidation Proceeding, the holders of Permitted Fixed Asset Obligations are permitted to seek a Lien on such additional Collateral with (except as set forth below) the relative priority as existed prior to the commencement of the case under the Bankruptcy Code, (iv) the terms of such DIP Financing or use of cash collateral do not require the Issuer or any Guarantor to seek approval for any plan of reorganization that is inconsistent with the terms of the Intercreditor Agreement and (v) the terms of such DIP Financing do not require any holders of Permitted Fixed Asset Obligations to extend additional credit pursuant to such DIP Financing. If requested by the ABL Agent, the Collateral Trustee and each holder of Permitted Fixed Asset Obligations will subordinate its Liens in the ABL Collateral to the Liens securing the DIP Financing (and all obligations relating thereto, including any “carve-out” granting administrative priority status or Lien priority to secure repayment of fees and expenses of professionals retained by any debtor or creditors’ committee); provided that the Liens on any Fixed Assets Collateral securing the DIP Financing will rank pari passu with or senior to the Liens securing the Permitted ABL Obligations. The ABL Agent and the holders of Permitted ABL Obligations agreed to reciprocal provisions with respect to any DIP Financing that will be secured by Fixed Assets Collateral and any use of cash collateral that constitutes Fixed Assets Collateral.

The Collateral Trustee agreed in the Intercreditor Agreement on behalf of each holder of Permitted Fixed Asset Obligations that it will not oppose any sale or disposition of any ABL Collateral that is supported by the requisite holders of Permitted ABL Obligations under the Permitted ABL Documents, and the Collateral Trustee and each other holder of Permitted Fixed Asset Obligations are deemed pursuant to the Intercreditor Agreement to have irrevocably, absolutely, and unconditionally consented under Section 363 of the Bankruptcy Code (and otherwise) to any sale of any ABL Collateral supported by the requisite holders of Permitted ABL Obligations under the Permitted ABL Documents and to have released their Liens on such assets; provided that to the extent the proceeds of such Collateral are not applied to reduce Permitted ABL Obligations or any DIP Financing secured by a prior Lien on such ABL Collateral, the Collateral Trustee will continue to have rights with respect to such proceeds. The ABL Agent and the holders of Permitted ABL Debt agreed to reciprocal limitations with respect to their right to object to a sale of Fixed Assets Collateral.

The Intercreditor Agreement provides that for so long as any Permitted ABL Obligations remain outstanding, the Collateral Trustee and each other holder of Permitted Fixed Asset Obligations will not seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of any ABL Collateral, without the prior written consent of the ABL Agent, unless the ABL Agent already has filed a pending motion for such relief with respect to its interest in the ABL Collateral and a corresponding motion must be filed solely for the purpose of preserving the Collateral Trustee’s ability to receive residual distributions. The ABL Agent and the holders of Permitted ABL Obligations agreed to reciprocal limitations with respect to their right to seek relief from the automatic stay with respect to Fixed Assets Collateral.

The Intercreditor Agreement provides that for so long as any Permitted ABL Obligations remain outstanding, none of the Collateral Trustee and each other holder of Permitted Fixed Asset Obligations will contest (or support any other Person contesting) any request by the ABL Agent or any other holder of Permitted ABL Obligations for relief from the automatic stay with respect to the ABL Collateral; or any request by the ABL Agent and the holders of Permitted ABL Obligations for adequate protection with respect to the ABL Collateral; or any objection by the ABL Agent or the other holders of Permitted ABL Obligations to any motion, relief, action or proceeding based on the ABL Agent and the holders of Permitted ABL Obligations claiming a lack of adequate protection with respect to the ABL Collateral. The holders of Permitted Fixed Asset Obligations will be permitted to seek and obtain adequate protection in the form of an additional or replacement Lien on Collateral so long as (i) holders of Permitted ABL Obligations have been granted adequate protection in the form of a replacement lien on such Collateral, and (ii) any such Lien on ABL Collateral (and on any Collateral granted as adequate protection for the holders of Permitted Fixed Asset Obligations in respect of their interest in such ABL Collateral) is subordinated to the Liens of the ABL Agent in such Collateral on the same basis as the other Liens of the Collateral Trustee on the ABL Collateral. The ABL Agent and the holders of Permitted ABL Obligations agreed to reciprocal limitations with respect to their right to contest requests for adequate protection by the Collateral Trustee or the other holders of Permitted Fixed Asset Obligations with respect to Fixed Assets Collateral.

Insurance

Unless and until the Permitted ABL Obligations have been paid in full and all commitments to extend credit under the Permitted ABL Documents shall have been terminated, as between the ABL Agent, on the one hand, and the Collateral Trustee, on the other hand, the ABL Agent will have the sole and exclusive right (subject to the rights of the Issuer and Guarantors under the ABL Collateral Documents, the Indenture and the Security Documents) to adjust settlement for any insurance policy covering the ABL Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the ABL Collateral. All proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the ABL Collateral and to the extent required by the Permitted ABL Documents shall be paid to the ABL Agent for the benefit of the holders of Permitted ABL Obligations pursuant to the terms of the Permitted ABL Documents (including for purposes of cash collateralization of letters of credit) and thereafter until the Permitted ABL Obligations have been paid in full and all commitments to extend credit under the Permitted ABL Documents shall have been terminated.

Unless and until written notice is given by the Trustee and the Collateral Trustee to the ABL Agent that all Permitted Fixed Asset Obligations have been paid in full, as between the ABL Agent, on the one hand, and the Collateral Trustee, on the other hand, as the case may be, the Collateral Trustee will have the sole and exclusive right (subject to the rights of the Issuer and Guarantors under the ABL Collateral Documents, the Indenture and the Security Documents) to adjust settlement for any insurance policy covering the Fixed Assets Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting such Fixed Assets Collateral. All proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Fixed Assets Collateral and to the extent required by the Permitted Fixed Asset Documents shall be paid to the Collateral Trustee for the benefit of the Fixed Asset Claimholders pursuant to the terms of the Permitted Fixed Asset Documents (including for purposes of cash collateralization of letters of credit) and thereafter until all Permitted Fixed Asset Obligations have been paid in full.

To the extent that an insured loss covers or constitutes both ABL Collateral and Fixed Assets Collateral, then the ABL Agent and the Collateral Trustee will work jointly and in good faith to collect, adjust or settle (subject to the rights of the Issuer and Guarantors under the ABL Collateral Documents, the Indenture and the Security Documents) under the relevant insurance policy.

Refinancings of the ABL Credit Facility and the Notes

The Permitted ABL Obligations (which include obligations under the ABL Credit Facility, Permitted Hedging Obligations and may include Permitted Cash Management Obligations) and the obligations under the Indenture and the notes and any other Permitted Fixed Asset Obligations may be increased or refinanced or replaced, in whole or in part, in each case, without notice to, or the consent of, the ABL Agent, the Collateral Trustee, any holder of Permitted ABL Obligations or any holder of Permitted Fixed Asset Obligations, as applicable, all without affecting the Lien priorities provided for in the Intercreditor Agreement so long as such refinancing indebtedness is on terms and conditions that would not violate any of the Permitted Fixed Asset Documents or the Permitted ABL Documents in effect at that time; provided, however, that the holders of any such indebtedness or refinancing or replacement indebtedness bind themselves in writing to the terms of the Intercreditor Agreement.

Use of Proceeds of ABL Collateral

After the satisfaction of all Permitted ABL Obligations and the termination of all commitments to extend credit that would constitute Permitted ABL Obligations, the Collateral Trustee, in accordance with the terms of the Indenture, the Collateral Trust Agreement and the Security Documents (or as directed by a court of competent jurisdiction), will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee and the Collateral Trustee) of the ABL Collateral received by it under the Security Documents for the ratable benefit of the holders of Permitted Fixed Asset Obligations.

Subject to the terms of the Security Documents, the Issuer and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Permitted Fixed Asset Obligations (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Collateral Trustee or the ABL Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Collateral Trust Agreement

The Collateral Trust Agreement sets forth the terms on which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon any property of the Issuer or any Guarantor held by it, for the benefit of the current and future holders of Permitted Fixed Asset Obligations, including the notes. In addition, the Holders of notes and the Trustee, pursuant to the Collateral Trust Agreement, authorized the Collateral Trustee to enter into the Intercreditor Agreement described above and the Security Documents.

Collateral Trustee

U.S. Bank National Association has been appointed pursuant to the Collateral Trust Agreement to serve as the Collateral Trustee for the benefit of:

•	the Holders of notes;

•	the Holders of Additional Notes (if any); and

•	the holders of all other Permitted Fixed Asset Obligations outstanding from time to time.

The Collateral Trustee holds (directly or through co-trustees or agents), and, subject to the Intercreditor Agreement, will be entitled to enforce, all Liens on the Collateral created by the Security Documents.

Except as provided in the Collateral Trust Agreement or as directed by an act of Required Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obliged:

(1) to act upon directions purported to be delivered to it by any Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

The Issuer will deliver to each Permitted Fixed Asset Representative copies of all Security Documents delivered to the Collateral Trustee.

Enforcement of Liens

If the Collateral Trustee at any time receives written notice from a Permitted Fixed Asset Representative that the Indebtedness under a Series of Fixed Asset Debt has been accelerated or become due in accordance with its terms or has been unpaid when due at maturity, it will promptly deliver written notice thereof to each other Permitted Fixed Asset Representative. Thereafter, subject to the terms of the Permitted Fixed Asset Documents, including the Security Documents, the Collateral Trustee will act, or decline to act, as directed by an act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an act of Required Debtholders. The

Collateral Trustee shall in no way be liable or obligated to take any action in the absence of (1) express provisions in the Security Documents or (2) any direction of the Required Debtholders and shall not be liable or responsible for any action taken at the direction of the Required Debtholders.

Order of Application under Collateral Trust Agreement

The Collateral Trust Agreement provides that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the Collateral Trustee in the Security Documents, subject to the provisions of the Intercreditor Agreement, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement and the proceeds of any title or other insurance policy received by the Collateral Trustee and the proceeds of Collateral received by the Collateral Trustee pursuant to the Intercreditor Agreement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Trust Agreement on account of the fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee, each Permitted Fixed Asset Representative or any co-trustee or agent thereby in connection with any Fixed Asset Security Document (as defined in the Collateral Trust Agreement) (including, but not limited to, indemnification obligations);

SECOND, to the repayment of indebtedness and other obligations secured by a Permitted Lien (to the extent not already paid) that is permitted to be incurred on a priority basis to the notes and the other Permitted Fixed Asset Obligations on the Collateral sold or realized upon to the extent that such other indebtedness or other obligation is intended or required to be discharged (in whole or in part) in connection with such sale;

THIRD, equally and ratably to the respective Permitted Fixed Asset Representatives for application to the payment of all outstanding Permitted Fixed Asset Debt and any other Permitted Fixed Asset Obligations that are then due and payable in such order as may be provided in the Permitted Fixed Asset Documents in an amount sufficient to pay in full in cash all outstanding Permitted Fixed Asset Debt and all other Permitted Fixed Asset Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Permitted Fixed Asset Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Issuer or the applicable Guarantor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

The provisions set forth above under this caption “— Order of Application under Collateral Trust Agreement” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each current and future holder of Permitted Fixed Asset Obligations, each current and future Permitted Fixed Asset Representative and the Collateral Trustee as holder of Permitted Fixed Asset Liens. The Permitted Fixed Asset Representative of each future Series of Permitted Fixed Asset Debt will be required to deliver to the Collateral Trustee and each other Permitted Fixed Asset Representative at the time of incurrence of such Series of Fixed Asset Debt a joinder to the Collateral Trust Agreement.

Amendment of Security Documents

The Collateral Trust Agreement provides that no amendment or supplement to the provisions of any Security Document will be effective without the approval of the Collateral Trustee acting as directed by an act of Required Debtholders, except that:

(1) any amendment or supplement that has the effect solely of:

(a) adding or maintaining Collateral, securing additional Permitted Fixed Asset Debt that was otherwise permitted by the terms of the Permitted Fixed Asset Documents to be secured by the

Collateral or preserving, perfecting or establishing the Liens thereon or the rights of the Collateral Trustee therein; or

(b) providing for the assumption of any Guarantor’s obligations under any Permitted Fixed Asset Document in the case of a merger or consolidation or sale of all or substantially all of the assets of such Guarantor to the extent permitted by the terms of the Indenture and the other Permitted Fixed Asset Documents, as applicable;

will become effective when executed and delivered by the Issuer or any Guarantor party thereto and the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Permitted Fixed Asset Obligations:

(a) to vote its outstanding Permitted Fixed Asset Debt as to any matter described as subject to an act of Required Debtholders or direction by the Required Debtholders (or amends the corresponding provision of this clause (2) contained in the Collateral Trust Agreement or the definition of “Act of Required Debtholders” or “Required Debtholders”);

(b) to share in the order of application described above under “— Order of Application under Collateral Trust Agreement” in the proceeds of enforcement of or realization on any Collateral; or

(c) to require that Liens securing Permitted Fixed Asset Obligations be released only as set forth in the provisions described below under the caption “— Release of Liens on Collateral;”

will become effective without the consent of the requisite percentage or number of holders of each series of Permitted Fixed Asset Debt so affected under the applicable Permitted Fixed Asset Document; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Permitted Fixed Asset Representative or adversely affects the rights of the Collateral Trustee or any Permitted Fixed Asset Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Permitted Fixed Asset Representative, respectively.

Any amendment or supplement to the provisions of the Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the Collateral Trust Agreement and the applicable Permitted Fixed Asset Document. Any amendment or supplement that results in the Collateral Trustee’s Liens upon the Collateral no longer securing the notes and the other Obligations under the Indenture may only be effected in accordance with the provisions described under the caption “— Release of Liens on Collateral.”

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Permitted Fixed Asset Debt, each Series of Fixed Asset Debt will cast its votes in accordance with the provisions of the Permitted Fixed Asset Documents governing such Series of Fixed Asset Debt. The amount of Permitted Fixed Asset Debt to be voted by a Series of Fixed Asset Debt shall equal the outstanding aggregate principal amount of Permitted Fixed Asset Debt held by such Series of Fixed Asset Debt (including outstanding letters of credit whether or not then drawn) plus, other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Permitted Fixed Asset Debt. Following and in accordance with the outcome of the applicable vote under its Permitted Fixed Asset Documents, the Permitted Fixed Asset Representative of each Series of Fixed Asset Debt will vote the total amount of Permitted Fixed Asset Debt under such Series as a block in respect of any vote under the Collateral Trust Agreement.

Release of Liens on Collateral

The Collateral Trust Agreement provides that the Collateral Trustee’s and the Holders’ Liens on the Collateral will be automatically released and without the need of any further action:

(1) in whole, upon (a) payment in full and discharge of all outstanding Permitted Fixed Asset Debt and all other Permitted Fixed Asset Obligations that are outstanding, due and payable at the time all of the Permitted Fixed Asset Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Permitted Fixed Asset Documents;

(2) as to any item of Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or a Guarantor in a transaction or other circumstance permitted by “— Repurchase at the Option of Holders — Asset Sales” and is permitted to be, or not prohibited from being, so disposed by all of the other Permitted Fixed Asset Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee’s Liens upon the Collateral will not be released if the sale or disposition is in violation of the covenant described below under the caption “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets;”

(3) as to a release of less than all or substantially all of the Collateral, if consent to the release of all Permitted Fixed Asset Liens on such Collateral has been given by an act of Required Debtholders;

(4) as to a release of all or substantially all of the Collateral, if (a) consent to the release of such Collateral has been given by the requisite percentage or number of holders of each Series of Fixed Asset Debt at the time outstanding as provided for in the applicable Permitted Fixed Asset Documents, and (b) the Issuer has delivered an Officer’s Certificate to the Collateral Trustee certifying that all such necessary consents have been obtained; and

(5) as provided in the Intercreditor Agreement.

Release of Liens in Respect of Notes

In addition to the releases of Collateral described above, the Collateral Trust Agreement provides that the Collateral Trustee’s Liens on the Collateral will no longer secure the notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged to the extent provided under the Indenture.

The Collateral Trust Agreement provides that, as to any Series of Fixed Asset Debt other than the notes, the Collateral Trustee’s Permitted Fixed Asset Lien will no longer secure such Series of Permitted Fixed Asset Debt if such Permitted Fixed Asset Debt has been paid in full in cash, all commitments to extend credit in respect of such Series of Fixed Asset Debt have been terminated and all other Permitted Fixed Asset Obligations related thereto that are outstanding and unpaid at the time such Series of Fixed Asset Debt is paid are also paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Permitted Fixed Asset Debt

The Indenture and all future Permitted Fixed Asset Documents provide that, notwithstanding:

(1) anything to the contrary contained in the Security Documents;

(2) the time of incurrence of any Series of Fixed Asset Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Fixed Asset Debt;

(4) the time or order of filing or recording of financing statements, Mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Permitted Fixed Asset Debt may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules of determining priority under any law governing relative priorities of Liens:

(a) all Permitted Fixed Asset Liens granted at any time by the Issuer or any Guarantor will secure, equally and ratably, all current and future Permitted Fixed Asset Obligations; and

(b) all proceeds of all Permitted Fixed Asset Liens granted at any time by the Issuer or any Guarantor will be allocated and distributed equally and ratably on account of Permitted Fixed Asset Debt and other Permitted Fixed Asset Obligations.

The provisions described in this section are intended for the benefit of, and will be enforceable as a third party beneficiary by, each current and future holder of Permitted Fixed Asset Obligations, each current and future Permitted Fixed Asset Representative and the Collateral Trustee as the holder of Permitted Fixed Asset Liens. The Permitted Fixed Asset Representative of each future Series of Fixed Asset Debt is required to deliver a joinder to the Collateral Trust Agreement to the Collateral Trustee and the Trustee at the time of incurrence of such Series of Fixed Asset Debt.

Relative Rights

Nothing in the Permitted Fixed Asset Documents will:

(1) impair, as between the Issuer and the Holders of notes, the obligation of the Issuer to pay principal of, premium and interest, if any, on the notes in accordance with their terms or any other obligation of the Issuer or any Guarantor;

(2) affect the relative rights of Holders of notes as against any other creditors of the Issuer or any Guarantor (other than holders of Permitted ABL Liens, Permitted Liens or Permitted Fixed Asset Liens);

(3) restrict the right of any Holders of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions “— Intercreditor Agreement — Payment Over; Reinstatement” or “— Intercreditor Agreement — Agreements with Respect to Bankruptcy or Insolvency Proceedings”);

(4) restrict or prevent any Holders of notes or Permitted ABL Obligations, the Collateral Trustee or any Permitted ABL Representative from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by “— Security for the Notes — Intercreditor Agreement — Payment Over; Reinstatement” or “— Security for the Notes — Intercreditor Agreement — Agreements with Respect to Bankruptcy or Insolvency Proceedings”; or

(5) restrict or prevent any Holders of notes or Permitted ABL Obligations, the Collateral Trustee or any Permitted ABL Representative from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by “— Security for the Notes — Intercreditor Agreement — Payment Over; Reinstatement” or “— Intercreditor Agreement — Agreements with Respect to Bankruptcy or Insolvency Proceedings.”

Further Assurances; Insurance

The Indenture and the Security Documents provide that the Issuer and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to ensure and confirm that the Collateral Trustee holds, for the benefit of the holders of Permitted Fixed Asset Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become, or are required by any Permitted Fixed Asset Documents to become, Collateral after the notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Permitted Fixed Asset Documents.

Upon the reasonable request of the Collateral Trustee or at any time and from time to time, the Issuer and each of the Guarantors will promptly execute, acknowledge and deliver such Security Documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Permitted Fixed Asset Documents for the benefit of the holders of Permitted Fixed Asset Obligations.

The Issuer and the Guarantors will:

(1) keep their properties adequately insured at all times by financially sound and reputable insurers;

(2) maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar business operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3) maintain such other insurance as may be required by law;

(4) maintain title insurance on all real property Collateral insuring the Collateral Trustee’s Lien on that property (with regard to all such Collateral located in the United States, and only to the extent customary in any other jurisdiction), subject only to Permitted Liens and other exceptions to title approved by the Collateral Trustee; provided that title insurance need only be maintained on any particular parcel of real property having a fair market value of less than $1.0 million if and to the extent title insurance is maintained in respect of Permitted ABL Liens on that property; and

(5) maintain such other insurance as may be required by the Security Documents.

Upon the request of the Collateral Trustee, the Issuer and the Guarantors will furnish to the Collateral Trustee full information as to their property and liability insurance carriers. Holders of Permitted Fixed Asset Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of the Issuer and the Guarantors and the Collateral Trustee and the ABL Agent will be named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of the Issuer and the Guarantors.

Compliance with the Trust Indenture Act

The Indenture provides that the Issuer will comply with the provisions of TIA §314.

To the extent applicable, the Issuer will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Issuer except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee.

Notwithstanding anything to the contrary in this paragraph, the Issuer will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral. The Issuer and the Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Collateral Trustee or any holder of Permitted Fixed Asset Obligations, conduct ordinary course activities with respect to the Collateral.

Mandatory Redemption

Except to the extent that the Issuer may be required to offer to purchase the notes as set forth below under “— Repurchase at the Option of Holders,” the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

At any time prior to December 15, 2013, the Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice (or, if such redemption is accompanied by the satisfaction and discharge of the notes and the Indenture, upon not less than 30 days’ nor more than one year’s prior notice) to the registered address of each Holder of notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, to but excluding the date of redemption (the “Redemption Date”), subject to the rights of Holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after December 15, 2013, the Issuer may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice (or, if such redemption is accompanied by the satisfaction and discharge of the notes and the Indenture, upon not less than 30 days’ nor more than one year’s prior notice) by first class mail, postage prepaid, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register at the redemption prices (expressed as percentages of principal amount of the notes to be redeemed) set forth in the table below, plus accrued and unpaid interest thereon, to but excluding the applicable Redemption Date, subject to the right of Holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 15th of each of the years indicated in the table below:

Period	Percentage

2013	106.750%
2014	104.500%
2015	102.250%
2016 and thereafter	100.000%

In addition, prior to December 15, 2013, the Issuer may, at its option, on one or more occasions, redeem up to 35% of the original aggregate principal amount of notes issued under the Indenture (including any Additional Notes) at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, to but excluding the applicable Redemption Date, subject to the right of Holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of the Issuer or any direct or indirect parent of the Issuer to the extent such net cash proceeds are received by or contributed to the Issuer; provided that at least 65% of the original aggregate principal amount of notes originally issued under the Indenture (excluding notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

In addition, at any time and from time to time prior to December 15, 2013, the Issuer may redeem, in the aggregate, up to 10% of the original aggregate principal amount of notes issued under the Indenture (including any Additional Notes issued under the Indenture after the Issue Date) during each 12-month period commencing with the Issue Date at a redemption price of 103% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, to but excluding the applicable Redemption Date, subject to the right of Holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date.

The Trustee shall select the notes to be purchased in the manner described in the section entitled “— Selection and Notice.”

The Issuer may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all of the outstanding notes as described under the first or second paragraph in the section entitled “— Optional Redemption,” the Issuer will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, to but excluding the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with the following information:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest and Additional Interest, if applicable;

(4) unless the Issuer defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered notes and their election to require the Issuer to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the Change of Control offer period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the notes, the principal amount of notes tendered for purchase, and a statement that such Holder is withdrawing his tendered notes and his election to have such notes purchased;

(7) if such notice is mailed prior to the occurrence of a Change of Control, stating the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(8) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

While the notes are in global form and the Issuer makes an offer to purchase all of the notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the notes through the facilities of DTC, subject to its rules and regulations.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control.

The Issuer will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officer’s Certificate stating that such notes or portions thereof have been tendered to and purchased by the Issuer.

The paying agent will promptly mail to each Holder of the notes tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on the relevant interest payment date to the Person in whose name a note is registered at the close of business on such record date.

The ABL Credit Facility provides that certain Change of Control events will constitute a default under the ABL Credit Facility. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other credit agreements being declared immediately due and payable or lending commitments being terminated. Additionally, the Issuer’s ability to pay cash to Holders following the occurrence of a Change of Control may be limited by its then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of notes. See “Risk Factors — Risks Related to the Notes and the Collateral — We may not be able to repurchase the notes upon a change of control.”

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers of the notes and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Restrictions on our ability to incur additional Indebtedness are contained in the covenants described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the notes issued thereunder then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the notes protection in a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Issuer to make an offer to repurchase the notes as described above.

The existence of a Holder’s right to require the Issuer to repurchase such Holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Issuer in a transaction that would constitute a Change of Control. The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, cause or make, directly or indirectly, an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer on the date of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or assets of the type specified in clauses (3) and (4) of the next succeeding paragraph below (“Replacement Assets”) or any combination of the foregoing; provided that, for purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (other than Disqualified Stock and Indebtedness the repayment of which would constitute a Restricted Payment) (as shown on the Issuer’s, or such Restricted Subsidiary’s, most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary that are assumed by the transferee of any such assets and for which the Issuer and all Restricted Subsidiaries have been validly released by all creditors in writing;

(b) any securities or other assets or obligations received by the Issuer, a Guarantor or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Noncash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash or Cash Equivalents.

Within 365 days after the Issuer’s or a Restricted Subsidiary’s receipt of Net Proceeds from an Asset Sale (other than a Sale of Fixed Assets Collateral or a Sale of a Guarantor), the Issuer or such Restricted Subsidiary, at its option, may apply such Net Proceeds from such Asset Sale to:

(1) repay, repurchase or redeem any Indebtedness secured by a Permitted Prior Lien;

(2) repay, repurchase or redeem Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(3) repay, repurchase or redeem other Indebtedness of the Issuer or any Guarantor (other than any Disqualified Stock or any Indebtedness that is contractually subordinated in right of payment to the notes), other than Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer; provided that the Issuer shall equally and ratably redeem or repurchase the notes as described under the caption “— Optional Redemption,” through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, in each case, plus the amount of accrued but unpaid interest on the amount of notes that would otherwise be purchased;

(4) make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock of such business such that it constitutes a Restricted Subsidiary and if such Asset Sale was in respect of an asset of the Issuer or a Guarantor, the issuer of such Capital Stock becomes a Guarantor, (b) capital expenditures or (c) acquisitions of other assets (other than cash and securities), in the case of each of clause (a), (b) and (c), used or useful in a Similar Business; provided, further, that, to the extent such investment is of the type which would constitute Collateral under the applicable Security Documents, such investment is concurrently added to the Collateral securing the notes in the manner and to the extent required in the Indenture or any of the Security Documents; and/or

(5) make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock of such business such that it constitutes a Restricted Subsidiary and if such Asset Sale consisted of an asset of the Issuer or a Guarantor, the issuer of such Capital Stock becomes a Guarantor, (b) properties or (c) other assets that, in the case of each of clause (a), (b) and (c), replace the businesses, properties and assets that are the subject of such Asset Sale; provided, further, that, to the extent such investment is of the type which would constitute Collateral under the applicable Security Documents, such investment is concurrently added to the Collateral securing the notes in the manner and to the extent required in the Indenture or any of the Security Documents.

Within 365 days after the Issuer’s or a Restricted Subsidiary’s receipt of Net Proceeds from an Asset Sale that constitutes a Sale of Fixed Assets Collateral or a Sale of a Guarantor, the Issuer or such Restricted Subsidiary, at its option, may apply such Net Proceeds from such Asset Sale to:

(1) purchase other assets that would constitute Fixed Assets Collateral;

(2) make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock of such business such that it constitutes a Restricted Subsidiary and if such Asset Sale was in respect of an asset of the Issuer or a Guarantor, the issuer of such Capital Stock becomes a Guarantor, (b) capital expenditures or (c) acquisitions of other assets (other than cash and securities), in the case of each of clause (a), (b) and (c), used or useful in a Similar Business; provided, further, that, to the extent such investment is of the type which would constitute Collateral under the applicable Security Documents, such investment is concurrently added to the Collateral securing the notes in the manner and to the extent required in the Indenture or any of the Security Documents; and/or

(3) repay Indebtedness secured by a Permitted Prior Lien on any Fixed Assets Collateral that was sold in such Asset Sale.

Pending the final application of any Net Proceeds from Asset Sales in accordance with the two preceding paragraphs the Issuer and its Restricted Subsidiaries may temporarily reduce revolving Indebtedness or otherwise apply such Net Proceeds in any manner not prohibited by the Indenture. Any binding commitment to apply Net Proceeds to invest in accordance with clauses (4) or (5) in the second preceding paragraph and with clauses (1) and (2) in the immediately preceding paragraph, as the case may be, shall be treated as a permitted application of Net Proceeds from the date of such commitment so long as the Issuer or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 90 days of such commitment; provided that if such commitment is later canceled or terminated for any reason such Net Proceeds shall constitute “Excess Proceeds” (as defined in the next succeeding paragraph).

Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the two preceding paragraphs will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer shall make an offer to all Holders of the notes, and, at the Issuer’s option, to the holders of any other Permitted Fixed Asset Debt (an “Asset Sale Offer”), to purchase or repay the maximum aggregate principal amount of notes (that is $2,000 or an integral multiple of $1,000 in excess thereof) and such other Permitted Fixed Asset Debt that may be purchased or repaid out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer within ten business days after the date that Excess Proceeds exceeds $10.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes and such other Permitted Fixed Asset Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds (which shall also constitute “Unutilized Excess Proceeds”) for any purpose not prohibited by the terms of the Indenture. If the aggregate principal amount of notes or the Permitted Fixed Asset Debt surrendered by such holders thereof or to be repaid exceeds the amount of Excess Proceeds, the Trustee shall select the notes and the applicable agent or the Issuer shall select such Permitted Fixed Asset Debt to be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such other Permitted Fixed Asset Debt tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. After the Issuer or any Restricted Subsidiary has applied the Net Proceeds from any Asset Sale as provided in, and within the time periods required by, this paragraph, any Unutilized Excess Proceeds shall be released by the Collateral Trustee to the Issuer or such Restricted Subsidiary for use by the Issuer or such Restricted Subsidiary for any purpose not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Delivery, and Form,” based on a method that most nearly approximates a pro rata selection as the Trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements or procedures; provided that no notes of $2,000 or less shall be purchased or redeemed in part.

Notices of redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before (or, if such redemption is accompanied by the satisfaction and discharge of the notes and the Indenture, at least 30 days but no more than one year before) the redemption date to each Holder of notes to be redeemed at such Holder’s registered address. If any note is to be redeemed in part only, any notice of redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be redeemed.

A new note in principal amount equal to the unredeemed portion of any note redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, unless the Issuer defaults in payment of the redemption price, interest shall cease to accrue on notes or portions thereof called for redemption.

Certain Covenants

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends, payments or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests; or

(b) dividends, payments or distributions by a Restricted Subsidiary of the Issuer so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation, held by Persons other than the Issuer or any Guarantor;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Subordinated Indebtedness permitted under clauses (7), (8) and (10) of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

(1) 50% of the Consolidated Net Income of the Issuer and Restricted Subsidiaries on a consolidated basis for the period (taken as one accounting period) beginning on the first day of the first fiscal quarter commencing after the Issue Date occurs to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(2) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property received by the Issuer since the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (13) of the definition of Permitted Debt) from the issue or sale of:

(x) Equity Interests of the Issuer, but excluding cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property received from the sale of:

(A) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent of the Issuer and the Issuer’s Restricted Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(B) Designated Preferred Stock; or

(y) debt securities of the Issuer or any Restricted Subsidiary that have been converted into or exchanged for such Equity Interests of the Issuer or its direct or indirect parents;

provided, however, that this clause (2) shall not include the proceeds from (a) Equity Interests or converted debt securities of the Issuer sold to a Restricted Subsidiary, (b) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (c) Excluded Contributions, plus

(3) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (13) of the definition of Permitted Debt, (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions), plus

(4) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property (other than assets or Equity Interest constituting entire portfolio companies owned by the Permitted Holders) received by the Issuer or a Restricted Subsidiary by means of:

(A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Restricted Investments made after the Issue Date by the Issuer and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments made after the Issue Date by the Issuer and the Restricted Subsidiaries and (without duplication of amounts included in calculating Consolidated Net Income for purposes of clause (1) of this paragraph) any dividends or distributions received by the Issuer or a Restricted Subsidiary on account of Restricted Investments made after the Issue Date; or

(B) the sale (other than to the Issuer or a Restricted Subsidiary or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of the Equity

Interests of an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment) or a dividend or distribution from an Unrestricted Subsidiary (other than any such dividend or distribution to the extent used to make a Restricted Payment pursuant to clause (13)(B) of the next succeeding paragraph) in each case after the Issue Date; plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Issuer in good faith; provided that if such fair market value exceeds $15.0 million, the fair market value shall be determined in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than an Unrestricted Subsidiary to the extent such Investment constituted a Permitted Investment;

provided, however, that for purposes of determining the fair market value of such other property received by the issuer or any Restricted Subsidiary or contributed to the capital of the Issuer, as the case may be, pursuant to clause (c)(2), (3) and (4) above, the Issuer shall deliver to the Trustee an Officer’s Certificate signed by the chief financial officer of the Issuer certifying as to the fair market value of such other property and, if the fair market value is at least $15.0 million, a determination of the fair market value by the Board of Directors of the Issuer.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale (other than to an Issuer or a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer to the extent contributed to the Issuer as common equity capital (in each case, other than any Disqualified Stock or Excluded Contributions); provided that the amount of any such net cash proceeds will not be considered to be net cash proceeds from an Equity Offering for purposes of the “— Optional Redemption” provisions of the Indenture; provided further that such issuance of Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant to the extent of any Restricted Payment distributed pursuant to this clause (2);

(3) the redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parents held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parents (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $2.5 million (which shall increase to $5.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $5.0 million in any calendar year (which shall increase to $7.5 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the

Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the capital of the Issuer, Equity Interests of any of the Issuer’s direct or indirect parents, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parents that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph or clause (2) of this paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause (4); and provided further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management, directors, employees or consultants of the Issuer, any of the Issuer’s direct or indirect parent companies or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any class or series of preferred stock of a Restricted Subsidiary issued in accordance with the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any Restricted Subsidiary after the Issue Date to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided that the aggregate amount of dividends paid pursuant to this clause (a) shall not exceed the aggregate amount of cash actually received by the Issuer or a Restricted Subsidiary from the issuance of such Designated Preferred Stock; or

(b) the declaration and payment of dividends to a direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the Issue Date to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided, that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the capital of the Issuer or a Restricted Subsidiary from the issuance of such Designated Preferred Stock;

provided, however, in the case of each of clauses (a) and (b) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(7) repurchases of Equity Interests (i) constituting fractional shares or (ii) deemed to occur upon exercise of stock options or warrants or other securities convertible or exchangeable into Equity Interests if such Equity Interests represent all or a portion of the exercise price of such options or warrants;

(8) the payment of dividends on the Issuer’s common equity or the dividend or distribution to any direct or indirect parent company to fund the payment by such parent company of dividends on its common stock, following the consummation of the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parents after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in any public offering, other than public offerings with respect to the Issuer’s or such direct or indirect parent company’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Restricted Payments in an amount equal to or less than the Excluded Contributions;

(10) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (10) not to exceed $15.0 million;

(11) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer for the purpose of paying:

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) so long as the Issuer is a member of a group including its direct parent which files a consolidated or combined return for U.S. federal and/or foreign, state, and local income tax purposes, the relevant foreign, federal, state and/or local income taxes, to the extent such income taxes are attributable to the income of the Issuer and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that the distributions under this clause (b) shall not exceed the amount of taxes that would be payable by the Issuer if the Issuer filed a consolidated or combined return with its Restricted Subsidiaries (and, to the extent of the amount actually received from its Unrestricted Subsidiaries, its Unrestricted Subsidiaries) (or, if there are no such Subsidiaries, a separate return) for purposes of the relevant tax, in each case taking into account net loss carryovers and other tax attributes;

(c) fees and expenses incurred by any direct or indirect parent company of the Issuer, other than to Affiliates of the Issuer, in connection with any unsuccessful equity issuances or incurrence of Indebtedness;

(d) salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(e) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer (paid to persons other than Affiliates of the parent company) to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(f) amounts payable to the Sponsor pursuant to the Management Services Agreement; and

(g) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct or indirect parent company of the Issuer;

(12) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Disqualified Stock or the making of a dividend or distribution to any direct or indirect parent of the Issuer to fund a similar purchase, redemption or other acquisition or retirement for value required pursuant to provisions similar to those described under the sections entitled “— Repurchase at the Option of Holders — Change of Control” and “— Repurchase at the Option of Holders — Asset Sales;” provided that there is a concurrent or prior Change of Control Offer or Asset Sale Offer, as applicable, and all notes tendered by Holders of the notes in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired or retired for value;

(13) the distribution, as a dividend or otherwise, of (a) Equity Interests of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are cash and/or Cash Equivalents) and (b) any proceeds received from an Unrestricted Subsidiary on account of such Equity Interests or Indebtedness; and

(14) any Restricted Payment made in connection with the Acquisition and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Issuer, would be permitted by) the covenant described under clause (9) of “— Transactions with Affiliates;”

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (8), (10), (11)(f), (12), and (13), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the fair market value (as determined in good faith by the Issuer) on the date of such Restricted Payment of the assets or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment.

As of the time of issuance of the notes, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the provisions described in the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment or Permitted Investment in such amount would be permitted at such time, and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock, if the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries at the time such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or Disqualified Stock or preferred stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $15.0 million of Indebtedness or Disqualified Stock or preferred stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and pursuant to clause (22) in the next succeeding paragraph at such time.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $60.0 million and (y) the Borrowing Base;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the notes (including any Guarantee) (other than any Additional Notes) and any Exchange Notes issued in exchange for such notes (including any Guarantee thereof);

(3) Existing Indebtedness (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Issuer or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (4) and including any then-outstanding Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (4), does not exceed the greater of $20.0 million and 3.0% of Total Assets;

(5) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits, or property, casualty or liability insurance or self insurance; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for (i) indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition, and (ii) working capital or other similar balance sheet-related purchase price adjustments incurred or assumed in connection with the acquisition of a Restricted Subsidiary or assets;

(7) Indebtedness of the Issuer or a Guarantor to the Issuer or another Guarantor; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Guarantor to whom such Indebtedness was owed ceasing to be a Guarantor or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Guarantor) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Subordinated Indebtedness of the Issuer or a Guarantor to a Restricted Subsidiary that is not a Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary to whom such Indebtedness was owed ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) Indebtedness of a Restricted Subsidiary that is not a Guarantor to the Issuer or a Restricted Subsidiary;

(10) shares of preferred stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary to whom such shares are issued ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause (10);

(11) Permitted Hedging Obligations and Permitted Cash Management Obligations;

(12) obligations in respect of performance, bid, appeal and surety bonds and other similar types of performance and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(13) Indebtedness, Disqualified Stock and preferred stock of the Issuer and its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (13), does not at any one time outstanding exceed 100% of the net cash proceeds from the issuance or sale of Equity Interests of the Issuer or any of its direct or indirect parent companies and contributed in cash to the Issuer after the Issue Date (in each case, other than Excluded Contributions and proceeds of Disqualified Stock of the Issuer or sales of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to any of its Subsidiaries) as determined in accordance with clause (c)(2) and (c)(3) of the first paragraph of the section entitled “— Limitation on Restricted Payments,” to the extent such net cash proceeds or cash have not been applied pursuant to such clause to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the section entitled “— Limitation on Restricted Payments,” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(14) (a) any guarantee by the Issuer or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness or other obligations incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer or a Guarantor; provided that such guarantee is incurred in accordance with the covenant described below under “— Guarantees;” or

(c) any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of another Restricted Subsidiary that is not a Guarantor;

(15) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to refund or refinance any Indebtedness, Disqualified Stock or preferred stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, this clause (15) and clause (16) below, including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) does not have an aggregate principal amount that exceeds the principal amount of, plus any accrued and unpaid interest on, the Indebtedness being so refunded or refinanced, plus the amount of premiums (including tender premiums), defeasance costs and fees and expenses incurred in connection with the issuance of such Refinancing Indebtedness;

(b) other than any such Indebtedness that refunded or refinanced Indebtedness outstanding under a Credit Facility, has a final scheduled maturity date equal to or later than the earlier of the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and the 90th day following the final maturity date of the notes;

(c) other than any such Indebtedness that refunded or refinanced Indebtedness outstanding under a Credit Facility, has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the lesser of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced and (y) the remaining Weighted Average Life to Maturity of the notes (which shall be calculated as if the final maturity of the notes was the 90th day following the actual final maturity of the notes);

(d) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu in right of payment to the notes or any Guarantee of the notes, such Refinancing Indebtedness is subordinated or pari passu in right of payment to the notes or such Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively; and

(e) shall not include Indebtedness, Disqualified Stock or preferred stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred stock of the Issuer or a Guarantor;

(16) Indebtedness, Disqualified Stock or preferred stock of (a) Persons incurred and outstanding on or prior to the date on which such Person was acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture or (b) the Issuer or any of its Restricted Subsidiaries incurred to acquire any Person who will become a Restricted Subsidiary or be merged into the Issuer or any of its Restricted Subsidiaries; provided that, in each case, after giving effect to such acquisition or merger, the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; provided, further that on a pro forma basis, together with amounts incurred and outstanding pursuant to the second proviso to the immediately preceding paragraph, no more than $15.0 million of Indebtedness, Disqualified Stock or preferred stock incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (16) shall be outstanding at any one time;

(17) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence;

(18) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $10.0 million at any time outstanding;

(19) Indebtedness of Foreign Subsidiaries in connection with factoring programs entered into in the ordinary course of business on customary market terms and with respect to receivables of, and generated by, Foreign Subsidiaries;

(20) Indebtedness consisting of promissory notes issued by the Issuer or any of its Subsidiaries to any current or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parents (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent companies permitted by the covenant described in the section entitled “— Limitation on Restricted Payments;”

(21) Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; and

(22) Indebtedness, Disqualified Stock and preferred stock of the Issuer and the Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (22), does not at any one time outstanding exceed $20.0 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred stock described in clauses (1) through (22) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or preferred stock will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Additionally, all or any portion of any item of Indebtedness may later be reclassified as having been incurred pursuant to any category of permitted Indebtedness described in clauses (1) through (22) above or pursuant to the first paragraph of this covenant so long as such Indebtedness is permitted to be incurred pursuant to such provision at the time of reclassification. Accrual of interest or dividends, the accretion of accreted value, the amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant. Indebtedness under the ABL Credit Facility outstanding on the date of the Indenture will be deemed to have been incurred on that date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes or such Guarantor’s guarantee to the extent and in the same manner in all material respects and taken as a whole as such Indebtedness is subordinated in right of payment to other Indebtedness of the Issuer or such Guarantor as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) that secures obligations under any Indebtedness or any related Guarantees of any kind upon any of their property or assets, now owned or hereafter acquired.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and the Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Person, as the case may be, being herein called the “Successor Issuer”);

(2) the Successor Issuer, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture, the Registration Rights Agreement, the notes and the Security Documents pursuant to supplemental indentures or other documents, agreements or instruments;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (i) the Successor Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) the Fixed Charge Coverage Ratio would be the same or greater as a result of such transaction;

(5) the Issuer shall have delivered to the Trustee an Officer’s Certificate and, except in the case of a merger of a Restricted Subsidiary into the Issuer, an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture and, if a supplemental indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(6) to the extent any assets of the Person which is merged or consolidated with or into the Successor Issuer are assets of the type which would constitute Collateral under the Security Documents, the Successor Issuer will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(7) the Collateral owned by or transferred to the Successor Issuer shall:

(a) continue to constitute Collateral under the Indenture and the Security Documents,

(b) continue to be subject to the Lien in favor of the Collateral Trustee for the benefit of the Collateral Trustee, the Trustee and the Holders of the notes; and

(c) not be subject to any Lien other than Permitted Liens.

The Successor Issuer will succeed to, and be substituted for the Issuer under the Indenture and the notes and the Issuer (if not the Successor Issuer) will be fully released from its obligations under the Indenture, the notes and the Security Documents but, in the case of a lease of all or substantially all its assets, the Issuer will not be released from the obligation to pay the principal of and premium, if any, and interest on the notes.

Notwithstanding the foregoing clauses (3) and (4) (and without compliance therewith),

(1) any Restricted Subsidiary that is not a Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or any Restricted Subsidiary;

(2) any Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or a Guarantor, and

(3) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another State of the United States.

Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1) (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor or the Issuer, expressly assumes all the obligations of such Guarantor under the Indenture, the Registration Rights Agreement, such Guarantor’s Guarantee and the Security Documents pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default or Event of Default exists;

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and, except in the case of a merger of a Restricted Subsidiary into the Issuer, an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, amendments, supplements or other instruments relating to the applicable Security Documents if any, comply with the Indenture, if a supplemental indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(e) to the extent any assets of the Person which is merged or consolidated with or into the Successor Person are assets of the type which would constitute Collateral under the applicable Security Documents, the Successor Person will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(f) the Collateral owned by or transferred to the Successor Person that is a Guarantor shall:

(i) continue to constitute Collateral under the Indenture and the Security Documents,

(ii) continue to be subject to the Lien in favor of the Collateral Trustee for the benefit of the Trustee and the Holders, and

(iii) not be subject to any Lien other than Permitted Liens; and

(2) the transaction is made in compliance with the covenant described in the section entitled “— Repurchase at the Option of Holders — Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee but, in the case of a lease of all or substantially all its assets, the Guarantor will not be released from its obligations under its Guarantee.

Notwithstanding the foregoing (and without compliance therewith), any Restricted Subsidiary may merge into or transfer all or part of its properties and assets to a Guarantor or the Issuer.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding anything to the contrary herein, any Subsidiary with a value of less than $250,000 may liquidate or dissolve or change its legal form if the Issuer determines in good faith that such action is in the best interests of the Issuer and its Subsidiaries and is not materially disadvantageous to the interests of the Holders of notes.

Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $2.5 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of (a) $5.0 million, a resolution adopted by the Board of Directors of the Issuer approving such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, and set forth in an Officer’s Certificate that such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, complies with clause (1) above and (b) $10.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, from a financial point of view issued by an Independent Financial Advisor.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer and/or any of the Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Limitation on Restricted Payments” and the definition of “Permitted Investments;”

(3) the payment of fees and compensation paid to, and indemnities provided on behalf of (and entering into related agreements with), officers, directors, employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary which are approved by the Board of Directors of the Issuer in good faith;

(4) payments by the Issuer or any of the Restricted Subsidiaries for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by the Board of Directors of the Issuer in good faith;

(5) transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(6) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary which are approved by the Board of Directors of the Issuer in good faith;

(7) any agreement or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or payments made thereunder or the performance thereof or any transaction contemplated thereby;

(8) the existence of, or the performance by the Issuer or any Restricted Subsidiaries of its obligations under the terms of, any equityholders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under any future amendment to the equityholders’ agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause (8) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respects;

(9) the Acquisition and the payment of all fees and expenses related to the Acquisition, in each case as previously disclosed to the Initial Purchasers;

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time in arm’s length negotiations with an unaffiliated third party;

(11) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer or a Restricted Subsidiary of the Issuer owns an Equity Interest in or otherwise controls such Person; provided that such Affiliate is not an Affiliate of any Permitted Holder other than due to the Issuer’s ownership of any Equity Interest, or control, of such Affiliate;

(12) any purchases by the Issuer’s Affiliates of Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Issuer’s Affiliates; provided that such purchases by the Issuer’s Affiliates are on the same terms as such purchases by such Persons who are not the Issuer’s Affiliates;

(13) any issuance or sale of Equity Interests (other than Disqualified Stock) to Affiliates of the Issuer and the granting of registration and other customary rights in connection therewith or any contribution to capital of direct or indirect parent companies, the Issuer or any Restricted Subsidiary;

(14) transactions pursuant to the Management Services Agreement; and

(15) any issuance of securities, or other payments or loans (or cancellation of loans), awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Issuer.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(2) make loans or advances to the Issuer or any Restricted Subsidiary; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date or with respect to the ABL Credit Facility;

(2) the Indenture, the notes, the Guarantees of the notes and the Security Documents;

(3) Purchase Money Obligations and Capital Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary that impose restrictions on the assets to be sold;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or preferred stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(10) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(11) customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(12) any agreement or instrument (a) relating to any Indebtedness or preferred stock of a Restricted Subsidiary permitted to be incurred subsequent to the Issue Date pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” if the encumbrances and restrictions are not materially more disadvantageous to the Holders than is customary in comparable financings (as determined in good faith by the Issuer) and (b) either (x) the Issuer determines that such encumbrance or restriction will not adversely affect the Issuer’s ability to make principal interest payments on the notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(13) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, not materially more restrictive taken as a whole with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(14) restrictions or conditions of the type contained in clause (3) above contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which the Issuer or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that is the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Guarantees

(1) If the Issuer or any of its Restricted Subsidiaries acquires, incorporates, forms or otherwise establishes a Domestic Subsidiary (other than an Immaterial Subsidiary) after the Issue Date, such Domestic Subsidiary will be required, within 30 days after the date of such acquisition, incorporation, formation or establishment, to:

(a) execute and deliver to the Trustee a supplemental indenture substantially in the form attached to the Indenture providing for a guarantee of payment of the notes by such Domestic Subsidiary;

(b) take such action as may be reasonably necessary to cause its property and assets that are of the type which would constitute Collateral under the Security Documents to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Indenture and Security Documents; and

(c) deliver to the Trustee an Opinion of Counsel that such supplemental indenture and Security Documents have been duly authorized, executed and delivered by such Domestic Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

In addition, in the event that any Restricted Subsidiary that is an Immaterial Subsidiary ceases to be an Immaterial Subsidiary, then such Restricted Subsidiary must become a Guarantor and execute and deliver the documents listed in clauses (a), (b) and (c) above to the Trustee within 30 days of the date of such event.

(2) The Issuer will not permit any Restricted Subsidiary that is not a Guarantor to guarantee the payment of any Credit Facility or capital markets Indebtedness of the Issuer or any other Guarantor unless:

(a) such Restricted Subsidiary executes and delivers within 30 days a supplemental indenture substantially in the form attached to the Indenture providing for a guarantee of payment of the notes by such Restricted Subsidiary, except if such Indebtedness is by its express terms subordinated in right of payment to the notes or such Guarantor’s Guarantee of the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated in right of payment to the notes;

(b) such Restricted Subsidiary shall take such action as may be reasonably necessary to cause its property and assets that are of the type which would constitute Collateral under the Security Documents to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Indenture and Security Documents; and

(c) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that such Guarantee of the notes, supplemental indenture and Security Documents have been duly authorized, executed and delivered by such Domestic Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this paragraph (2) shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

(3) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(a) any sale, exchange or transfer (by merger or otherwise) of Capital Stock following which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor (other than by lease), which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such Guarantee;

(c) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

(d) if the Issuer exercises its legal defeasance option or its covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Reports and Other Information

(1) Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to deliver to the Trustee and the registered Holders, without cost to any Holder, from and after the Issue Date, within five Business Days after the time periods specified in the SEC’s rules and regulations (for a filer that is not an “accelerated filer,” as defined in such rules and regulations):

(a) all quarterly and annual financial statements that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q if the Issuer were required to file such reports, along with a “Management’s discussion and analysis of financial condition and results of operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s independent registered public accounting firm; and

(b) all information that would be required to be contained in a current report that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such report; provided, however, that no such information will be required to be so delivered if the Issuer determines in its good faith judgment that such event is not material to the Holders or the business, assets, operations or financial condition of the Issuer and its Restricted Subsidiaries, taken as a whole;

provided, that the Issuer shall not be obligated to file such reports with the SEC at any time prior to becoming subject to Section 13 or 15(d) of the Exchange Act, in which event, the Issuer will make available such information to prospective purchasers of the notes (by posting such reports and information on the primary investor relations website of the Issuer), in addition to providing such information to the Trustee and the Holders.

(2) If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, as determined in good faith by senior management of the Issuer, either on the face of the financial statements or in the footnotes to the financial statements and in management’s discussion and analysis of financial condition and results of operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(3) If, at any time after consummation of this exchange offer, the Issuer is no longer required to file reports with the SEC for any reason, the Issuer will nevertheless continue filing the reports required by the preceding clauses with the SEC within the time periods specified above unless the SEC will not accept such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuer’s filings for any reason, the Issuer will make available such information to prospective purchasers of the notes (by posting such reports and information on the primary investor relations website of the Issuer), in addition to providing such information to the Trustee and the Holders.

(4) In addition, the Issuer and the Guarantors have agreed that they will make available to the Holders and to prospective investors, upon the request of such Holders, the information specified above and required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

(5) The delivery requirements set forth above for the applicable period may be satisfied by the Issuer prior to the commencement of this exchange offer or the effectiveness of the shelf registration statement (as described more fully in the Registration Rights Agreement attached as an exhibit hereto) by the filing with the SEC of this exchange offer registration statement and/or a shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X under the Securities Act.

(6) If the Issuer has electronically filed with the SEC’s Next-Generation EDGAR system (or any successor system), the reports described above, the Issuer shall be deemed to have satisfied the foregoing requirements.

(7) The Issuer will use reasonable best efforts to also hold quarterly conference calls for the Holders of the notes to discuss financial information for the previous quarter. The conference call will be following the last day of each fiscal quarter of the Issuer and not later than 10 business days from the time that the Issuer distributes the financial information as set forth in clauses (1)(a) and (b) above. No fewer than two days prior to the conference call, the Issuer shall issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

Notwithstanding the foregoing, at any time the Issuer is not required to file reports with the SEC, nothing herein shall be construed so as to require the Issuer to include in such reports any information specified in Rules 3-10 or 3-16 of Regulation S-X.

After-Acquired Property

Promptly following the acquisition by the Issuer or any Guarantor of any After-Acquired Property (but subject to the limitations, if applicable, described under “— Security for the Notes — Fixed Assets Collateral”), the Issuer or such Guarantor shall promptly execute and deliver such Mortgages, deeds of trust, security instruments, financing statements and certificates as shall be reasonably necessary to vest in the Collateral Trustee a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Fixed Assets Collateral or the ABL Collateral, as applicable, and thereupon all provisions of the Indenture relating to the Fixed Assets Collateral or the ABL Collateral, as applicable, shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

With respect to any fee interest in any real property (individually and collectively, the “Premises”) (a) owned by any Person at the time that Person becomes a Guarantor or (b) acquired by the Issuer or any Guarantor after the Issue Date, in each case either (x) with a purchase price of greater than $1.0 million, or (y) over which a Lien would be required to be granted in favor of any holder of Permitted ABL Obligations, within 45 days (or if such shorter period is required by any Permitted ABL Document then in effect) of such

Person becoming a Guarantor in the case of clause (a) or the acquisition thereof in the case of clause (b), the Issuer shall deliver or cause to be delivered to the Collateral Trustee:

(1) as mortgagee for the ratable benefit of the Collateral Trustee, the Trustee and the Holders, fully executed counterparts of Mortgages, duly executed by the Issuer or the applicable Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary in the applicable jurisdiction to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) an appraisal complying with FIRREA if required thereunder;

(3) for any Premises that is located in a Special Flood Hazard Area in a jurisdiction that participates in the National Flood Insurance Program, Federal Flood Insurance;

(4) as mortgagee for the ratable benefit of the Collateral Trustee, the Trustee and the Holders, with regard to all Premises located in the United States (and to the extent customary in any other jurisdiction), an A.L.T.A. lender’s title insurance policy, in an amount equal to 100% of the fair market value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable, and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens;

(5) with regard to all Premises located in the United States (and to the extent customary in any other jurisdiction), and only to the extent required to allow the issuer of the lender’s title insurance policy to issue such policy without a survey exception, the most recent survey of such Premises, certified to the Collateral Trustee by a licensed surveyor;

(6) an Opinion of Counsel in the relevant jurisdiction of the Premises in favor of the Collateral Trustee on behalf of the Trustee and the Holders, including relating to the creation and perfection of the mortgage, recordable form of mortgage, and other real estate opinions customarily delivered in favor of secured parties; and

(7) copies of any other related documentation delivered to any ABL Agent or any other Permitted Fixed Asset Representative with respect to any Lien to be established on such Premises.

Conduct of Business

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses other than any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto or any reasonable extension thereof.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1) default in payment when due and payable, whether at maturity, upon redemption, acceleration or otherwise, of the principal of, or premium, if any, on the notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the notes;

(3) failure by the Issuer or any Guarantor to comply with the provisions described under the captions “— Repurchase at the Option of the Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or the provisions described in the first paragraph under the caption “— Certain Covenants — Guarantees.”

(4) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of at least 25% in principal amount of the notes then outstanding and issued under the Indenture to comply with any of its other agreements in the Indenture, the Security Documents or the notes (other than those specified in clauses (1) through (3) above);

(5) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both:

(a) such default either:

(i) results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

(ii) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $10.0 million or more;

(6) failure by the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million (other than any judgments covered by indemnities or insurance policies issued by reputable and creditworthy companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7) certain events of bankruptcy or insolvency with respect to the Issuer, any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary;

(8) any (a) Guarantee, or (b) Security Document governing a security interest with respect to any Collateral having a fair market value in excess of $2.5 million ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Guarantees and except for the failure of any security interest with respect to the Collateral to remain in full force and effect, which is governed by paragraph (9) below) or is declared null and void in a judicial proceeding or the Issuer, or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Guarantee or any Security Document and the Issuer fails to cause such Guarantor or Guarantors, as the case may be, to rescind such denials or disaffirmations within 30 days; or

(9) with respect to any Collateral having a fair market value in excess of $2.5 million, individually or in the aggregate, (a) the failure of the security interest with respect to such Collateral under the Security Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such failure continues for 30 days or (b) the assertion by the Issuer or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents.

If any Event of Default (other than of a type specified in clause (7) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes issued under the Indenture may declare the principal, premium, if any, interest, and any other monetary obligations on all the then outstanding notes issued thereunder to be due and payable immediately.

Upon the effectiveness of such declaration, such principal, premium, if any, interest, and other monetary obligations will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (7) of the first paragraph of this section, all outstanding notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes issued under the Indenture may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the Trustee may, on behalf of the Holders, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) if the default that is the basis for such Event of Default has been cured.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes, the Holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest, premium, if any, and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Issuer has paid the Trustee its compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officer’s Certificate that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto. Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee or the Collateral Trustee will be under no obligation to exercise any of the rights or powers under the Indenture, the notes, the Guarantees and the Security Documents at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee or the Collateral Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, and interest when due, no Holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the total outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holder has offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within ten business days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder, member or limited partner of the Issuer or any Guarantor or any of their parent entities shall have any liability for any obligations of the Issuer or the Guarantors under the notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes issued thereunder. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and have each Guarantor’s obligations discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of notes issued under the Indenture to receive payments in respect of the principal of and premium, if any, and interest on the notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to notes issued under the Indenture concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee and the Collateral Trustee and the Issuer’s or Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described in the section entitled “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes issued under the Indenture:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts, along with interest earned thereon, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and interest due on the notes issued under the Indenture on the stated maturity date or on the applicable redemption date, as the case may be, of such principal of or premium, if any, or interest, on such notes, and the Issuer must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that, subject to customary assumptions and exclusions;

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling; or

(b) since the issuance of such notes, there has been a change in the applicable U.S. federal income tax law;

in either case to the effect that, and based thereon such Opinion of Counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the ABL Credit Facility or any other material agreement or instrument (other than the Indenture) governing Indebtedness to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel in the United States (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “— The Collateral Trust Agreement — Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when either

(1) (a) all such notes theretofore authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year in the name, and at the expense of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, the ABL Credit Facility or any other material agreement or instrument (other than the Indenture) governing Indebtedness to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer to the Trustee under the Indenture and the Collateral Trustee under the Collateral Trust Agreement; and

(4) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of such notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “— The Collateral Trust Agreement — Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the notes in the United States. The initial paying agent for the notes will be the Trustee.

The Issuer will also maintain a Registrar in the United States. The initial Registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Issuer.

The Issuer may change the paying agents or the Registrars without prior notice to the Holders. The Issuer or any Guarantor may act as a paying agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the

Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of the note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the Indenture, any Security Document, any related Guarantee and the notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding and issued under the Indenture, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent (including consents obtained in connection with a purchase of or tender offer or exchange offer for notes) of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, other than notes beneficially owned by the Issuer or its Affiliates.

The Indenture provides that, without the consent of each Holder of notes affected, an amendment, supplement or waiver may not, with respect to any notes issued thereunder and held by a nonconsenting Holder:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above in the section entitled “— Repurchase at the Option of Holders”);

(3) reduce the rate of interest or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes issued under the Indenture, except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any note payable in money other than that stated therein;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(9) make any change to or modify the ranking of the notes that would adversely affect the Holders thereof; or

(10) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary in any manner adverse to the Holders of the notes.

In addition, without the consent of the Holders of at least 66 2/3% in principal amount of the notes then outstanding, no amendment, supplement or waiver may release all or substantially all of the Collateral other than in accordance with the Indenture and the Security Documents.

Notwithstanding the foregoing, without the consent of any Holder of notes, the Issuer, any Guarantor (with respect to its Guarantee or the Indenture) and the Trustee may amend or supplement the Indenture, any Guarantee, the notes or any Security Document:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the rights under the Indenture, the notes, the Guarantees or the Security Documents of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or a Guarantor;

(7) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(8) to add a Guarantor under the Indenture or to add additional assets as Collateral;

(9) to make, complete or confirm any grant of Collateral permitted or required by the Indenture or any of the Security Documents or any release, termination or discharge of Collateral that becomes effective as set forth in the Indenture or any of the Security Documents;

(10) to conform the text of the Indenture, Guarantees or the notes or any Security Document to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees, the notes or such Security Document, as certified by the Issuer in an Officer’s Certificate;

(11) to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes;

(12) to provide for the issuance of the exchange notes and Additional Notes in accordance with the limitations set forth in the Indenture as of the Issue Date; or

(13) to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

In addition, the Collateral Trustee and the Trustee are authorized to amend the Security Documents to add additional secured parties to the extent Liens securing obligations held by such parties are permitted under the Indenture.

The consent of the Holders of the notes is not necessary under the Indenture or any Security Document to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if a Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue to serve as Trustee or resign.

The Indenture provides that the Holders of a majority in principal amount of the notes then outstanding issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions and provisions of the Security Documents. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs.

The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the notes issued thereunder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes, any Guarantee, the Intercreditor Agreement and the Collateral Trust Agreement will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry, Delivery, and Form

Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be issued at the closing of this exchange offer only upon surrender of outstanding notes.

The exchange notes initially will be represented by one or more notes in registered, global form, which we refer to as global notes. On the date of the closing of the exchange offer, the global note will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may be exchanged for notes in certificated form. See “— Exchange of Global Notes for Certificated Notes.”

Ownership of interests in the global note, or book-entry interests, will be limited to persons that have accounts with DTC, or persons that hold interests through such participants. Except under the limited circumstances described below, beneficial owners of book-entry interests will not be entitled to physical delivery of exchange notes in definitive form.

Book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or DTC’s nominees and participants. In addition, while the exchange notes are in global form, holders of book-entry interests will not be considered the owners or “holders” of exchange notes for any purpose. So long as the exchange notes are held in global form, DTC or its nominees will be considered the sole holders of the global note for all purposes under the Indenture. In addition, participants must rely on the procedures of DTC and indirect participants must rely on the procedures of DTC and the participants through which they own book-entry interests to transfer their interests or to exercise any rights of holders under the Indenture. Transfers of beneficial interests in the global note will be subject to the applicable rules and procedures of DTC and its participants or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuer takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the Initial Purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuer and the Trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of the Issuer, the Trustee or any agent of the Issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuer or the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

A global note is exchangeable for definitive notes in registered certificated form, which we refer to as “certificated notes,” if:

(1) the Issuer delivers to the Trustee notice from DTC that it is unwilling or unable to continue as depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from DTC;

(2) the Issuer in its sole discretion determines that the global notes (in whole but not in part) should be exchanged for certificated notes and delivers a written notice to such effect to the Trustee; provided that in no event shall the Regulation S Temporary Global Note be exchanged by the Issuer for definitive notes prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any applicable restrictive legend unless that legend is not required by applicable law.

Same Day Settlement and Payment

The Issuer will make payments in respect of the notes represented by the global notes (including principal, premium, and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. The Issuer will make all payments of principal, interest and premium with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the Indenture and the Security Documents. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“ABL Agent” means General Electric Capital Corporation and any successor thereof in such capacity under the ABL Credit Facility, or if there is no ABL Credit Facility, the “ABL Agent” designated pursuant to the terms of the Permitted ABL Debt.

“ABL Collateral” means substantially all accounts receivable and other rights to payment (in each case, other than to the extent relating to the sale or other disposition of Fixed Assets Collateral), inventory, all documents related to inventory, instruments (except to the extent relating to the sale or other disposition of Fixed Assets Collateral) and general intangibles (excluding intellectual property) relating to accounts receivable and inventory, deposit accounts, cash and cash equivalents, other bank accounts, securities accounts, and, in each case, the proceeds thereof, of the Issuer and the guarantors thereunder.

“ABL Collateral Documents” means, collectively, the security agreements, pledge agreements, mortgages, collateral assignments, deeds of trust and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien on the Collateral in favor of the ABL Agent (for the benefit of holders of Permitted ABL Obligations) and the Intercreditor Agreement, in each case, as they may be amended from time to time, and any instruments of assignment, control agreements, lockbox letters or other instruments or agreements executed pursuant to the foregoing.

“ABL Credit Facility” means that certain loan agreement, dated as of the date of the Indenture, by and among the Issuer, the credit parties thereto, General Electric Capital Corporation, as agent and the other agents and lenders party thereto from time to time, and any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, restructured, increased, supplemented, refinanced or replaced in whole or in part from time to time, regardless of whether such amendment, restatement, adjustment, waiver, modification, renewal, refunding, replacement, restructuring, increase, supplement or refinancing is with the same financial institutions (whether as agents or lenders) or otherwise.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness or Disqualified Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 5, 2010, by and among Thermadyne Holdings Corporation, Razor Merger Sub Inc. and Razor Holdco Inc.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Property” means any and all assets or property (other than Excluded Assets) acquired after the Issue Date, including any property or assets acquired by the Issuer or a Guarantor from another Guarantor, which in each case constitutes Collateral.

“Applicable Premium” means, with respect to a note on any Redemption Date, the excess, if any, of:

(1) the present value at such Redemption Date of (i) the redemption price of such note at December 15, 2013 (such redemption price being set forth in the table appearing above in the second paragraph under the caption “— Optional Redemption”), plus (ii) all remaining required interest payments due on such note through December 15, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(2) the principal amount of such note.

“Asset Sale” means

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a sale and leaseback) of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”), or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary), whether in a single transaction or a series of related transactions (other than preferred stock of Restricted Subsidiaries issued in compliance with the covenant in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) in each case, other than:

(a) a disposition of Cash Equivalents or obsolete, damaged or worn out property or equipment;

(b) the sale or lease of inventory in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries in a manner permitted pursuant to the provisions described above in the section entitled “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(d) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above in the section entitled “— Certain Covenants — Limitation on Restricted Payments” or the granting of a Lien permitted by the covenant contained in the section entitled “— Certain Covenants — Liens;”

(e) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $1.0 million;

(f) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or another Restricted Subsidiary or by the Issuer to a Restricted Subsidiary;

(g) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(h) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(i) licenses or sub-licenses of intellectual property in the ordinary course of business;

(j) foreclosures on assets, involuntary asset transfers or transfers by reason of eminent domain;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including, without limitation, sale leasebacks and asset securitizations permitted by the Indenture;

(l) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary, including in connection with any merger or consolidation;

(m) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings; and

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“Bankruptcy Code” means Title 11 of the United States Code.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to the sum of (1) 60% of the Issuer’s and its Restricted Subsidiaries’ aggregate book value of all accounts receivable and (2) 25% of the Issuer’s and its Restricted Subsidiaries’ aggregate book value of all inventory, in each case, calculated on a consolidated basis and in accordance with GAAP based on the most recent internal month-end financial statements available to the Issuer; provided that, prior to November 30, 2011, the Borrowing Base shall not exceed $60.0 million.

“Capital Stock” means

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) pounds sterling, euros or any national currency of any participating member state of the EMU; or (b) in the case of the Issuer or any Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities or obligations issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof;

(4) certificates of deposit, money market, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $50.0 million in the case of U.S. banks (or the U.S. dollar equivalent as of the date of determination);

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P;

(9) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(10) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(11) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA-(or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(12) investment funds investing at least 90% of their assets in securities of the types described in clauses (1) through (11) above; and

(13) instruments equivalent to those referred to in clauses (3) to (12) above denominated in euro or pounds sterling or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction.

“Change of Control” means the occurrence of either of the following:

(1) the sale, lease, transfer or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a Permitted Holder, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of 50% or more of the total voting power of the Voting Stock of the Issuer;

(3) the adoption of a plan relating to the liquidation or dissolution of the Issuer; or

(4) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

“Collateral” means the ABL Collateral and the Fixed Assets Collateral.

“Collateral Trust Agreement” means that certain collateral trust agreement dated the date of the Indenture, by and among the Issuer, the Guarantors, the Collateral Trustee and the Trustee.

“Consolidated Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period:

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, plus franchise or similar taxes, of such Person for such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Consolidated Interest Expense of such Person for such period to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any transaction costs, fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred under the Indenture (whether or not successful), including such fees, expenses or charges related to the offering of the outstanding notes and the ABL Credit Facility, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period under the Management Services Agreement to the extent otherwise permitted under “— Certain Covenants — Transactions with Affiliates” and deducted (and not added back) in such period in computing Consolidated Net Income; plus

(f) any costs or expenses incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments;” plus

(g) the amount of cost savings projected by the Issuer in good faith by a responsible financial or accounting officer of the Issuer to be realized as a result of specified actions taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been initiated and (z) such cost savings do not exceed $5.0 million for any four-quarter period; plus

(h) any other non-cash charges, expenses or losses reducing Consolidated Net Income for such period (including any impairment charges or the impact of purchase accounting), excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; plus

(i) any proceeds from business interruption, casualty or liability insurance received by such Person during such period, to the extent associated losses arising out of the event that resulted in the payment of such business interruption insurance proceeds were included in computing Consolidated Net Income; plus

(j) the amount of any non-recurring or unusual gains or losses, costs or charges (including, but not limited to, any non-recurring or unusual legal fees, litigation costs or settlements, fines or penalties), any business optimization expenses and any restructuring charges or expenses deducted (and not added back) in such period in computing Consolidated Net Income, including, without limitation, one-time severance, plant closures and modifications, relocation, transition, non-recurring retention payments and other restructuring costs, costs or expenses after the Issue Date related to employment of terminated employees, costs or expenses realized in connection with, resulting from, or in anticipation of, the Acquisition, costs incurred in connection with acquisitions after the Issue Date and curtailments or modifications to pension and postretirement restructuring expenses; plus

(k) the amount of any non-controlling interest expense consisting of Subsidiary income attributable to non-controlling interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in computing Consolidated Net Income (less the amount of any cash dividends paid to the holders of such minority interests),

(2) increased or decreased by (without duplication) any net loss or gain resulting in such period from Permitted Hedging Obligations (including pursuant to the application of ASC No. 815 — “Derivatives and Hedging Overview”); and

(3) decreased by (without duplication), non-cash items increasing Consolidated Net Income of such Person for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Permitted Hedging Obligations or other derivative instruments pursuant to ASC No. 815— “Derivatives and Hedging Overview”), (iii) the interest component of Capitalized Lease Obligations and (iv) net payments, if any, without duplication, pursuant to interest rate Permitted Hedging Obligations, and excluding (A) any Additional Interest, (B) amortization of deferred financing fees and (C) any expensing of bridge or other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (i) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Designated Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary of the Issuer, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; minus

(5) consolidated interest income of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication:

(1) any after-tax effect of extraordinary gains or losses or any non-cash non-recurring or unusual gains or losses, costs, charges or expenses, any non-cash business optimization expenses and any non-cash restructuring charges or expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) including, but not limited to, any non-cash non-recurring or unusual legal fees, litigation costs or settlements, fines or penalties, shall be excluded, including, without limitation, non-cash severance, plant closures and modifications, relocation, transition and other restructuring costs, costs or expenses after the Issue Date related to employment of terminated employees, non-cash costs or expenses realized in connection with, resulting from, or in anticipation of, the Acquisition, non-cash costs incurred in connection with acquisitions after the Issue Date and curtailments or modifications to pension and postretirement restructuring expenses;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4) any net after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Issuer, shall be excluded;

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) the effects of adjustments (including the effects of such adjustments pushed down to such Person and the Restricted Subsidiaries) in any line item of such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any consummated acquisition, net of taxes, shall be excluded;

(8) any net after-tax income (loss) from the early extinguishment of Indebtedness or Permitted Hedging Obligations or other derivative instruments shall be excluded;

(9) any impairment charge or asset write-off or write-down pursuant to ASC No. 350 — “Intangible Assets” and No. 360 — “Impairments” and the amortization of intangibles arising pursuant to ASC No. 805 (excluding any such impairment charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed) shall be excluded;

(10) any non-cash compensation charge or expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded;

(11) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Acquisition in accordance with GAAP or changes as a result of adoption or modification of accounting policies shall be excluded;

(12) any net loss or gain resulting in such period from currency translation gains or losses related to currency re-measurements of Indebtedness (including any net loss or gain resulting from Permitted Hedging Obligations for currency exchange risk) shall be excluded;

(13) (a) the non-cash portion of “straight-line” rent expense shall be excluded and (b) the cash portion of “straightline” rent expense which exceeds the amount expensed in respect of such rent expense shall be included; and

(14) non-cash gains and losses attributable to movement in the mark-to-market valuation of Permitted Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133.

Notwithstanding the foregoing, for the purpose of the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments” only (other than clause (c)(4) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) of the first paragraph thereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor, or

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including but not limited to the ABL Credit Facility, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term Indebtedness, including any notes, mortgages, guarantees, security documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or investor or group of lenders or investors.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default provided that any Default that results solely from the taking of any action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate executed by a financial officer of the Issuer, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of the Issuer or any direct or indirect parent thereof or a Restricted Subsidiary (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by a financial officer of the Issuer or the applicable parent thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; and, provided further, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or immediate family members) of the Issuer, any of its Subsidiaries or any direct or indirect parent entity of the Issuer in each case upon the termination of employment or death of such person pursuant to any stockholders’ agreement, management equity plan, stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common or preferred equity (excluding Disqualified Stock) of the Issuer or, to the extent the net proceeds therefrom are contributed to the Issuer in the form of common equity capital, any of its direct or indirect parent companies, other than (a) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8, and (b) any sales to the Issuer or any of its Subsidiaries, and (c) any such public or private sale that constitutes an Excluded Contribution or representing Designated Preferred Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Assets” has the meaning set forth under the caption “— Security for the Notes — Excluded Assets.”

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Issue Date from:

(1) contributions to the Issuer’s common equity capital, and

(2) the sale (other than to the Issuer or a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or a Subsidiary of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer or, to the extent the net proceeds therefrom are contributed to the Issuer in the form of common equity capital, any direct or indirect parent of the Issuer, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate, which are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Issuer and its Restricted Subsidiaries existing on the Issue Date.

“FIRREA” means the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended.

“Fixed Asset Claimholders” means, at any relevant time, the holders of Fixed Asset Obligations at that time, including the holders of the notes, the Collateral Trustee and each representative for the holders of any Series of Fixed Asset Debt, in each case solely in their capacities as such and not in any other capacity (except to the extent that such Fixed Asset Claimholder is acting in such other capacity for the primary purpose of benefiting its Fixed Asset Obligations).

“Fixed Assets Collateral” means substantially all (a) machinery, equipment, furniture, fixtures, intellectual property, owned real property, general intangibles (except those constituting ABL Collateral and relating thereto) and proceeds of the foregoing, (b) all of the Capital Stock and intercompany notes of the Issuer and each Subsidiary of the Issuer owned by the Issuer or any Guarantor (limited, in the case of Foreign Subsidiaries, to 65% of the voting Capital Stock and 100% of the non-voting Capital Stock of each first-tier Foreign Subsidiary), and (c) all other current and future tangible and intangible assets of the Issuer and the Guarantors, in each case other than ABL Collateral and Excluded Assets.

“Fixed Asset Debt” means:

(1) the outstanding notes; and

(2) any other Indebtedness (including additional notes) that is secured by a Lien that was permitted to be incurred and so secured under each applicable Fixed Asset Document; provided, that in the case of any Indebtedness referred to in clause (2) of this definition; that

(a) on or before the date on which such Indebtedness is incurred by the Company or a Company Subsidiary, such Indebtedness is designated by the Company, in an Additional Fixed Asset Debt Designation (as defined in, and executed and delivered in accordance with, the Collateral Trust Agreement) as “Fixed Asset Debt” for the purposes of the Fixed Asset Documents and the Collateral Trust Agreement; and

(b) the representative for such Series of Fixed Asset Debt becomes a party to the Collateral Trust Agreement thereby appointing the Collateral Trustee as its agent for purposes of the Intercreditor Agreement.

“Fixed Asset Documents” means the Indenture, the notes, the Fixed Asset Security Documents, and each of the other agreements, documents and instruments executed pursuant thereto, and any other document or instrument executed or delivered at any time governing, or under which Fixed Asset Debt is incurred, or in connection with any Fixed Asset Obligations, including any intercreditor or joinder agreement among holders of Fixed Asset Obligations to the extent such are effective at the relevant time, as each may be amended, restated, supplemented, modified, renewed, extended or Refinanced from time to time in accordance with the provisions of the Intercreditor Agreement.

“Fixed Asset Obligations” means all Obligations outstanding under the notes and the Indenture and all other Fixed Asset Documents. “Fixed Asset Obligations” shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidating Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant Fixed Asset Document, whether or not the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

“Fixed Asset Security Documents” means any agreement, document or instrument pursuant to which a Lien is granted securing any Fixed Asset Obligations or under which rights or remedies with respect to such Liens are governed.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of Consolidated Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. If the Issuer or any Restricted Subsidiary has incurred, assumed, guaranteed, redeemed, retired or extinguished any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of

Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in Consolidated Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition (including the Acquisition), disposition, merger or consolidation or any other transaction, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investment, acquisition, disposition, merger or consolidation or disposed operation which is being given pro forma effect that have been or are expected to be realized within 12 months after the date of such Investment, acquisition, disposition, merger, consolidation or disposed operation) or (y) determined in accordance with Regulation S-X under the Securities Act. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Permitted Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For the purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination determined in a manner consistent with that used in calculating Consolidated Adjusted EBITDA for the applicable period.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date. At any time after the Issue Date, the Issuer may elect to apply IFRS as in effect on the Issue Date in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS as in effect on the Issue Date (except as otherwise provided in the Indenture); provided that any such election, once made, shall be irrevocable; provided, further, any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the Holders of notes.

“Government Securities” means securities that are

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the notes.

“Guarantor” means each Subsidiary of the Issuer that Guarantees the notes in accordance with the terms of the Indenture.

“Holder” means a Person in whose name a note is registered in the notes register.

“IFRS” shall mean International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose Total Assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided, that all Immaterial Subsidiaries in the aggregate shall have Total Assets for the end of the most recent 12-month period not to exceed $1,000,000 and total revenues for the end of the most recent 12-month period not to exceed $1,000,000.

“Indebtedness” means, with respect to any Person,

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money,

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof),

(c) representing the deferred and unpaid balance of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable, or

(d) representing net obligations under any Permitted Hedging Obligations or Permitted Cash Management Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit, Permitted Hedging Obligations and Permitted Cash Management Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that

Indebtedness of any direct or indirect parent of such Person appearing upon the balance sheet of such Person solely by reason of pushdown accounting under GAAP shall be excluded,

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(3) to the extent not otherwise included, obligations of the type referred to in clause (a) of another Person secured by a Lien on any asset owned by such Person (other than a Lien on Capital Stock of an Unrestricted Subsidiary), whether or not such Indebtedness is assumed by such Person (with the amount of such Indebtedness deemed to be the lower of (i) the principal amount of the Indebtedness of such other person and (ii) the fair market value of the assets securing such Indebtedness at the date of determination);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Jefferies & Company, Inc. and RBC Capital Markets, LLC.

“Insolvency or Liquidation Proceeding” means:

(1) any voluntary or involuntary case or proceeding under the Bankruptcy Code or the bankruptcy laws of Canada or Australia with respect to the Issuer or any Guarantor;

(2) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to the Issuer or any Guarantor or with respect to a material portion of their respective assets;

(3) any composition of liabilities or similar arrangement relating to the Issuer or any Guarantor, whether or not under a court’s jurisdiction or supervision;

(4) any liquidation, dissolution, reorganization or winding up of the Issuer or any Guarantor, whether voluntary or involuntary, whether or not under a court’s jurisdiction or supervision, and whether or not involving insolvency or bankruptcy; or

(5) any general assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuer or any Guarantor.

“Intercreditor Agreement” means that certain intercreditor agreement, dated as of the date of the Indenture, by and between the ABL Agent and the Collateral Trustee, and acknowledged by the Issuer and the Guarantors, as it may be amended from time to time in accordance with its terms, attached as an exhibit hereto.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees or other obligations (excluding performance guarantees and similar obligations)), advances of funds or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,”

(1) “Investments” shall include the portion (proportionate to the Issuer’s direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer or applicable Restricted Subsidiary shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(a) the Issuer’s direct or indirect “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

The amount of any Investment outstanding at any one time shall be the original cost of such Investment, reduced by any return of capital (including a dividend on common Equity Interests) received in cash by the Issuer or any Restricted Subsidiary in respect of such Investment.

“Issue Date” means the date on which the outstanding notes were initially issued.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance of any kind in the nature of a security interest in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Services Agreement” means the Management Services Agreement, dated the date of the Indenture, between Irving Place Capital Management, L.P. and the Issuer as in effect on the date of the Indenture, or any amendment, modification or supplement thereto or any replacement thereof, as long as such agreement or arrangement as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to the Issuer and its Restricted Subsidiaries than the original agreement or arrangements as in effect on the date of the Indenture.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“National Flood Insurance Program” means the program created by the U.S. Congress pursuant to the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973, as revised by the National Flood Insurance Reform Act of 1994, that mandates the purchase of flood insurance to cover real property improvements located in Special Flood Hazard Areas in participating communities and provides protection to property owners through a Federal insurance program.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” from an Asset Sale means cash payments received by the Issuer or any Restricted Subsidiary (including any cash received from the sale or other disposition of any Designated Noncash Consideration and securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form) therefrom, in each case net of:

(1) all brokerage, legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP or distributed or distributable to its members as a tax distribution (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2) all payments made on any Indebtedness (other than Permitted Fixed Asset Obligations) that is secured with a higher priority than the notes and the Guarantees by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

(4) the deduction of appropriate amounts to be provided by the Issuer or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Sale and retained by the Issuer or any Restricted Subsidiary after such Asset Sale; and

(5) any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Sale);

provided, however, that, in the cases of clauses (4) and (5), upon reversal of any such reserve or the termination of any such escrow, Net Proceeds shall be increased by the amount of such reversal or any portion of funds released from escrow to the Issuer or any Restricted Subsidiary; provided, further, that, in the case of a Sale of a Guarantor, any Net Proceeds received in such Sale of a Guarantor in respect of ABL Collateral will constitute Net Proceeds from an Asset Sale other than a Sale of a Guarantor and will not constitute Net Proceeds from an Asset Sale that constitutes a Sale of a Guarantor.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer. “Officer” of any Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by any of the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Issuer) that meets the requirements of the Indenture.

“Permitted ABL Debt” means Indebtedness of the Issuer under a Credit Facility (including letters of credit and reimbursement obligations with respect thereto) that was permitted to be incurred and was incurred under clause (1) of the second paragraph under the caption “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and permitted to be incurred and secured under each applicable Permitted Fixed Asset Lien Document (or as to which the administrative agent under such Credit Facility obtained an Officer’s Certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Permitted Fixed Asset Documents);

provided that, in the case of any Indebtedness incurred under a Credit Facility other than the ABL Credit Facility as in effect on the Issue Date:

(1) on or before the date on which such Indebtedness is incurred by the Issuer, such Indebtedness is designated by the Issuer, in an Officer’s Certificate delivered to the Collateral Trustee, as “Permitted ABL Debt” for the purposes of the Secured Debt Documents and the Intercreditor Agreement (it being understood that no series of Indebtedness may be designated as both Permitted ABL Debt and Permitted Fixed Asset Debt); and

(2) all requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the ABL Agent’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (3) will be conclusively established if the Issuer delivers to the ABL Agent an Officer’s Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Permitted ABL Debt”).

“Permitted ABL Documents” means, collectively, the ABL Credit Facility and the ABL Collateral Documents and any other indenture, credit agreement, security agreement, pledge agreement, collateral agreement or other agreement pursuant to which any Permitted ABL Debt is incurred and the related security documents.

“Permitted ABL Liens” means Liens described in clause (2) of the definition of “Permitted Liens.”

“Permitted ABL Obligations” means the Permitted ABL Debt and all other Obligations in respect thereof together with Permitted Hedging Obligations and Permitted Cash Management Obligations that, in each case, are designated by the Issuer to the ABL Agent as “Secured Bank Product Obligations” by written notice in accordance with the terms of the ABL Credit Facility and the Intercreditor Agreement, as applicable.

“Permitted ABL Representative” means (1) in the case of the ABL Credit Facility, the ABL Agent and (2) in the case of any Series of Permitted ABL Debt, the trustee, agent or representative of the holders of such Series of Permitted ABL Debt who maintains the transfer register for such Series of Permitted ABL Debt and is appointed as a representative of such Series of Permitted ABL Debt (for purposes related to the administration of the ABL Collateral Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Permitted ABL Debt.

“Permitted Cash Management Obligations” means all Obligations of the Issuer or any Guarantor incurred in the ordinary course of business, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, which may arise under, out of, or in connection with any Bank Products, to any person that is or was a lender (or an affiliate thereof) or the agent (or an affiliate thereof) under the ABL Credit Facility at the time the agreements or arrangements in respect of such services were entered into that, in each case, are designated by the Issuer to the ABL Agent as “Secured Bank Product Obligations” by written notice in accordance with the terms of the ABL Credit Facility and the Intercreditor Agreement, as applicable.

“Permitted Fixed Asset Debt” means:

(1) the notes initially issued by the Issuer under the Indenture; and

(2) any other Indebtedness of the Issuer (including Additional Notes but excluding Permitted ABL Debt) that is secured equally and ratably with the Permitted Fixed Asset Obligations by a Permitted Fixed Asset Lien that was permitted to be incurred and so secured under each applicable Permitted

Fixed Asset Document; provided that, in the case of any Indebtedness referred to in clause (2) hereof, that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer, such Indebtedness is designated by the Issuer, in an Officer’s Certificate delivered to each Permitted Fixed Asset Representative and the Collateral Trustee, as “Permitted Fixed Asset Debt” for the purposes of the Secured Debt

Documents and the Collateral Trust Agreement; provided that no series of Indebtedness may be designated as both Permitted Fixed Asset Debt and Permitted ABL Debt; and

(b) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (b) will be conclusively established if the Issuer delivers to the Collateral Trustee an Officer’s Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Permitted Fixed Asset Debt”).

For the avoidance of doubt, Permitted Hedging Obligations and Permitted Cash Management Obligations do not constitute Permitted Fixed Asset Debt.

“Permitted Fixed Asset Documents” means, collectively, the Indenture, the notes and the Security Documents and any other indenture, credit facility or other agreement pursuant to which any Permitted Fixed Asset Debt is incurred and the related security documents (other than any security documents that do not secure Permitted Fixed Asset Obligations).

“Permitted Fixed Asset Lien” means a Lien granted by a Security Document to the Collateral Trustee, at any time, upon any property of the Issuer or any Guarantor to secure Permitted Fixed Asset Obligations.

“Permitted Fixed Asset Obligations” means Permitted Fixed Asset Debt and all other Obligations in respect thereof.

“Permitted Fixed Asset Representative” means (1) the Trustee, in the case of the notes, and (2) in the case of any other Series of Fixed Asset Debt, the trustee, agent or representative of the holders of such Series of Fixed Asset Debt who is appointed as a representative of such Series of Fixed Asset Debt (for purposes related to the administration of the applicable security documents related thereto) pursuant to the indenture, credit agreement or other agreement governing such Series of Fixed Asset Debt.

“Permitted Hedging Obligations” means Obligations of the Issuer or any Guarantor to any agreements or arrangements for the purpose of limiting interest rate risk, exchange rate risk or commodity pricing risk (excluding hedging agreements or arrangements entered into for speculative purposes).

“Permitted Holders” means the Sponsor and members of senior management of the Issuer, a Restricted Subsidiary or any direct or indirect parent entity of the foregoing on the Issue Date who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Sponsor and such members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Issuer or any Restricted Subsidiary in a Person if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to and in compliance with the provisions of “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Issuer or any Restricted Subsidiary:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuers of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Permitted Hedging Obligations permitted under clause (11) of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock or Preferred Stock” covenant;

(8) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other expenses, in each case incurred in the ordinary course of business or to finance the purchase of Equity Interests of the Issuer or any of its direct or indirect parents and in an amount not to exceed $2.5 million at any one time outstanding;

(9) Investments the payment for which consists of Equity Interests of the Issuer or any of its direct or indirect parents (exclusive of Disqualified Stock of the Issuer); provided, however, that the receipt of such Investments will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments;”

(10) (i) guarantees of Indebtedness permitted under the covenant described in “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that if such Indebtedness can only be incurred by the Issuer or Guarantors, then such guarantees are only permitted by this clause to the extent made by the Issuer or a Guarantor, and (ii) performance guarantees with respect to obligations incurred by the Issuer or any of its Restricted Subsidiaries that are permitted by the Indenture;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (5), (6), (10) and (11) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment in the ordinary course of business or the licensing or sub-licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (n) that are at that time outstanding, not to exceed the greater of $10.0 million and 2.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (4) above and shall not be included as having been made pursuant to this clause (13);

(14) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(15) the creation of Liens on the assets of the Issuer or any of its Restricted Subsidiaries in compliance with the covenant described in the section entitled “— Certain Covenants — Liens;”

(16) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited under the Indenture; and

(17) Investments in joint ventures in an aggregate amount not to exceed $15.0 million at any one time outstanding; provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (3) above and shall not be included as having been made pursuant to this clause (17).

“Permitted Liens” means, with respect to any Person:

(1) Liens on Collateral held by the Collateral Trustee securing Permitted Fixed Asset Debt and all related Permitted Fixed Asset Obligations permitted to be incurred pursuant to the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2) Liens on Collateral and Capital Stock of any Subsidiary of the Issuer that would otherwise constitute Fixed Assets Collateral but does not constitute Fixed Assets Collateral due to clause (a) of the definition of Excluded Assets, in each case, securing Permitted ABL Debt and other Permitted ABL Obligations; provided, however, that any Liens on Fixed Assets Collateral granted pursuant to this clause (2) must be junior in priority to any Liens on Fixed Assets Collateral granted in favor of the Collateral Trustee for the benefit of the Trustee and the Holders of the notes and other Permitted Fixed Asset Obligations as set forth in the Security Documents;

(3) Liens, pledges, prepayments or deposits by such Person in connection with workmen’s compensation laws, unemployment insurance laws and other social security legislation or similar legislation, Liens, pledges, prepayments or deposits in connection with, or to secure the performance of, bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or Liens, pledges, prepayments or deposits to secure public or statutory obligations of such Person or Liens or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or Liens or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(4) Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, suppliers’ or construction contractor’s Liens, in each case which secure amounts which are not overdue for a period of more than 60 days or if more than 60 days overdue, are unfiled and no other action has been taken to enforce such Lien or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(5) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(6) Liens (including rights of set-off), deposits, prepayments or cash pledges in connection with or to secure the performance of statutory bonds, stay, customs and appeal bonds, performance bonds and surety bonds or bid bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(7) easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusions and other similar minor encumbrances and minor title defects affecting real property and zoning or other restrictions as to the use of real properties or Liens incidental which are imposed by any governmental authority having jurisdiction over such real property which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8) Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that Liens securing Indebtedness incurred pursuant to clause (4) of that second paragraph are solely on acquired property or the assets of the acquired entity; provided, further, however, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment, which financing consist of Indebtedness incurred pursuant to clause (4) of that second paragraph and are provided by such lender;

(9) Liens existing on the Issue Date (other than Liens securing the notes or securing Obligations under the ABL Credit Facility outstanding on the date of the Indenture);

(10) Liens on property or shares of stock of or held by a Person at the time such Person becomes a Restricted Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(11) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(12) Liens securing Indebtedness or other obligations of a Restricted Subsidiary that is not a Guarantor to another Restricted Subsidiary that is not a Guarantor, in each case permitted to be incurred in accordance with the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that the Liens extend only to assets of Restricted Subsidiaries that are not Guarantors;

(13) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) leases, licenses, sublicenses and subleases of real property or intellectual property granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(16) Liens in favor of the Issuer or any Guarantor;

(17) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or any Restricted Subsidiary’s clients at which such equipment is located;

(18) Liens to secure any refinancing, refunding, extension, renewal, modification or replacement (or successive refinancing, refunding, extensions, renewals, modifications or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (9), (10), (11), (12), (13), (14), (19) and (21); provided however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property and after acquired-property that is affixed or incorporated into the property covered by such Lien), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by a Lien described under clauses (9), (10), (11), (12), (13), (14), (19) and (21) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such refinancing, refunding, extension, renewal or replacement and (z) the new Lien has no greater priority relative to the notes and the Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the notes and the Guarantees and Holders thereof than the original Liens and the related Indebtedness;

(19) Liens on the Collateral in favor of any collateral trustee for the benefit of the Holders relating to such collateral trustee’s administrative expenses with respect to the Collateral;

(20) Liens to secure Indebtedness of any Foreign Subsidiary that is not a Guarantor permitted by clause (18) of the second paragraph of the covenant in the section entitled “— Certain Covenants — Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets of such Foreign Subsidiary;

(21) Liens securing judgments, attachments or awards not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(22) any interest or title of a lessor, sublessor, licensor or sublicensor in the property subject to any lease, sublease, license or sublicense (other than any property that is the subject of a sale and leaseback transaction);

(23) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the Indenture;

(24) Liens on Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiaries;

(25) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(26) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens on the Collateral incurred to secure Liens that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business;

(28) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(29) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(30) Liens attaching solely to cash earnest money deposits in connection with fully collateralized repurchase agreements that are permitted by the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that constitute temporary cash investments and that do not extend to any assets other than those that are the subject of such repurchase agreement;

(31) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(32) ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located and other Liens affecting the interest of any landlord (and any underlying landlord) of any real property leased by the Issuer or any Subsidiary;

(33) Liens on equipment owned by the Issuer or any Restricted Subsidiary and located on the premises of any supplier, in the ordinary course of business;

(34) utility and other similar deposits made in the ordinary course of business;

(35) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes;

(36) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an Asset Sale permitted under the covenant described in the section entitled “— Repurchase at the Option of Holders — Asset Sales,” in each case, solely to the extent such Investment or Asset Sale, as the case may be, would have been permitted on the date of the creation of such Lien; and

(37) Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed $5.0 million at any one time outstanding.

For purposes of determining compliance with this definition, (a) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (b) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Issuer shall, in its sole discretion, classify (or reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

“Permitted Prior Liens” means:

(1) Liens described in clauses (2), (3), (6), (7), (8), (9), (11), (13), (14), (17), (20) and (25) of the definition of “Permitted Liens;” and

(2) Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Security Documents.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, defease, amend, modify, supplement, restructure, replace, refund or repay, or to issue other indebtedness, in exchange or replacement for, such Indebtedness, in any case in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registrar” means an office or agency maintained by the Issuer where notes may be presented for registration of transfer or for exchange.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the outstanding notes, among the Company, the Guarantors and the Initial Purchasers.

“Regulation S Temporary Global Note” means a temporary global note in the form attached as an exhibit to the Indenture deposited with or on behalf of and registered in the name of the depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the notes initially sold in reliance on Rule 903 of Regulation S.

“Required Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Permitted Fixed Asset Debt then outstanding, calculated in accordance with the provisions of the Collateral Trust Agreement.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s Ratings Group and any successor to its rating agency business.

“Sale of a Guarantor” means (1) any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of the Capital Stock of a Guarantor or (2) the issuance of Equity Interests by a Guarantor, other than (a) an issuance of Equity Interests by a Guarantor to the Issuer or another Guarantor, and (b) directors’ qualifying shares.

“Sale of Fixed Assets Collateral” means any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of Fixed Assets Collateral.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt Documents” means the Permitted ABL Documents and the Permitted Fixed Asset Documents.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, the Intercreditor Agreement, the Collateral

Trust Agreement, and related agreements, instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing (including, without limitation, finance statements under the Uniform Commercial Code of the relevant states), as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced, replaced or otherwise modified, in whole or in part, from time to time, and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Trustee for the ratable benefit of the Holders and the Trustee or notice of such pledge, assignment or grant is given.

“Series of Fixed Asset Debt” means, severally, the notes and each other issue or series of Permitted Fixed Asset Debt for which a single transfer register is maintained.

“Series of Permitted ABL Debt” means, severally, the Indebtedness outstanding under the ABL Credit Facility and each other issue or series of Permitted ABL Debt for which a single transfer register is maintained.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto or any reasonable extension thereof.

“Special Flood Hazard Area” means an area that FEMA’s current flood maps indicate has at least a one percent (1%) chance of a flood equal to or exceeding the base flood elevation (a 100-year flood) in any given year.

“Sponsor” means Irving Place Capital Partners III, L.P. and its Affiliates, but not including any of its portfolio companies.

“Subordinated Indebtedness” means

(1) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes, and

(2) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Guarantee of such Guarantor.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or managing member or otherwise controls such entity.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries as shown on (or determined from) the most recent internal balance sheet of such Person.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2013; provided, however, that if the period from the redemption date to December 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer, which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer,

(2) such designation complies with the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,” and

(3) each of:

(a) the Subsidiary to be so designated, and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income tax consequences to a U.S. holder relevant to the exchange of outstanding notes for exchange notes in the exchange offer. This discussion is limited to U.S. holders who hold their exchange notes as capital assets (generally assets held for investment purposes).

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under U.S. federal income tax laws, such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers or traders in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, persons whose functional currency is not the U.S. dollar, foreign persons and entities, and persons holding the exchange notes in connection with a straddle, hedging, conversion or other risk-reduction transaction. This discussion does not address the tax consequences arising under any state, local or foreign law.

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of an exchange note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

You should consult your own tax advisors regarding application of U.S. federal tax laws, as well as the tax laws of any state, local or foreign jurisdiction, to the exchange offer in light of your particular circumstances, as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties.

The Exchange Offer

The exchange of your outstanding notes for exchange notes pursuant to the exchange offer should not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. As a result, the exchange of outstanding notes for exchange notes will not be a taxable event to U.S. holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes exchanged therefor and the same tax consequences to U.S. holders as the outstanding notes have to U.S. holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

The distribution of this prospectus and the offer and sale of the exchange notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the exchange notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the exchange notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the exchange notes issued in the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of such holders’ business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of exchange notes. This position does not apply to any holder that is:

•	an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act or

•	a broker-dealer.

All broker-dealers receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. Each broker-dealer receiving exchange notes for its own account in the exchange offer must represent that the outstanding notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed to use our commercially reasonable efforts to keep the exchange offer registration statement effective and to amend and supplement this prospectus in order to permit this prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for the lesser of: (i) 180 days or (ii) the date on which all persons subject to the prospectus delivery requirements of the Securities Act have sold all of the exchange notes held by them. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the outstanding notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such exchange notes.

Any broker-dealer that held outstanding notes acquired for its own account as a result of market-making activities or other trading activities, that received exchange notes in the exchange offer, and that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the outstanding notes directly from us:

•	cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993) or similar no-action letters and

•	in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

We have agreed to pay all expenses incidental to our participation in the exchange offer, including the reasonable fees and expenses of counsel for the holders of outstanding notes, subject to certain exceptions in the registration rights agreement. We and our guarantor subsidiaries also have agreed to jointly and severally indemnify holders of the outstanding notes, including any broker-dealers, against specified types of liabilities. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

LEGAL MATTERS

Certain legal matters with respect to the exchange notes and guarantees will be passed upon for us by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters of Australian law relating to the guarantees by Cigweld Pty Ltd. and Thermadyne Australia Pty Ltd. will be passed upon for us by Clayton Utz, Melbourne, Australia.

EXPERTS

The consolidated financial statements of Thermadyne Holdings Corporation as of December 31, 2010 (Successor) and December 31, 2009 (Predecessor) and for the period from December 3, 2010 through December 31, 2010 (Successor), for the period from January 1, 2010 through December 2, 2010 (Predecessor) and for each of the two years in the period ended December 31, 2009 (Predecessor) have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements referred to above contains an explanatory paragraph that states effective December 3, 2010, the Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different basis than for the periods before the acquisition and, therefore, is not comparable.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantor subsidiaries have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the outstanding notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

After the registration statement becomes effective, we will file annual, quarterly and current reports and other information with the SEC. The SEC also maintains a website that contains information filed electronically with the SEC, which you can access over the Internet at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available at our website at http://www.thermadyne.com. You may obtain a copy of any of these documents at no cost, by writing or telephoning us at the following address: Thermadyne Holdings Corporation, 16052 Swingley Ridge Road, Suite 300, Chesterfield, Missouri 63017, Attn: General Counsel, (636) 728-3000.

In addition, we have agreed to make available to holders and prospective purchasers of notes who certify that they are qualified institutional buyers, upon request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act to the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm — KPMG LLP	F-2
Consolidated Balance Sheets as of December 31, 2010 (Successor Company) and 2009 (Predecessor Company)	F-3
Consolidated Statements of Operations for December 3, 2010 through December 31, 2010 (Successor Company), January 1, 2010 through December 2, 2010 (Predecessor Company), and for the years ended December 31, 2009 and 2008 (Predecessor Company)
F-4
Consolidated Statements of Stockholders’ Equity for December 3, 2010 through December 31, 2010 (Successor Company), January 1, 2010 through December 2, 2010 (Predecessor Company), and for the years ended December 31, 2009 and 2008 (Predecessor Company)
F-5
Consolidated Statements of Cash Flows for December 3, 2010 through December 31, 2010, (Successor Company), January 1, 2010 through December 2, 2010 (Predecessor Company), and for the years ended December 31, 2009 and 2008 (Predecessor Company)
F-6
Notes to Consolidated Financial Statements	F-7
Interim Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-51
Condensed Consolidated Statements of Operations for the three months ended March 31, 2011 and March 31, 2010	F-52
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and March 31, 2010	F-53
Notes to Unaudited Condensed Consolidated Financial Statements	F-54

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thermadyne Holdings Corporation:

We have audited the accompanying consolidated balance sheets of Thermadyne Holdings Corporation (the Company) as of December 31, 2010 (“Successor Company” or “Successor”) and 2009 (“Predecessor Company” or “Predecessor”), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from December 3, 2010 through December 31, 2010 (Successor Company), the period from January 1, 2010 through December 2, 2010 (Predecessor Company) and each of the years in the two-year period ended December 31, 2009 (Predecessor Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermadyne Holdings Corporation as of December 31, 2010 (Successor Company) and 2009 (Predecessor Company), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from December 3, 2010 through December 31, 2010 (Successor Company), the period from January 1, 2010 through December 2, 2010 (Predecessor Company) and each of the years in the two-year period ended December 31, 2009 (Predecessor Company), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 3, 2010, the Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different basis than for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

St. Louis, Missouri
March 28, 2011

THERMADYNE HOLDINGS CORPORATION

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31,	December 31,
	2010	2009
	(Dollars in thousands,
	except share data)

ASSETS
Current Assets:
Cash and cash equivalents	$22,399	$14,886
Trusteed assets	183,685	—
Accounts receivable, less allowance for doubtful accounts of $400 and $400, respectively	65,641	56,589
Inventories	85,440	74,381
Prepaid expenses and other	8,581	9,255
Deferred tax assets	2,644	3,008

Total current assets	368,390	158,119
Property, plant and equipment, net of accumulated depreciation of $1,274 and $55,082, respectively	75,796	46,687
Goodwill	164,678	187,818
Intangibles, net	155,036	58,451
Deferred financing fees	14,553	3,478
Other assets	1,632	392

Total assets	$780,085	$454,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Senior subordinated notes due 2014	$176,095	$—
Working capital facility	—	9,643
Current maturities of other long-term obligations	2,207	8,915
Accounts payable	26,976	9,598
Accrued and other liabilities	37,995	23,119
Accrued interest	9,184	7,608
Income taxes payable	4,155	705
Deferred tax liability	6,014	2,793

Total current liabilities	262,626	62,381
Long-term obligations, less current maturities	264,564	198,466
Deferred tax liabilities	74,832	52,835
Other long-term liabilities	14,659	13,471
Stockholders’ equity:
Common stock, $0.01 par value:
Authorized — 1,000 shares and 25,000,000 shares, respectively Issued and outstanding — 1,000 shares at December 31, 2010 and 13,539,998 shares at December 31, 2009	—	135
Additional paid-in capital	176,035	188,791
Accumulated deficit	(14,680)	(65,063)
Accumulated other comprehensive income	2,049	3,929

Total stockholders’ equity	163,404	127,792

Total liabilities and stockholders’ equity	$780,085	$454,945

See accompanying notes to consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Net sales	$28,663	$387,238	$347,655	$516,908
Cost of goods sold	21,910	256,948	245,043	359,409

Gross margin	6,753	130,290	102,612	157,499
Selling, general and administrative expenses	19,044	90,142	80,239	110,890
Amortization of intangibles	531	2,515	2,693	2,675

Operating income (loss)	(12,822)	37,633	19,680	43,934
Other income (expenses):
Interest, net	(2,273)	(20,525)	(20,850)	(20,304)
Amortization of deferred financing costs	(170)	(918)	(1,052)	(938)
Settlement of retiree medical obligations	—	—	5,863	—
Loss on debt extinguishment	—	(1,867)	—	—
Other	—	—	147	(80)

Income (loss) from continuing operations before income tax provision and discontinued operations	(15,265)	14,323	3,788	22,612
Income tax provision (benefit)	(585)	8,187	2,657	12,089

Income (loss) from continuing operations	(14,680)	6,136	1,131	10,523
Income from discontinued operations, net of tax	—	—	3,051	185

Net income (loss)	$(14,680)	$6,136	$4,182	$10,708

See accompanying notes to consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other	Total
	Number of	Par	Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Value	Capital	Deficit	Income (Loss)	Equity
	(Amounts in thousands)

Predecessor
December 31, 2007	13,368	$134	$186,830	$(79,953)	$15,073	$122,084

Comprehensive income (loss):
Net income	—	—	—	10,708	—	10,708
Foreign currency translation, net of tax	—	—	—	—	(10,990)	(10,990)
Pension benefit obligation, net of tax	—	—	—	—	(7,098)	(7,098)
Post-retirement benefit obligations, net of tax	—	—	—	—	1,172	1,172

Comprehensive loss						(6,208)
Common stock issuance-Employee stock purchase plan	11	—	130	—	—	130
Exercise of stock options	131	1	1,818	—	—	1,819
Stock compensation	—	—	478	—	—	478

December 31, 2008	13,510	$135	$189,256	$(69,245)	$(1,843)	$118,303

Comprehensive income (loss):
Net income	—	—	—	4,182	—	4,182
Foreign currency translation, net of tax	—	—	—	—	7,279	7,279
Pension benefit obligation, net of tax	—	—	—	—	318	318
Post-retirement benefit obligations, net of tax	—	—	—	—	(1,825)	(1,825)

Comprehensive loss	—	—	—	—	—	9,954
Common stock issuance-employee stock purchase plan	30	—	114	—	—	114
Exercise of stock options	—	—	—	—	—	—
Stock compensation	—	—	(579)	—	—	(579)

December 31, 2009	13,540	$135	$188,791	$(65,063)	$3,929	$127,792

Comprehensive income (loss):
Net income	—	—	—	6,136	—	6,136
Foreign currency translation, net of tax	—	—	—	—	1,981	1,981
Pension benefit obligation, net of tax	—	—	—	—	(705)	(705)
Post-retirement benefit obligations, net of tax	—	—	—	—	(310)	(310)

Comprehensive loss	—	—	—	—	—	7,102
Common stock issuance-employee stock purchase plan	12	—	96	—	—	96
Exercise of stock options	969	1	70	—	—	71
Stock compensation	—	—	682	—	—	682

December 2, 2010	14,521	$136	$189,639	$(58,927)	$4,895	$135,743

Successor
Initial investment by purchasers	1,000	$—	$176,010	$—	$—	$176,010
Comprehensive income (loss):
Net loss	—	—	—	(14,680)	—	(14,680)
Foreign currency translation, net of tax	—	—	—	—	1,368	1,368
Pension benefit obligation, net of tax	—	—	—	—	647	647
Post-retirement benefit obligations, net of tax	—	—	—	—	34	34

Comprehensive loss	—	—	—	—	—	(12,631)
Stock compensation	—	—	25	—	—	25

December 31, 2010	1,000	$—	$176,035	$(14,680)	$2,049	$163,404

See accompanying notes to consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Cash flows from continuing operations:
Cash flows from operating activities:
Net income (loss)	$(14,680)	$6,136	$4,182	$10,708
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
(Income)/loss from discontinued operations	—	—	(3,051)	(185)
Depreciation and amortization	1,645	12,445	12,962	12,365
Deferred income tax benefit	(941)	1,656	(1,069)	4,850
Stock compensation expense (gain)	25	682	(579)	1,362
Net periodic post-retirement benefits	133	655	(5,908)	322
Loss on debt extinguishment	—	1,867	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	2,938	(9,847)	19,351	7,052
Inventories	4,223	(2,875)	32,264	(15,440)
Prepaids	(879)	3,073	(2,935)	762
Accounts payable	(3,825)	19,344	(20,998)	(2,519)
Accrued and other liabilities	(310)	13,197	(10,835)	1,242
Accrued interest	3,200	(1,624)	1,156	(1,474)
Accrued taxes	272	2,844	(2,367)	103
Other long-term liabilities	140	(1,879)	(669)	(838)
Other, net	402	(546)	—	80

Net cash provided by (used in) operating activities	(7,657)	45,128	21,504	18,390

Cash flows from investing activities:
Capital expenditures	(1,849)	(6,499)	(7,695)	(12,776)
Proceeds from sales of discontinued operations	—	—	—	500
Purchase of minority interest	—	—	—	(838)
Purchase of outside interest in joint venture	—	—	—	(3,055)
Other	(188)	(341)	(361)	(757)

Net cash used in investing activities	(2,037)	(6,840)	(8,056)	(16,926)

Cash flows from financing activities:
Borrowings under Working Capital Facility	—	15,927	8,923	27,751
Repayments of Working Capital Facility	(3,347)	(22,223)	(31,811)	(7,878)
Issuance of Senior Secured Notes due 2017	260,000	—	—	—
Repurchase of Senior Subordinated Notes	—	—	(2,632)	—
Borrowings under Second-Lien Facility and other	—	—	25,075	—
Repayments of Second-Lien Facility and other	(1,240)	(26,707)	(15,823)	(22,789)
Initial investment by purchasers (excludes subscription receivables)	175,285	—	—	—
Purchase of Predecessor common stock	(213,926)	—	—	—
Trusteed assets	(183,672)	—	—	—
Payment of Predecessor change in control expenditures	(7,525)	—	—	—
Deferred financing fees	(14,723)	—	—	—
Exercise of employee stock purchases	—	167	114	1,949
Advances from (to) discontinued operations	—	—	2,539	(2,657)
Termination payment from derivative counterparty	—	—	2,313	—
Other, net	—	—	(925)	(891)

Net cash provided by (used in) financing activities	10,852	(32,836)	(12,227)	(4,515)

Effect of exchange rate changes on cash and cash equivalents	469	434	1,749	(1,192)

Net cash provided by (used in) continuing operations	1,627	5,886	2,970	(4,243)

Net cash provided by (used in) discontinued operations	—	—	(585)	309

Total increase (decrease) in cash and cash equivalents	1,627	5,886	2,385	(3,934)
Total cash and cash equivalents beginning of period	20,772	14,886	12,501	16,435

Total cash and cash equivalents end of period	$22,399	$20,772	$14,886	$12,501

See accompanying notes to consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

1.	The Company

Thermadyne Holdings Corporation (“Thermadyne” or the “Company”), a Delaware corporation, is a designer and manufacturer of cutting and welding products used in various fabrication, construction and manufacturing operations around the world. Our products are used in a wide variety of applications, across industries, where steel is cut and welded, including steel fabrication, manufacturing of transportation and mining equipment, many types of construction such as offshore oil and gas rigs, repair and maintenance of manufacturing equipment and facilities, and shipbuilding. We market our products under a portfolio of brands, many of which are the leading brand in their industry, including Victor ®, Tweco®, Thermal Dynamics®, Arcair®, Cigweld®, Thermal Arc®, Turbo Torch® and Stoody®.

Basis of Presentation.  On December 3, 2010 (“Acquisition Date”), pursuant to an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”), Razor Merger Sub Inc. (“Merger Sub”), a newly formed Delaware corporation, merged with and into Thermadyne, with Thermadyne surviving as a direct, wholly-owned subsidiary of Razor Holdco Inc., a Delaware corporation (“Acquisition”). (Razor Holdco Inc. was renamed Thermadyne Technologies Holdings, Inc. (“Technologies”).) Technologies’ sole asset is its 100% ownership of the stock of Thermadyne. Affiliates of Irving Place Capital (“IPC”), a private equity firm based in New York, along with its co-investors, hold approximately 99% of the outstanding equity of Technologies, and certain members of Thermadyne management hold the remaining equity capital.

As more fully described in Note 3, the Acquisition is being accounted for in accordance with United States accounting guidance for business combinations and, accordingly the assets acquired and liabilities, excluding deferred income taxes, were recorded at fair value as of December 3, 2010.

Although Thermadyne continued as the same legal entity after the Acquisition, the application of push down accounting represents the termination of the old reporting entity and the creation of a new one. In addition, the basis of presentation is not consistent between the successor and predecessor entities and the financial statements are not presented on a comparable basis. As a result, the accompanying consolidated statements of operations, cash flows, and stockholders’ equity are presented for two different reporting entities: Predecessor and Successor, which related to the periods and balance sheets preceding the Acquisition (prior to December 3, 2010), and the period and balance sheet succeeding the Acquisition, respectively.

2.	Significant Accounting Policies

Principles of consolidation.  The consolidated financial statements include the Company’s accounts and those of its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications.  The costs of certain purchasing functions previously included in Selling, General, and Administrative expenses have been reclassified to Cost of Goods Sold for all years presented in the amounts of $93 for the period from December 3, 2010 through December 31, 2010, $1,566 for the period from January 1, 2010 through December 2, 2010, and $1,182 and $1,554 for the years ended December 31, 2009 and 2008, respectively.

Estimates.  Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires certain estimates and assumptions to be made that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any significant unanticipated changes in business or market conditions that vary from current expectations could have an impact on the fair market value of assets and result in a potential impairment loss.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories.  Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for domestic subsidiaries and the first-in, first-out (“FIFO”) method for the Company’s foreign subsidiaries. Inventories were recorded at fair value at the Acquisition Date.

Property, Plant and Equipment.  Prior to the Acquisition Date, property, plant and equipment were historically carried at cost and depreciated using the straight-line method. At the Acquisition Date, property, plant and equipment were adjusted to fair value based on the premise of continued use. Management, with assistance from an asset appraisal firm, estimated the fair value of equipment by determining new reproduction cost by utilizing the historical original cost of each equipment asset and adjusting cost to the Acquisition Date using industry trend factors and consumer price indices. Once new reproduction cost was established, considerations were made for all forms of depreciation, which reflected the estimated economic life of the asset, remaining economic useful life and used equipment trends. Land was valued based on comparable sales. The average estimated lives utilized in calculating depreciation are as follows: buildings and improvements — ten to twenty-five years; and machinery and equipment — three to ten years. Property, plant and equipment recorded under capital leases are depreciated based on the lesser of the lease term or the underlying asset’s useful life. Impairment losses are recorded on long-lived assets when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts.

Deferred Financing Costs.  Loan origination fees and other costs incurred arranging long-term financing are capitalized as deferred financing costs and amortized on an effective interest method over the term of the credit agreement. Deferred financing costs totaled $14,723 and $11,342, less related accumulated amortization of $170 and $7,864, at December 31, 2010 and 2009, respectively.

Goodwill and intangibles.  Goodwill and trademarks have indefinite lives. Customer relationships and intellectual property bundles (including patents) are amortized on a straight-line basis over their estimated useful lives of 20 years.

Goodwill was calculated as of the Acquisition Date for the Successor, measured as the excess of the consideration transferred over the net of the Acquisition Date amounts of the identifiable assets (including intangible assets) acquired and the liabilities assumed.

Goodwill and trademarks are tested for impairment annually, as of December 1st, (Successor) and October 1st (Predecessor), or more frequently if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. The impairment analysis is performed on a consolidated enterprise level based on one reporting unit. The impairment test involves the comparison of the carrying amount of the reporting unit’s goodwill to its estimated fair value. An impairment would be recorded if the carrying amount exceeded the estimated enterprise fair value. To estimate enterprise fair value, management relies primarily on its determination of the present value of expected future cash flows. Significant judgments and estimates about current and future conditions are used to estimate the fair value. In estimating future cash flows, management estimates future sales volumes, sales prices, changes in commodity costs and the weighted cost of capital. Management also considers market value comparables and, as applicable, the current market capitalization of the Company in determining whether impairment exists. Unforeseen events and changes in circumstances and market conditions, including general economic and competitive conditions could cause actual results to vary significantly from the estimates.

Trademarks are generally associated with the Company’s product brands, and cash flows associated with these products are expected to continue indefinitely. The Company has placed no limit on the end of the Company’s trademarks’ useful lives. See Note 8 — Intangible Assets.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Product Warranty Programs.  Various products are sold with product warranty programs. Provisions for warranty programs are made as the products are sold and adjusted periodically based on current estimates of anticipated warranty costs. The following table provides the activity in the warranty accrual:

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Balance at beginning of period	$3,000	$2,300	$2,961	$3,072
Charged to expense	200	4,267	2,053	3,217
Warranty payments	—	(3,567)	(2,714)	(3,328)

Balance at end of period	$3,200	$3,000	$2,300	$2,961

Income Taxes.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying value of assets and liabilities for financial reporting purposes and their tax basis. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized. The Company’s effective tax rate includes the impact of providing U.S. taxes for most of the undistributed foreign earnings because of the applicability of I.R.C. Section 956 for earnings of foreign entities which guarantee the indebtedness of a U.S. parent. See Note 13 — Income Tax to the consolidated financial statements.

Stock Option Accounting.  All share-based payments to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. The Company utilizes the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements for all share-based payments granted after the effective date and (b) based on the requirements for all awards granted to employees prior to the effective date that remain unvested on the effective date. See Note 15 — Stock Options and Stock-Based Compensation to the consolidated financial statements.

Revenue Recognition.  The Company sells its products with standard terms of sale of FOB shipping point or FOB destination. Revenue is recognized when persuasive evidence of an arrangement exists, the seller’s price is fixed and determinable, and collectability is reasonably assured.

The Company sponsors a number of annual incentive programs to augment distributor sales efforts including certain rebate programs and sales and market share growth incentive programs. Rebate programs established by the Company are communicated to distributors at the beginning of the year and are earned by qualifying distributors based on increases in purchases of identified product categories and based on relative market share of the Company’s products in the distributor’s service area. The estimated rebate costs are accrued throughout the year and recorded as a reduction of revenue. Rebates are paid periodically during the year.

Terms of sale generally include 30-day payment terms, return provisions and standard warranties for which reserves, based upon estimated warranty liabilities from historical experience, have been recorded. For a product that is returned due to issues outside the scope of the Company’s warranty agreements, restocking charges will generally be assessed.

One customer, Airgas, Inc., comprised 11% of the Company’s global sales for the period from December 3, 2010 through December 31, 2010, the period from January 1, 2010 through December 2, 2010, and for the year ended December 31, 2009. The Company’s top five distributors comprised 26%, 28%, and 29% of the Company’s global net sales for the period from December 3, 2010 through December 31, 2010,

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the period from January 1, 2010 through December 2, 2010, and for the year ended December 31, 2009 respectively.

Research and development costs.  Research and development is conducted in connection with new product development with costs of approximately $300 for the period from December 3, 2010 through December 31, 2010, $3,700 for the period from January 1, 2010 through December 2, 2010, and $2,700 for the year ended December 31, 2009. The costs relate to materials used in the development process and allocated engineering personnel costs and are reflected in “Selling, general & administrative expenses” as incurred.

Cash Equivalents.  All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Foreign Currency Translation.  Local currencies have been designated as the functional currencies for all subsidiaries. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items of these subsidiaries are translated at average monthly rates of exchange.

Accumulated Other Comprehensive Income.  Other comprehensive income (loss) is recorded as a component of stockholders’ equity. Stockholders’ equity consists of:

	Successor		Predecessor
	December 3, 2010 to		January 1, 2010
	through		through
	December 31, 2010		December 2, 2010		2009
	Balance at	Increase	Balance at	Increase	Balance at	Increase
	December 31	(Decrease)	December 2	(Decrease)	December 31	(Decrease)	January 1
Cumulative foreign currency translation gains (losses), net of tax	$1,368	$1,368	$11,159	$1,981	$9,178	$7,279	$1,899
Pension benefit obligation, net of tax	647	647	(8,637)	(705)	(7,932)	318	(8,250)
Post-retirement benefit obligations, net of tax	34	34	2,373	(310)	2,683	(1,825)	4,508

Comprehensive income (loss)	$2,049	$2,049	$4,895	$966	$3,929	$5,772	$(1,843)

The amounts shown above are net of deferred income taxes which approximate 38%.

Fair Value.  The Company applies the fair value option to financial instruments which measures and reports unrealized gains and losses in earnings.

The carrying values of the obligations outstanding under the Working Capital Facility and other long-term obligations, excluding the Senior Subordinated Notes due 2014 and the Senior Secured Notes due 2017 at December 31, 2010, are estimated to approximate fair values since these obligations are fully secured and have varying interest charges based on current market rates. The Company’s Senior Secured Notes due 2017 traded at 102% of face value at December 31, 2010, based on available market information. The Company’s Senior Subordinated Notes due 2014 were redeemed February 1, 2011.

Effect of New Accounting Standards

Business Combinations.  The Company adopted Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” effective January 1, 2009. ASC Topic 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Company applied the guidance in ASC Topic 805 in determining Successor’s opening balance sheet at December 3, 2010 and the treatment of acquisition related expenses.

Subsequent Events.  The Company adopted ASC Subtopic 855-10, “Subsequent Events” effective June 15, 2009. This Subtopic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this statement did not have a material effect on the Company’s financial statements.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

3.	Acquisition.

On the closing date of the Acquisition described in Note 1, the following events occurred:

•	Each share of Predecessor Thermadyne’s common stock, including restricted shares, outstanding immediately prior to the Acquisition were cancelled and converted into the right to receive $15 in cash per share, without interest.

•	Each outstanding option to acquire Predecessor Thermadyne common stock outstanding immediately prior to the Acquisition vested (if unvested) and was cancelled in exchange for the right to receive cash for the excess of $15 per share over the per share exercise price of the option.

•	Successor Thermadyne received $176,010 in equity contributions and became a wholly-owned subsidiary of Technologies.

•	Successor Thermadyne entered into an amended asset-backed credit facility (the “Working Capital Facility”) to provide for borrowings not to exceed $60,000 (including up to $10,000 for letters of credit) of borrowings, subject to the borrowing base capacity of certain customer receivables and inventories.

•	Successor Thermadyne issued $260,000 aggregate principal amount of 9% Senior Secured Notes due 2017. The Senior Secured Notes are guaranteed on a secured basis by substantially all of Thermadyne’s current and future assets. See Note 9 for further information.

•	A notice of redemption was issued on December 3, 2010 for the $172,327 outstanding aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2014, and Thermadyne irrevocably deposited $183,672 with the Trustee to redeem the Senior Subordinated Notes at 101.542% and pay the related accrued interest due on February 1, 2011.

The $15 per share fair value of the consideration given for the outstanding equity on the date of the Acquisition represents the per share purchase price agreed upon by Thermadyne and affiliates of Irving Place Capital, as set forth in the Merger Agreement, and paid in cash by IPC solely for purposes of the business combination.

The Acquisition resulted in a 100% change in ownership of Thermadyne and is accounted for in accordance with United States accounting guidance for business combinations. Accordingly, the assets acquired and liabilities assumed, excluding deferred income taxes, were recorded at fair value as of December 3, 2010. The purchase price paid and related costs and transaction fees incurred by IPC have been accounted for in Thermadyne’s consolidated financial statements. The preliminary allocation of purchase price to the assets and liabilities as of December 3, 2010 has been determined by management with the assistance of an externally prepared valuation study of inventories, property, plant and equipment, intangible assets, goodwill, and capital and operating leases. The allocation of the purchase price is subject to change based on the completion of such study and the determination of other facts impacting fair value estimates. The adjustments, if any, arising

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

out of the finalization of the allocation of the purchase price will not impact cash flow. However, such adjustments could result in material increases or decreases to depreciation and amortization, earnings before interest expense, income taxes and net income. We are continuing to evaluate our purchase price allocations and the related appraisal work of the asset appraisal firm. We expect to finalize the purchase price allocations prior to the end of calendar year 2011.

The following table summarizes the acquisition costs, including professional fees and other related costs, and the assets acquired and liabilities assumed, based on their fair values:

At December 3, 2010:
Purchase price of outstanding equity (cash payments for Predecessor common shares, restricted stock and options at $15 per share)		$213,926

Acquisition related costs:
Included in selling, general and administrative expenses:
December 3 through December 31, 2010 (including $121 of IPC advisory fee)		$12,111	(a)
January 1 through December 2, 2010		4,763	(a)
Deferred to balance sheet, to be amortized over life of related debt:
Deferred debt issuance fees		14,723

Total acquisition related costs		$31,597

Allocation of purchase price:
Total current assets		$187,147	(b)
Property, plant and equipment		75,250
Intangible assets:
Corporate trademarks	$19,079
Intellectual property bundles	81,380
Customer relationships	54,920

Total intangibles		155,379	(c)
Goodwill		164,678
Other assets including deferred tax asset of $414		1,273

Total assets acquired		583,727

Total current liabilities excluding current portion of debt and deferred tax liability		84,831	(d)
Senior subordinated notes due 2014, including call premium		177,066
Working capital facility due 2012		3,347
Capital leases		8,345
Deferred tax liability		81,173
Other long-term liabilities		15,039

Total liabilities assumed		369,801

Net assets acquired		$213,926

(a)	Transaction related expenditures for legal and professional services were reported as selling, general and administrative expenses with $12,111 recorded in the Successor Period ended December 31, 2010 and $4,763 in the selling general and administrative expenses in the Predecessor Period ended December 2, 2010. The summation of Acquisition related costs from December 3 through December 31, 2010 including $121 of IPC advisory fees ($12,111) and from January 1 through December 2, 2010 ($4,763) is $16,874. The summation of these two amounts excluding the IPC advisory fee of $121 is $16,753 and is referenced in note (d) in the “Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Combined Period (Twelve Months) Ended December 31, 2010” which is included in the section “Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Total current assets includes cash of $20,772, accounts receivable of $67,756, inventories of $88,869, and deferred tax assets of $2,863.

(c)	Goodwill of $164,678 arising from the Acquisition represents the excess of the purchase price over specifically identified tangible and intangible assets, and is primarily attributable to the growth potential of the Company. The Company has one operating segment and thus one unit of reporting for goodwill. Approximately $2,124 of the amounts recorded for intangibles are deductible for tax purposes.

(d)	Total current liabilities excluding current portion of debt and deferred tax liability includes accounts payable of $30,962 and accrued liabilities of $44,144.

Supplemental pro forma financial information — The following supplemental unaudited pro forma results of operations assumes the Acquisition and the related financing transactions described above (the “Transactions”) occurred on January 1, 2009 for each period presented. This unaudited pro forma information should not be relied upon as indicative of the historical results that would have been obtained if the Transactions had occurred on that date, nor the results that may be obtained in the future. Pro forma amounts reflect the adjusted results had the Transactions occurred at January 1, 2009 with adjustments primarily to interest, depreciation, amortization of certain intangible assets and deferred financing fees, to eliminate the last-in first-out (“LIFO”) adjustments, the turnaround impact of the fair value adjustments to foreign inventories, and the related adjustments of income tax expenses. The 2010 pro forma information also excludes the acquisition related costs incurred in 2010 but includes the full year impact of the new IPC management fees.

Pro Forma
Unaudited

Year Ended December 31, 2009:
Net sales	$347,655
Net income (loss)	(17,373)

Pro Forma

Combined Period twelve months ended December 31, 2010:
Net sales	$415,901
Net (loss)	(3,440)

4.	Discontinued Operations

On December 30, 2006, the Company committed to dispose of its Brazilian manufacturing operations. During 2009, the building and land associated with our former Brazilian operations were sold and the liability amounts recorded for tax matters, employee severance obligations and other estimated liabilities were increased. As of December 31, 2010, the remaining accrued liabilities from the discontinued Brazilian operations were $1,600, and are primarily associated with tax matters for which the timing of resolution is uncertain. The remaining liabilities have been classified within Accrued and Other Liabilities as of December 31, 2010. Also in 2009, we collected the note received in the 2006 sale of our South African operations, and the Company recorded a gain of $1,900 in discontinued operations and $500 of interest income in continuing operations related to this transaction.

The table below sets forth the net income (loss) of discontinued operations:

			South	Soltec/
	C&G	Brazil	Africa	Genset	Total

Twelve months ended December 31, 2009	$—	$1,118	$1,933	$—	$3,051
Twelve months ended December 31, 2008	(127)	349	—	(37)	185

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounts Receivable

Accounts receivable are recorded at the amounts invoiced to customers, less an allowance for discounts and doubtful accounts. Management estimates the allowance based on a review of the portfolio taking into consideration historical collection patterns, the economic climate and aging statistics based on contractual due dates. Accounts are written off to the allowance once collection efforts are exhausted.

			Net
	Balance at		Write-offs	Balance at
Allowance for Discounts and Doubtful	Beginning	(Recovery)	&	End
Accounts:	of Year	Provision	Adjustments	of Year

December 3, 2010 through December 31, 2010	$400	$(20)	$20	$400
January 1, 2010 through December 2, 2010	400	(105)	105	400
Year ended December 31, 2009	900	1,139	(1,639)	400
Year ended December 31, 2008	1,000	284	(384)	900

In 2009, the Company wrote off a receivable from a Venezuelan-based customer in the amount of $1,287. In 2010, the Company received a $200 recovery of this receivable.

6.	Inventories

The composition of inventories at December 31 is as follows:

	Successor	Predecessor
	December 31,	December 31,
	2010	2009
Raw materials and component parts	$25,075	$25,410
Work-in-process	3,853	4,216
Finished goods	56,512	53,272

	85,440	82,898
LIFO reserve	—	(8,517)

	$85,440	$74,381

The carrying value of inventories accounted for by the last-in, first-out (LIFO) inventory method exclusive of the LIFO reserve was $61,577 at December 31, 2010 and $61,395 at December 31, 2009. The remaining inventory amounts are held in foreign locations and accounted for using the first-in first-out method.

Inventory was adjusted to fair value as part of the Acquisition accounting as of December 3, 2010. Accordingly, the LIFO reserve was eliminated at that date. The fair value assigned to finished goods was manufactured cost, increased by the expected profit margins net of estimated disposal costs and selling profits. The expected margins were based on historical margins achieved by Thermadyne, and the relative amount of selling effort expected by Successor Thermadyne after the Acquisition Date. Work in process was valued using this approach adjusted to consider estimated costs to complete. Raw materials were priced at purchase cost which approximated fair value.

During 2010 and 2009, inventory quantities were reduced below their levels in prior periods. The resulting liquidation of LIFO inventory costs computed based on lower prior years’ acquisition costs reduced the LIFO reserve by approximately $102 at December 2, 2010, $58 at December 31, 2010, and $1,000 at December 31, 2009 . During 2009, the Company also experienced deflation in material costs which contributed to the reduction in the LIFO reserve.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant, and Equipment

The composition of property, plant and equipment is as follows:

	Successor	Predecessor
	December 31,	December 31,
	2010	2009
Land	$15,360	$5,426
Building	18,547	16,966
Machinery and equipment	43,163	79,377

	77,070	101,769
Accumulated depreciation	(1,274)	(55,082)

	$75,796	$46,687

Assets recorded under capitalized leases were $5,871 ($5,689 net of accumulated depreciation), and $14,578 ($6,911 net of accumulated depreciation) at December 31, 2010 and 2009, respectively.

8.	Intangible Assets

The composition of intangible assets is as follows:

	Successor	Predecessor
	December 31,	December 31,
	2010	2009
Goodwill	$164,678	$187,818
Customer relationships	54,920	—
Intellectual property bundles	81,568	—
Patents	—	42,741
Trademarks	19,079	33,403

	320,245	263,962
Accumulated amortization of customer relationships and intellectual property bundles	(531)	(17,693)

	$319,714	$246,269

Goodwill:

Goodwill was calculated as of the Acquisition Date of December 3, 2010, measured as the excess of the consideration transferred over the net of the Acquisition Date amounts of the identifiable assets acquired and the liabilities assumed, all measured in accordance with ASC Topic 805.

Customer Relationships:

The Company sells primarily to distributors, who sell the products to end-users. Management determined the value of customer relationships with the assistance of an asset appraisal firm, using a multi-period excess earnings approach, which estimates fair value based on earnings and the application of a discounted cash flow methodology. In the application of this method, the nature of the customer relationship, historical attrition rates and the estimated future cash flows of existing customers at the Acquisition Date were considered.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intellectual Property Bundles (Includes Patents at December 31, 2010):

The fair value of Thermadyne’s patents, underlying trade secrets and product methodology were determined based on a bundled approach utilizing the Relief from Royalty (“RFR”) Method with the assistance of external consultants. Under RFR, the value of the intangible assets reflects the savings realized by owning the intangible assets. The premise associated with this valuation technique is that if the intangible assets were licensed to an unrelated party, the unrelated party would pay a percentage of revenue for the use of the assets. The present value of the future cost savings, or relief from royalty, represents the value of the intangible assets.

Thermadyne’s intellectual property bundles (IP) products were grouped into two main product categories: (1) gas equipment, arc accessories, and plasma cutting and (2) welding, filler metals, and hard facing.

Amortization expense for intellectual property bundles and customer relationships was $531 for the period of December 3, 2010 to December 31, 2010, $2,515 for the period of January 1, 2010 through December 2, 2010, $2,693 for the year ended December 31, 2009, and $2,675 for the year ended December 31, 2008. Amortization expense for IP bundles and customer relationships is expected to be approximately $6,800 for each of the next five fiscal years.

Goodwill and trademarks are tested for impairment annually, as of December 1st (Successor) and October 1st (Predecessor), or more frequently if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit before its carrying value. The impairment analysis is performed on a consolidated enterprise level based on one reporting unit. The impairment test involves the comparison of the carrying amount of the reporting unit’s goodwill to its estimated fair value. An impairment would be reported if the carrying amount exceeded the estimated enterprise fair value. To estimate enterprise fair value, management relies primarily on its determination of the present value of expected future cash flows. Significant judgments and estimates about current and future conditions are used to estimate the fair value. In estimating future cash flows, management estimates future sales volumes, sales prices, changes in commodity costs and the weighted cost of capital. Management also considers market value comparables and, as applicable, the current market capitalization of the Company in determining whether impairment exists. Unforeseen events and changes in circumstances and market conditions, including general economic and competitive conditions, could cause actual results to vary significantly from the estimates.

The change in the carrying amount of goodwill was as follows:

Carrying Amount of
Goodwill

Predecessor:
Balance as of December 31, 2008	$184,043
Foreign currency translation	3,775

Balance as of December 31, 2009	187,818
Foreign currency translation	802

Balance as of December 2, 2010	$188,620

Successor:
December 3, 2010 acquisition balance	$164,678

December 31, 2010 balance	$164,678

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Debt and Capital Lease Obligations

The composition of debt and capital lease obligations is as follows:

	Successor	Predecessor
	December 31,	December 31,
	2010	2009
Senior Secured Notes due December 15, 2017, 9% interest payable semi-annually on June 15 and December 15	$260,000	$—
Senior Subordinated Notes due February 1, 2014, 9 1/4% interest payable semiannually on February 1 and August 1	176,095	172,327
Capital leases	6,771	9,869
Working Capital Facility	—	9,643
Second Lien Facility	—	25,000
Issuance discount on Second Lien Facility	—	(1,703)
Other	—	1,888

	442,866	217,024
Current maturities and working capital facility	(178,302)	(18,558)

	$264,564	$198,466

At December 31, 2010, the schedule of principal payments of debt is as follows:

2011	$178,302
2012	1,570
2013	1,368
2014	1,116
2015	510
2017	260,000

The Senior Subordinated Notes due 2014 were adjusted to estimated fair value as of the Acquisition Date. On February 1, 2011, the outstanding principal of $172,327 and a call premium of $2,657, along with $8,688 of accrued interest, was paid from assets placed and irrevocably held in trust at December 3 and December 31, 2010 for this redemption.

Interest of $70 was paid for the period from December 3, 2010 through December 31, 2010, $21,134 for the period from January 1, 2010 through December 2, 2010, $19,957 for the year ended December 31, 2009, and $21,906 for the year ended December 31, 2008.

Senior Secured Notes due 2017

On December 3, 2010, Merger Sub issued $260,000 in aggregate principal of 9% Senior Secured Notes due 2017 (the “Senior Secured Notes” or the “Notes”) under an indenture by and among Thermadyne, the guarantors of the Senior Secured Notes and U.S. Bank National Association, as trustee and collateral trustee (the “Indenture”). The net proceeds from this issuance, together with funds received from the equity investments made by affiliates of IPC, its co-investors and certain members of Thermadyne management, were used to finance the acquisition of Thermadyne, to redeem the Senior Subordinated Notes due 2014, and to pay the transaction related expenses. The Notes bear interest at a rate of 9% per annum, which is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will mature on December 15, 2017.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by each of Thermadyne’s existing and future domestic subsidiaries and by its Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The Senior Secured Notes and guarantees are secured, subject to permitted liens and except for certain excluded assets, on a first priority basis by substantially all of Thermadyne’s and the guarantors’ current and future property and assets (other than accounts receivable, inventory and certain other related assets that secure, on a first priority basis, Thermadyne’s and the guarantors’ obligations under Thermadyne’s Working Capital Facility (as defined below)), including the capital stock of each subsidiary of Thermadyne (other than immaterial subsidiaries), which, in the case of non-guarantor foreign subsidiaries, is limited to 65% of the voting stock and 100% of the non-voting stock of each first-tier foreign subsidiary, and on a second priority basis by substantially all the collateral that secures the Working Capital Facility on a first priority basis.

The Senior Secured Notes and the guarantees rank equal in right of payment with any of Thermadyne’s and the guarantors’ senior indebtedness, including indebtedness under the Working Capital Facility. The Notes and the guarantees rank senior in right of payment to any of the Company’s and the guarantors’ existing and future indebtedness that is expressly subordinated to the Notes and the guarantees and are effectively senior to any unsecured indebtedness to the extent of the value of the collateral for the Notes and the guarantees. The Notes and the guarantees will be effectively junior to our and the guarantors’ obligations under the Working Capital Facility to the extent the Company’s and the guarantors’ assets secure such obligation on a first priority basis and are effectively junior to any secured indebtedness that is either secured by assets that are not collateral for the Notes and the guarantees or secured by a prior lien in the collateral for the Notes and the guarantees, in each case, to the extent of the value of the assets securing such indebtedness.

On or after December 15, 2013, Thermadyne may redeem all or a part of the Senior Secured Notes at redemption prices set forth in the Indenture (expressed as a percentage of principal amount of Senior Secured Notes to be redeemed) ranging from 106.75% to 100%, depending on the date of redemption. At any time prior to December 15, 2013, Thermadyne may redeem, subject to applicable notice and other requirements:

•	during each twelve-month period commencing with the issue date, up to 10% of the original aggregate principal amount of Senior Secured Notes at a redemption price of 103%;

•	all or a part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount of Senior Secured Notes to be redeemed plus a “make-whole” premium, as determined in accordance with the Indenture; and

•	on one or more occasions, at its option, up to 35% of the original aggregate principal amount of Senior Secured Notes issued, at a redemption price of 109% of the aggregate principal amount of the Senior Secured Notes to be redeemed, with the net cash proceeds of one or more equity offerings of Thermadyne or any of its direct or indirect parents to the extent such proceeds are received by or contributed to Thermadyne.

In addition to the applicable redemption prices, for each redemption Thermadyne must also pay accrued and unpaid interest and special interest, if any, to but excluding the applicable redemption date. If Thermadyne sells certain assets or experiences specific kinds of changes of control, it must offer to repurchase the Senior Secured Notes.

The Senior Secured Notes contain customary covenants and events of default, including covenants that, among other things, limit the Company’s and its restricted subsidiaries’ ability to incur additional indebtedness, pay dividends on, repurchase or make distributions in respect of its capital stock or make other restricted payments, make certain investments, loans or advances, sell, transfer or otherwise convey certain assets, and create liens.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Upon a change of control, as defined in the Indenture, each holder of the Senior Secured Notes has the right to require the Company to purchase the Senior Secured Notes at a purchase price in cash equal to 101% of the principal, plus accrued and unpaid interest.

Working Capital Facility

On December 3, 2010, Thermadyne entered into a Fourth Amended and Restated Credit Agreement (the “GE Agreement”) with General Electric Capital Corporation as lender and administrative agent (the “Working Capital Facility”). The Working Capital Facility provides for borrowings not to exceed $60,000, including up to $10,000 for letters of credit and swingline loans, subject to borrowing base capacity. Provided that no default is then existing or would arise therefrom, Thermadyne has the option to increase commitments under the Working Capital Facility by up to $25,000. The Working Capital Facility matures on December 2015.

The Indenture governing the Senior Secured Notes limits the aggregate principal amount outstanding at any one time under the Working Capital Facility to the greater of $60,000 or the borrowing under the borrowing base capacity determined as:

•	85% of the aggregate book value of eligible accounts receivable consisting of the receivables from U.S., Canadian, and Australian-based customers; plus

•	the lesser of (a) 85% of the aggregate net orderly liquidation value of eligible inventory consisting of the U.S. and Australian-based inventories (subject to certain reserves and adjustments) multiplied by a percentage representing the net orderly liquidation value of the book value of such inventory and (b) 65% of the aggregate book value of the sum of the eligible inventory.

For the first six months following the closing date of the Acquisition, borrowings under the Working Capital Facility bear interest, at our option, at a rate per annum of LIBOR, plus 2.75%. Thereafter, the applicable margins under the Working Capital Facility will adjust based on average excess borrowing availability under the Working Capital Facility. If the average excess borrowing availability is greater than or equal to $25,000, the applicable interest rate will be LIBOR plus 2.75%. If the average excess borrowing availability is less than $25,000, the applicable margin will be LIBOR plus 3.0%. Thermadyne has the option to have borrowings bear interest at a base rate plus applicable margins as set forth in the GE Agreement.

Commitment fees are payable in respect of unutilized commitments at (i) 0.75% per annum if outstanding loans and letters of credit are less than 50% of the aggregate amount of such commitments or (ii) 0.50% if the outstanding loans and letters of credit are greater than 50% of the aggregate amount of such commitments.

If at any time the aggregate amount of outstanding loans (including swingline loans), unreimbursed letter of credit drawings and undrawn letters of credit under the Working Capital Facility exceeds the lesser of (i) the aggregate commitments under the Working Capital Facility and (ii) the borrowing base, we will be required to repay outstanding loans and then cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

All obligations under the Working Capital Facility are unconditionally guaranteed by Technologies and substantially all of the Company’s existing and future, direct and indirect, wholly-owned domestic subsidiaries and its Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The Working Capital Facility is secured, subject to certain exceptions, by substantially all of the assets of the guarantors and Technologies, including a first priority security interest in substantially all accounts receivable and other rights to payment, inventory, deposit accounts, cash and cash equivalent and a second priority security interest in all assets other than the Working Capital Facility collateral.

The Working Capital Facility has a minimum fixed charge coverage ratio test of 1.1 if the excess availability under the Working Capital Facility is less than $9,000 (which minimum amount will be increased or decreased proportionally with any increase or decrease in the commitments thereunder). In addition, the

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Working Capital Facility includes negative covenants that limit the Company’s ability and the ability of Technologies and certain subsidiaries to, among other things: incur, assume or permit to exist additional indebtedness or guarantees; grant liens; consolidate, merge or sell all or substantially all of the Company’s assets; transfer or sell assets and enter into sale and leaseback transactions; make certain loans and investments; pay dividends, make other distributions or repurchase or redeem the Company’s or Technologies’ capital stock; and prepay or redeem certain indebtedness.

Borrowings outstanding under the Working Capital Facility on December 3, 2010 of $3,347 were paid on that date. At December 31, 2010, $2,347 of letters of credit and no borrowings under the Working Capital Facility were outstanding, and the unused availability, net of letters of credit, was $43,633.

The Company’s weighted average interest rate on its short-term borrowings was 5.71% for the period from January 1, 2010 through December 2, 2010 and, 6.45% and 5.79% for the years ended December 31, 2009 and 2008, respectively. There were no borrowings under the Working Capital Facility during the period from December 3, 2010 through December 31, 2010.

Covenant Compliance

Failure to comply with the financial covenants in future periods would result in defaults under the Company’s credit agreements unless covenants are amended or defaults are waived. The most restrictive financial covenant is the “fixed charge coverage” covenant under the Working Capital Facility, which requires cash flow, as defined, to be at least 1.10 of fixed charges, as defined. Compliance is measured quarterly based on the trailing four quarters. A default under the Working Capital Facility would constitute a default under the Senior Secured Notes.

At December 31, 2010, the Company was in compliance with its financial covenants. The Company expects to remain in compliance.

Second Lien Facility

On August 14, 2009, the Company entered into the 2009 Amended and Restated Second Lien Facility Agreement with the agent and the lenders party thereto (the “Amended Second Lien Facility Agreement”). The Amended Second Lien Facility Agreement refinanced the loans outstanding under the Second Lien Facility Agreement dated July 29, 2004. Under the Amended Second Lien Facility Agreement, the Company issued a new $25,000 Second Lien Facility at 92.346% of the face amount, repaid the $14,000 balance of the Second Lien Facility and realized $9,000 of net proceeds. The maturity date was extended from November 7, 2010 to November 30, 2012. The applicable interest rate was changed to, at the Company’s option, (a) the greater of LIBOR or 6%, plus 6% or (b) the greater of the prime rate, the federal funds rate plus one half of 1.00% or 6%, plus 6%. At issuance and through its retirement in 2010, the interest rate payable was 12%, and the effective interest rate, including amortization of the issuance discount, was 15%. Prior to this amendment, the interest rate on this Facility during the period of 2008 through August 14, 2009 was LIBOR plus 2.75%. The lender for the Second Lien Facility was an affiliate of the holder of approximately 33% of the Predecessor Company’s outstanding shares of common stock. The lenders under the previous Second Lien Facility Agreement and additional entities each became lenders under the Amended Second Lien Facility Agreement.

In June 2010, Predecessor Thermadyne voluntarily repaid all of the second lien indebtedness due November 30, 2012 and terminated the related credit agreement. The prepayment was funded primarily with borrowings under the Company’s Working Capital Facility.

Senior Subordinated Notes Due 2014

On December 3, 2010, Thermadyne called for redemption of the $172,327 aggregate outstanding 9 1/4% Senior Subordinated Notes due 2014 on February 1, 2011 at a price of 101.542% plus accrued and

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unpaid interest. Thermadyne irrevocably deposited with the trustee funds sufficient to pay the Redemption Price of the Senior Subordinated Notes.

Thermadyne remained the primary obligor of the Senior Subordinated Notes through February 1, 2011. Accordingly, the Senior Subordinated Notes and related assets placed with the trustee remain on Thermadyne’s balance sheet, and are classified as current at December 31, 2010. Successor Thermadyne’s opening balance sheet at December 3, 2010 includes the fair value of the Senior Subordinated Notes due 2014 at that date of $177,066.

The trustee acknowledged the satisfaction and discharge of the indenture as of December 3, 2010 and has informed the Company that the Senior Subordinated Notes were paid on February 1, 2011.

The Senior Subordinated Notes accrued interest at the rate of 9 1/4% per annum payable semi-annually in arrears on February 1 and August 1 of each year. The indenture provided for the payment of additional Special Interest based on the Company’s consolidated leverage ratio. The quarterly Special Interest Adjustment resulted in additional interest expense of $101 for the period from December 3, 2010 through December 31, 2010, $2,711 for the period from January 1, 2010 through December 2, 2010 and $1,528 for the year ended December 31, 2009. Interest on the Senior Subordinated Notes due 2014 totaled $1,340 from December 3, 2010 through December 31, 2010 and is included in Successor Thermadyne’s interest expense. During the period December 3, 2010 through December 31, 2010, $971 of the fair value premium recorded for the Senior Subordinated Notes was amortized as a reduction of interest expense.

10.	Terminated Interest Rate Swap Arrangement

In February 2004, the Company entered into an interest rate swap arrangement to convert a portion of the fixed rate exposure on its Senior Subordinated Notes due 2014 to variable rates. On February 1, 2009, the swap arrangement was terminated by the counterparty pursuant to terms of the arrangement and a $3,000 payment was received by the Company in conjunction with this termination. The Company recorded a fair value adjustment to the portion of its Senior Subordinated Notes due 2014 that was hedged and this effect was amortized as a reduction of interest expense over the remaining term of the Senior Subordinated Notes due 2014 through December 2, 2010. As part of the acquisition accounting on December 3, 2010, the Senior Subordinated Notes due 2014 were recorded at fair value. The unamortized balances from the settlement of the interest rate swap arrangement of $1,461 were eliminated as of the Acquisition Date.

11.	Financial Instruments

Concentrations of Credit Risk

The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in different parts of the world, and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company does not require collateral on these financial instruments.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company does not require collateral for trade accounts receivable.

Fair Value

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and cash equivalents:  The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts receivable and accounts payable:  The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate their fair value.

Debt:  The carrying values of the obligations outstanding under the Working Capital Facility, the Second Lien Facility and other long-term obligations, excluding the Senior Secured Notes and the Senior Subordinated Notes, approximate fair values since these obligations are fully secured and have varying interest charges based on current market rates. The Company’s Senior Subordinated Notes were valued based on available market information at 102% of face value at December 31, 2010 and 95% of face value at December 31, 2009, and the Company’s Senior Secured Notes were valued at 102% of face value at December 31, 2010. The fair value of the Senior Secured Notes was measured based on Level 1 inputs, unadjusted quoted prices in active markets for identical liabilities.

12.	Leases

Future minimum lease payments under leases with initial or remaining non-cancelable lease terms in excess of one year at December 31, 2010 are as follows:

	Capital	Operating
	Leases	Leases

2011	$2,661	$8,509
2012	1,891	7,513
2013	1,563	7,001
2014	1,214	6,518
2015	523	5,344
Thereafter	—	10,415

Total minimum lease payments	7,852	$45,300

Amount representing interest	(1,081)

Present value of net minimum lease payments, including current obligations of $2,207	$6,771

Rent expense under operating leases amounted to $662 for the period from December 3, 2010 through December 31, 2010, $8,465 for the period from January 1, 2010 through December 2, 2010, and $8,937 and $8,712 for the years ended December 31, 2009 and 2008, respectively.

13.	Income Taxes

Pretax income (loss) from continuing operations was allocated under the following jurisdictions:

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Domestic loss	$(13,590)	$(7,693)	$(5,272)	$(1,351)
Foreign income (loss)	(1,675)	22,016	9,060	23,963

Income (loss) from continuing operations before income taxes	$(15,265)	$14,323	$3,788	$22,612

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision (benefit) for income taxes for continuing operations is as follows:

	Successor	Predecessor
	December 3, 2010	January 1, 2010	Year	Year
	through	through	Ended	Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Current:
Federal	$(106)	$(98)	$(242)	$583
Foreign	136	6,673	3,976	6,451
State and local	10	306	17	219

Total current	40	6,881	3,751	7,253
Deferred	(625)	1,306	(1,094)	4,836

Income tax provision (benefit) — continuing operations	$(585)	$8,187	$2,657	$12,089

The composition of deferred tax assets and liabilities at December 31 is as follows:

	Successor	Predecessor
	2010	2009
Deferred tax assets:
Post-employment benefits	$4,053	$461
Accrued liabilities	5,741	3,291
Other	1,198	1,230
Property, plant, and equipment	—	319
Net operating loss carryforwards-foreign and U.S.	60,094	60,431

Total deferred tax assets	71,086	65,732
Valuation allowance for deferred tax assets	(14,506)	(43,141)

Net deferred tax assets	56,580	22,591

Deferred tax liabilities:
Intangibles	(52,991)	(16,343)
Inventories	(8,363)	(3,047)
Property, plant, and equipment	(10,213)	—
Other	—	(5,819)
Investment in subsidiary	(62,801)	(49,696)

Total deferred tax liabilities	(134,368)	(74,905)

Net deferred tax liabilities	$(77,788)	$(52,314)

Income taxes paid during the period from December 3, 2010 through December 31, 2010 were $92 and $3,673 during the period from January 1, 2010 through December 2, 2010 and for the years ended December 31, 2009 and 2008 were $5,924 and $7,270, respectively.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income tax differs from the amount of income taxes determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	Successor	Predecessor
	December 3, 2010	January 1, 2010		Year
	through	through	Year Ended	Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Tax at U.S. statutory rates	$(5,343)	$5,013	$1,326	$7,914
Foreign deemed dividends (Section 956)	—	4,736	2,101	2,366
Nondeductible expenses and other exclusions	154	408	(599)	(26)
Nondeductible acquisition expenses	3,859	1,097		21
Valuation allowance for deferred tax assets	655	(3,239)	—	572
Foreign tax rate differences and nonrecognition of foreign tax loss benefits	722	(779)	300	(950)
State income taxes	(45)	357	(24)	201
Change in basis of investment of subsidiary	(587)	594	(447)	1,991

Income tax provision (benefit)	$(585)	$8,187	$2,657	$12,089

As a result of the Company’s bankruptcy restructuring in 2003, the Company recognized cancellation of indebtedness income. Under Internal Revenue Code Section 108, this cancellation of indebtedness income is not recognized for income tax purposes, but reduced various tax attributes, primarily the tax basis in the stock of a subsidiary, for which a deferred tax liability was recorded.

As of December 31, 2010, the Company has net operating loss carryforwards from the years 1998 through 2010 available to offset future U.S. taxable income of approximately $151,700. The Company has recorded a related deferred tax asset of approximately $60,000 with a $14,100 valuation allowance, given the uncertainties regarding utilization of a portion of these net operating loss carry forwards. The net operating losses in the U.S. will expire between the years 2019 and 2030. The Company adopted Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” effective January 1, 2009. This establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. After adoption of this pronouncement, the benefit of net operating loss carryovers reduces income tax expense as the carryovers are utilized.

The Company’s policy is to include both interest and penalties on uncertain positions and underpayments of income taxes in its income tax provision. At December 31, 2009, the total interest accrued was $245. At December 31, 2010, the total interest accrued was $330. No penalties were accrued for either date by the Company.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the Company’s Reserve for Uncertain Tax Positions is as follows:

	Successor	Predecessor
	December 3, 2010	January 1, 2010	Year	Year
	through	through	Ended	Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Balance at January 1	$1,490	$1,470	$1,731	$2,099
Additions based on tax positions related to the current year	5	64	100	186
Reductions for tax positions of prior years	—	(44)	(361)	(554)

Balance at December 31	$1,495	$1,490	$1,470	$1,731

The $44 of reductions for 2010 reduced the 2010 income tax provision expense. The Company does not expect to make payments related to the Reserve for Uncertain Tax Positions in the next twelve months.

The Company’s U.S. federal income tax returns for tax years 2007 and beyond remain subject to examination by the Internal Revenue Service. The Company’s state income tax returns for 2006 through 2010 remain subject to examination by various state taxing authorities. The Company’s significant foreign subsidiaries’ local country tax filings remain open to examination as follows: Australia (2006-2010), Canada (2005-2010), United Kingdom (2004-2010) and Italy (2003-2010). No extensions of the various statutes of limitations have currently been granted.

The Company’s foreign subsidiaries have undistributed earnings at December 31, 2010 of approximately $30,000. The Company has recognized the estimated U.S. income tax liability associated with approximately $20,000 of these foreign earnings because of the applicability of I.R.C. Section 956 for earnings of foreign entities which guarantee the indebtedness of a U.S. parent. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to withholding taxes payable to the various foreign countries estimated as $1,200.

14.	Contingencies

The Company and certain of its wholly-owned subsidiaries are defendants in various legal actions, primarily related to product liability. At December 31, 2010, the Company was co-defendant in 151 cases alleging manganese-induced illness. Manganese is an essential element of steel and is contained in all welding filler metals. The Company is one of a large number of defendants. The claimants allege that exposure to manganese contained in welding filler metals caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. As of December 31, 2010, 23 of these cases had been filed in, or transferred to, federal court where the Judicial Panel on Multidistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio. To date the Company has made no payments or settlements to plaintiffs for these allegations. Between June 1, 2003 and December 31, 2010, the Company was dismissed from over 1,400 similar cases. While there is uncertainty relating to any litigation, management is of the opinion that the outcome of such litigation, including legal defense costs to be incurred, will not have a material adverse effect on the Company’s financial condition or results of operations.

During 2010, the Company substantially completed a review of its compliance with foreign and U.S. duties requirements that it initiated in light of the assessments by a foreign jurisdiction in 2009. Based on this review, the Company has concluded that additional liabilities for duties are not material. In conjunction with this review, the Company recorded duties liabilities related to prior periods and associated legal costs of approximately $1,300 during the period from January 1, 2010 through December 2, 2010. The Company also accrued $110 of related interest expense payable on prior settlement obligations during this period.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2010, two identical purported class action lawsuits were filed in connection with the Acquisition in the Circuit Court of St. Louis County, Missouri against the Company, the Company’s directors, and Irving Place Capital. The actions are entitled Israeli v. Thermadyne Holdings Corp., et al., 10SL-CC04238, and Shivers v. Thermadyne Holdings Corp., et al., 10SL-CC04383, and, on November 12, 2010, the Circuit Court ordered the consolidation of the two actions pursuant to a stipulation of the parties. Both complaints allege, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders, including their duties of loyalty, good faith, and independence, by entering into a merger agreement which provides for inadequate consideration to stockholders of the Company, and the Company and Irving Place Capital aided and abetted the directors’ alleged breach of fiduciary duty. The plaintiffs sought injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement, or in the event the defendants consummated the transactions contemplated by the Merger Agreement, rescission of such transactions, and attorneys’ fees and expenses.

On November 25, 2010, the Company, the Company’s directors and Irving Place Capital entered into a memorandum of understanding with the plaintiffs regarding the settlement of these actions. Subject to completion of certain confirmatory discovery by counsel to the plaintiffs, the memorandum of understanding stipulates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Company’s stockholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Circuit Court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the Circuit Court, it is anticipated that it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the Acquisition, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law). In connection with the settlement, plaintiffs intend to seek an award of attorneys’ fees and expenses not to exceed $399,000, subject to court approval, and defendants have agreed not to oppose this request. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Circuit Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

The Company is party to certain environmental matters, although no claims are currently pending. Any related obligations are not expected to have a material effect on the Company’s business or financial condition or results of operations. All other legal proceedings and actions involving the Company are of an ordinary and routine nature and are incidental to the operations of the Company. Management believes that such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company’s business or financial condition or on the results of operations.

15.	Stock Options and Stock-Based Compensation

The Company utilizes the modified prospective method of accounting for stock compensation, and accordingly recognized compensation cost for all share-based payments, which consist of stock options and restricted stock, granted after January 1, 2006. The compensation cost was calculated using fair market value of the Company’s stock on the grant date. Options granted are valued using the Black-Scholes valuation model. Restricted stock grants, which were only granted by the Predecessor, were valued at the closing price on the grant date. Stock compensation cost included in selling, general and administrative expense was $25 for the period from December 3, 2010 through December 31, 2010 and $682 for the period from January 1, 2010 through December 2, 2010. For the year ended December 31, 2009, the Company recorded a net credit of $579 due to the reversals of prior performance-based accruals for failure to achieve the required performance targets. For the year ended December 31, 2008, the Company recorded expense of $1,362.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, total stock-based compensation cost related to nonvested awards not yet recognized was approximately $1,526 and the weighted average period over which this amount is expected to be recognized was approximately 4.9 years.

As part of the Acquisition on December 3, 2010, $10,551 of stock options and restricted stock vested as a result of the change in control. Such amount was included in equity of the Predecessor in conjunction with the Acquisition, also referred to as black line Acquisition Accounting.

Stock Options and Restricted Stock

Prior to the Acquisition, the Company had various equity-based compensation programs to provide long-term performance incentives for its global workforce. Those incentives consisted of stock options and time- and performance-based restricted stock awards, which were granted under the Amended and Restated 2004 Stock Incentive Plan (the “Stock Incentive Plan”). Additionally, the Company awarded stock options to its outside directors under the 2004 Non-Employee Directors Stock Option Plan.

During the periods presented for the Predecessor, stock options were granted to eligible employees under the Stock Incentive Plan with exercise prices equal to the fair market value of the Company’s stock on the grant date. For the years presented, management estimated the fair value of each annual stock option award on the date of grant using the Black-Scholes stock option valuation model. Composite assumptions are presented in the following table. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. Expected volatilities are based principally on historical volatility of the Company’s stock and correspond to the expected term. The Company generally uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the weighted-average expected term for all employee groups is presented in the following table. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. Stock option expense is recognized in the consolidated condensed statements of operations ratably over the applicable vesting period based on the number of options that are expected to ultimately vest.

Effective on December 2, 2010, Technologies adopted the Thermadyne Technologies Holdings, Inc. 2010 Equity Incentive Plan (the “2010 Equity Plan”) to provide officers, directors and employees of Technologies and its subsidiaries and affiliates, including the Company, with appropriate incentives and rewards through a proprietary interest in the long-term success of Technologies. Effective with the closing of the Acquisition and during December 2010, Technologies granted options to purchase an aggregate of 493,797 shares of common stock of Technologies, or 12.3% of its outstanding common stock on a fully diluted bases, to certain of the Company’s officers and management under the 2010 Equity Plan.

The following table presents the assumptions used in valuing options granted during the period from December 3, 2010 through December 31, 2010, the period from January 1, 2010 through December 2, 2010 and the years ended 2009 and 2008:

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Weighted average fair value	$3.53	$4.58	$1.75	$6.75
Assumptions used:
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	0.00%	59.86%	57.48%	41.12%
Risk-free interest rate	1.64%	3.09%	2.81%	3.44%
Expected life	5.0 years	6.5 years	6.5 years	6.5 years

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of option activity for the period from January 1, 2010 through December 2, 2010 and the period from December 3, 2010 through December 31, 2010 is presented in the following table:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Successor Company-2010 Incentive Plan	Shares	Price	Term	Value

Non-vested options outstanding at December 3, 2010	—
Granted	493,797	$25.00
Exercised	—
Forfeited or expired	—

Non-vested options outstanding at December 31, 2010	493,797	$25.00	9.9	$—

Predecessor Company-Total Employee and Director Stock Options
Options outstanding at January 1, 2010	1,190,578	$12.72
Granted	203,373	$7.79
Exercised	(969,255)	$8.91
Forfeited or expired	(424,696)	$14.89

Options outstanding at December 2, 2010	—

There were no options vested or exercised under the 2010 Equity Plan during the period from December 3, 2010 through December 31, 2010. The total intrinsic value of options exercised under the plans of the Predecessor during the period from January 1, 2010 through December 2, 2010 was $8,634. During the years ended December 31, 2009 and 2008 the intrinsic value of options exercised was approximately $0, and $1,702, respectively. The total grant date fair value of stock options vested during the period from January 1, 2010 through December 2, 2010 was $4,503.

Following is a summary of stock options outstanding as of December 31, 2010:

		Weighted
		Average
	Number of	Remaining Life	Shares
	Options	(In Years)	Exercisable

Options outstanding:
Exercise Price at $10.00	246,899	9.9	—
Exercise Price at $30.00	123,449	9.9	—
Exercise Price at $50.00	123,449	9.9	—

	493,797		—

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Employee Benefit Plans

401(k) Retirement Plan.  The 401(k) Retirement Plan covers the majority of the Company’s domestic employees. The 401(k) Retirement Plan was revised effective April 1, 2009 to suspend matching contributions after the first quarter of 2009. Based upon 2009 financial performance, the Company did not make a discretionary match contribution. In February 2010, the Company initiated a matching contribution of 25% of the employee’s contribution (not to exceed 1.5% of eligible compensation) with a supplemental matching contribution based on financial performance. Based upon 2010 financial performance, the Company made an additional discretionary match of the employee’s contributions (not to exceed 3.0% of the eligible compensation). Total expense for this 401(k) Retirement Plan was approximately $53 for the period from December 3, 2010 through December 31, 2010 and $254 for the period from January 1, 2010 through December 2, 2010. For the years ended December 31, 2009 and 2008 the expense was $388 and $1,231, respectively.

Australian Defined Contribution Plan.  The Company’s Australian subsidiary has a defined contribution plan, which covers all of its employees not in its defined benefit plan, except as discussed below. The Company, in accordance with Australian law, contributes 9% of each eligible employee’s compensation to this plan. Total expense for this plan was $33 for the period from December 3, 2010 through December 31, 2010 and $379 for the period from January 1, 2010 through December 2, 2010. For the years ended December 31, 2009 and 2008, the expense was $448 and $445, respectively.

Defined Pension Plans.  The Company has defined benefit plans in the U.S., Canada and Australia. The Company’s U.S. subsidiaries historically provided pension benefits through three noncontributory defined benefit pension plans which covered substantially all U.S. employees. The Company froze and combined the three U.S. noncontributory defined benefit pension plans through amendments to such plans effective December 31, 1989, into one plan (the “U.S. Plan”). All former participants of these plans became eligible to participate in the 401(k) Retirement Plan effective January 1, 1990. The Canadian subsidiary has a defined benefit plan which covers substantially all of the Company’s Canadian employees, and continues to provide pension benefits to these employees. The Company’s Australian subsidiary has a Superannuation Fund (the “Fund”) established by a Trust Deed, which provides defined pension benefits to the Company’s Australian employees and was closed to new participants effective July 1, 2000. The Fund’s pension benefits are funded through mandatory participant contributions and the Company’s actuarially determined contributions. Weekly paid or award governed employees that participate in the Fund also get a 3% Company paid contribution into the Fund.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net periodic costs under the defined benefit plans include the following components:

	U.S. and Canadian Plans
	Successor		Predecessor
	December 3, 2010		January 1, 2010
	through		Through	Year Ended	Year Ended
	December 31, 2010		December 2, 2010	December 31, 2009	December 31, 2008
Components of the net periodic benefit cost:
Service cost	$14		$137	$125	$151
Interest cost	95		1,116	1,277	1,209
Expected return on plan assets	(102)		(1,022)	(938)	(1,461)
Amortization of net (gain) or loss	—		547	644	—
Settlement gain	—		—	—	—

Benefit cost	$7		$778	$1,108	$(101)

Weighted-average assumptions used to determine net periodic pension cost:
Measurement date	December 31, 2009		December 31, 2009	December 31, 2008	December 31, 2007
Discount rate	5.70%		5.70%	6.25%	6.00%
Expected long-term rate of return on plan assets	8.00%		8.00%	8.00%	8.00%
Rate of compensation increase	N/A		N/A	N/A	N/A
Other changes in plan assets and benefit obligations recognized in other comprehensive income (OCI):
Net (gain) or loss	$(441	)*	$1,181	$(198)	$7,097

Total recognized in other comprehensive income	$(441	)*	$1,181	$(198)	$7,097

Total recognized in net periodic postretirement cost and OCI	$(434	)*	$1,959	$910	$6,997

Estimated amortizations from the AOCI into net periodic postretirement benefit cost over the next fiscal year:
Amortization of net (gain) or loss	$—		$—	$587	$644

*	These amounts exclude $7,862 of unrecognized loss as of December 3, 2010.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Australian Plan
	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	Through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Components of the net periodic benefit cost:
Service cost	$88	$934	$1,120	$644
Interest cost	150	1,583	1,017	1,879
Expected return on plan assets	(139)	(1,457)	(1,248)	(1,907)
Amortization of net (gain) or loss	—	261	994	157
Settlement gain	—	—	529	—

Benefit cost	$100	$1,320	$2,412	$774

Weighted-average assumptions used to determine net periodic pension cost:
Measurement date	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
Discount rate	8.50%	8.50%	4.75%	7.50%
Expected long-term rate of return on plan assets	6.50%	6.50%	6.50%	6.60%
Rate of compensation increase	4.00%	4.00%	3.50%	4.00%
Other changes in plan assets and benefit obligations Recognized in other comprehensive income (OCI):
Net (gain) or loss	$(206)	$—	$—	$—

Total recognized in other comprehensive income	$(206)	$—	$—	$—

Total recognized in net periodic postretirement cost and OCI	$(106)	$1,320	$2,412	$744

Estimated amortizations from the AOCI into net periodic postretirement benefit cost over the next fiscal year:
Amortization of net (gain) or loss	$—	$—	$—	$—

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a reconciliation of benefit obligations, plan assets and status of the defined benefit pension plans as recognized in the consolidated balance sheets for the periods ended December 2, 2010 and December 31, 2010, and December 31, 2009:

	U.S. and Canadian Plans
	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	Through	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009
Change in benefit obligation:
Benefit obligation at beginning of year	$28,202	$26,260	$23,451
Service cost	14	137	125
Interest cost	116	1,334	1,469
Participant contributions	—	—	—
Settlement gain	—	—	—
Actuarial (gain) loss	(257)	1,920	2,202
Benefits paid	(9)	(1,570)	(1,365)
Expenses, taxes and premiums paid	—	—	—
Currency translation	46	121	380

Benefit obligation at end of year	$28,112	$28,202	$26,260

Change in plan assets:
Fair value of plan assets at beginning of year	$19,214	$17,072	$14,231
Actual return on plan assets	309	1,927	3,027
Employer contributions	—	1,672	843
Participant contributions	—	—	—
Benefits paid	(9)	(1,570)	(1,366)
Administrative expenses	—	—	—
Currency translation	42	113	338

Fair value of plan assets at end of year	$19,555	$19,214	$17,072

Funded status of the plan (underfunded)	$(8,557)	$(8,988)	$(9,188)
Amounts recognized in the balance sheet:

Noncurrent liabilities	$(8,557)	$(8,988)	$(9,188)

Amounts recognized in accumulated other comprehensive income consist of:
Net (gain) loss	$(442)	$8,636	$7,932

Accumulated other comprehensive income	$(442)	$8,636	$7,932

Accumulated benefit obligation	$28,112	$28,202	$26,260

Weighted -average assumptions used to determine benefit obligations:
Measurement date	December 31, 2010	December 3, 2010	December 31, 2009
Discount rate	5.10%	5.00%	5.70%
Rate of compensation increase	N/A	N/A	N/A

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Australian Plan
	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	Through	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009
Change in benefit obligation:
Benefit obligation at beginning of year	$24,336	$19,784	$17,180
Service cost	88	934	1,120
Interest cost	150	1,583	1,017
Participant contributions	41	431	504
Settlement gain	—	—	(2,217)
Actuarial (gain) loss	3	1,053	(2,657)
Benefits paid	—	(797)	—
Expenses, taxes and premiums paid	(33)	(326)	(197)
Currency translation	1,196	1,675	5,034

Benefit obligation at end of year	$25,781	$24,336	$19,784

Change in plan assets:
Fair value of plan assets at beginning of year	$25,109	$23,090	$15,317
Actual return on plan assets	347	(90)	4,810
Employer contributions	88	847	385
Participant contributions	41	431	504
Benefits paid	—	(797)	(2,217)
Administrative expenses	(33)	(326)	(197)
Currency translation	1,234	1,955	4,488

Fair value of plan assets at end of year	$26,786	$25,109	$23,090

Funded status of the plan (overfunded)	$1,004	$773	$3,306
Amounts recognized in the balance sheet:

Noncurrent assets	$1,004	$773	$3,306

Amounts recognized in accumulated other comprehensive income consist of:
Net (gain) loss	$(206)	$(5,509)	$(7,214)

Accumulated other comprehensive income	$(206)	$(5,509)	$(7,214)

Accumulated benefit obligation	$25,781	$24,336	$19,784

Weighted -average assumptions used to determine benefit obligations Measurement date	December 31, 2010	December 3, 2010	December 31, 2009
Discount rate	7.60%	7.60%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

The defined benefit discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic pension cost (credit) for the following year. The Company, with the assistance of its actuaries, utilized the Citigroup Pension Discount Curve for its U.S. Plan, DEX Long Term Bond Index for its Canadian subsidiary’s plan, and the Gross of Tax Ten Year Proxy AA Corporate Bond Yield for its Australian Plan (the Fund), and applied plan-specific cash flows to determine an appropriate discount rate for each plan.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The defined benefit pension plans’ weighted average asset allocations by asset category at December 31, 2010 and 2009 are as follows:

	U.S. and Canadian Plans
	Target
	2011	2010	2009

Asset Category

Equity securities	56%	62%	57%
Debt securities	27%	29%	34%
Real estate	9%	1%	9%
Other	8%	8%	0%

Total	100%	100%	100%

	Australian Plan
	Target
	2011	2010	2009

Asset Category

Equity securities	42%	40%	46%
Debt securities	46%	36%	25%
Real estate	5%	4%	7%
Other	7%	20%	22%

Total	100%	100%	100%

The assets of the U.S. defined benefit pension plan are invested in a manner consistent with the fiduciary standards of the Employee Retirement Income Security Act of 1974 (ERISA); namely, (a) the safeguards and diversity to which a prudent investor would adhere must be present and (b) all transactions undertaken on behalf of the Plan must be for the sole benefit of plan participants and their beneficiaries.

The following table sets forth the pension plans’ assets by level within the fair value hierarchy:

	Pension Plan’s Assets at Fair Value as of
	December 31, 2010
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs
	(Level 1)	(Level 2)	Total

Mutual Funds	$18,561	$994	$19,555
Commingled Trust Funds	—	26,786	26,786

	$18,561	$27,780	$46,341

Accounting literature classifies the inputs used to measure fair value into the following hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

The expected long-term rate of return on plan assets is 8% for the U.S. Plan and 6.5% for the Fund. In setting these rates, the Company considered the historical returns of the plans’ funds, anticipated future market conditions including inflation and the target asset allocation of the plans’ portfolio.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The required funding to the U.S. Plan, the Canadian subsidiary’s plan, and the Fund for the year ending December 31, 2011 is approximately $2,600.

The following table presents the benefits expected to be paid in the next ten fiscal years:

	U.S. and	Australian
	Canadian Plans	Plan

Estimated Future Benefit Payments
2011	$1,489	$3,895
2012	1,530	3,939
2013	1,590	3,557
2014	1,677	2,884
2015	1,720	2,931
Years 2016-2020	9,200	14,484

Other Postretirement Benefits.  The Company has a frozen retirement plan covering certain salaried and non-salaried retired employees, which provides postretirement health care benefits (medical and dental) and life insurance benefits. The plan provided coverage for retirees and active employees who had attained age 62 and completed 15 years of service as of December 31, 2005. Postretirement health care portion benefits are partially contributory, with retiree contributions adjusted annually as determined based on claim costs. The postretirement life insurance benefits are noncontributory. The Company recognizes the cost of postretirement benefits on the accrual basis as employees render service to earn the benefit, and funds the cost of health care in the year incurred. During the quarter ended September 30, 2009, the Company terminated its commitments to provide future supplemental medical benefits for certain retirees.

The Company’s postretirement benefit plans of healthcare and life insurance benefits had accumulated post retirement benefit obligations of $1,956 and $2,083, at December 31, 2010 and 2009, respectively, discounted at 4.3% and 5.7% at those respective dates. A one-percentage-point increase (decrease) in the assumed health care cost trend rate at December 31, 2010 would increase (decrease) total service and interest cost by $4 and ($4), and increase (decrease) the post retirement benefit obligation by $68 and ($62). Net periodic postretirement income was $140 for the period from January 1, 2010 through December 2, 2010 and $4 for the period from December 3, 2010 through December 31, 2010. In 2009, as a result of the termination of commitments to provide supplemental medical benefits for certain retirees in 2009, the Company recorded a settlement gain totaling $5,863 in 2009 that reduced previously recorded liabilities by $4,523 and related amounts recorded in Other Comprehensive Income by $1,340.

Stock Purchase Plan.  The Predecessor maintained an employee stock purchase plan allowing eligible employees to purchase shares of the Company’s common stock at the end of each quarter at 95% of the market price at the end of the quarter. For the period from January 1, 2010 through December 2, 2010 and the year ended 2009, 11,485 and 300 shares, respectively, were purchased from the Company under this plan.

Deferred Compensation Plan.  Each director of the Predecessor, other than the Company’s Chairman and Chief Executive Officer, was entitled to receive a $75 annual fee. Forty percent of this annual fee was deposited into the Company’s Non Employee Director Deferred Compensation Plan (the “Deferred Compensation Plan”). Under the Deferred Compensation Plan, deferral amounts were converted into units based on the fair market value of the Predecessor’s common stock on the deferral date. This plan was terminated as part of the Acquisition, and accrued amounts of $856 were paid in January 2011.

17.	Segment Information

The Company’s continuing operations are comprised of several product lines manufactured and sold in various geographic locations. The market channels and end users for products are similar. The production

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

processes are shared across the majority of the products. Management evaluates performance and allocates resources on a combined basis and not as separate business units or profit centers. Accordingly, management has concluded the Company operates in one reportable segment.

Geographic Information

Reportable geographic regions are the Americas, Asia-Pacific and Europe/Middle East. Sales have been attributed to geographic regions based on the country of our end customer. Summarized financial information concerning the Company’s geographic segments for its continuing operations is shown in the following tables:

	Successor	Predecessor
	For the 29	For the 336
	Day Period from	Day Period from
	December 3, 2010	January 1, 2010	Year	Year
	through	through	Ended	Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Net Sales:
Americas	$18,539	$246,726	$229,912	$345,960
Asia-Pacific	7,826	108,916	90,344	118,785
Europe/Middle East	2,298	31,596	27,399	52,163

Total	$28,663	$387,238	$347,655	$516,908

For all periods shown, U.S. sales comprised approximately 85% of America’s sales, while Australia sales comprised approximately 75% of Asia-Pacific sales.

Prior years sales have been reclassified to conform to the current year presentation which attributes sales to geographic regions based on the country of our end customer.

	Successor	Predecessor
	December 31, 2010	December 31, 2009
Identifiable Assets (excluding working capital and intangibles):
Americas	$69,696	$40,365
Asia-Pacific	19,930	8,043
Europe/Middle East	1,940	1,844

	$91,566	$50,252

Product Line Information

The Company sells a variety of products, substantially all of which are used by manufacturing, construction and foundry operations to cut, join and reinforce steel, aluminum and other metals in various applications including construction, oil, gas rig and pipeline construction, repair and maintenance of

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

manufacturing equipment, and shipbuilding. The following table shows sales from continuing operations for each of the Company’s key product lines:

	Successor	Predecessor
	December 3, 2010	January 1, 2010
	through	through	Year Ended	Year Ended
	December 31, 2010	December 2, 2010	December 31, 2009	December 31, 2008
Gas Equipment	$9,484	$140,500	$122,370	$191,256
Filler metals including hardfacing	5,885	81,065	78,952	98,213
Arc accessories including torches, related consumable parts and accessories	5,107	67,087	60,332	98,212
Plasma power supplies, torches and related consumable parts	5,477	60,564	52,872	77,536
Welding equipment	2,710	38,022	33,129	51,691

	$28,663	$387,238	$347,655	$516,908

18.	Certain Relationships and Transactions

Relationship with Irving Place Capital

Thermadyne Holdings Corporation is a wholly-owned subsidiary of Thermadyne Technologies Holdings, Inc. Affiliates of Irving Place Capital, along with its co-investors, hold approximately 99% of Technologies’ common stock at December 31, 2010. The board of directors of the Company and Technologies includes two IPC members.

IPC has the power to designate all of the members of the board of directors of the Company and the right to remove any directors that it appoints.

Management Services Agreement

The Company has entered a management services agreement with IPC. For advisory and management services, IPC will receive annual advisory fees equal to the greater of (i) $1,500 or (ii) 2.5% of EBITDA (as defined under the management services agreement), payable monthly. In the event of a sale of all or substantially all of the Company’s assets to a third party, a change of control, whether by merger, consolidation, sale or otherwise, or, under certain circumstances, a public offering of the Company’s or any of its subsidiaries’ equity securities, the Company will be obligated to pay IPC an amount equal to the sum of the advisory fee that would be payable for the following four fiscal quarters. Such fees were $121 for the period from December 3, 2010 through December 31, 2010.

IPC also received transaction fees in connection with services provided related to the Acquisition of $6,500, which were included in Successor expenses for the period from December 3, 2010 through December 31, 2010. In connection with any subsequent material corporate transactions, such as an equity or debt offering, acquisition, asset sale, recapitalization, merger, joint venture formation or other business combination, IPC will receive a fee of 1% of the transaction value. IPC will also receive fees in connection with certain strategic services, as determined by IPC, provided such fees will reduce the annual advisory fee on a dollar-for-dollar basis.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Thermadyne Technologies Holdings, Inc. (Technologies)

The capital stock of Technologies in the aggregate of $176,010 was outstanding as of December 31, 2010, with 140,808 shares of 8% cumulative preferred stock in the amount of $140,808 and 3,520,200 shares of common stock in the amount of $35,202. No dividends have been declared on either the preferred stock or common stock at December 31, 2010.

Technologies’ stock based compensation costs relate to Thermadyne employees and were incurred for Thermadyne’s benefit, and accordingly recognized in Thermadyne’s consolidated SG&A expenses (See Note 15).

19.	Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2010 and 2009. All amounts presented below have been adjusted for the Company’s discontinued operations as described in Note 4 — Discontinued Operations.

Transaction-related expenditures of $12,111 were incurred for the period from December 3 to December 31, 2010 and $4,763 incurred for the period from October 1, 2010 to December 2, 2010.

The quarters of 2009 reflect several unusual adjustments. Expenses related to severance and reorganization costs of $1,309, $1,377, and $832 were recorded in the first, third, and fourth quarters of 2009, respectively. The third quarter of 2009 included a $1,000 charge for customs duties assessed by a foreign jurisdiction relative to prior years. The fourth quarter of 2009 included $1,100 charge for the write-off of bad debts from an uncollectible receivable from a Venezuelan-based customer. The third quarter of 2009 reflected a settlement gain of $5,863.

	Successor	Predecessor
	December 3, 2010	October 1, 2010
	through	Through
	December 31, 2010	December 2, 2010	September 30	June 30	March 31
2010
Continuing Operations:
Net sales	$28,663	$75,542	$106,483	$108,596	$96,617
Gross profit	6,753	24,725	36,657	36,868	32,040
Operating income (loss)	(12,822)	3,796	12,427	11,469	9,941
Income (loss) applicable to common shares:
Continuing operations	(14,680)	(3,552)	4,821	2,571	2,296

Net income (loss)	$(14,680)	$(3,552)	$4,821	$2,571	$2,296

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor
	December 31	September 30	June 30	March 31

2009
Continuing Operations:
Net sales	$90,038	$89,501	$84,805	$83,311
Gross profit	28,337	28,489	24,662	21,124
Operating income	6,073	6,355	6,005	1,247
Settlement of retiree medical obligations		5,863
Income (loss) applicable to common shares:
Continuing operations	(681)	3,726	582	(2,496)
Discontinued operations	—	1,118	1,933	—

Net income (loss)	$(681)	$4,844	$2,515	$(2,496)

20.	Restructuring and Other Charges

As of December 31, 2008, the Company accrued restructuring charges of $3,600 for severance related expenses payable to approximately 110 salaried employees whose positions were eliminated in connection with cost reduction efforts in response to economic and market uncertainties. At that time, this initiative reduced the salaried work force by approximately 13%. As a result, the Company reduced annual compensation and benefit costs by approximately $7,500. The majority of the severance costs were paid in 2009.

In 2009, the Company offered a voluntary retirement program and accrued restructuring charges for $1,300 in separation pay and COBRA benefits payable under the program. Approximately 50 employees elected to participate. As a result, the Company reduced annual compensation and benefit costs by approximately $3,100. The amounts had been substantially paid through August 2009. The Company also recorded severance charges of $2,200 in selling, general and administrative expenses. The charges relate to manufacturing personnel placed on permanent lay-off status, salaried positions eliminated in connection with further organizational restructurings and additional personnel electing to participate in the voluntary retirement program initiated in the first quarter.

21.	Condensed Consolidating Financial Statements and Thermadyne Holdings Corporation (Parent) Financial Information

The 9% Senior Secured Notes due 2017 are obligations of, and were issued by, Thermadyne Holdings Corporation. Thermadyne Holdings Corporation’s (parent only) assets at December 31, 2010 are its investments in its subsidiaries and the trusteed assets held to redeem the Senior Subordinated Notes due 2014 on February 1, 2011, and its liabilities are the Senior Secured Notes due 2017 and the Senior Subordinated Notes due 2014. Each guarantor is wholly owned by Thermadyne Holdings Corporation. The Successor management has determined the most appropriate presentation is to “push down” the Senior Secured Notes due 2017 to the guarantors in the accompanying condensed financial information, as such entities fully and unconditionally guarantee the Senior Secured Notes due 2017, and these subsidiaries are jointly and severally liable for all payments under these notes. The Senior Secured Notes due 2017 were issued to finance the acquisition of the Company along with new stockholders’ equity. The guarantor subsidiaries’ cash flow will service the debt.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following financial information presents the guarantors and non-guarantors of the 9% Senior Secured Notes due 2017 and the 9 1/4 % Senior Subordinated Notes due 2014, in accordance with Rule 3-10 of Regulation S-X. The condensed consolidating financial information includes the accounts of Thermadyne Holding Corporation (parent only), and the combined accounts of guarantor subsidiaries and combined accounts of the non-guarantor subsidiaries for the periods indicated. Separate financial statements of the Parent and each of the guarantor subsidiaries are not presented because management has determined such information is not material in assessing the financial condition, cash flows or results of operations of the Company and its subsidiaries. This information was prepared on the same basis as the consolidated financial statements. The Company’s Australian and Canadian subsidiaries are included as guarantors for all years presented.

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$18,692	$3,707	$—	$22,399
Trusteed assets	183,685	—	—	—	183,685
Accounts receivable, net	—	53,399	12,242	—	65,641
Inventories	—	75,391	10,049	—	85,440
Prepaid expenses and other	725	4,912	2,944	—	8,581
Deferred tax assets	—	2,644	—	—	2,644

Total current assets	184,410	155,038	28,942	—	368,390
Property, plant and equipment, net	—	70,584	5,212	—	75,796
Goodwill	—	164,678	—	—	164,678
Intangibles, net	—	155,036	—	—	155,036
Deferred financing fees	—	14,533	—	—	14,553
Other assets	—	1,632	—	—	1,632
Investment in and advances to subsidiaries	163,876	79,232	—	(243,108)	—

Total assets	$348,286	$640,753	$34,154	$(243,108)	$780,085

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Working capital facility	$—	$—	$—	$—	$—
Senior subordinated notes due 2014	176,095	—	—	—	176,095
Current maturities of long-term obligations	—	2,006	201	—	2,207
Accounts payable	—	22,137	4,839	—	26,976
Accrued and other liabilities	0	33,162	4,833	—	37,995
Accrued interest	8,062	1,122	—	—	9,184
Income taxes payable	—	3,722	433	—	4,155
Deferred tax liability	—	6,014	—	—	6,014

Total current liabilities	184,157	68,163	10,306	—	262,626
Long-term obligations, less current maturities	0	264,238	326	—	264,564
Deferred tax liabilities	—	74,832	—	—	74,832
Other long-term liabilities	—	13,551	1,108	—	14,659
Net equity (deficit) and advances to / from subsidiaries	725	210,319	3,291	(214,335)	—
Shareholders’ equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in-capital	176,035	—	—	—	176,035
Accumulated deficit	(14,680)	(12,968)	(661)	13,629	(14,680)
Accumulated other comprehensive income (loss)	2,049	22,618	19,784	(42,402)	2,049

Total shareholders’ equity (deficit)	163,404	9,650	19,123	(28,773)	163,404

Total liabilities and shareholders’ equity (deficit)	$348,286	$640,753	$34,154	$(243,108)	$780,085

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2009

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$11,740	$3,146	$—	$14,886
Accounts receivable, net	—	50,422	6,167	—	56,589
Inventories	—	66,205	8,176	—	74,381
Prepaid expenses and other	—	7,714	1,541	—	9,255
Deferred tax assets	—	3,008	—	—	3,008

Total current assets	—	139,089	19,030	—	158,119
Property, plant and equipment, net	—	43,233	3,454	—	46,687
Goodwill	—	187,818	—	—	187,818
Intangibles, net	—	50,737	7,714	—	58,451
Deferred financing fees	2,019	1,459			3,478
Other assets	—	392	—	—	392
Investment in and advances to subsidiaries	225,881	—	—	(225,881)	—

Total assets	$227,900	$422,728	$30,198	$(225,881)	$454,945

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Working capital facility	$—	$9,643	$—	$—	$9,643
Current maturities of long-term obligations	463	8,239	213	—	8,915
Accounts payable	—	6,953	2,645	—	9,598
Accrued and other liabilities	—	19,275	3,844	—	23,119
Accrued interest	7,527	81	—	—	7,608
Income taxes payable	—	896	(191)	—	705
Deferred tax liability	—	2,793	—	—	2,793

Total current liabilities	7,990	47,880	6,511	—	62,381
Long-term obligations, less current maturities	172,327	25,569	570	—	198,466
Deferred tax liabilities	—	52,835	—	—	52,835
Other long-term liabilities	1,426	11,430	615	—	13,471
Net equity (deficit) and advances to / from subsidiaries	(81,636)	252,780	96,597	(267,741)	—
Shareholders’ equity (deficit):
Common stock	135	—	—	—	135
Additional paid-in-capital	188,791	—	—	—	188,791
Accumulated deficit	(65,062)	54,870	(67,783)	12,912	(65,063)
Accumulated other comprehensive income (loss)	3,929	(22,636)	(6,312)	28,948	3,929

Total shareholders’ equity (deficit)	127,793	32,234	(74,095)	41,860	127,792

Total liabilities and shareholders’ equity (deficit)	$227,900	$422,728	$30,198	$(225,881)	$454,945

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
DECEMBER 3, 2010 THROUGH DECEMBER 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$—	$29,215	$5,137	$(5,689)	$28,663
Cost of goods sold	—	23,778	3,877	(5,745)	21,910

Gross margin	—	5,437	1,260	56	6,753
Selling, general and administrative expenses	—	17,056	1,988	—	19,044
Amortization of intangibles	—	531	—	—	531

Operating income (loss)	—	(12,150)	(728)	56	(12,822)
Other income (expense):
Interest, net	(1,107)	(1164)	(2)	—	(2,273)
Amortization of deferred financing costs	—	(170)	—	—	(170)
Equity in net income (loss) of subsidiaries	(13,573)	—	—	13,573	—
Settlement of retiree medical obligations	—	—	—	—	—
Other	—	—	—	—	—

Income (loss) from continuing operations before income tax provision and discontinued operations	(14,680)	(13,484)	(730)	13,629	(15,265)
Income tax provision	—	(516)	(69)	—	(585)

Income (loss) from continuing operations	(14,680)	(12,968)	(661)	13,629	(14,680)
Gain from discontinued operations, net of tax	—	—	—	—	—

Net income (loss)	$(14,680)	$(12,968)	$(661)	$13,629	$(14,680)

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
JANUARY 1, 2010 THROUGH DECEMBER 3, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$—	$399,165	$57,049	$(68,976)	$387,238
Cost of goods sold	—	283,764	41,770	(68,586)	256,948

Gross margin	—	115,401	15,279	(390)	130,290
Selling, general and administrative expenses	682	80,677	9,692	(909)	90,142
Amortization of intangibles	—	2,515	—	—	2,515

Operating income (loss)	(682)	32,209	5,587	519	37,633
Other income (expense):
Interest, net	(17,036)	(3,459)	(30)	—	(20,525)
Amortization of deferred financing costs	(457)	(461)	—	—	(918)
Equity in net income (loss) of subsidiaries	24,311	—	—	(24,311)	—
Settlement of retiree medical obligations	—	—	—	—	—
Other	—	(1,867)	—	—	(1,867)

Income (loss) from continuing operations before income tax provision and discontinued operations	6,136	26,422	5,557	(23,792)	14,323
Income tax provision	—	6,580	1,607	—	8,187

Income (loss) from continuing operations	6,136	19,842	3,950	(23,792)	6,136
Gain from discontinued operations, net of tax	—	—	—	—	—

Net income (loss)	$6,136	$19,842	$3,950	$(23,792)	$6,136

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$—	$355,864	$29,111	$(37,320)	$347,655
Cost of goods sold	—	260,367	22,721	(38,045)	245,043

Gross margin	—	96,391	6,678	725	102,612
Selling, general and administrative expenses	(578)	73,931	6,886	—	80,239
Amortization of intangibles	—	2,693	—	—	2,693

Operating income (loss)	578	18,873	(496)	725	19,680
Other income (expense):
Interest, net	(17,176)	(3,750)	76	—	(20,850)
Amortization of deferred financing costs	(531)	(521)	—	—	(1,052)
Equity in net income (loss) of subsidiaries	21,164	—	—	(21,164)	—
Settlement of retiree medical obligations	—	5,863	—	—	5,863
Other	147	—	—	—	147

Income (loss) from continuing operations before income tax provision and discontinued operations	4,182	20,465	(420)	(20,439)	3,788
Income tax provision	—	2,089	568	—	2,657

Income (loss) from continuing operations	4,182	18,376	(988)	(20,439)	1,131
Gain from discontinued operations, net of tax	—	1,954	1,097	—	3,051

Net income (loss)	$4,182	$20,330	$109	$(20,439)	$4,182

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$—	$589,422	$49,774	$(122,288)	$516,908
Cost of goods sold	—	444,795	37,213	(122,599)	359,409

Gross margin	—	144,627	12,561	311	157,499
Selling, general and administrative expenses	180	103,553	7,157	—	110,890
Amortization of intangibles	—	2,675	—	—	2,675

Operating income (loss)	(180)	38,399	5,404	311	43,934
Other income (expense):
Interest, net	(16,125)	(4,121)	(58)	—	(20,304)
Amortization of deferred financing costs	(500)	(438)	—	—	(938)
Equity in net income (loss) of subsidiaries	27,513	—	—	(27,513)	—
Other	—	(37)	(43)	—	(80)

Income (loss) from continuing operations before income tax provision and discontinued operations	10,708	33,803	5,303	(27,202)	22,612
Income tax provision	—	10,569	1,520	—	12,089

Income (loss) from continuing operations	10,708	23,234	3,783	(27,202)	10,523
Loss from discontinued operations, net of tax	—	—	185	—	185

Net income (loss)	$10,708	$23,234	$3,968	$(27,202)	$10,708

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
DECEMBER 3, 2010 THROUGH DECEMBER 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from continuing operations:
Net cash provided by (used in) operating activities	$(11,117)	$(9,374)	$(795)	$13,629	$(7,657)

Cash flows from investing activities:
Capital expenditures	—	(1,179)	(670)	—	(1,849)
Proceeds from sales of assets	—	—	—	—	—
Other	—	(188)	—	—	(188)

Net cash provided by (used in) investing activities	—	(1,367)	(670)	—	(2,037)

Cash flows from financing activities:
Repayments under Working Capital Facility	—	(3,347)	—	—	(3,347)
Issuance of Senior Secured Notes due 2017	260,000	—	—	—	260,000
Repayments of Second-Lien Facility and other	—	(1,219)	(21)	—	(1,240)
Initial investment by purchasers (exclude subscription receivable)	175,285	—	—	—	175,285
Purchase of Predecessor common stock	(213,926)	—	—	—	(213,926)
Trusteed assets	(183,672)	—	—	—	(183,672)
Payment of Predecessor change in control expenditures	—	(7,525)	—	—	(7,525)
Deferred Financing fees	(13,208)	(1,515)	—	—	(14,723)
Changes in net equity	(13,362)	27,380	(389)	(13,629)	—
Other	—	—	—	—	—

Net cash provided by (used in) financing activities	11,117	13,774	(410)	(13,629)	19,852

Effect of exchange rate changes on cash and cash equivalents	—	415	54	—	469

Net cash provided by (used in) continuing operations	—	3,448	(1,821)	—	1,627

Total increase (decrease) in cash and cash equivalents	—	3,448	(1,821)	—	1,627
Total cash and cash equivalents beginning of period	—	15,244	5,528	—	20,772

Total cash and cash equivalents end of period	$—	$18,692	$3,707	$—	$22,399

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
JANUARY 1, 2010 THROUGH DECEMBER 3, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from continuing operations:
Net cash provided by (used in) operating activities	$3,832	$65,223	$(135)	$(23,792)	$45,128

Cash flows from investing activities:
Capital expenditures	—	(6,028)	(471)	—	(6,499)
Proceeds from sales of assets					—
Other	—	(774)	433	—	(341)

Net cash provided by (used in) investing activities	—	(6,802)	(38)	—	(6,840)

Cash flows from financing activities:
Borrowings under Working Capital Facility	—	15,927	—	—	15,927
Repayments under Working Capital Facility	—	(22,223)	—	—	(22,223)
Repayments of Second-Lien Facility and other	—	(26,533)	(174)	—	(26,707)
Exercise of employee stock purchases	167	—	—	—	167
Changes in net equity	(3,999)	(22,554)	2,761	23,792	—
Other	—	—	—	—	—

Net cash provided by (used in) financing activities	(3,832)	(55,383)	2,587	23,792	(32,836)

Effect of exchange rate changes on cash and cash equivalents	—	466	(32)	—	434

Net cash provided by (used in) continuing operations	—	3,504	2,382	—	5,886

Total increase (decrease) in cash and cash equivalents	—	3,504	2,382	—	5,886
Total cash and cash equivalents beginning of period	—	11,740	3,146	—	14,886

Total cash and cash equivalents end of period	$—	$15,244	$5,528	$—	$20,772

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from continuing operations:
Net cash provided by (used in) operating activities	$3,790	$36,640	$1,513	$(20,439)	$21,504

Cash flows from investing activities:
Capital expenditures	—	7,669)	(26)	—	(7,695)
Proceeds from sales of assets	—	—	—	—	—
Other	—	(264)	(97)	—	(361)

Net cash provided by (used in) investing activities	—	(7,933)	(123)	—	(8,056)

Cash flows from financing activities:
Borrowings under Working Capital Facility	—	8,923	—	—	8,923
Repayments under Working Capital Facility	—	(31,811)	—	—	(31,811)
Repurchase of Notes	(2,632)				(2,632)
Borrowings of Second-Lien Facility and other	—	25,075	—	—	25,075
Repayments of Second-Lien Facility and other	1,565	(17,111)	(277)	—	(15,823)
Exercise of employee stock purchases	114	—	—	—	114
Changes in net equity and advances to / from discontinued operations	(5,150)	(9,031)	(3,719)	20,439	2,539
Termination payment from derivative counterparty	2,313	—	—	—	2,313
Other	—	(925)	—	—	(925)

Net cash provided by (used in) financing activities	(3,790)	(24,880)	(3,996)	20,439	(12,227)

Effect of exchange rate changes on cash and cash equivalents	—	1,612	137	—	1,749

Net cash provided by (used in) continuing operations	—	5,439	(2,469)	—	2,970

Cash flows from discontinued operations:

Net cash used in discontinued operations	—	—	(585)	—	(585)

Total increase (decrease) in cash and cash equivalents	—	5,439	(3,054)	—	2,385
Total cash and cash equivalents beginning of period	—	6,301	6,200	—	12,501

Total cash and cash equivalents end of period	$—	$11,740	$3,146	$—	$14,886

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from continuing operations:
Net cash provided by (used in) operating activities	$9,765	$31,162	$4,666	$(27,203)	$18,390

Cash flows from investing activities:
Capital expenditures	—	(15,071)	2,295	—	(12,776)
Proceeds from sales of assets	—	—	500	—	500
Purchase of minority interest			(838)	—	(838)
Purchase of outside interest in joint venture	—	—	(3,055)	—	(3,055)
Other	(253)	(67)	(437)	—	(757)

Net cash provided by (used in) investing activities	(253)	(15,138)	(1,535)	—	(16,926)

Cash flows from financing activities:
Borrowings under Working Capital Facility	—	27,751	—	—	27,751
Repayments under Working Capital Facility	—	(7,878)	—	—	(7,878)
Repayments of other debt	—	(23,185)	396	—	(22,789)
Changes in net equity and advances to / from discontinued operations	(11,939)	(18,691)	770	27,203	(2,657)
Other	2,427	(1,369)	—	—	1,058

Net cash provided by (used in) financing activities	(9,512)	(23,372)	1,166	27,203	(4,515)

Effect of exchange rate changes on cash and cash equivalents	—	(988)	(204)	—	(1,192)

Net cash provided by (used in) continuing operations	—	(8,336)	4,093	—	(4,243)

Cash flows from discontinued operations:

Net cash used in discontinued operations	—	—	309	—	309

Total increase (decrease) in cash and cash equivalents	—	(8,336)	4,402	—	(3,934)
Total cash and cash equivalents beginning of period	—	14,637	1,798	—	16,435

Total cash and cash equivalents end of period	$—	$6,301	$6,200	$—	$12,501

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	Successor
	March 31,	December 31,
	2011	2010
	(Dollars in thousands)
	(Unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$26,015	$22,399
Trusteed assets	—	183,685
Accounts receivable, less allowance for doubtful accounts of $500 and $400, respectively	72,535	65,641
Inventories	88,080	85,440
Prepaid expenses and other	13,987	8,581
Deferred tax assets	2,644	2,644

Total current assets	203,261	368,390
Property, plant and equipment, net of accumulated depreciation of $5,319 and $1,274, respectively	75,823	75,796
Goodwill	167,574	164,678
Intangibles, net	153,424	155,036
Deferred financing fees	14,271	14,553
Other assets	1,512	1,632

Total assets	$615,865	$780,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Senior subordinated notes due 2014	$—	$176,095
Current maturities of other long-term obligations	1,944	2,207
Accounts payable	35,578	26,976
Accrued and other liabilities	40,014	37,995
Accrued interest	7,713	9,184
Income taxes payable	5,139	4,155
Deferred tax liability	6,014	6,014

Total current liabilities	96,402	262,626
Long-term obligations, less current maturities	264,216	264,564
Deferred tax liabilities	74,697	74,832
Other long-term liabilities	14,396	14,659
Stockholders’ equity:
Common stock, $0.01 par value:
Authorized — 1,000 shares
Issued and outstanding — 1,000 shares at March 31, 2011 and at December 31, 2010	—	—
Additional paid-in capital	176,166	176,035
Accumulated deficit	(14,731)	(14,680)
Accumulated other comprehensive income	4,719	2,049

Total stockholders’ equity	166,154	163,404

Total liabilities and stockholders’ equity	$615,865	$780,085

See accompanying notes to condensed consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
	(Dollars in thousands)
	(Unaudited)
Net sales	$116,497	$96,617
Cost of goods sold	83,271	64,577

Gross margin	33,226	32,040
Selling, general and administrative expenses	24,830	21,422
Amortization of intangibles	1,704	677

Operating income	6,692	9,941
Other income (expenses):
Interest, net	(6,297)	(6,336)
Amortization of deferred financing costs	(371)	(264)

Income before income tax provision	24	3,341
Income tax provision	75	1,045

Net income (loss)	$(51)	$2,296

See accompanying notes to condensed consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
	(Dollars in thousands)
	(Unaudited)
Cash flows from (used in) operating activities:
Net income (loss)	$(51)	$2,296
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,161	3,467
Deferred income tax benefit	(1,736)	(513)
Changes in operating assets and liabilities:
Accounts receivable, net	(6,282)	(5,571)
Inventories	(2,102)	(885)
Prepaids	(5,392)	1,687
Accounts payable	9,154	19,575
Accrued and other liabilities	1,160	(915)
Other, net	(135)	(510)

Net cash provided by operating activities	777	18,631

Cash flows from (used in) investing activities:
Capital expenditures	(4,158)	(1,636)
Other	(92)	(81)

Net cash used in investing activities	(4,250)	(1,717)

Cash flows from (used in) financing activities:
Use of Trusteed Assets for redemption of Senior Subordinated Notes	183,685	—
Repayment of Senior Subordinated Notes	(176,095)	—
Repayments of Working Capital Facility	—	(9,643)
Repayments of other long-term obligations	(664)	(72)
Other, net	(89)	72

Net cash provided by (used in) financing activities	6,837	(9,643)

Effect of exchange rate changes on cash and cash equivalents	252	195
Total increase in cash and cash equivalents	3,616	7,466
Total cash and cash equivalents beginning of period	22,399	14,886

Total cash and cash equivalents end of period	$26,015	$22,352

Income taxes paid	$916	$544

Interest paid	$8,824	$10,210

See accompanying notes to condensed consolidated financial statements.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Dollars in thousands, except share data)

1.	Organization

Thermadyne Holdings Corporation (“Thermadyne” or the “Company”), a Delaware corporation, is a designer and manufacturer of cutting and welding products used in various fabrication, construction and manufacturing operations around the world. We market our products under a portfolio of brands including Victor ®, Tweco®, Thermal Dynamics®, Arcair®, Cigweld®, Thermal Arc®, Turbo Torch® and Stoody®.

On December 3, 2010 (“Acquisition Date”), pursuant to an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”), Razor Merger Sub Inc. (“Merger Sub”), a newly formed Delaware corporation, merged with and into Thermadyne, with Thermadyne surviving as a direct, wholly-owned subsidiary of Razor Holdco Inc., a Delaware corporation (“Acquisition”). (Razor Holdco Inc. was renamed Thermadyne Technologies Holdings, Inc. (“Technologies”).) Technologies’ sole asset is its 100% ownership of the stock of Thermadyne. Affiliates of Irving Place Capital (“Irving Place Capital” or “IPC”), a private equity firm based in New York, along with its co-investors, hold approximately 99% of the outstanding equity of Technologies, and certain members of Thermadyne management hold the remaining equity capital.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Acquisition resulted in a 100% change in ownership of Thermadyne and is accounted for in accordance with United States accounting guidance for business combinations. Accordingly, the assets acquired and liabilities assumed, excluding deferred income taxes, were recorded at fair value as of December 3, 2010. The purchase price paid and related costs and transaction fees incurred by IPC have been accounted for in Successor Company’s period ending December 31, 2010 consolidated financial statements. The preliminary allocation of purchase price to the assets and liabilities as of December 3, 2010 has been determined by management with the assistance of an externally prepared valuation study of inventories, property, plant and equipment, intangible assets, goodwill, and capital and operating leases. The allocation of the purchase price is subject to change based on the completion of such study and the determination of other facts impacting fair value estimates. The adjustments, if any, arising out of the finalization of the allocation of the purchase price will not impact cash flow. However, such adjustments could result in material increases or decreases to depreciation and amortization, earnings before interest expense, income taxes and net income. We are continuing to evaluate our purchase price allocations and the related appraisal work with the assistance of the third party asset appraisal firm. We expect to finalize the purchase price allocations prior to the end of calendar year 2011.

Although Thermadyne continued as the same legal entity after the Acquisition, the application of push down accounting represents the termination of the old reporting entity and the creation of a new one. In addition, the basis of presentation is not consistent between the successor and predecessor entities and the financial statements are not presented on a comparable basis. As a result, the accompanying condensed consolidated statements of operations and cash flows are presented for two different reporting entities: Predecessor and Successor, which related to the periods and balance sheets preceding the Acquisition (prior to December 3, 2010), and the periods and balance sheets succeeding the Acquisition, respectively.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. The results of operations of the Company for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for any other interim period or the year ending

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

December 31, 2011. Our quarterly financial data should be read in conjunction with the consolidated financial statements and footnotes thereto included in this prospectus.

The financial statements include the Company’s accounts and those of its subsidiaries, after the elimination of all significant intercompany balances and transactions. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in Thermadyne’s condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Any significant unanticipated changes in business or market conditions that vary from current expectations could have an impact on the fair market value of assets and result in a potential impairment loss.

Reclassifications:

The costs of certain purchasing functions previously included in Selling, General, and Administrative expenses have been reclassified to Cost of Goods Sold for all periods presented in the amounts of $381 for the three months ended March 31, 2011 and $345 for the three months ended March 31, 2010.

Deferred Financing Costs

Loan origination fees and other costs incurred arranging long-term financing are capitalized as deferred financing costs and amortized on an effective interest method over the term of the credit agreement. Deferred financing costs totaled $14,812 and $14,723, less related accumulated amortization of $541 and $171, at March 31, 2011 and December 31, 2010, respectively.

Product Warranty Programs

Various products are sold with product warranty programs. Provisions for warranty programs are made as the products are sold and such provisions are adjusted periodically based on current estimates of anticipated warranty costs and charged to cost of sales. The following table provides the activity in the warranty accrual:

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
Balance at beginning of period	$3,200	$2,300
Charged to expense	1,615	705
Warranty payments	(1,115)	(605)

Balance at end of period	$3,700	$2,400

Fair Value

The Company estimated the fair value of the Senior Secured Notes due 2017 at $281,937 and $265,200 at March 31, 2011 and December 31, 2010, respectively, based on available market information. The Company’s Senior Subordinated Notes due 2014 were redeemed February 1, 2011. The carrying values of the other long-term obligations are estimated to approximate fair value since these obligations are fully secured and have varying interest charges based on current market rates.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Recent Accounting Pronouncements

Business Combinations

The Company adopted Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” effective January 1, 2009. ASC Topic 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Company applied the guidance in ASC Topic 805 in determining Successor’s opening balance sheet at December 3, 2010 and the treatment of acquisition related expenses.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

3.	Inventories

The composition of inventories was as follows:

	Successor
	March 31,	December 31,
	2011	2010

Raw materials and component parts	$27,924	$25,075
Work-in-process	4,654	3,853
Finished goods	56,472	56,512

	89,050	85,440
LIFO reserve	(970)	—

	$88,080	$85,440

The carrying value of inventories accounted for by the last-in, first-out (LIFO) inventory method exclusive of the LIFO reserve was $64,860 at March 31, 2011 and $61,577 at December 31, 2010. The remaining inventory amounts are held in foreign locations and accounted for using the first-in first-out method.

4.	Intangible Assets

The composition of intangibles was as follows:

	Successor
	March 31,	December 31,
	2011	2010

Goodwill	$167,574	$164,678
Customer relationships	54,920	54,920
Intellectual property bundles	81,660	81,568
Trademarks	19,079	19,079

	323,233	320,245
Accumulated amortization of customer relationships and intellectual property bundles	(2,235)	(531)

	$320,998	$319,714

Amortization of customer relationships and intellectual property bundles (including patents) amounted to $1,704 and $677 for the three month periods ended March 31, 2011 and 2010, respectively.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Goodwill and trademarks are tested for impairment annually, as of December 1st (Successor), or more frequently if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. The impairment analysis is performed on a consolidated enterprise level based on one reporting unit. No impairment adjustment to the carrying value of goodwill was deemed necessary in 2010. As of March 31, 2011, the Company considered possible impairment triggering events since December 3, 2010 (Acquisition Date) based on relevant factors, and concluded that no triggering events or goodwill impairment were indicated at that date. Unforeseen events and changes in circumstances and market conditions, including the general economic and competitive conditions, could cause actual results to vary significantly from the estimates.

The change in the carrying amount of goodwill during the three-month period ending March 31, 2011 was as follows:

Carrying Amount
of Goodwill

Successor:
Balance as of January 1, 2011	$164,678
Foreign currency translation	2,896

Balance as of March 31, 2011	$167,574

5.	Debt and Capital Lease Obligations

The composition of debt and capital lease obligations was as follows:

	Successor
	March 31,	December 31,
	2011	2010

Senior Secured Notes due December 15, 2017, 9% interest payable semi-annually on June 15 and December 15	$260,000	$260,000
Senior Subordinated Notes due February 1, 2014, 9 1/4% interest payable semiannually on February 1 and August 1	—	176,095
Capital leases	6,160	6,771

	266,160	442,866
Current maturities	(1,944)	(178,302)

	$264,216	$264,564

Senior Secured Notes due 2017

On December 3, 2010, Merger Sub issued $260,000 in aggregate principal of 9% Senior Secured Notes due 2017 (the “Senior Secured Notes”). The net proceeds from this issuance, together with funds received from the equity investments made by affiliates of IPC, its co-investors and certain members of Thermadyne management, were used to finance the acquisition of Thermadyne, to redeem the Senior Subordinated Notes due 2014, and to pay the transaction related expenses.

The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by each of Thermadyne’s existing and future domestic subsidiaries and by its Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The Senior Secured Notes and guarantees are secured, subject to permitted liens and except for certain excluded assets, on a first priority basis by substantially all of Thermadyne’s and the guarantors’ current and future property and assets (other than accounts receivable, inventory and certain other related assets that secure, on a first priority basis, Thermadyne’s and the

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

guarantors’ obligations under Thermadyne’s Working Capital Facility (as defined below)), including the capital stock of each subsidiary of Thermadyne (other than immaterial subsidiaries), which, in the case of non-guarantor foreign subsidiaries, is limited to 65% of the voting stock and 100% of the non-voting stock of each first-tier foreign subsidiary, and (ii) on a second priority basis by substantially all the collateral that secures the Working Capital Facility on a first priority basis.

The Senior Secured Notes contain customary covenants and events of default, including covenants that, among other things, limit the Company’s and its restricted subsidiaries’ ability to incur additional indebtedness, pay dividends on, repurchase or make distributions in respect of its capital stock or make other restricted payments, make certain investments, loans or advances, sell, transfer or otherwise convey certain assets, and create liens.

Upon a change of control, as defined in the Indenture, each holder of the Senior Secured Notes has the right to require the Company to purchase the Senior Secured Notes at a purchase price in cash equal to 101% of the principal, plus accrued and unpaid interest.

Senior Subordinated Notes due 2014

On December 3, 2010, Thermadyne called for redemption of the $172,327 aggregate outstanding 9 1/4% Senior Subordinated Notes due 2014 on February 1, 2011 at a price of 101.542% plus accrued and unpaid interest. Thermadyne irrevocably deposited with the trustee funds sufficient to pay the redemption price of the Senior Subordinated Notes.

Thermadyne remained the primary obligor of the Senior Subordinated Notes through February 1, 2011. Accordingly, the Senior Subordinated Notes and related assets placed with the trustee remained on Thermadyne’s balance sheet through the redemption date, and were classified as current at December 31, 2010. Successor’s opening balance sheet at December 3, 2010 includes the fair value of the Senior Subordinated Notes due 2014 at that date of $177,066.

The trustee acknowledged the satisfaction and discharge of the indenture as of December 3, 2010 and has informed the Company the Senior Subordinated Notes were paid on February 1, 2011.

The Senior Subordinated Notes accrued interest at the rate of 9 1/4% per annum payable semi-annually in arrears on February 1 and August 1 of each year. The indenture provided for the payment of an additional special interest adjustment based on the Company’s consolidated leverage ratio. The quarterly special interest adjustment resulted in additional interest expense of $36 and $977 for the three months ended March 31, 2011 and 2010, respectively. Interest on the Senior Subordinated Notes due 2014 excluding the special interest adjustment totaled $1,328 and $4,040 for the three months ended March 31, 2011 and 2010, respectively. During the period from January 1, 2011 until the debt’s redemption on February 1, 2011, $1,110 of the fair value premium recorded for the Senior Subordinated Notes was amortized as a reduction of interest expense.

Working Capital Facility

At March 31, 2011 and December 31, 2010, $2,347 of letters of credit and no borrowings were outstanding under the Fourth Amended and Restated Credit Agreement (the “GE Agreement”). Unused availability, net of these letters of credit, was $51,521 under the Working Capital Facility at March 31, 2011.

All obligations under the Working Capital Facility are unconditionally guaranteed by Technologies and substantially all of the Company’s existing and future, direct and indirect, wholly-owned domestic subsidiaries and its Australian subsidiaries Thermadyne Australia Pty Ltd. and Cigweld Pty Ltd. The Working Capital Facility is secured, subject to certain exceptions, by substantially all of the assets of the guarantors and Technologies, including a first priority security interest in substantially all accounts receivable and other rights

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

to payment, inventory, deposit accounts, cash and cash equivalents and a second priority security interest in all assets other than the Working Capital Facility collateral.

The Working Capital Facility has a minimum fixed charge coverage ratio test of 1.1 if the excess availability under the Working Capital Facility is less than $9,000 (which minimum amount will be increased or decreased proportionally with any increase or decrease in the commitments thereunder). In addition, the Working Capital Facility includes negative covenants that limit the Company’s ability and the ability of Technologies and certain subsidiaries to, among other things: incur, assume or permit to exist additional indebtedness or guarantees; grant liens; consolidate, merge or sell all or substantially all of the Company’s assets; transfer or sell assets and enter into sale and leaseback transactions; make certain loans and investments; pay dividends, make other distributions or repurchase or redeem the Company’s or Technologies’ capital stock; and prepay or redeem certain indebtedness.

Second Lien Facility

In June 2010, Predecessor voluntarily repaid all of the second lien indebtedness due November 30, 2012 and terminated the related credit agreement. The prepayment was funded primarily with borrowings under the Company’s Working Capital Facility.

6.	Comprehensive Income

Comprehensive income for the three months ended March 31, 2011 and 2010 was as follows:

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
Cumulative foreign currency translation gains (losses), net of tax	$2,666	$501
Pension benefit obligation, net of tax	4	—
Post-retirement benefit obligations, net of tax	—	71

Comprehensive income (loss)	$2,670	$572

7.	Income Taxes

At the beginning of 2011, the Company had approximately $151,700 in U.S. net operating loss carry forwards from the years 1998 through 2010. The net operating loss carry forwards in the U.S. will expire between the years 2019 and 2030 at March 31, 2011. The Company has recorded a related deferred tax asset of approximately $60,000 with a $14,100 valuation allowance, given the uncertainties regarding utilization of a portion of these net operating loss carry forwards. The benefits of net operating loss carryovers reduce current year income tax expense as the carryovers are utilized. For 2011, the Company’s management estimates that actual cash income tax payments will, as in prior years, primarily relate to state and foreign taxes due to the use of net operating loss carryovers to offset U.S. taxable income.

The Company’s projected 2011 effective rate is higher than expected because certain foreign loan guarantees create deemed foreign dividends which are currently taxable in the U.S. In many cases, these foreign dividends are offset by the foreign tax credits they bring, but the Company’s Net Operating Loss carryovers currently prevent claiming those foreign tax credits, thus creating a “double taxation” situation, and increasing the worldwide effective tax rate projected for the year.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

8.	Contingencies

The Company and certain of its wholly owned subsidiaries are defendants in various legal actions, primarily related to welding fumes and other product liability claims. While there is uncertainty relating to any litigation, management is of the opinion that the outcome of this litigation will not have a material adverse effect on the Company’s financial condition or results of operations.

During 2010, the Company substantially completed a review of its compliance with foreign and U.S. duties requirements that it initiated in light of the assessments by a foreign jurisdiction in 2009. Based on this review, the Company has concluded that additional liabilities for duties are not material. In conjunction with this review, the Company recorded duties liabilities related to prior periods and associated legal costs of approximately $1,300 for the period April 1, 2010 through December 2, 2010. The Company also accrued $110 of related interest expense payable on prior settlement obligations during the period April 1, 2010 to December 2, 2010.

In October 2010, two identical purported class action lawsuits were filed in connection with the Acquisition in the Circuit Court of St. Louis County, Missouri against the Company, the Company’s directors, and Irving Place Capital. The actions are entitled Israeli v. Thermadyne Holdings Corp., et al., 10SL-CC04238, and Shivers v. Thermadyne Holdings Corp., et al., 10SL-CC04383, and, on November 12, 2010, the Circuit Court ordered the consolidation of the two actions pursuant to a stipulation of the parties. Both complaints allege, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders, including their duties of loyalty, good faith, and independence, by entering into a merger agreement which provides for inadequate consideration to stockholders of the Company, and the Company and Irving Place Capital aided and abetted the directors’ alleged breach of fiduciary duty. The plaintiffs sought injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement, or in the event the defendants consummated the transactions contemplated by the Merger Agreement, rescission of such transactions, and attorneys’ fees and expenses.

On November 25, 2010, the Company, the Company’s directors and Irving Place Capital entered into a memorandum of understanding with the plaintiffs regarding the settlement of these actions. Pursuant to the memorandum of understanding, counsel to the plaintiffs conducted certain confirmatory discovery. On April 22, 2011, the Company, the Company’s directors and Irving Place Capital entered into a Stipulation and Agreement of Settlement (the “Stipulation of Settlement”) with the plaintiffs regarding the settlement of these actions. The Stipulation of Settlement is subject to customary conditions, including court approval following notice to the Company’s stockholders. The Circuit Court has scheduled a hearing for June 30, 2011, at which the Circuit Court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the Circuit Court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the Acquisition, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law) pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. Furthermore, in connection with the settlement, the plaintiffs intend to seek an award of attorneys’ fees and expenses not to exceed $399,000, subject to court approval, and defendants have agreed not to oppose this request. There can be no assurance that the Circuit Court will approve the settlement even though the parties have entered into the Stipulation of Settlement. If the Circuit Court does not approve the proposed settlement, the proposed settlement as contemplated by the Stipulation of Settlement may be terminated.

The Company is party to certain environmental matters, although no claims are currently pending. Any related obligations are not expected to have a material adverse effect on the Company’s financial condition, cash flows or operating results. All other legal proceedings and actions involving the Company are of an ordinary and routine nature and are incidental to the operations of the Company. Management believes that such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company’s business or financial condition or on the results of operations.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

On December 30, 2006, the Company committed to dispose of its Brazilian manufacturing operations. During 2009, the building and land associated with our former Brazilian operations were sold and the liability amounts recorded for tax matters, employee severance obligations and other estimated liabilities were increased. As of March 31, 2011 and December 31, 2010, the remaining Brazilian accrued liabilities of $1,200 and $1,600, respectively are primarily associated with tax matters for which the timing of resolution is uncertain, and are classified within Accrued and Other Liabilities.

9.	Employee Benefit Plans

Net periodic pension and other postretirement benefit costs include the following components:

	U.S. and Canadian Plans		Australian Plan
	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Components of the net periodic benefit cost:
Service Cost	$45	$45	$292	$191
Interest Cost	283	302	527	325
Expected return on plan assets	(324)	(279)	(480)	(299)
Recognized (gain) loss	—	149	—	49

Net periodic benefit cost	$4	$217	$339	$266

10.	Segment Information

The Company’s continuing operations are comprised of several product lines manufactured and sold in various geographic locations. The market channels and end users for products are similar. The production processes are shared across the majority of the products. Management evaluates performance and allocates resources on a combined basis and not as separate business units or profit centers. Accordingly, management has concluded the Company operates in one reportable segment.

Geographic Information

The reportable geographic regions are the Americas, Europe/Middle East and Asia-Pacific. Sales have been attributed to geographic regions based on the country of our end customer. The following tables provide summarized financial information concerning the Company’s geographic segments:

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
Net Sales:
Americas	$77,259	$63,271
Asia-Pacific	29,429	25,342
Europe/Middle East	9,809	8,003

Total	$116,497	$96,617

Prior year sales have been reclassified to conform to the current year presentation which attributes sales to geographic regions based on the country of our end customer.

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

U.S. sales comprised approximately 86% and 83% of Americas’ sales for the three months ended March 31, 2011 and 2010, respectively, while Australia sales comprised approximately 75% and 77% of Asia-Pacific sales for the three months ended March 31, 2011 and 2010, respectively.

	Successor
	March 31,	December 31,
	2011	2010

Identifiable Assets (excluding working capital and intangibles):
Americas	$69,318	$69,696
Asia-Pacific	19,773	19,930
Europe/Middle East	2,101	1,940

	$91,192	$91,566

Product Line Information

The Company sells a variety of products, substantially all of which are used by manufacturing, construction and foundry operations to cut, join and reinforce steel, aluminum and other metals in various applications including construction, oil, gas rig and pipeline construction, repair and maintenance of manufacturing equipment, and shipbuilding. The following table shows sales for each of the product lines:

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
Gas equipment	$42,639	$34,836
Filler metals including hardfacing	22,758	21,288
Arc accessories including torches, related
consumable parts and accessories	20,735	15,758
Plasma power supplies, torches and related
consumable parts	20,203	15,234
Welding equipment	10,162	9,501

	$116,497	$96,617

11.	Relationships and Transactions

Relationship with Irving Place Capital

Thermadyne Holdings Corporation is a wholly-owned subsidiary of Thermadyne Technologies Holdings, Inc. Affiliates of Irving Place Capital, along with its co-investors, hold approximately 99% of Technologies’ common stock at March 31, 2011 and December 31, 2010. The boards of directors of the Company and Technologies include two IPC members.

IPC has the power to designate all of the members of the board of directors of the Company and the right to remove any directors that it appoints.

Management Services Agreement

The Company has entered a management services agreement with IPC. For advisory and management services, IPC will receive annual advisory fees equal to the greater of (i) $1,500 or (ii) 2.5% of EBITDA (as defined under the management services agreement), payable monthly. In the event of a sale of all or substantially all of the Company’s assets to a third party, a change of control, whether by merger,

THERMADYNE HOLDINGS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

consolidation, sale or otherwise, or, under certain circumstances, a public offering of the Company’s or any of its subsidiaries’ equity securities, the Company will be obligated to pay IPC an amount equal to the sum of the advisory fee that would be payable for the following four fiscal quarters. Such fees were $492 for the three months ended March 31, 2011.

In connection with any subsequent material corporate transactions, such as an equity or debt offering, acquisition, asset sale, recapitalization, merger, joint venture formation or other business combination, IPC will receive a fee of 1% of the transaction value. IPC will also receive fees in connection with certain strategic services, as determined by IPC, provided such fees will reduce the annual advisory fee on a dollar-for-dollar basis.

Thermadyne Technologies Holdings Inc. (Technologies)

The capital stock of Technologies in the aggregate of $176,010 was outstanding as of March 31, 2011, with 140,808 shares of 8% cumulative preferred stock in the amount of $140,808 and 3,520,200 shares of common stock in the amount of $35,202. No dividends have been declared on either the preferred stock or common stock at March 31, 2011 or December 31, 2010.

Technologies’ stock based compensation costs relate to Thermadyne employees and were incurred for Thermadyne’s benefit, and accordingly recognized in Thermadyne’s consolidated selling, general & administrative expenses (See Note 10).

12.	Subsequent Events

Subsequent events were evaluated through May 17, 2011, the date these financial statements were issued.

13.	Condensed Consolidating Financial Statements and Thermadyne Holdings Corporation (Parent) Financial Information

The 9% Senior Secured Notes due 2017 are obligations of, and were issued by, Thermadyne Holdings Corporation. Thermadyne Holdings Corporation’s (parent only) assets at March 31, 2011 are its investments in its subsidiaries and its liabilities are the Senior Secured Notes due 2017. Each guarantor is wholly owned by Thermadyne Holdings Corporation. Successor’s management has determined the most appropriate presentation is to “push down” the Senior Secured Notes due 2017 to the guarantors in the accompanying condensed financial information, as such entities fully and unconditionally guarantee the Senior Secured Notes due 2017, and these subsidiaries are jointly and severally liable for all payments under these notes. The Senior Secured Notes due 2017 were issued to finance the acquisition of the Company along with new stockholders’ equity. The guarantor subsidiaries’ cash flow will service the debt.

The following financial information presents the guarantors and non-guarantors of the 9% Senior Secured Notes due 2017 and prior to February 1, 2011, the 9 1/4 % Senior Subordinated Notes due 2014, in accordance with Rule 3-10 of Regulation S-X. The condensed consolidating financial information includes the accounts of Thermadyne Holding Corporation (parent only), and the combined accounts of the guarantor subsidiaries and combined accounts of the non-guarantor subsidiaries for the periods indicated. Separate financial statements of the parent and each of the guarantor subsidiaries are not presented because management has determined such information is not material in assessing the financial condition, cash flows or results of operations of the Company and its subsidiaries. This information was prepared on the same basis as the consolidated financial statements. The Company’s Australian subsidiaries are included as guarantors for all years presented. With respect to the non-guarantor subsidiaries, approximately 70% of the assets and the sales have been pledged by the guarantor subsidiaries to the holders of the Senior Secured Notes.

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
MARCH 31, 2011

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Unaudited)
	(Dollars in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$—	$18,413	$7,602	$—	$26,015
Accounts receivable, net	—	60,626	11,909	—	72,535
Inventories	—	76,056	12,024	—	88,080
Prepaid expenses and other	—	9,741	4,246	—	13,987
Deferred tax assets	—	2,644	—	—	2,644

Total current assets	—	167,480	35,781	—	203,261
Property, plant and equipment, net	—	61,390	14,433	—	75,823
Deferred financing fees	—	14,271	—	—	14,271
Other assets	—	1,512	—	—	1,512
Goodwill	—	167,574	—	—	167,574
Intangibles, net	—	153,424	—	—	153,424
Investment in and advances to subsidiaries	166,154	79,232	—	(245,386)	—

Total assets	$166,154	$644,883	$50,214	$(245,386)	$615,865

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Current maturities of long-term obligations	$—	$1,454	$490	$—	$1,944
Accounts payable	—	28,748	6,830	—	35,578
Accrued and other liabilities	—	34,150	5,864	—	40,014
Accrued interest	—	7,713	—	—	7,713
Income taxes payable	—	3,950	1,189	—	5,139
Deferred tax liability	—	6,014	—	—	6,014

Total current liabilities	—	82,029	14,373	—	96,402
Long-term obligations, less current maturities	—	263,484	732	—	264,216
Deferred tax liabilities	—	74,697	—	—	74,697
Other long-term liabilities	—	12,841	1,555	—	14,396
Net equity (deficit) and advances to / from subsidiaries	—	198,749	30,756	(229,505)	—
Stockholders’ equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in-capital	176,166	—	—	—	176,166
Accumulated deficit	(14,731)	10,416	631	(11,047)	(14,731)
Accumulated other comprehensive income (loss)	4,719	2,667	2,167	(4,834)	4,719

Total stockholders’ equity (deficit)	166,154	13,083	2,798	(15,881)	166,154

Total liabilities and stockholders’ equity (deficit)	$166,154	$644,883	$50,214	$(245,386)	$615,865

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Dollars in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$—	$18,692	$3,707	$—	$22,399
Trusteed assets	183,685	—	—	—	183,685
Accounts receivable, net	—	53,399	12,242	—	65,641
Inventories	—	75,391	10,049	—	85,440
Prepaid expenses and other	725	4,912	2,944	—	8,581
Deferred tax assets	—	2,644	—	—	2,644

Total current assets	184,410	155,038	28,942	—	368,390
Property, plant and equipment, net	—	70,584	5,212	—	75,796
Deferred financing fees	—	14,553	—	—	14,553
Other assets	—	1,632	—	—	1,632
Goodwill	—	164,678	—	—	164,678
Intangibles, net	—	155,036	—	—	155,036
Investment in and advances to subsidiaries	163,876	79,232	—	(243,108)	—

Total assets	$348,286	$640,753	$34,154	$(243,108)	$780,085

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Senior subordinated notes due 2014	$176,095	$—	$—	$—	$176,095
Current maturities of long-term obligations	—	2,006	201	—	2,207
Accounts payable	—	22,137	4,839	—	26,976
Accrued and other liabilities	—	33,162	4,833	—	37,995
Accrued interest	8,062	1,122	—	—	9,184
Income taxes payable	—	3,722	433	—	4,155
Deferred tax liability	—	6,014	—	—	6,014

Total current liabilities	184,157	68,163	10,306	—	262,626
Long-term obligations, less current maturities	—	264,238	326	—	264,564
Deferred tax liabilities	—	74,832	—	—	74,832
Other long-term liabilities	—	13,551	1,108	—	14,659
Net equity (deficit) and advances to / from subsidiaries	725	210,319	3,291	(214,335)	—
Stockholders’ equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in-capital	176,035	—	—	—	176,035
Accumulated deficit	(14,680)	(12,968)	(661)	13,629	(14,680)
Accumulated other comprehensive income (loss)	2,049	22,618	19,784	(42,402)	2,049

Total stockholders’ equity (deficit)	163,404	9,650	19,123	(28,773)	163,404

Total liabilities and stockholders’ equity (deficit)	$348,286	$640,753	$34,154	$(243,108)	$780,085

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2011

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Unaudited)
	(Dollars in thousands)

Net sales	$—	$119,606	$21,434	$(24,543)	$116,497
Cost of goods sold	—	88,028	16,805	(21,562)	83,271

Gross margin	—	31,578	4,629	(2,981)	33,226
Selling, general and administrative expenses	—	22,076	2,754	—	24,830
Amortization of intangibles	—	1,704	—	—	1,704

Operating income (loss)	—	7,798	1,875	(2,981)	6,692
Other income (expense):
Interest, net	484	(6,746)	(35)	—	(6,297)
Amortization of deferred financing costs	—	(371)	—	—	(371)
Equity in net income (loss) of subsidiaries	(535)	—	—	535	—

Income (loss) before income tax provision	(51)	681	1,840	(2,446)	24
Income tax provision	—	(473)	548	—	75

Net income (loss)	$(51)	$1,154	$1,292	$(2,446)	$(51)

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Unaudited)
	(Dollars in thousands)

Net sales	$—	$106,219	$8,961	$(18,563)	$96,617
Cost of goods sold	—	76,473	6,441	(18,337)	64,577

Gross margin	—	29,746	2,520	(226)	32,040
Selling, general and administrative expenses	17	19,361	2,044	—	21,422
Amortization of intangibles	—	677	—	—	677

Operating income (loss)	(17)	9,708	476	(226)	9,941
Other income (expense):
Interest, net	(4,902)	(1,399)	(35)	—	(6,336)
Amortization of deferred financing costs	(124)	(140)	—	—	(264)
Equity in net income (loss) of subsidiaries	7,339	—	—	(7,339)	—

Income (loss) before income tax provision	2,296	8,169	441	(7,565)	3,341
Income tax provision	—	831	214	—	1,045

Net income (loss)	$2,296	$7,338	$227	$(7,565)	$2,296

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2011

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Unaudited)
	(Dollars in thousands)

Cash flows from operations:
Net cash provided by (used in) operating activities	$(7,257)	$6,890	$3,590	$(2,446)	$777

Cash flows from investing activities:
Capital expenditures	—	(2,610)	(1,548)	—	(4,158)
Other	—	(92)	—	—	(92)

Net cash provided by (used in) investing activities	—	(2,702)	(1,548)	—	(4,250)

Cash flows from financing activities:
Repayments of other long-term obligations	—	(1,306)	642	—	(664)
Repayment of Senior Subordinated Notes	(176,095)	—	—	—	(176,095)
Use of Trusteed Assets for redemption of Senior Subordinated Notes	183,685	—	—	—	183,685
Changes in net equity	(333)	(3,177)	1,064	2,446	—
Other	—	(89)	—	—	(89)

Net cash provided by (used in) financing activities	7,257	(4,572)	1,706	2,446	6,837

Effect of exchange rate changes on cash and cash equivalents	—	105	147	—	252

Net cash provided by (used in) continuing operations	—	(279)	3,895	—	3,616

Total increase (decrease) in cash and cash equivalents	—	(279)	3,895	—	3,616
Total cash and cash equivalents beginning of period	—	18,692	3,707	—	22,399

Total cash and cash equivalents end of period	$—	$18,413	$7,602	$—	$26,015

THERMADYNE HOLDINGS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2010

	Parent
	Thermadyne
	Holdings		Non-
	Corporation	Guarantors	Guarantors	Eliminations	Consolidated
	(Unaudited)
	(Dollars in thousands)

Cash flows from operations:
Net cash provided by (used in) operating activities	$(1,903)	$25,587	$2,529	$(7,565)	$18,648

Cash flows from investing activities:
Capital expenditures	—	(1,662)	26	—	(1,636)
Other	—	—	(81)	—	(81)

Net cash provided by (used in) investing activities	—	(1,662)	(55)	—	(1,717)

Cash flows from financing activities:
Repayments under Working Capital Facility	—	(9,643)	—	—	(9,643)
Repayments of other long-term obligations	—	(54)	(18)	—	(72)
Exercise of employee stock purchases	20	—	—	—	20
Changes in net equity and advances to / from discontinued operations	1,883	(7,748)	(1,700)	7,565	—
Other	—	35	—	—	35

Net cash provided by (used in) financing activities	1,903	(17,410)	(1,718)	7,565	(9,660)

Effect of exchange rate changes on cash and cash equivalents	—	237	(42)	—	195

Total increase (decrease) in cash and cash equivalents	—	6,752	714	—	7,466
Total cash and cash equivalents beginning of period	—	11,740	3,146	—	14,886

Total cash and cash equivalents end of period	$—	$18,492	$3,860	$—	$22,352

Stock compensation expense was reclassified from financing activities to operating activities for period shown.

Offer to Exchange

$260,000,000 Senior Secured Notes due 2017

For

$260,000,000 Senior Secured Notes due 2017 registered under the
Securities Act of 1933, as amended

PROSPECTUS

Until          , 2011, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Thermadyne Holdings Corporation and its Domestic Guarantor Subsidiaries

Thermadyne and its domestic guarantor subsidiaries are incorporated under the laws of the state of Delaware. Section 102 of the Delaware General Corporation Law, as amended, or the DGCL, allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that the person is or was one of the directors or officers of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in the corporation’s best interest, or not opposed to the corporation’s best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Section 145 also permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the corporation’s right if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation. Section 145 further permits a corporation to pay expenses (including attorneys’ fees) incurred by an officer or director in any suit in advance of the final disposition of such suit upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses (including attorneys’ fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Article Eighth of Thermadyne Holdings Corporation’s Fourth Amended and Restated Certificate of Incorporation and Article Eighth of our domestic guarantor subsidiaries’ Amended and Restated Certificates of Incorporation provide generally that each corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons who the registrant may indemnify under Section 145.

Our and our domestic guarantor subsidiaries’ bylaws are silent with respect to indemnification.

We have also entered into indemnification agreements with our directors and certain of our executive officers (each, an “Indemnitee”). Pursuant to each indemnification agreement, we have agreed to indemnify each Indemnitee to the fullest extent permitted by the DGCL. We have also agreed that as long as each Indemnitee is entitled to indemnification under the terms of the respective indemnification agreement, we will obtain and maintain in full force and effect directors’ and officers’ liability insurance in reasonable amounts from established and reputable insurers covering each Indemnitee against any liability asserted against or incurred by an Indemnitee or on an Indemnitee’s behalf in any indemnified capacity whether or not we would have the power to indemnify the Indemnitee against such liability under his or her indemnification agreement.

Thermadyne Australia Pty Ltd and Cigweld Pty Ltd (the “Australian Subsidiaries”)

The constitution of each of the Australian Subsidiaries provides that the directors, secretary or executive officers of each of them (including current or former directors, secretaries or executive officers of the companies or their related bodies corporate) (each a “Party”) shall be indemnified out of the property of the company against:

•	any liability incurred by the Party in his or her capacity as an officer of the company (except a liability for legal costs);

•	legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of his or her capacity as an officer of the company; and

•	legal costs incurred in good faith in obtaining legal advice on issues relevant to the performance of his or her functions and discharge of his or her duties as an officer of the company, or a subsidiary of the company, if that expenditure has been approved in accordance with the company’s policy, provided that such indemnification shall not extend to any matter to the extent the company is forbidden by law to indemnify the Party against or is an indemnity against a liability or legal costs which, if given, would be made void by law.

Under the Corporations Act (Cth) 2001 (“Corporations Act”) a company must not:

•	exempt a person (directly or indirectly) from a liability to the company incurred as an officer of the company;

•	in relation to a liability (other than a liability for legal costs), indemnify a person (by agreement or by making a payment, whether directly or indirectly) against a liability: owed to the company or one of its related body corporate; for a pecuniary penalty order under section 1317G of the Corporations Act or a compensation order under section 1317H; or which arises as a result of conduct of that person which was not in good faith; and

•	in relation to a liability for legal costs, indemnify a person (by agreement or by making a payment, whether directly or indirectly) against legal costs incurred in defending an action for a liability incurred as an officer of the company if those legal costs are incurred: in defending or resisting proceedings in which the person is found to have a liability for which the Corporations Act states no indemnity may be provided; in defending or resisting criminal proceedings in which the person is found guilty; in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established; or in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

The Corporations Act also states that anything that purports to indemnify a person against a liability, or exempt a person from a liability, is void to the extent it contravenes the above stated prohibitions.

The constitution of each of the Australian Subsidiaries provides that the Australian Subsidiaries may pay, or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is, or has been, a director, secretary or executive officer of the company, or of a related body corporate of the company, against any liability incurred by that person in that capacity, including a liability for legal costs, unless:

•	the company is forbidden by law to pay, or agree to pay, the premium; or

•	the contract would, if the company paid the premium, be made void by law.

Under the Corporations Act a company or a related body corporate must not pay, or agree to pay (either directly or indirectly), a premium for a contract insuring a person who is or has been an officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a wilful breach of duty in relation to the company; or

•	improper use of information or position to gain personal advantage for himself or herself or someone else, or cause detriment to the company.

The Corporations Act also states that anything that purports to insure a person against a liability is void to the extent it contravenes the above stated prohibitions.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.  Reference is made to the Index of Exhibits filed as part of this registration statement.

Item 22.	Undertakings.

(a) Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrants are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: Each of the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, each of the undersigned registrants will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or its or their securities provided by or on behalf of the undersigned registrants; and

(iv) any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

THERMADYNE HOLDINGS CORPORATION

By:	*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief Financial and Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President and Chief Executive Officer (Principal Executive Officer) and Director	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Financial and Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	June 20, 2011

* James O. Egan		Director	June 20, 2011

* Douglas R. Korn		Director	June 20, 2011

* Michael A. McLain		Director and Chairman of the Board	June 20, 2011

* Joshua H. Neuman		Director	June 20, 2011

C. Thomas O’Grady		Director

Eric K. Schwalm		Director

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

CIGWELD PTY LTD.

By:	*
Name:     Steven A. Schumm

Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Steven A. Schumm		Director (Principal Financial Officer and Principal Accounting Officer) and Authorized Representative in the United States	June 20, 2011

* Graeme Williams		Director (Principal Executive Officer)	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

STOODY COMPANY

By:	*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President (Principal Executive Officer)	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Administrative Officer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

THERMADYNE AUSTRALIA PTY LTD.

By:	*
Name:     Steven A. Schumm

Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Steven A. Schumm		Director (Principal Financial Officer and Principal Accounting Officer) and Authorized Representative in the United States	June 20, 2011

* Graeme Williams		Director (Principal Executive Officer)	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

THERMADYNE INDUSTRIES, INC.

By:	*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief
Administrative Officer and Chief Financial
Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President (Principal Executive Officer)	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Administrative Officer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

THERMADYNE INTERNATIONAL CORP.

By:	*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief
Administrative Officer and Chief Financial
Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President (Principal Executive Officer)	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Administrative Officer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

THERMAL DYNAMICS CORPORATION

By:
*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief
Administrative Officer and Chief Financial
Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President (Principal Executive Officer)	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Administrative Officer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 20, 2011.

VICTOR EQUIPMENT COMPANY

By:
*
Name:     Steven A. Schumm

Title:	Executive Vice President, Chief
Administrative Officer and Chief Financial
Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Martin Quinn		President (Principal Executive Officer)	June 20, 2011

* Steven A. Schumm		Executive Vice President, Chief Administrative Officer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	June 20, 2011

*By:	/s/ Nick H. Varsam Nick H. Varsam as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

INDEX TO EXHIBITS

Exhibit
Number		Description of Exhibit

*2	.1	Agreement and Plan of Merger, dated as of October 5, 2010, by and among Razor Holdco Inc., Razor Merger Sub Inc. and Thermadyne Holdings Corporation
*3	.1	Fourth Amended and Restated Certificate of Incorporation of Thermadyne Holdings Corporation
*3	.2	Amended and Restated By-Laws of Thermadyne Holdings Corporation
*3	.3	Certificate of Registration on Change of Name of Cigweld Pty Ltd.
*3	.4	Constitution of Cigweld Pty Ltd.
*3	.5	Amended and Restated Certificate of Incorporation of Stoody Company
*3	.6	Amended and Restated Bylaws of Stoody Company
*3	.7	Certificate of Registration of Thermadyne Australia Pty Ltd.
*3	.8	Constitution of Thermadyne Australia Pty Ltd.
*3	.9	Amended and Restated Certificate of Incorporation of Thermadyne Industries, Inc.
*3	.10	Amended and Restated Bylaws of Thermadyne Industries, Inc.
*3	.11	Amended and Restated Certificate of Incorporation of Thermadyne International Corp.
*3	.12	Amended and Restated Bylaws of Thermadyne International Corp.
*3	.13	Amended and Restated Certificate of Incorporation of Thermal Dynamics Corporation
*3	.14	Amended and Restated Bylaws of Thermal Dynamics Corporation
*3	.15	Amended and Restated Certificate of Incorporation of Victor Equipment Company
*3	.16	Amended and Restated Bylaws of Victor Equipment Company
*4	.1	Indenture, dated as of December 3, 2010, among Thermadyne Holdings Corporation, the guarantors thereto and U.S. Bank National Association, as trustee and collateral trustee (the “Indenture”)
*4	.2	Registration Rights Agreement, dated as of December 3, 2010, among Thermadyne Holdings Corporation, the guarantors named therein, Jefferies & Company, Inc. and RBC Capital Markets, LLC
*4	.3	Fourth Amended and Restated Credit Agreement, dated as of December 3, 2010, among Razor Merger Sub Inc., Thermadyne Holdings Corporation, Thermadyne Industries, Inc., Victor Equipment Company, Thermadyne International Corp., Thermal Dynamics Corporation and Stoody Company, as borrowers, Thermadyne Holdings Corporation, as the borrower representative, the other parties designated therein as credit parties, General Electric Capital Corporation as a lender, swingline lender and agent for all lenders and the other financial institutions party thereto as lenders
*4	.4	Intercreditor Agreement, dated as of December 3, 2010, among General Electric Capital Corporation, as ABL Agent, and U.S. Bank National Association, as Collateral Trustee
5.1		Opinion of Bryan Cave LLP
5.2		Opinion of Clayton Utz
*10	.1	Lease Agreement, dated as of October 10, 1990, by and among Stoody Deloro Stellite, Bowling Green-Warren County Industrial Park Authority, Inc., Thermadyne Industries, Inc. and Thermadyne Holdings Corporation
*10	.2	First Amendment to Lease Agreement, dated as of June 1991, by and among Stoody Deloro Stellite, Bowling Green-Warren County Industrial Park Authority, Inc., Thermadyne Industries, Inc. and Thermadyne Holdings Corporation
*10	.3	Second Amendment to Lease Agreement, dated as of December 2, 1996, by and among Stoody Deloro Stellite, Bowling Green-Warren County Industrial Park Authority, Inc., Thermadyne Industries, Inc. and Thermadyne Holdings Corporation
*10	.4	Third Amendment to Lease Agreement, dated as of October 20, 2001, by and among Bowling Green Area Economic Development Authority, Inc. (previously known as the Bowling Green-Warren County Industrial Park Authority, Inc.), Stoody Company, Inc., Thermadyne Industries, Inc. and Thermadyne Holdings Corporation
*10	.5	Lease Modification and Extension Agreement, effective as of October 1, 2009, by and among the Bowling Green Area Economic Development Authority, Inc. (successor by merger to Bowling Green-Warren County Industrial Park Authority, Inc.), Stoody Company (f/k/a Stoody Deloro Stellite), Thermadyne Industries, Inc. and Thermadyne Holdings Corporation

Exhibit
Number		Description of Exhibit

*10	.6	Lease Agreement, dated as of September 22, 2003, between Alliance Gateway No. 58, Ltd. and Victor Equipment Company
*10	.7	First Amendment to Lease, effective May 1, 2004, between Alliance Gateway No. 58, Ltd. and Victor Equipment Company
*10	.8	Second Amendment to Lease, effective March 1, 2005, between Alliance Gateway No. 58, Ltd. and Victor Equipment Company
*10	.9	Lease Agreement, dated as of January 19, 2005, between Ningbo Longxing Group Co., Ltd. and Ningbo Fulida Gas Equipment Co. Ltd.
*10	.10	Lease Agreement, dated as of December 28, 2004, between Ningbo Longxing Group Co., Ltd. and Thermadyne (Ningbo) Cutting and Welding Equipment Manufacturing Company Ltd.
*10	.11	Industrial Real Property Lease, dated as of June 6, 1988, between National Warehouse Investment Company and Victor Equipment Company
*10	.12	First Amendment to Amended and Restated Industrial Real Property Lease, dated as of August 1, 2007, between 2800 Airport Road Limited Partnership (successor in interest to National Warehouse Investment Company) and Victor Equipment Company
*10	.13	Letter of Extension of Lease, dated as of September 26, 2002, between First Industrial Realty Trust, Inc. (successor in interest to National Warehouse Investment Company) and Victor Equipment Company
*10	.14	Amended and Restated Industrial Real Property Lease, dated as of August 11, 1988, between National Warehouse Investment Company and Thermal Dynamics Corporation
*10	.15	First Amendment to Amended and Restated Industrial Real Property Lease, dated as of January 20, 1989, between National Warehouse Investment Company and Thermal Dynamics Corporation
*10	.16	Second Amendment to Amended and Restated Industrial Real Property Lease, dated as of August 1, 2007, between Benning Street, LLC (successor in interest to National Warehouse Investment Company) and Thermal Dynamics Corporation
*10	.17	Industrial Real Property Lease, dated as of August 11, 1988, between Holman/Shidler Investment Corporation and Palco Welding Products of Canada, Ltd.
*10	.18	Amending Agreement, dated as of March 18, 2003, by and among Holman/Shidler Investment Corporation, Thermadyne Welding Products Canada, Limited and Thermadyne Holdings Corporation
*10	.19	Amending Agreement, dated as of October 25, 2007, by and among Holman/Shidler Investment Corporation, Thermadyne Welding Products Canada, Limited and Thermadyne Holdings Corporation
*10	.20	Lease Amending Agreement, dated as of January 4, 2010, by and among Holman/Shidler Investment Corporation, Thermadyne Welding Products Canada, Limited and Thermadyne Holdings Corporation
*10	.21	Lease Agreement, dated as of October 13, 2008, between Banco J.P. Morgan, S.A., Institución de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria and Victor Equipment de Mexico S.A. de C.V.
*10	.22	Change of Lessor, dated as of October 14, 2009 , between The Bank of New York Mellon S.A. Institution de Banca Multiple and Victor Equipment de Mexico S.A. de C.V.
*10	.23	Agreement for Lease, dated in 2000, between Michael Ferraro and Comweld Group Pty Ltd.
*10	.24	Deed of Extension of Lease, dated in 2010, between Melbourne Property Developers Pty Ltd and Cigweld Pty. Ltd.
*10	.25	Amended and Restated Executive Employment Agreement, dated as of August 17, 2009, between Thermadyne Holdings Corporation and Martin Quinn
*10	.26	Amendment to Amended and Restated Executive Employment Agreement, dated as of December 3, 2010, between Thermadyne Holdings Corporation and Martin Quinn
*10	.27	Third Amended and Restated Executive Employment Agreement, dated as of August 17, 2009, between Thermadyne Holdings Corporation and Terry Downes
*10	.28	Amendment to Third Amended and Restated Executive Employment Agreement, dated as of December 3, 2010, between Thermadyne Holdings Corporation and Terry Downes
*10	.29	Executive Employment Agreement, dated as of August 7, 2006, between Thermadyne Holdings Corporation and Steven A. Schumm

Exhibit
Number		Description of Exhibit

*10	.30	Amendment regarding IRC Section 409A to Executive Employment Agreement, dated as of December 31, 2008, between Thermadyne Holdings Corporation and Steven A. Schumm
*10	.31	Amendment to Executive Employment Agreement, dated as of December 3, 2010, between Thermadyne Holdings Corporation and Steven A. Schumm
*10	.32	Executive Employment Agreement, dated as of July 12, 2007, between Thermadyne Holdings Corporation and Terry A. Moody
*10	.33	Amendment regarding IRC Section 409A to Executive Employment Agreement, dated as of December 31, 2008, between Thermadyne Holdings Corporation and Terry A. Moody
*10	.34	Amendment to Executive Employment Agreement, dated as of December 3, 2010, between Thermadyne Holdings Corporation and Terry A. Moody
*10	.35	Executive Employment Agreement, dated as of July 14, 2009, between Thermadyne Holdings Corporation and Nick Varsam
*10	.36	Form of Retention Bonus Agreement
*10	.37	Stockholders’ Agreement, dated as of December 3, 2010, by and among Thermadyne Technologies Holdings, Inc. and the holders that are party thereto
*10	.38	Thermadyne Technologies Holdings, Inc. 2010 Equity Incentive Plan, dated as of December 2, 2010
*10	.39	Form of Nonqualified Stock Option Award Agreement
10.40		Form of Indemnification Agreement between Thermadyne Technologies Holdings, Inc. and the directors and officers of the registrant
*10	.41	Management Services Agreement, dated as of December 3, 2010, between Irving Place Capital Management, L.P. and Thermadyne Holdings Corporation
*10	.42	Consulting Agreement, dated as of December 3, 2010, by and among Razor Merger Sub Inc., Michael McLain, James Floyd, Rahul Kapur, Gary Warren and John Magliana
*10	.43	Separation Agreement and General Release, dated as of May 10, 2011, by and among Terry Downes, Thermadyne Holdings Corporation, Thermadyne Technologies Holdings, Inc. and each of its subsidiaries, divisions and affiliates
*12		Statement re Computation of Ratio of Earnings to Fixed Charges
*21		Subsidiaries of Thermadyne Holdings Corporation
23.1		Consent of KPMG LLP
23.2		Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.3		Consent of Clayton Utz (included in Exhibit 5.2)
*24		Power of Attorney (included under Signatures)
*25		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association with respect to the Indenture
99.1		Form of Letter of Transmittal
*99	.2	Form of Notice of Guaranteed Delivery
*99	.3	Form of Letter to Brokers and Dealers
*99	.4	Form of Letter to Clients

*		Previously filed.